Filed Pursuant to Rule 424(b)(3)
Registration No. 333-297273

PROSPECTUS

$16,000,000,000

Honeywell Aerospace Inc.

Exchange Offers for

$1,250,000,000 3.900% Senior Notes due 2028

$1,250,000,000 4.000% Senior Notes due 2029

$500,000,000 Floating Rate Senior Notes due 2029

$2,000,000,000 4.300% Senior Notes due 2031

$1,750,000,000 4.600% Senior Notes due 2033

$3,250,000,000 4.950% Senior Notes due 2036

$1,000,000,000 5.622% Senior Notes due 2046

$3,500,000,000 5.732% Senior Notes due 2056

$1,500,000,000 5.852% Senior Notes due 2066

Terms of the Exchange Offers

•	We are offering to exchange up to:

•

$1,250,000,000 of our outstanding 3.900% Senior Notes due 2028 (the “2028 initial notes”) for a like amount of our registered 3.900% Senior Notes due 2028 (the “2028 exchange notes” and, together with the 2028 initial notes, the “2028 notes”);

•

$1,250,000,000 of our outstanding 4.000% Senior Notes due 2029 (the “2029 fixed rate initial notes”) for a like amount of our registered 4.000% Senior Notes due 2029 (the “2029 fixed rate exchange notes” and, together with the 2029 fixed rate initial notes, the “2029 fixed rate notes”);

•

$500,000,000 of our outstanding Floating Rate Senior Notes due 2029 (the “2029 floating rate initial notes”) for a like amount of our registered Floating Rate Senior Notes due 2029 (the “2029 floating rate exchange notes” and, together with the 2029 floating rate initial notes, the “2029 floating rate notes”);

•

$2,000,000,000 of our outstanding 4.300% Senior Notes due 2031 (the “2031 initial notes”) for a like amount of our registered 4.300% Senior Notes due 2031 (the “2031 exchange notes” and, together with the 2031 initial notes, the “2031 notes”);

•

$1,750,000,000 of our outstanding 4.600% Senior Notes due 2033 (the “2033 initial notes”) for a like amount of our registered 4.600% Senior Notes due 2033 (the “2033 exchange notes” and, together with the 2033 initial notes, the “2033 notes”);

•

$3,250,000,000 of our outstanding 4.950% Senior Notes due 2036 (the “2036 initial notes”) for a like amount of our registered 4.950% Senior Notes due 2036 (the “2036 exchange notes” and, together with the 2036 initial notes, the “2036 notes”);

•

$1,000,000,000 of our outstanding 5.622% Senior Notes due 2046 (the “2046 initial notes”) for a like amount of our registered 5.622% Senior Notes due 2046 (the “2046 exchange notes” and, together with the 2046 initial notes, the “2046 notes”);

•

$3,500,000,000 of our outstanding 5.732% Senior Notes due 2056 (the “2056 initial notes”) for a like amount of our registered 5.732% Senior Notes due 2056 (the “2056 exchange notes” and, together with the 2056 initial notes, the “2056 notes”); and

•

$1,500,000,000 of our outstanding 5.852% Senior Notes due 2066 (the “2066 initial notes”) for a like amount of our registered 5.852% Senior Notes due 2066 (the “2066 exchange notes” and, together with the 2066 initial notes, the “2066 notes”).

•

The term “fixed rate exchange notes” refers collectively to the 2028 exchange notes, 2029 fixed rate exchange notes, 2031 exchange notes, 2033 exchange notes, 2036 exchange notes, 2046 exchange notes, 2056 exchange notes and 2066 exchange notes. The term “floating rate exchange notes” refers to the 2029 floating rate exchange notes. The term “fixed rate initial notes” refers collectively to the 2028 initial notes, 2029 fixed rate initial notes, 2031 initial notes, 2033 initial notes, 2036 initial notes, 2046 initial notes, 2056 initial notes and 2066 initial notes. The term “floating rate initial notes” refers to the 2029 floating rate initial notes. The term “fixed rate notes” refers to the fixed rate exchange notes and the fixed rate initial notes. The term “floating rate notes” refers to the floating rate exchange notes and the floating rate initial notes. The term “exchange notes” refers collectively to the fixed rate exchange notes and the floating rate exchange notes. The term “initial notes” refers collectively to the fixed rate initial notes and the floating rate initial notes. The term “notes” refers to both exchange notes and initial notes.

•	Each exchange offer will expire at 5:00 p.m., New York City time, on August 10, 2026, unless extended.

•	If all the conditions to an exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn in such exchange offer for the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of the relevant exchange offer.

•

The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Terms of the Exchange Notes

•

The 2028 exchange notes will mature on March 16, 2028. Interest on the 2028 exchange notes will accrue at the rate of 3.900% per annum. The 2029 fixed rate exchange notes will mature on March 16, 2029. Interest on the 2029 fixed rate exchange notes will accrue at the rate of 4.000% per annum. The 2029 floating rate exchange notes will mature on March 16, 2029. Interest on the 2029 floating rate exchange notes will accrue at a floating rate equal to compounded Secured Overnight Financing Rate (“SOFR”) plus 0.630%, subject to the provisions set forth under “Description of Notes—Interest and Principal—Floating Rate Notes”; provided, however, that the minimum interest rate on the 2029 floating rate exchange notes shall not be less than 0.000%. The 2031 exchange notes will mature on March 16, 2031. Interest on the 2031 exchange notes will accrue at the rate of 4.300% per annum. The 2033 exchange notes will mature on March 16, 2033. Interest on the 2033 exchange notes will accrue at the rate of 4.600% per annum. The 2036 exchange notes will mature on March 16, 2036. Interest on the 2036 exchange notes will accrue at the rate of 4.950% per annum. The 2046 exchange notes will mature on March 16, 2046. Interest on the 2046 exchange notes will accrue at the rate of 5.622% per annum. The 2056 exchange notes will mature on March 16, 2056. Interest on the 2056 exchange notes will accrue at the rate of 5.732% per annum. The 2066 exchange notes will mature on March 16, 2066. Interest on the 2066 exchange notes will accrue at the rate of 5.852% per annum.

•

We will pay interest on the fixed rate exchange notes semi-annually in arrears on March 16 and September 16 of each year, commencing on September 16, 2026, to the holders of record of a series of exchange notes at the close of business on March 2 and September 2, as the case may be, immediately preceding the relevant interest payment date. We will pay interest on the floating rate exchange notes quarterly in arrears on March 16, June 16, September 16 and December 16 of each year, commencing on September 16, 2026, to the holders of record of the floating rate exchange notes on the date which is fifteen days prior to the relevant interest payment date.

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The exchange notes will be our senior unsecured obligations and rank pari passu in right of payment to all of our other senior unsecured indebtedness and senior in right of payment to our subordinated indebtedness.

•	The exchange notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the property or assets securing such indebtedness.

•	The exchange notes will be structurally subordinated to all obligations of our subsidiaries (including secured and unsecured obligations).

Before participating in the exchange offers, please refer to the section in this prospectus entitled “Risk Factors” commencing on page 33.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where those initial notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date of the applicable exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is July 13, 2026.

We are responsible for the information contained and incorporated by reference in this prospectus, any accompanying prospectus supplement and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Each prospective purchaser of the exchange notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the exchange notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and we shall not have any responsibility therefor.

i

TRADEMARKS AND COPYRIGHTS

The trademarks, trade names, and service marks of Aerospace appearing in this prospectus are, as applicable, our property, licensed to us or, prior to the completion of the distribution, the property of Honeywell. The Honeywell name and mark, and other trademarks, trade names, and service marks of Honeywell appearing in this prospectus, are the property of Honeywell. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the “®”, “™” or “SM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names, and service marks. This prospectus also contains additional trademarks, trade names, and service marks belonging to other parties. We do not intend our use or display of these other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, such other parties.

INDUSTRY INFORMATION AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market share, is based on information from third-party sources, our own analysis of data received from these third-party sources, our own internal data, commissioned market research, and management estimates. We derive management estimates from publicly available information, our knowledge of our industry, and assumptions based on such information and knowledge, which we believe to be reasonable. We have not independently verified data from third-party sources and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position, and market share within such industry provide general guidance but are inherently imprecise. Assumptions and estimates of our and our industry’s future performance are subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the section of this prospectus entitled “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. For additional information, see the sections of this prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

NON-GAAP FINANCIAL DATA

We provide financial information not in accordance with accounting principles generally accepted in the United States (“non-GAAP” financial information) to enhance the understanding of our financial information prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. The non-GAAP financial information presented may be determined or calculated differently by other companies.

We present Organic sales growth, Adjusted EBIT, Total segment profit, Adjusted EBIT margin, Segment Adjusted EBIT, Segment Adjusted EBIT margin, and Free cash flow in this prospectus because we believe such measures provide investors with additional information to measure our performance. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation on why we use these non-GAAP financial measures, their definitions, their limitations, and reconciliations to their nearest GAAP financial measures.

Because of their limitations, these non-GAAP financial measures are not intended as alternatives to GAAP financial measures or as indicators of our operating performance and should not be considered as measures of cash available to invest in the growth of our business or that will be available to meet our obligations. We compensate for these limitations by presenting these non-GAAP financial measures along with other comparative tools, together with GAAP financial measures, to assist in the evaluation of operating performance.

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BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires:

•

References in this prospectus to “Aerospace,” “we,” “us,” “our,” and “the Company” refer to Honeywell Aerospace Inc., a Delaware corporation, and/or its subsidiaries after giving effect to the separation (as described below).

•	References in this prospectus to “Honeywell” refer to Honeywell International Inc., a Delaware corporation, and its consolidated subsidiaries.

•

References in this prospectus to the “Aerospace Business” refer to Honeywell’s operating segment that supplies aircraft products, software, and services to original equipment manufacturers and other customers in a variety of end markets, including air transport, regional, business, and general aviation aircraft, airlines, aircraft operators, and defense and space contractors.

•

References in this prospectus to the “Automation Business” refer to the businesses, activities and operations of Honeywell other than the Aerospace Business, including Honeywell’s businesses that provide industrial automation solutions for customers in refining/petrochemicals, life sciences, utilities, warehouse and logistics, building automation solutions, and energy and sustainable solutions.

•

References in this prospectus to the “separation” refer to the separation of the Aerospace Business from Honeywell’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Aerospace, to hold the assets and liabilities associated with the Aerospace Business after the distribution.

•

References in this prospectus to the “distribution” refer to the distribution of all of Aerospace’s issued and outstanding shares of common stock to Honeywell shareowners as of the close of business on the record date for the distribution.

•

References in this prospectus to Aerospace’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Aerospace Business as the business was conducted as part of Honeywell prior to the completion of the separation.

•

References in this prospectus to the “separation agreement” refer to the Separation and Distribution Agreement that Honeywell and Aerospace entered into to effect the separation and provide a framework for the relationship between Honeywell and Aerospace after the separation.

•	References in this prospectus to the “Spin-Off” refer to the transaction in which Honeywell distributed to its shareowners 100% of the shares of our common stock.

Certain percentages and other figures provided and used in this prospectus may not add up to 100.0% due to the rounding of individual components.

On June 29, 2026, Honeywell completed the separation of Aerospace. On June 29, 2026, our common stock began regular-way trading on the Nasdaq Stock Market LLC under the ticker symbol “HONA.”

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SUMMARY

The following is a summary of selected information included in this prospectus and is qualified in its entirety by the more detailed information and historical financial statements included elsewhere herein. Because this is a summary, it is not complete and may not contain all of the information that may be important to you in making a decision on whether or not to exchange your initial notes for exchange notes. Before making a decision, you should carefully read this prospectus in its entirety.

The Company

We are a leading global tier-1 aerospace and defense supplier of mission critical systems and technologies that enable the production, maintenance, and safe operation of aerospace and defense platforms. Our systems and technologies support original equipment manufacturer (“OEM”), government, defense prime contractor (which we refer to as a “defense prime”), and aircraft operator customers across the Commercial Air Transport, Business Aviation, and Defense and Space end markets. Our comprehensive portfolio of market leading systems and technologies are organized into the following segments: Electronic Solutions (“ES”), Engines & Power Systems (“E&PS”), and Control Systems (“CS”). As of March 28, 2026, we employ approximately 36,000 people across more than 90 engineering, manufacturing, and maintenance, repair, and overhaul (“MRO”) facilities globally.

Our proud heritage includes over a century of safe and reliable performance and continuous innovation across every major era of flight. Since inventing the world’s first autopilot in 1914, we repeatedly introduced category-defining technologies including the first commercial auxiliary power units (“APUs”) in the 1950s, the Ground Proximity Warning System in the 1970s, integrated digital cockpits in the 1990s, combined power and thermal management in the 2000s, electromechanical control actuation in the 2010s and, most recently, the first automated runway safety system that we expect to be transformative for flight operations. Over time, we have leveraged our flight heritage to grow in attractive defense markets where our systems and technologies have been mission critical to U.S. national security and NASA missions for decades. Our long track record, deep industry experience and cutting-edge technology are the reasons many customers, including the largest and most discerning companies across the Commercial Air Transport, Business Aviation, and Defense and Space end markets, consistently turn to us to deliver advanced systems that power and protect their platforms.

Below is a description of net sales by segment, channel, and geographic area for the year ended December 31, 2025. For purposes of the descriptions and reports disclosed in this prospectus, the region of Europe, Middle East, and Africa includes India consistent with our internal reporting structure (“EMEA”).

(1)	Net sales are classified according to their country of origin. Included in United States Net sales are export sales of $4,665 million for the year ended December 31, 2025.

We are a “nose-to-tail” provider and manufacturer of a comprehensive portfolio of differentiated systems and technologies, which drives a large installed base that enables recurring aftermarket services throughout the life of the platforms we support. Our installed base consists of platform- and end market-agnostic systems on approximately 90% of the in-service aircraft fleet and our solutions are specified into the design of over 250 in-production aerospace and defense platforms. Given the demanding certification processes, our installed base typically delivers a recurring revenue stream for the life of the platform that often extends for many decades. From 2022 to 2025, we were awarded contracts that we expect will contribute over $90 billion of revenue during the life of these platforms, which we believe positions us for strong revenue growth.

Our aftermarket services include the provision of new replacement parts, Honeywell-certified used parts, and MRO activities that we provide directly or through operators, channel partners, and independent service providers. In addition, we support our installed base through the development and production of retrofits, modifications, and upgrades (“RMU”) to enhance safety, efficiency, reliability and extend the life of in-service aircraft platforms. These RMU are targeted to support our long-cycle platforms which can remain in service for up to 50 years. Our RMU offerings delivered revenue of $1.6 billion in the year ended December 31, 2025, representing 9% of Aerospace revenue, and has grown at an approximately 18% compound annual growth rate since the year ended December 31, 2021. Together, our aftermarket services and RMU offerings drive highly visible, recurring and high-margin revenue growth.

We prioritize investment in research, development and engineering to develop technologies that help our customers solve their most essential and complex mission requirements. A core tenet of our coordinated company and customer funded research, development, and engineering investment strategy is to develop common systems and technologies that address applications across Commercial Air Transport, Business Aviation, and Defense and Space end markets. We believe this “develop once, deploy everywhere” approach drives efficiency in our manufacturing and supply chain while maximizing return-on-investment (“ROI”). We maintain a robust innovation pipeline focused on end-market agnostic technologies that are aligned with our customers’ evolving requirements, including electrification, autonomy, efficient engines, and enhanced safety. We believe our common technology platform and focus on our customers’ priorities allows us to win high-value content and contracts with both OEMs and operators.

From 2023 to 2025, we significantly increased our supply chain team and strategically invested more than $1 billion across our supply chain to improve our ability to scale effectively and deliver for our customers. These investments – spanning in-sourcing, dual-sourcing, multi-sourcing, and touch and non-touch labor – significantly improved our supply chain resiliency. As a result, we achieved 14 consecutive quarters of double-digit factory output growth through December 2025, reinforcing our ability to deliver high-value, mission critical products reliably and at scale. We leverage digital connectivity and advanced planning tools, including the integration of AI solutions, to enhance supplier collaboration, procurement efficiency, and aftermarket service. In parallel, ongoing investments in smart factory initiatives and selective automation further strengthen our execution capabilities.

In connection with the separation, Honeywell has provided the Honeywell Accelerator operating system tools and processes to us. Honeywell has developed Accelerator, a world-class management and operating framework, over the past two decades, creating a culture of continuous improvement, operational excellence, and disciplined execution. Since the separation and distribution, we continue to use, evolve, and tailor these tools and processes to develop the Honeywell Aerospace operating system for our standalone business. The Honeywell Aerospace operating system underpins our business model and will continue to play a critical role in enabling our integrated commercial and defense supply chains and shared manufacturing capabilities. Our operating system has matured over time, leveraging lean, Six Sigma and digital tools to provide real-time visibility into supply chain, production, and operational performance. Our digital tools provide real-time insight into research, development, and engineering spend and milestone adherence, orders and demand, inventory tracking, production output and manufacturing stage metrics. By standardizing business processes, aligning the organization around clear objectives, and leveraging these digital tools, the Honeywell Aerospace operating system enhances our ability to drive efficiency, productivity, and performance across all facets of our operations, and ultimately to build a strong foundation for profitable growth, margin expansion and cash generation.

We complement our organic growth with strategic partnerships, strong M&A capabilities, and a well-defined inorganic roadmap. In the last two years, we successfully completed and integrated two highly strategic portfolio-enhancing acquisitions: Civitanavi Systems S.p.A. (“Civitanavi”) and CAES Systems Holdings LLC (“CAES”), which added new systems and technologies to our capabilities in alternative navigation and electronic warfare and enhanced our European defense footprint. We maintain a robust pipeline of potential acquisition opportunities and apply a disciplined approach to evaluating and executing M&A, which focuses on adding complementary technologies, increasing content on next-generation platforms, strengthening our supply chain, and expanding our customer and geographical reach. For completed acquisitions, we focus on value creation through cross-selling adjacent technologies, improving operating models and global scale, and enhancing aftermarket services performance and RMU development. Following the separation, we expect to continue to prioritize value-enhancing M&A and benefit from our tailored capital allocation as a pure-play tier-1 global aerospace and defense supplier.

Our Portfolio

Within each of our segments, we manufacture a comprehensive portfolio of differentiated systems and scalable technologies within each segment that are highly integrated and mission critical to a customer base of OEMs, defense primes, and aircraft operators across our end markets. The following table summarizes selected solutions provided through each of our three market-leading segments:

Leading Portfolio of Aerospace and Defense Franchises

Electronic Solutions

39%

Designs, manufactures, and supplies solutions that enable complex sensing, protection, targeting and communications operations in the electromagnetic spectrum – as well as solutions that focus on in-flight cabin and cockpit connectivity, safety and surveillance, defense radiofrequency, and counter unmanned aerial systems.

These solutions improve flight operations, navigation, safety, and efficiency for our customers.

- Integrated cockpits, radars
- Flight management systems
- Precision navigation
- Electromagnetic defensive solutions
- Cabin, cockpit satellite communication

Engines & Power Systems

31%

Designs, manufactures, and supplies propulsion engines, APUs, and electric power generation and distribution products.

These systems and technologies provide our customers with reliable and efficient power for aircraft propulsion and electrical needs.

- Business jet engines
- Military engines
- Auxiliary power units
- Electric power

Control Systems

30%

Designs, manufactures, and supplies mission critical air, thermal, motion, lighting, friction, and engine control systems.

These mission critical systems play a vital role in ensuring the safe, reliable, and efficient control of cabin environments and major aircraft operations.

- Cabin pressure controls, air, thermal management
- Engine fuel controls
- Lighting
- Wheels and brakes

Our portfolio’s strength lies in delivering integrated systems and technologies, leveraging shared resources and capabilities across different end markets. As a result, we have become a key partner in the design and production of approximately 90% of aircraft currently in service. In the year ended December 31, 2025, no single platform accounted for more than 8% of our revenue. The exhibit below highlights our comprehensive portfolio and complementary capabilities across the Commercial Air Transport, Business Aviation, and Defense and Space end markets:

Comprehensive Portfolio of Differentiated Systems and Technologies that Make Honeywell Aerospace a Critical Partner for Aircraft Design and Production

- Electronic Solutions
- Engines & Power Systems
- Control Systems

COMMERCIAL AIR TRANSPORT

Precision Navigation; Safety Alerting Systems
Flight Management System
Flight Controls
Cabin Pressure and Cooling
Satellite Communications
Weather Radars
Auxiliary Power Units
Integrated Flight Decks
LED Aircraft Lights
Engine Controls
Wheels and Braking Systems
Connected Cabin Management

BUSINESS AVIATION

Flight Controls
Flight Management System
Propulsion Engine and Controls
Precision Navigation: Safety Alerting Systems
Cabin Pressure and Cooling
Satellite Communications
Weather Radars
Lighting
Auxiliary Power Units
Integrated Flight Decks
Cockpit & Flight Data Recorders

DEFENSE AND SPACE

Flight Management System
Flight Controls
Thermal & Environmental Control Systems
Radar Altimeter
Fire Control Radar Components
Propulsion Engine Power Systems (e.g., APU)
Subassembly for Radar
Navigation & Connectivity
Lighting
Subassembly for Electronic Warfare System
Wheels and Braking Systems

Well-Balanced Exposure Across End Markets

Commercial Air Transport
Defense
Space
Business Aviation
Helicopters
UAVs & Urban Air Mobility
Naval & Commercial Marine

In Commercial Air Transport, we are a trusted partner and supplier of mission critical systems and technologies to major OEMs including Boeing, Airbus, and Embraer. We provide a broad range of systems to the most prolific in-service narrowbody and widebody platforms including the Boeing 737, Airbus A320, Boeing 777/777X, and Airbus A350. In the aftermarket, we maintain longstanding relationships with leading global operators such as Lufthansa, United Airlines, Emirates, and Delta, and support them with high-value aftermarket solutions and services.

In Business Aviation, we are a leading supplier of systems and technologies to major OEMs, including Gulfstream, Bombardier, Embraer, Dassault, and Textron. We provide a broad range of systems including engines, APUs, avionics, and satellite communication, to most business jet platforms with greater exposure to midsize and above category jets like Challenger, Global, Gulfstream 280-800, Falcon Jets, and Embraer’s Praetor. In the aftermarket, we have a strong channel network, partnerships with independent service providers and longstanding relationships with managed fleets and fractional operators that rely on our services to conduct flight operations.

In Defense and Space, we are a mission critical supplier of systems and technologies to major U.S. defense primes and international defense companies including BAE Systems, Boeing, Leonardo, Lockheed Martin, Northrop Grumman, and RTX Corporation. We provide a broad range of systems such as navigation, power and thermal management, electro-magnetic defense, and autonomy. Our systems are mission critical to the majority of next generation platforms, including MV-75, F-35, and in-production military helicopters, transport and utility aircraft, fighters, and unmanned platforms where there is a significant growth runway, including Guided Multiple Launch Rocket System (GMLRS), M-1 Abrams, Advanced Medium Range Air-to-Air Missiles (“AMRAAM”), F/A-18, P-8, CH-47, V-22, C-130, F-15, and MQ-9. In the aftermarket, we support our installed base with extensive sole-source services, including direct and local maintenance through partnership with U.S. Department of War depots and international Ministries of Defense (“MODs”).

As a global business, our operations can be affected by a variety of economic, industry and other factors, including those described in this section and in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Our Industry

Our business serves the Commercial Air Transport, Business Aviation, and Defense and Space end markets globally. These markets consistently outpaced GDP growth in recent years, benefiting from trends such as expanding middle-class populations, increasing consumer wealth, rising demand for domestic and international travel, increasing investments in aerospace and defense platform modernization, growing production rates, and increasing defense budgets. Further, we anticipate that these end markets will benefit from continued innovation, such as increasing electrification, connectivity and data solutions, requirements for additional computing power, and efficiency and safety standards, as well as modernization of legacy defense systems, and development of autonomous aircraft.

Within our end markets, our business serves both OEMs and the global aftermarket channels offering a diversified stream of recurring revenues. OEM revenues are directly tied to production rates across key aircraft programs, such as the Boeing 737, Airbus A320, and Lockheed Martin F-35, Gulfstream family, Challenger 3500, and Embraer Praetor, as well as buyer-directed selectables of equipment enhancements for aircraft purchased from OEMs. In the aftermarket, RMU and MRO related revenues benefit from increasing safety, connectivity, and efficiency standards for aircraft systems globally. The ongoing expansion of global aircraft fleets, increased aircraft utilization rates, and growing demand for advanced avionics, connectivity, and performance-enhancing upgrades drives growing aftermarket demand for RMU and MRO products. Our business’ exposure to each of these long-term growth drivers reduces our dependency on any single end market or platform and contributes to greater business resiliency through economic cycles.

Commercial Air Transport

The Commercial Air Transport end market represented 39% of our 2025 revenue and includes a broad range of customers such as commercial aircraft OEMs, airline operators, cargo operators, and RMU and MRO service providers. We estimate that the Commercial Air Transport end market is a $85+ billion global industry, with attractive growth prospects in both the OEM and aftermarket verticals.

Growth in Commercial Air Transport is underpinned by several key structural drivers. Global air passenger volumes have steadily increased and are forecasted to grow further due to population growth, urbanization, rising middle-class consumption, and the expansion of airline networks. In parallel, global GDP growth continues to fuel increased demand for cargo transport as global supply chains continue to expand. Today, Airbus and Boeing maintain a backlog to support over 10 years of new aircraft production, which creates a highly visible growth outlook for both OEM and aftermarket revenues across our business. Further, the aging of aircraft fleets globally drives increasing demand for RMU and MRO services from airline operators, directly benefiting our business. We expect these macroeconomic factors will continue to drive an increase in production rates, orders for new aircraft, and demand for aftermarket modernization and enhancements.

Evolving technology and regulatory trends also impact the Commercial Air Transport end market. Increasing demand for electrification, thermal management, and connected data solutions in commercial aircraft is expected to drive growth opportunities for aerospace suppliers. Additionally, increasing regulatory pressure to reduce emissions and improve fuel efficiency accelerates the need for more advanced aviation solutions. Thermal management systems, which enhance cooling and control of aircraft, are a key area for growth, providing increased fuel efficiency, extended range capabilities, and longer lifespan for aircraft. Broader customer adoption of connectivity technologies provides opportunities for increased safety and efficiency. Demand for greater connectivity is leading to the integration of advanced communications, data analytics, and software-enabled services. We believe our product portfolio, strong flight heritage, existing commercial relationships, and new product development capabilities position us to capture growth from these evolving trends.

Business Aviation

The Business Aviation end market represented 20% of our 2025 revenue and includes private individuals, corporations, and government entities that operate aircraft for business or personal use. Major OEMs include Gulfstream, Bombardier, Embraer, Dassault, and Textron. Though we design and manufacture components for every major class, model, and size of business aircraft, including light, medium, and heavy jets, we are focused on the higher-value mid- and full-size categories of these aircraft. We believe Business Aviation represents a total addressable market of approximately $25 billion globally, where we serve OEMs, fleet operators, and aftermarket RMU and MRO service providers. We expect growth in this end market to be supported by positive tailwinds related to an increase in OEM production rates, growth in private air travel, RMU and MRO demand for aging aircraft, and increased flight efficiency and safety requirements.

In addition to the growth drivers in Commercial Air Transport, growth in Business Aviation is driven by increasing global personal wealth and corporate financial performance. Positive economic conditions enable increased purchases of business aircraft by fleet operators, corporates, and individuals who constitute the market’s main end customer base. Additionally, we believe growth in fractional business jet fleet operators has increased the addressable market for Business Aviation, making private jet travel more affordable and accessible to consumers and increasing our market growth opportunity.

Defense and Space

The Defense and Space end market represented 41% of our 2025 revenue and includes products and services used for military and security applications by national governments and defense agencies. Within Defense and Space, our business equips and sustains over 150 platforms across fighter aircraft, rotorcraft, and other manned and unmanned defense systems. We believe Defense and Space represents a total addressable market of approximately $57 billion globally, driven by the large defense primes, international defense OEMs, and MODs. International demand is increasing, with defense spending in the North Atlantic Treaty Organization (“NATO”), India, South Korea, Japan, and Australia growing to support military modernization and rearmament initiatives. Increases in NATO defense spending to meet targets equal to 5% of annual GDP represent a significant growth opportunity for our business.

Growth of the defense and space industry is reflective of broader geopolitical conditions and changes in global defense budgets. While ongoing geopolitical conflicts have led to increased spending by the United States and other allies in the near term, we expect long-term demand will be driven by global military modernization initiatives with a focus on conflict deterrence through military strength. In addition, we expect our customers will demand innovative technologies delivering reliable, quick-to-deploy, and lower-cost solutions that can be built in greater quantities. Further, we expect increased demand for the development of advanced space defense systems and focus on space superiority. We believe our flight heritage, history of successful customer partnerships, and continuous investment in advanced technologies, position us to capture future growth opportunities across this end market.

Our Competitive Strengths

We believe that we are well positioned in attractive end markets with several competitive strengths, including:

Leading global tier-1 aerospace and defense supplier to OEMs, defense primes, and aircraft operators across all major aviation and defense end markets, enabled by a comprehensive portfolio of differentiated systems and technologies

We are a tier-1 global aerospace and defense supplier, providing mission-critical systems and innovative technologies to the largest and most discerning customers across the aerospace, defense, and space end markets. We estimate that our systems are installed on approximately 90% of the in-service aerospace fleet and directly integrated into the design of over 250 in-production platforms across Commercial Air Transport, Business Aviation, and Defense and Space.

Our comprehensive portfolio of mission-critical systems and technologies reflects years of customer collaboration and deep platform knowledge, leading to long-term customer relationships. These systems have high technical complexity, are essential to the production and maintenance of aerospace and defense platforms, and help ensure the safe, efficient, and reliable operation of aircraft, rotorcraft and spacecraft. Our leading position as a “nose-to-tail” provider and ability to produce differentiated systems and technologies is underpinned by our extensive portfolio of over 9,000 active patent assets (including patent applications), deep bench of engineers and technologists, and more than 90 manufacturing, engineering, and MRO facilities globally. We believe that our leading, global brand name and operational footprint, alongside our expertise and track record for safety, reliability, and innovation make us a critical development partner and supplier of choice for aerospace customers across all end-markets.

Well positioned to capitalize on a multi-year growth cycle in aerospace and defense production and resulting need for aftermarket support, with incremental growth opportunities from RMU that support existing fleets

We see significant opportunities for growth across our segments from the ramping production rates of new aircraft, increasing flight activity, increasing global defense spending, and RMU opportunities that are not tied to flight hours or aircraft build rates. We believe our positioning on in-production platforms, investments in electrification, autonomy, connectivity, enhanced safety, and next-generation defense, including a robust RMU pipeline, will position us to realize above-market growth.

In Commercial Air Transport, we are a close partner and critical supplier to both Airbus and Boeing, with significant sole-sourced and selectable content on their current generation narrowbody and widebody aircraft. Airbus and Boeing are estimated to have over 10 years of production in backlog, and their in-production aircraft will likely remain in service longer than prior generations of commercial aircraft.

In Business Aviation, we benefit from record high fleet levels and strong growth in the midsize and above categories from Bombardier, Embraer, Dassault, Cessna, and Gulfstream, where we supply engines, avionics, environmental control systems, satellite communications, and APUs.

In Defense and Space, we are a critical supplier to many next-generation and in-production military spacecraft, aircraft, rotorcraft, fighters, and unmanned platforms. We believe we have differentiated capabilities with respect to augmented / anti-jamming navigation, power and thermal management, and electronic warfare that position us well within higher growth segments. Additionally, we believe we are well positioned to benefit from international governments’ focus on defense spending, particularly in European and Asian markets where our footprint and non-export-controlled systems allow us to support demand for localized production. Our international defense revenue achieved double-digit annual growth since 2019 and as of 2025 represents approximately 28% of our total Defense and Space revenue.

We are focused on revenue opportunities associated with our large base of installed, highly engineered aerospace systems and technologies. Because of the significant technological differentiation in our products and the demanding certification processes required in the industry, our customers provide us with a consistent flow of aftermarket service business. Systems and technologies on aerospace and defense platforms typically require ongoing replacement and maintenance over service lives in excess of 30 years, which creates consistent long-term opportunities for our business, including growth from RMU. We believe our broad diversification across segments and end markets reduces concentration risk and contributes to the stability of our financial performance.

Leading technology capabilities that can be utilized to support multiple platforms across verticals

Our business model focuses on developing systems and technologies to solve technically complex problems facing the aerospace and defense industry in a manner that allows for use across multiple applications, aircraft, and end markets. We invest, often jointly with our customers, to develop and deploy new systems and technologies for the production and maintenance of their platforms where we are often the sole supplier. As a result of our product differentiation and research, development, and engineering model, our systems and technologies support higher-value solutions and generate a durable stream of recurring aftermarket revenue over time.

We operate with a “develop once, deploy everywhere” mindset, shortening the timeline for new product introductions, improving ROI on research, development and engineering spend and increasing the addressable market for these innovative solutions. Our focus lies in continuously investing in common technologies and applying these across multiple applications, aircraft, rotorcraft, spacecraft, and end markets – driving scale and efficiency in our manufacturing and supply chain while maximizing ROI. We believe our significant intellectual property and in-house expertise gives us a strong competitive advantage in developing these technologies with our customers. The table below includes a few selected examples where core systems and technologies are built upon to serve multiple platforms across end markets:

Develop Once, Deploy Everywhere

SAMPLE PLATFORMS

ELECTRONIC SOLUTIONS

Digital Ring Laser Gyroscope

Compact, high-precision sensor that detects rotation by measuring frequency shifts between counter-propagating laser beams, enabling precise navigation

COMMERCIAL AIR TRANSPORT	BUSINESS AVIATION	DEFENSE AND SPACE
Airbus A340 Family	Bombardier Global 8000	Lockheed Martin F-35
Airbus A320 Family & neo	Cessna Citation Latitude / Longitude	Boeing CH-47 Chinook
Boeing 787 Family	Dassault Falcon 8X	Sikorsky UH-60
Boeing 777 Family	Gulfstream G700 / 800	AMRAAM
Boeing 737 Family & MAX		GMLRS

ENGINES & POWER SYSTEMS

APU

Versatile power unit delivering start power, pneumatic and hydraulic drive capability, and backup electric and pneumatic support for both ground and in-flight operations

COMMERCIAL AIR TRANSPORT	BUSINESS AVIATION	DEFENSE AND SPACE
Airbus A350 Family	Bombardier Global 5500 / 6500	Boeing P-8
Airbus A320 Family & neo	Embraer Praetor 600	Lockheed C-130 Hercules
Airbus A220 Family	Gulfstream G600 / 700 / 800	Boeing AH-64 Apache
Boeing 777 Family		Sikorsky UH-60
Boeing 737 Family & MAX		

CONTROL SYSTEMS

Environmental Control System

Control technology portfolio delivering air cycle cooling, vapor cycle cooling, and integrated power and thermal management for diverse aircraft applications

COMMERCIAL AIR TRANSPORT	BUSINESS AVIATION	DEFENSE AND SPACE
Airbus A350 Family	Archer Midnight	Boeing T-7A
Airbus A330 Family & neo	Cessna Citation Latitude / Longitude	Lockheed Martin F-35
Boeing 777 Family	Dassault Falcon 8X	Lockheed Martin F-22
Boeing 737 Family & MAX	Gulfstream G600 / 700 / 800	Bell MV-75
	Unannounced Business Jet Platform	Sikorsky UH-60
		2 Unannounced Defense Platforms

Strong innovation pipeline aligned with customers’ future requirements

We prioritize investment in new systems, RMU, and breakthrough initiatives (“BTI”) that increase our content on current generation platforms, support next generation platforms, enable access to new markets, and increase aftermarket opportunities. Our investment approach seeks to balance support for current platforms as well as new systems that are aligned with key industry themes and our customers’ future requirements.

In the last three years we invested over $1.7 billion in internally funded research, development, and engineering efforts. The exhibit below highlights efforts to address key industry themes and our customers’ future requirements:

Highly differentiated operating system that promotes strong organic growth, margin expansion, and cash flow

The Honeywell Aerospace operating system, leveraging the Honeywell Accelerator operating system, is a comprehensive management and operational framework based off decades of maturity to drive growth and long-term competitive advantages across our global operations through increased efficiency, manufacturing productivity, value-based pricing, customer problem solving, and innovation. Our operating system also fosters a culture of continuous improvement, operational excellence, best practices and disciplined execution by helping to standardize business processes and aligning our organization around clear objectives.

We apply our operating system within our Integrated Supply Chain (“ISC”) to drive operational excellence, improved visibility, and consistency across all manufacturing sites enabling greater execution discipline and smarter and safer enterprise-wide decision-making.

Our application of our operating system also includes our robust Health, Safety, and Environmental (“HSE”) Management System, which is built on internationally recognized standards, including ISO 14001 and ISO 45001. We believe that it provides a structured and scalable framework for identifying and managing HSE risks, ensuring regulatory compliance, and driving continuous improvement across all operations.

Some operational proof points of applying the Honeywell Accelerator operating system, the predecessor of our operating system, include:

•	Consistently low, industry leading, Total Case Incident Rate (“TCIR”) for over a decade. In 2024, our TCIR was one-eighth the aerospace sector average.

•	More than 35 Kaizens executed with key mechanical machining suppliers in the last two years, resulting in a 25% increase to uptime.

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Immersive workforce training, smarter tooling, and reimagined shop floor design, resulting in over 75% YoY improvement in engine output (in fiscal year 2025) for our HTF7000 engine at our Phoenix, AZ location.

Resilient, well-invested supply chain and production system ready to deliver on the next phase of our growth

From 2023 to 2025, we significantly increased our supply chain team and strategically invested more than $1 billion across our supply chain to improve our ability to scale effectively and deliver for our customers. These investments – spanning in-sourcing, dual-sourcing, multi-sourcing, and touch and non-touch labor – significantly improved our supply chain resiliency. As a result, we achieved 14 consecutive quarters of double-digit factory output growth through December 2025, reinforcing our ability to deliver high-value, mission critical products reliably and at scale. We leverage digital connectivity and advanced planning tools, including the integration of AI solutions, to enhance supplier collaboration, procurement efficiency, and aftermarket service. In parallel, ongoing investments in smart factory initiatives and selective automation further strengthen our execution capabilities.

Looking ahead, we plan to build on this momentum through targeted capacity expansion as well as standardization and optimization initiatives to support new product introductions and increased demand. We are pursuing a multifaceted approach to transforming our supply chain and production system, utilizing process and digital solutions as crucial enablers across four key areas:

•	Talent & people: Upskill and enhance talent while shifting to a more data-driven and analytical supply management model with a focus on driving productivity and efficiencies.

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Supply resiliency: Improve the resiliency of our supply base to ensure stable delivery and cost by focusing on sourcing excellence and improving supplier readiness with appropriate mix of insourcing and multi-sourcing to grow capacity, consolidate fragmented categories and standardize components.

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Honeywell Aerospace operating system: Implement lean principles to streamline processes and eliminate waste, conduct thorough assessments of production capacity and prioritize funds to upgrade or replace aging equipment with more reliable, modern alternatives.

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Planning excellence: Strengthen professional planning organization by fully utilizing best-in-class digital tools which are expected to automate the majority of today’s planning workload with the use of AI predictive analytics.

By focusing on these areas, we aim to enhance operational efficiency, foster a skilled workforce, and ensure a resilient supply chain capable of adapting to industry demands. In parallel, our investments in processes and digital capabilities, such as smart factory initiatives and automation, are intended to further strengthen our execution capabilities.

Experienced management team and performance-driven corporate culture

We have a world-class leadership team and a deep bench of talent that is passionate about aerospace, technology and advancing next generation capabilities for the world’s leading aerospace OEMs, defense primes, and aircraft operators. We believe our people and unique culture are significant competitive advantages that help drive our operational efficiency and innovation, allowing us to create value for our customers and our shareowners in any market environment.

Our leadership team has a proven track record of expanding our portfolio, strengthening our relationships with key OEMs and customers, and implementing operational initiatives that have been transformational for our supply chain. The average industry experience across our senior leadership team is over 20 years and includes experience at Honeywell and across the broader aerospace and defense industry.

In addition, we maintain a performance-driven culture with a focus on safety, reliability, continuous improvement, and driving innovation. Through decades of cultivation, we have built an extensive ecosystem of tenured technologists with deep aerospace expertise, who help to drive innovation across the organization. Our team is deeply engaged, committed to our high-performance culture, and empowered to drive the organization toward the future of flight.

Our Growth Strategies

Our core strategy is to continue building on our position as the world’s leading independent, global supplier of mission critical systems and technologies for OEMs, defense primes, and aircraft operators across the aerospace and defense end market. Our plan to realize above-market growth is built upon the following strategies:

Development and production of new systems and technologies that increase our position on next generation platforms and grow our installed base

We focus on developing and launching differentiated systems and technologies that can be utilized across multiple platforms and end markets. Through our close customer relationships, we can anticipate future needs and often partner with our customers on the development of solutions. Select innovations for our Commercial Air Transport, Business Aviation, and Defense and Space customers that are expected to contribute to our near-term growth include:

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Honeywell Anthem Integrated Avionics: Advanced cockpit system with a high level of connectivity, an intuitive interface similar to smart devices, and a customizable design that can be tailored for diverse types of aircraft, including commercial, business aviation, defense and advanced air mobility (“AAM”) platforms.

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Honeywell Assure Advanced Actuation: Modular and scalable electromechanical flight actuation enabling critical flight control for diverse types of aircraft, including AAM, military aircraft, business jets, as well as missile applications, including the Guided Multiple Launch Rocket System (GMLRS), for which production levels are expected to double by 2028.

•

Honeywell Attune High-Density Cooling: Advanced cooling technology that leverages high-speed centrifugal compressors, next generation refrigerants and power electronics to cool heat-generating electronic components, batteries, and cabins on all forms of aircraft, including AAM, commercial aircraft, military aircraft, business jets.

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Augmented / Anti-Jamming Navigation Systems: Alternative navigation technology enabling the use of sensors to augment and improve GPS and other inertial navigation data sources for commercial aircraft, business jets, military aircraft, AAM vehicles, missiles, and other guided munitions.

•	HTF Engine Derivatives: New derivatives that increase the performance and efficiency of our HTF7000 engine for super-midsize business aircraft.

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Electrification (new APUs; power generation): New derivatives of existing APUs and new power generation approaches that offer improved efficiency for in-production commercial narrowbody aircraft and AAM applications.

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Safety Innovations: Continuous surveillance systems for runway and taxiway areas to detect potential conflicts and provide flight crew situational awareness and time to recognize hazards and take corrective actions via our Surface Alert (“SURF-A”) Runway Awareness and Advisory System and Smart Landing systems.

Aftermarket growth through new customers, expanded MRO offerings and RMUs

We supply aftermarket products and services to a large and growing installed base, which today consists of approximately 90% of in-service aircraft. We believe that new customers, expanded MRO offerings and our RMU offerings represent a significant and growing opportunity given the increasing age of in-service fleets and heightened customer focus on efficiency, autonomy and extending platform life across end-markets.

We focus on opportunities to generate profitable business from new customers and expand support to existing customers by utilizing our broad capabilities, extensive engineering expertise and reputation for quality and performance. Our strategy to achieve this relies on digitization, evolving service models, new value-added offerings, additional licensed channel partners, and partnerships with defense ministries to deliver direct, local maintenance support. We have a robust pipeline and launched several impact initiatives, including MRO network optimization, MRO campaigns targeting new value-added service opportunities, and further alignment of our business jet service model to support fractional operators and larger cabin business jet categories.

We have a robust pipeline of RMU solutions underpinned by strong demand from customers across end-markets seeking to enhance their in-production platforms and defer capital-intensive fleet replacements by extending platform life through upgrades. Some of our most prevalent RMU solutions include Ensemble digital engine monitoring, intuitive avionics and situational awareness tools including Anthem, SURF-A, SmartLanding/ SmartRunway, Landing Runway Taxi Lights, hardened navigation systems including anti-jamming and non-GPS alternatives, as well as high-speed onboard satellite connectivity. Our RMU solutions revenue increased at an approximately 18% compound annual growth rate since the year ended December 31, 2021 to $1.6 billion, representing 9% of total Aerospace revenues. Much of this growth is driven by software upgrades, enabling us to realize higher margins.

Growing our capabilities to support national defense priorities globally

We believe that the global threat environment and increased prioritization of defense spending has resulted in sizable and growing demand in international defense markets for our defense offerings, particularly for non-export-controlled systems and local capabilities that we believe we are well positioned to provide. Our commercially developed, off-the-shelf technologies are well positioned for direct commercial sales to international defense primes and MODs. We have made substantial, decades-long investments in international engineering resources at our engineering centers in the Czech Republic, the United Kingdom, Poland, and India. We provide our international customers with critical defense products such as navigation, electronic warfare, power and thermal management, and unmanned aerial vehicles.

We focus on advancing a local-for-local strategy to support international defense priorities and regional self-reliance, particularly within the European Union. With over 1,000 engineers based in the Czech Republic and Poland, we are developing technologies in-region for in-region use, with a focus on emerging technologies for critical defense applications. Our recent acquisition of Civitanavi, an Italy-based inertial navigation provider with domestic manufacturing capabilities, further strengthens this approach. Together, our local development capabilities and regional manufacturing presence provide a strong foundation for future growth in international defense markets. We believe this strategy enhances our competitiveness, supports customer proximity, and enables compliance with national sovereignty requirements, particularly in the European Union.

Our international defense revenue achieved double-digit annual growth since 2019 and as of 2025 represents approximately 28% of our total Defense and Space revenue. In the year ended December 31, 2025, we secured international defense contract wins representing more than $2 billion in expected revenue over the life of such contracts, which we believe underscores the success of our international strategy and strength of our defense-orientated solution offering.

Expansion into attractive adjacencies through investment in breakthrough initiatives

We have a large pipeline of initiatives developed in partnership with customers to solve their most complex future requirements. Our BTIs are developed collaboratively with our customers, allowing us the ability to share development costs, and represent systems and technologies that are outside our current market footprint but are closely aligned with our core capabilities. We believe that these investments will continue to be a key source of industry-transforming technology and an effective vector through which we will seek to access new markets and augment growth alongside our customers.

We typically invest approximately 10% of our research, development, and engineering in advanced technologies with the aim of solving the industry’s future mission requirements, typically looking out 10 to 20 years ahead with our customers. We have long anticipated key industry trends such as autonomy, electrification, next generation defense, increased safety, and unmanned systems, and are actively developing innovative solutions applicable to multiple platforms across our end markets. Select BTIs that we expect to generate meaningful revenue over the next three years include directed energy, 360 display, quantum communications, and navigation and sensors, which include LiDAR HALAS, atmospheric sensing, precision timing, and micro-electromechanical systems (“MEMS”) cryptography.

Disciplined acquisition strategy to support growth goals

Disciplined acquisitions and strategic partnerships are a key part of our business model and growth strategy. We regularly identify and evaluate a robust pipeline of acquisition targets across our segments as we seek to enhance our organic growth, add new systems and technologies, increase content on new platforms, enhance our ability to source critical parts, and provide access to new geographies.

We have a successful track record of acquiring businesses including the recent acquisitions of Civitanavi and CAES, which added new systems and technologies to our capabilities in alternative navigation and electronic warfare and enhanced our European defense footprint. We also have demonstrated our ability to successfully integrate new facilities, customers, and programs, as well as realize significant synergies with our existing business.

As a standalone company, we expect our strong well-capitalized balance sheet and independent capital allocation policy will enhance our ability to effectively pursue acquisition opportunities.

Our Reported Segments

We operate through three segments, reported as Electronic Solutions, Engines & Power Systems, and Control Systems. Within each of our segments, we manufacture a comprehensive portfolio of differentiated systems and scalable technologies that are highly integrated and mission critical to our customer base of OEMs, defense primes, and aircraft operators:

Electronic Solutions (“ES”) Segment

Our ES segment, which represented 39% of revenue for the year ended December 31, 2025, is a leading supplier of aerospace electronic systems and technologies. The ES product portfolio is organized into four offerings: Avionics, Navigation and Sensors, Electromagnetic Defensive Solutions (formerly CAES), and Space. Our products include avionics, radars, flight management systems, precision inertial navigation systems, high-performance space components, and solutions that enable complex sensing protection, targeting and communications operations in the electromagnetic spectrum, and electronic warfare solutions, as well as solutions that focus on in-flight connectivity, cockpit safety, defense radiofrequency, and counter unmanned aerial systems.

ES provides the following offerings: Avionics, Navigation and Sensors, Electromagnetic Defensive Solutions, and Space.

Avionics Offering

We are a leading provider of integrated cockpit, display systems, flight controls, flight management systems (“FMS”), navigation and voice radios, radar and surveillance systems to aviation platforms across aerospace and defense markets. Additionally, we provide a variety of solutions focused on cockpit safety, in-flight connectivity, defense radiofrequency, and navigation and terrain database services. Defense primes, OEMs and operators choose our Avionics because of the breadth of systems in our portfolio, our connectivity-based software, and the level of integration enabling full flight deck solutions.

Navigation and Sensors Offering

We are a leading provider of navigation and sensing systems across aerospace and defense end markets, and include air data modules, inertial measurement and reference units, inertial navigation systems, surface and marine navigators, vision navigators, atmospherics sensors, and precision timing systems. OEMs and operators choose our Navigation and Sensors because they offer integrated products that incorporate advanced software, fuse multiple sensors to provide highly accurate position information, and are certified to the highest design assurance levels in the industry.

Electromagnetic Defensive Solutions (“EDS”) Offering

We are a leading provider of systems that enable complex sensing, protection, targeting, and communications operations in the electromagnetic spectrum across national security missions, warfighting domains, and Counter-Unmanned-Aircraft-System. In EDS, we employ a vertically integrated model and design-for-manufacturability expertise, securing early-phase content that often evolves into high-margin, IP-rich positions as the design authority.

Defense customers choose EDS because we deliver agile and scalable solutions across the entire program lifecycle for electromagnetic control solutions. EDS’s consistent program execution has driven scope expansion across core franchise programs, including SPY-6, F-35, and AMRAAM, and has been directly cited by customers as a key reason for new and expanded awards. Our deep bench of foundational radio frequency technologies, like power amplification, wideband systems, and size, weight, and power (“SWaP”) optimization, enables rapid adaptation, integration and deployment across platforms. Our broad portfolio of electromagnetic capabilities mirrors the needs of defense prime customers and has positions on nearly every U.S. military tactical fighter, rotorcraft, missile system, and many of the top land system platforms.

Space Offering

We are a leading provider of radiation-hardened and radiation-tolerant inertial systems, momentum controls, microelectronics and payload solutions to defense and commercial customers. We believe our customers choose our space systems because of their differentiated performance including radiation hardening capabilities, reliability and flight performance, and track record unmatched by our peers. We are also an industry leader in developing space systems and payloads for strategic and restricted markets.

Electronic Solutions Customers

For the year ended December 31, 2025, our top five ES customers accounted for 37% of total segment revenue.

Engines & Power Systems (“E&PS”) Segment

Our E&PS segment, which represented 31% of revenue for the year ended December 31, 2025, is a leading supplier of propulsion systems, APUs, and electric power solutions. The E&PS product portfolio, which is balanced across two offerings – Engines and Power Systems – includes propulsion engines, small and military APUs, narrowbody and widebody APUs, electric power systems, and fuel cells and adjacencies.

Our E&PS segment is focused on providing class-leading systems in every category that we serve, and we believe our offerings represent leaders in their respective fields. Our HTF7000 and TFE731 engines have leading positions on midsize and super-midsize business jet aircraft. Our large APUs are on all in-production narrowbody platforms and all but one in-production widebody platforms. Our small APUs enjoy similar leadership positions on business aviation and military aircraft platforms. These systems are designed to operate for over 30 years, contributing to a large installed base and attractive tail of aftermarket services opportunity given the highly complex nature of these systems. Production of our engines and APUs is done in a shared facility, allowing for a robust supply chain and streamlined operations due to the commonalities between these two product families.

E&PS provides the following offerings: Engines and Power Systems.

Engines Offering

We are a leading provider of advanced propulsion systems serving customers predominantly in the Business Aviation and Defense and Space end markets. We believe our engine systems and technologies are differentiated by a strong foundation of proven performance, power-to-cost efficiency, and digital innovation, allowing these systems to deliver industry-leading dispatch reliability that reinforces customer trust and operational continuity. We believe OEMs and operators choose our engine systems not only because of superior system performance, but also because of our digitally enabled maintenance ecosystem and comprehensive aftermarket support. Powered by Honeywell Ensemble, our solutions utilize tools such as EDG-100 and the Digital Logbook to deliver advanced analytics and predictive maintenance for our Maintenance Service Plan (“MSP”) members, driving enhanced fleet readiness and operational efficiency. As of August 2025, our installed base of in-service engines totaled over 20,000, which we support through either our MSP or through pay-by-the-visit maintenance at our or our partners’ maintenance and overhaul facilities. With proper maintenance, our engines are designed to operate for decades, providing us with a long tail of spare parts and aftermarket services revenue.

Power Systems Offering

We are a leading provider of efficient and highly reliable APUs and Electrical Power Systems. The APU is an auxiliary power unit responsible for delivering electrical power to aircraft systems before engine start or on an emergency basis. Our APUs provide industry-leading reliability, efficiency, and have an established track record with more than 95,000 deliveries and 47,000 units in-service today. We believe our Power Systems technologies are differentiated from our competitors based on our deep expertise spanning 50 years of power generation development, our track record for reliability and our relentless focus on innovation, which includes extensive strategic partnerships across industries. Our vertically integrated approach ensures stability in our supply chain and access to proprietary intellectual property, enabling us to deliver highly efficient and reliable APUs, advanced high-voltage direct current systems and advanced controls that support growing demand for power on increasingly electrified aircraft platforms.

Engines & Power Systems Customers

We serve customers across aerospace end markets, with balanced exposure to Commercial Air Transport, Business Aviation, and Defense and Space. Our blue-chip customer base includes major aerospace OEMs, U.S. military branches, and scaled aftermarket service providers. For the year ended December 31, 2025, our top 10 customers accounted for 43% of segment revenue.

Control Systems (“CS”) Segment

Our CS segment, which represented 30% of revenue for the year ended December 31, 2025, is a leading supplier of mission critical thermal and motion control systems that enable flight, life support, and safety across all forms of aircraft. The CS product portfolio is organized into three offerings: Air and Thermal Control, Motion Control and Honeywell Federal Solutions. Our products include environmental control systems (“ECS”), cabin pressure control systems, thermal management systems, engine start systems, fuel control systems, flight control actuation systems, and wheels and braking systems.

We are a leading control system integrator for the aerospace and defense industry, with proven capability to design complex systems that integrate electronics, software, and mechanical hardware on aircraft, spacecraft, and missiles. Our CS content is on virtually every aircraft – approximately ten million commercial passengers fly daily in aircraft equipped with our air and thermal controls, over 75% of commercial flights begin with our engine start system, and every in-production U.S. fighter aircraft is equipped with a Honeywell Control System. We support our fleet through a full suite of aftermarket and depot services. Additionally, the Honeywell Federal Solutions offering provides high-value site-management services for government-owned and classified facilities.

CS provides the following offerings: Air and Thermal Control, Motion Control and Honeywell Federal Solutions.

Air & Thermal Control Offering

We are a leading provider of environmental control, cabin pressure control, thermal management, inerting, and life support systems. We believe defense primes, OEMs and operators select our systems and technologies based on our highly integrated and advanced designs that leverage electrification to manage higher temperatures with lower power demand and reduced complexity. In addition, our systems are designed to incorporate advanced connected capabilities and to be scalable and configured to support mission requirements for a range of platforms across our end markets.

Motion Control Offering

We are a leading provider of highly engineered electromechanical products, mechanical engine controls, exterior aircraft lighting, high-temperature coatings, commercial/fighter wheels, and braking systems. We believe OEMs and operators select our systems and technologies based on our ability to deliver reliable, high performance in smaller, light-weight designs that enable improved capacity and range. We engineer our motion control systems to be upgradeable and benefit from future advances in core actuation, as well as integrate well with fly-by-wire, hybrid propulsion and other advanced designs.

Honeywell Federal Solutions

We are a leading provider of site-management services, operating and managing facilities and employees on behalf of and at the direction of the U.S. federal government using government policies, processes, intellectual property, and approvals to accomplish government-directed missions. Our Federal Solutions offering is differentiated from competitors by our track record, operational excellence, and ability to deliver the needs of our customers in highly regulated environments. We bring a legacy of trust and execution, demonstrated by our role as the only company to manage and operate a U.S. Department of Energy site for over 70 years. Operating under the government-owned, contractor-operated model, and primarily under a performance fee structure, we deliver services with precision and accountability.

Government agencies choose Federal Solutions because we combine deep institutional knowledge with the agility to meet evolving mission needs. Our long-standing relationships with federal agencies like the U.S. Department of Energy demonstrate our ability to deliver consistent value over time. Our expertise in lean practices, complex program execution, and customer support makes us a trusted partner in delivering secure, efficient, and innovative federal solutions.

Control Systems Customers

We serve customers across aerospace end markets, with a focus on Commercial Air Transport and Defense and Space. For the year ended December 31, 2025, our top five CS customers accounted for approximately 30% of total segment revenue and represent the largest global aerospace and defense customers.

Summary of Risk Factors

An investment in our notes is subject to a number of risks. These risks relate to our business, the separation and distribution, our indebtedness and the notes. Any of these risks and other risks could materially and adversely affect our business, results of operations, cash flows, and financial condition and the actual outcome of matters as to which forward-looking statements are made in this prospectus. Please read the information in the section captioned “Risk Factors” of this prospectus for a description of the principal risks that we face. Some of the more significant challenges and risks we face include the following:

•	Industry and economic conditions may adversely affect our customers’ markets and operations, reducing demand for our products and services;

•	Our future growth is largely dependent upon our ability to develop new technologies and new products that achieve market acceptance in increasingly competitive markets with acceptable margins;

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Raw material price fluctuations, inflation, scarcity, tariffs, supplier quality or delivery failures, or catastrophic events can increase costs, impact our ability to meet commitments to customers and cause significant liabilities;

•	Product quality issues in our products or integrated third-party products could adversely affect our reputation, business, and financial results;

•	Changes in future business, market conditions or unforeseen events could impair intangible assets, which could negatively impact our results of operations and financial condition;

•	A material disruption of our operations, such as manufacturing facilities or our IT or OT infrastructure, could adversely affect our business and financial results;

•	Failure to attract and retain qualified personnel could adversely affect our business and financial results;

•	Changes in government spending levels or priorities could adversely affect our business and financial results;

•	As a supplier to the U.S. and international governments, we are subject to unique contracting risks;

•	Adverse outcomes of government audits and investigations of our business, operations, and performance could adversely affect our business and financial results;

•	If our intellectual property were compromised or copied or if our competitors were to develop similar or superior intellectual property or technology, our business could be negatively affected;

•

We must comply with global trade laws and regulations and may not obtain the necessary export licenses, and the U.S. Government may prevent proposed sales to certain international governments and customers;

•	Our operations and the prior operations of predecessor companies, including those previously operated by Honeywell and/or its subsidiaries, expose us to the risk of material environmental liabilities;

•	We cannot predict the outcome of litigation matters, government proceedings and other contingencies;

•	A significant percentage of our sales and operations is in non-U.S. jurisdictions and is subject to the economic, political, regulatory, foreign exchange and other risks of international operations;

•

We have no history of operating as an independent company, and our historical and pro forma financial information may not represent the results that we would have achieved independently and may not reliably indicate our future results;

•	Post-separation, we are a smaller, less diversified company than Honeywell prior to the separation, altering our financial profile;

•	We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business;

•

We incurred significant debt obligations in connection with the distribution and may incur additional debt obligations, which could adversely affect our profitability and our ability to meet other obligations;

•	We may not be able to engage in desirable capital-raising or strategic transactions due to certain provisions of our tax matters agreement with Honeywell and related tax considerations;

•

If the distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes (including as a result of subsequent acquisitions of our stock or the stock of Honeywell), we, as well as Honeywell and Honeywell’s shareowners, could be subject to significant tax liabilities. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we and Honeywell could be subject to significant tax liabilities;

•

Honeywell’s transfer to us of certain contracts, permits, and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance;

•

Restrictions under our intellectual property license and trademark license agreements with Honeywell will limit our ability to develop and commercialize certain products and services and/or prosecute, maintain, and enforce certain intellectual property;

•	We incurred new indebtedness, including the notes, in connection with the Spin-Off, and our leverage could adversely affect our business, financial condition, cash flows, and results of operations;

•	Despite our substantial indebtedness, we may still be able to incur significantly more debt, including secured debt, which could intensify the risks associated with our indebtedness;

•	Ratings of the exchange notes may change and affect the market price and marketability of the exchange notes;

•

A lowering or withdrawal of the ratings, outlook, or watch assigned to our new debt by rating agencies may increase our borrowing costs, reduce access to capital, and adversely impact financial performance;

•	There is no established trading market for the exchange notes;

•	We may enter into transactions that could affect our ability to satisfy our obligations under the notes;

•	An increase in market interest rates could result in a decrease in the market value of the notes;

•	Any failure of the SOFR to maintain market acceptance could adversely affect the floating rate notes;

•	Compounded SOFR with respect to a particular interest period will only be capable of being determined near the end of the relevant interest period;

•

The SOFR Index may be modified or discontinued and the floating rate notes may bear interest by reference to a rate other than Compounded SOFR, which could adversely affect the value of the floating rate notes;

•	We or our designee will make certain determinations regarding the floating rate notes, which may adversely affect the floating rate notes;

•	The issuance of the exchange notes may adversely affect the market for the initial notes; and

•	Some exchange offer participants must deliver a prospectus in connection with resales of the exchange notes.

The Separation and Distribution

On February 6, 2025, Honeywell announced its intention to separate its Aerospace Business from its Automation Business. On June 29, 2026, the separation occurred through a pro rata distribution to the Honeywell shareowners of 100% of the shares of common stock of Aerospace on the basis of one share of Aerospace common stock for every two shares of Honeywell common stock held as of the close of business on June 15, 2026, the record date for the distribution.

Aerospace’s Post-Separation Relationship with Honeywell

Following the distribution, Honeywell and Aerospace are each separate companies with separate management teams and separate boards of directors. Prior to the distribution, Honeywell and Aerospace entered into the separation agreement. In connection with the separation, Aerospace entered into various other agreements to effect the separation and to provide a framework for our relationship with Honeywell after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property license agreement, and a trademark license agreement. These agreements provide for the allocation between Aerospace and Honeywell of the assets, employees, liabilities, and obligations (including, among others, investments, property, and employee benefits and tax-related assets and liabilities) of Honeywell and its subsidiaries attributable to periods prior to, at and after the separation and govern the relationship between Aerospace and Honeywell subsequent to the completion of the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.”

Our Corporate Information

Honeywell Aerospace Inc. was originally formed as a limited liability company on February 6, 2026 to serve as a holding company for Honeywell’s Aerospace Business in connection with the Spin-Off. Our corporate headquarters is located at 1944 E Sky Harbor Cir N, Phoenix, Arizona 85034, and our telephone number is 800-601-3099. Our website address is https://www.honeywellaerospace.com/. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Summary of the Exchange Offers

In connection with the issuance of the initial notes, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the initial notes. You are entitled to exchange in the exchange offers your initial notes for exchange notes which are identical in all material respects to the initial notes except that:

•	the exchange notes have been registered under the Securities Act of 1933, as amended (the “Securities Act”) and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to registration rights which are applicable to the initial notes under the registration rights agreement; and

•	our obligation to pay additional interest on the initial notes due to the failure to consummate the exchange offers by a certain date does not apply to the exchange notes.

Exchange Offers	We are offering to exchange up to $16,000,000,000 aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes as follows:

•	Up to $1,250,000,000 of 2028 exchange notes for a like aggregate principal amount of 2028 initial notes;

•	Up to $1,250,000,000 of 2029 fixed rate exchange notes for a like aggregate principal amount of 2029 fixed rate initial notes;

•	Up to $500,000,000 of 2029 floating rate exchange notes for a like aggregate principal amount of 2029 floating rate initial notes;

•	Up to $2,000,000,000 of 2031 exchange notes for a like aggregate principal amount of 2031 initial notes;

•	Up to $1,750,000,000 of 2033 exchange notes for a like aggregate principal amount of 2033 initial notes;

•	Up to $3,250,000,000 of 2036 exchange notes for a like aggregate principal amount of 2036 initial notes;

•	Up to $1,000,000,000 of 2046 exchange notes for a like aggregate principal amount of 2046 initial notes;

•	Up to $3,500,000,000 of 2056 exchange notes for a like aggregate principal amount of 2056 initial notes; and

•	Up to $1,500,000,000 of 2066 exchange notes for a like aggregate principal amount of 2066 initial notes.

In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Expiration Date	Each exchange offer will expire at 5:00 p.m., New York City time, on August 10, 2026, unless extended.

Conditions to the Exchange Offers	We will complete each exchange offer only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with such exchange offer,

•	there is no change in the current interpretation of the staff of the SEC permitting resales of the exchange notes for such exchange offer,

•

there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes for such exchange offer under the Trust Indenture Act of 1939,

•	there is no litigation or threatened litigation that would impair our ability to proceed with such exchange offer, and

•	we obtain all the governmental approvals we deem necessary to complete such exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Initial Notes	To participate in the exchange offers, you must tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your initial notes, please refer to the section in this prospectus entitled “The Exchange Offers—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offers, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Withdrawal Rights	You may withdraw the tender of your initial notes pursuant to any of the exchange offers at any time before 5:00 p.m., New York City time, on the expiration date of such exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offers—Exchange Agent” before the expiration time of the applicable exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of an exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in such exchange offer on or before 5:00 p.m., New York City time, on the applicable expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the applicable expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offers—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offers	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Certain Material U.S. Federal Income Tax Consequences.”

Exchange Agent	Deutsche Bank Trust Company Americas is serving as exchange agent in the exchange offers.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making the exchange offers solely to satisfy our obligations under our registration rights agreement entered into in connection with the offering of the initial notes (the “registration rights agreement”). See “Use of Proceeds.”

Consequences to Holders Who Do Not Participate in the Exchange Offers	If you do not participate in the exchange offers:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

•

you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offers.

You will not be able to require us to register your initial notes under the Securities Act unless:

•	the exchange offer is not consummated by the applicable deadline;

•	you are not eligible to participate in the exchange offers; or

•	you do not receive freely tradable exchange notes for tendered initial notes, other than by reason of you being an affiliate of the Company.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offers—Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences.”

Resales	It may be possible for you to resell the exchange notes issued in the exchange offers without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in the exchange offers and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto;

•	the exchange notes acquired by you are being acquired in the ordinary course of business;

•

you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes;

•

you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

•

if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offers—Procedures for Tendering Initial Notes—Proper Execution,” “Risk Factors—Risks Related to the Exchange Offers—Some persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuer in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the notes. In this section, the terms “we” and “our” refer only to Honeywell Aerospace Inc. and not any of its subsidiaries.

Issuer	Honeywell Aerospace Inc., a Delaware corporation

Exchange Notes Offered	$16,000,000,000 aggregate principal amount of exchange notes, consisting of:

•	$1,250,000,000 of 2028 exchange notes;

•	$1,250,000,000 of 2029 fixed rate exchange notes;

•	$500,000,000 of 2029 floating rate exchange notes;

•	$2,000,000,000 of 2031 exchange notes;

•	$1,750,000,000 of 2033 exchange notes;

•	$3,250,000,000 of 2036 exchange notes;

•	$1,000,000,000 of 2046 exchange notes;

•	$3,500,000,000 of 2056 exchange notes; and

•	$1,500,000,000 of 2066 exchange notes.

No Guarantee	The initial notes are not, and the exchange notes will not be, guaranteed. Prior to the Spin-Off, the initial notes were initially guaranteed by Honeywell, and upon consummation of the Spin-Off, the guarantee terminated automatically in accordance with its terms. Honeywell no longer has any obligation with respect to the initial notes, and will not have any obligation with respect to the exchange notes.

Maturity Date	March 16, 2028, for the 2028 exchange notes;

March 16, 2029, for the 2029 fixed rate exchange notes;

March 16, 2029, for the 2029 floating rate exchange notes;

March 16, 2031, for the 2031 exchange notes;

March 16, 2033, for the 2033 exchange notes;

March 16, 2036, for the 2036 exchange notes;

March 16, 2046, for the 2046 exchange notes;

March 16, 2056, for the 2056 exchange notes; and

March 16, 2066, for the 2066 exchange notes.

Interest Rate	The 2028 exchange notes bear interest at a rate of 3.900% per annum. Interest on the 2028 exchange notes will be payable in cash.

The 2029 fixed rate exchange notes bear interest at a rate of 4.000% per annum. Interest on the 2029 fixed rate exchange notes will be payable in cash.

The 2029 floating rate exchange notes bear interest at a floating rate equal to Compounded SOFR (as defined herein) plus 0.630%, subject to the provisions set forth under “Description of Notes—Interest and Principal—Floating Rate Notes”; provided, however, that the minimum interest rate on the 2029 floating rate exchange notes shall not be less than 0.000%. Interest on the 2029 floating rate exchange notes will be payable in cash.

The 2031 exchange notes bear interest at a rate of 4.300% per annum. Interest on the 2031 exchange notes will be payable in cash.

The 2033 exchange notes bear interest at a rate of 4.600% per annum. Interest on the 2033 exchange notes will be payable in cash.

The 2036 exchange notes bear interest at a rate of 4.950% per annum. Interest on the 2036 exchange notes will be payable in cash.

The 2046 exchange notes bear interest at a rate of 5.622% per annum. Interest on the 2046 exchange notes will be payable in cash.

The 2056 exchange notes bear interest at a rate of 5.732% per annum. Interest on the 2056 exchange notes will be payable in cash.

The 2066 exchange notes bear interest at a rate of 5.852% per annum. Interest on the 2066 exchange notes will be payable in cash.

Interest Payment Dates	March 16 and September 16 of each year, commencing September 16, 2026, for the 2028 exchange notes.

March 16 and September 16 of each year, commencing September 16, 2026, for the 2029 fixed rate exchange notes.

March 16, June 16, September 16 and December 16 of each year, commencing September 16, 2026, for the 2029 floating rate exchange notes.

March 16 and September 16 of each year, commencing September 16, 2026, for the 2031 exchange notes.

March 16 and September 16 of each year, commencing September 16, 2026, for the 2033 exchange notes.

March 16 and September 16 of each year, commencing September 16, 2026, for the 2036 exchange notes.

March 16 and September 16 of each year, commencing September 16, 2026, for the 2046 exchange notes.

March 16 and September 16 of each year, commencing September 16, 2026, for the 2056 exchange notes.

March 16 and September 16 of each year, commencing September 16, 2026, for the 2066 exchange notes.

Ranking	The exchange notes are our senior unsecured obligations and:

•	rank pari passu in right of payment to all of our other senior unsecured indebtedness;

•	are senior in right of payment to our subordinated indebtedness;

•	are effectively subordinated to all of our secured indebtedness to the extent of the value of the property or assets securing such indebtedness; and

•	are structurally subordinated to all obligations of our subsidiaries (including secured and unsecured obligations).

As of March 28, 2026, we had approximately $15.8 billion face value of outstanding long-term indebtedness, as well as an expected $3.0 billion of availability under our Five-Year Credit Agreement (as defined herein) and $1.0 billion of availability under our 364-Day Credit Agreement (as defined herein). See “Description of Material Indebtedness.”

See “Description of Notes—Ranking.”

Optional Redemption	We may redeem the 2028 exchange notes, the 2029 fixed rate exchange notes, the 2031 exchange notes, the 2033 exchange notes, and the 2036 exchange notes, in whole or in part, at any time and from time to time prior to the applicable Par Call Date (as defined in “Description of Notes—Optional Redemption”), if any, of a series, at our election, at the applicable redemption price, plus accrued but unpaid interest on the principal amount being redeemed to, but excluding, the redemption date. On or after the applicable Par Call Date, if any, we may redeem the exchange notes of a series, in each case, from time to time, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the exchange notes of such series to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but excluding, the redemption date. See “Description of Notes—Optional Redemption.”

We may not redeem the 2046 exchange notes, the 2056 exchange notes, and the 2066 exchange notes prior to March 16, 2031. We may redeem the 2046 exchange notes, the 2056 exchange notes, and the 2066 exchange notes at any time on or after March 16, 2031, and prior to the applicable Par Call Date of a series, in each case, from time to time, in whole or in part, at our election, at the applicable redemption price, plus accrued but unpaid interest on the principal amount being redeemed to, but excluding, the redemption date. On or after the applicable Par Call Date, we may redeem the exchange notes of a series, in each case, from time to time, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the exchange notes of such series to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but excluding, the redemption date. See “Description of Notes—Optional Redemption.”

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities for which there is no established market. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to Our Indebtedness and the Notes—There is no established trading market for the exchange notes.”

Book-Entry Form and Denomination	The exchange notes of each series will be offered in book-entry form through the facilities of The Depository Trust Company in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. See “Description of Notes—Book-Entry System.”

Exchange Listing	None.

Trustee	Deutsche Bank Trust Company Americas.

Calculation Agent for Floating Rate Notes	Deutsche Bank Trust Company Americas.

Governing Law	The indenture is, and the exchange notes will be, governed by and construed in accordance with the laws of the State of New York.

Risk Factors	You should consider all of the information contained in this prospectus. In particular, you should consider the risks described under “Risk Factors” in this prospectus.

Summary Historical and Unaudited Pro Forma Combined Financial Information

The following summary financial data reflects the combined operations of Aerospace. We derived the summary combined statement of operations data for the years ended December 31, 2025, 2024, and 2023, and summary combined balance sheet data as of December 31, 2025 and 2024, as set forth below, from our audited Combined Financial Statements, included elsewhere in this prospectus. The selected historical combined financial information as of March 28, 2026, and each of the three-month periods ended March 28, 2026 and March 29, 2025, are derived from our historical unaudited Condensed Combined Financial Statements included elsewhere in this prospectus. The unaudited Condensed Combined Financial Statements have been prepared on the same basis as the audited Combined Financial Statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair statement of the information set forth in this prospectus.

To ensure a full understanding of this summary financial data, you should read the summary combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, Combined Financial Statements and accompanying notes, and historical unaudited Condensed Combined Financial Statements and accompanying notes included elsewhere in this prospectus. The historical results do not necessarily indicate the results expected for any future period. For factors that could cause actual results to differ materially from those presented in the summary historical and pro forma combined financial data, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

The summary unaudited pro forma combined financial data as of and for the three months ended March 28, 2026 and for the year ended December 31, 2025 has been prepared to reflect the separation, including the issuance of $16.0 billion of the initial notes by Honeywell Aerospace Inc. on March 16, 2026. In addition, Aerospace entered into the Credit Facilities (as defined herein) in an aggregate committed amount as of the date of the distribution of $4.0 billion and a $4.0 billion senior unsecured commercial paper program (the “Commercial Paper Program”) as of June 29, 2026. The undrawn portion of the Credit Facilities serves as a backup facility for the issuance of the Commercial Paper Program. Aerospace expects to use proceeds from the Credit Facilities and the Commercial Paper Program for general corporate purposes. The Credit Facilities became available upon consummation of the distribution, subject to certain conditions customary for facilities of this type. Aerospace has not borrowed under the Credit Facilities prior to, on or since the distribution date. Aerospace has not borrowed under the Commercial Paper Program since the distribution date. The Unaudited Pro Forma Combined Statement of Operations presented for the three months ended March 28, 2026 and the year ended December 31, 2025 assumes the separation occurred on January 1, 2025, the first day of fiscal 2025. The Unaudited Pro Forma Combined Balance Sheet gives effect to the separation as if it had occurred on March 28, 2026, our latest balance sheet date. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information. We believe such assumptions are reasonable under the circumstances and that the completion of the separation, the Credit Facilities, and the Commercial Paper Program should not affect the pro forma adjustments.

The Unaudited Pro Forma Combined Financial Information is derived from our Combined Financial Statements and unaudited Condensed Combined Financial Statements included elsewhere in this prospectus. The Unaudited Pro Forma Combined Financial Information is not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-separation capital structure been completed on the dates assumed. It may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, it is not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Combined Financial Information,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the audited Combined Financial Statements and accompanying notes, and the unaudited Condensed Combined Financial Statements and accompanying notes included elsewhere in this prospectus.

Summary of Historical and Unaudited Pro Forma Combined Financial Data

	Pro Forma(1)		Historical
	Three Months Ended	Year Ended December 31,	Three Months Ended		Years Ended December 31,
(dollars in millions)	March 28, 2026	2025	March 28, 2026	March 29, 2025	2025	2024	2023
Product sales	$2,422	$9,985	$2,422	$2,233	$9,985	$8,135	$7,098
Service sales	1,930	7,419	1,930	1,841	7,419	7,310	6,692

Net sales	4,352	17,404	4,352	4,074	17,404	15,445	13,790
Costs, expenses and other
Cost of products sold	1,832	7,550	1,832	1,635	7,550	6,441	5,361
Cost of services sold	890	3,791	890	916	3,791	3,502	3,146

Total cost of products and services sold	2,722	11,341	2,722	2,551	11,341	9,943	8,507
Research and development expenses	187	677	187	167	677	567	506
Selling, general and administrative expenses	628	2,129	564	365	1,670	1,426	1,213
Other (income) expense, net	(34)	62	50	58	367	141	93
Interest and other financial charges	203	839	29	—	—	—	—

Total costs, expenses and other	3,706	15,048	3,552	3,141	14,055	12,077	10,319

Income before taxes	646	2,356	800	933	3,349	3,368	3,471
Income tax expense	134	541	158	147	627	519	557

Net income	512	1,815	642	786	2,722	2,849	2,914

Less: Net income attributable to noncontrolling interest	8	35	8	9	35	32	28

Net income attributable to Aerospace	$504	$1,780	$634	$777	$2,687	$2,817	$2,886

(1)

Refer to “Unaudited Pro Forma Combined Financial Information” for further detail. Pro Forma amounts exclude $27 million and $68 million of management adjustments for the three months ended March 28, 2026 and for the year ended December 31, 2025, respectively.

	Pro Forma	Historical
	As of March 28,	As of March 28,	As of December 31,
(dollars in millions)	2026	2026	2025	2024
Cash and cash equivalents	$1,000	$989	$213	$244
Total assets	21,363	18,860	17,685	16,845
Total liabilities	24,817	24,374	9,189	8,017
Noncontrolling interest	104	104	97	92
Total (deficit) equity	(3,454)	(5,514)	8,496	8,828
Total liabilities and (deficit) equity	21,363	18,860	17,685	16,845

	Pro Forma(1)		Historical
	Three Months Ended	Year Ended December 31,	Three Months Ended		Years Ended December 31,
(dollars in millions)	March 28, 2026	2025	March 28, 2026	March 29, 2025	2025	2024	2023
Net income	$512	$1,815	$642	$786	$2,722	$2,849	$2,914
Income tax expense	134	541	158	147	627	519	557
Amortization of acquisition-related intangibles(2)	22	52	22	17	52	34	17
Stock compensation expense(3)	26	87	25	24	83	74	73
Environmental remediation expense(4)	22	389	22	81	389	235	204
Transaction costs(5)	193	480	193	—	269	—	—
Interest and other financial charges	203	839	29	—	—	—	—
Honeywell trademark license expense(6)	56	225	—	—	—	—	—
Other, net(7)	(80)	(395)	4	(15)	(57)	(3)	10

Total segment profit(9)	1,088	4,033	1,095	1,040	4,085	3,708	3,775

Flexjet-related litigation settlement(8)	—	373	—	—	373	—	—

Adjusted EBIT(9)	$1,088	$4,406	$1,095	$1,040	$4,458	$3,708	$3,775

(1)

Refer to “Unaudited Pro Forma Combined Financial Information” for further detail. Pro forma amounts exclude $27 million and $68 million of management adjustments for the three months ended March 28, 2026 and for the year ended December 31, 2025, respectively.

(2)	Amounts included in Cost of products and services sold and Selling, general and administrative.
(3)

Amounts included in Selling, general and administrative expenses. Pro Forma Selling, general and administrative expenses include incremental pro forma stock compensation expense of $1 million and $4 million for the three months ended March 28, 2026 and for the year ended December 31, 2025, respectively.

(4)	Amounts included in Cost of products and services sold and Other expense (income), net.
(5)

Amounts included in Selling, general and administrative expenses and Other expense (income), net. Pro Forma Selling, general and administrative expenses and Pro Forma Other expense (income), net include incremental pro forma transaction costs of $211 million for the year ended December 31, 2025.

(6)	Amounts included in Selling, general and administrative expenses.
(7)

Amounts include pension (income) expense, repositioning charges, and other expenses. Pro Forma Other expense (income), net includes incremental pro forma net pension benefit of $84 million and $328 million for the three months ended March 28, 2026 and for the year ended December 31, 2025, respectively, and reverse transition services agreement income of $17 million, and $7 million of one-time transition services agreement expenses not expected to recur following the separation, for the year ended December 31, 2025.

(8)

Amounts included in Net sales and Cost of services sold of $312 million and $61 million, respectively, for the year ended December 31, 2025. Refer to Note 18 Commitments and Contingencies of Notes to the Combined Financial Statements for further information regarding the fourth quarter 2025 Flexjet-related litigation matters.

(9)

Total segment profit and Adjusted EBIT are non-GAAP measures. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definition of these non-GAAP measures. Pro Forma Adjusted EBIT includes incremental pro forma expenses of $3 million and $40 million pursuant to the transition services agreement and $4 million and $16 million of salary and bonuses for executive compensation arrangements for the three months ended March 28, 2026 and for the year ended December 31, 2025, respectively, and an incremental $3 million of pension service costs for the year ended December 31, 2025.

RISK FACTORS

Investing in the exchange notes involves risks. Prior to making a decision about investing in the exchange notes, you should carefully consider the risks described below and all other information contained in this prospectus. The risks and uncertainties described below are not the only ones facing Aerospace. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also adversely affect us. If any of the events underlying the following risks occurs, our business, financial condition or results of operations could be materially harmed.

Risks Related to Our Business

Our business is subject to unique industry and economic conditions that may adversely affect the markets and operating conditions of our customers, which in turn can affect demand for our products and services, our financial condition and our results of operations.

Our business is impacted by customer buying patterns of aftermarket parts, supplier stability, factory transitions, and global supply chain capacity constraints that may lead to shortages of crucial components. Our operating results and financial condition may be adversely affected by downturns in the global demand for air travel, which may impact new aircraft production or result in the delay or cancellation of new aircraft orders, delays in launch schedules for new aircrafts, the retirement of aircrafts, and reductions in global flying hours, which impact air transport and regional, business, and general aviation aircraft utilization rates. Our operating results and financial condition may also be adversely affected by any decrease in air travel demand due to regional restrictions or suspension of service for events related to public health, safety, the environment, or regional conflicts. In addition, our operating results and financial condition could be impacted by changes in overall trends related to end market demand for the product portfolio, as well as new entrants and non-traditional players entering the market. Results may also be impacted by the potential introduction of counterfeit parts into our global supply chain.

Operating results in our defense and space end market may be affected by the mix of U.S. and foreign government appropriations for defense and space programs and by compliance risks. For example, the operating results of Commercial Air Transport Original Equipment and Commercial Air Transport Aftermarket may be impacted by, among other things, mandates of the Federal Aviation Administration (the “FAA”) and other similar international regulatory bodies regulating the installation of equipment on aircraft. Many of the products that we manufacture and sell must be certified by the FAA and/or other U.S. or international regulatory bodies. If material certifications or authorizations were revoked or suspended, our operating results and financial condition would be adversely affected.

Our financial results and liquidity may also be influenced by customer and supplier actions to manage their working capital and react to investment cycles in response to these risks. This cyclicality across our businesses impacts the comparison of our financial condition and results of operations and cash flows on a quarter-by-quarter basis.

Our future growth is largely dependent upon our ability to develop new technologies and introduce new products that achieve market acceptance in increasingly competitive markets with acceptable margins.

Our future growth rate depends upon a number of factors, including our ability to (i) identify and evolve with emerging technological and broader industry trends, including technologies such as artificial intelligence and machine learning in our target end markets; (ii) develop and maintain competitive products; (iii) defend our market share against an ever-expanding number of competitors, including many new and non-traditional competitors; (iv) enhance our products by adding innovative features that differentiate our products from those of our competitors and prevent commoditization of our products; (v) develop, manufacture, and bring to market compelling new products quickly and cost-effectively; (vi) monitor disruptive technologies and business models;

(vii) achieve sufficient return on investment for new products introduced based on capital expenditures and research and development spending; (viii) respond to changes in overall trends related to end market demand; (ix) have our products included, and increase the number and value of our products, on new platforms; and (x) attract, develop, and retain individuals with the requisite technical expertise and understanding of customers’ needs to develop new technologies and introduce new products. Competitors may also develop after-market services and parts for our products (including at lower costs), which may attract customers and adversely affect our return on investment for new products. The failure of our technologies or products to gain market acceptance due to more attractive offerings by our competitors or the failure to address any of the above factors could significantly reduce our revenues and adversely affect our competitive standing and prospects. Development of new products typically entails lengthy research and development cycles and often requires significant capital expenditures and research and development spending. These investments in new products impact the comparison of our financial condition and results of operations and cash flows between periods and may generate weaker returns than initially anticipated.

Our business is dependent on maintaining and expanding long-term customer relationships. Due to the long product development cycle and product life of aerospace and defense platforms, a reduction in the use of our products on new platforms or a failure to increase the number and value of our products on new platforms could have an adverse impact on sales of such products as well as our sales of aftermarket products and services and, as a result, on our long-term growth, financial condition, results of operations, and cash flow. Our ability to mitigate these effects may be limited until such time as new platforms are developed.

Raw material price fluctuations, inflation, scarcity, tariffs, the ability of key suppliers to meet quality and delivery requirements or catastrophic events can increase the cost of our products and services, impact our ability to meet commitments to customers, and cause us to incur significant liabilities.

The cost of raw materials is a key element in the cost of our products, including nickel, steel, titanium, and other materials. While we have implemented mitigation strategies to reduce the impact of supply chain disruptions, any inability to source necessary materials when and as needed, or offset material price or labor inflation through increased prices to customers, market-based or long-term fixed-price contracts with suppliers, productivity actions or commodity hedges could adversely affect our results of operations. Due to the nature of our customer and supplier contracts, in particular fixed-price customer contracts and those with the U.S. and other governments, we may be unable to increase our prices or contract value to partially or fully offset cost increases. The aerospace industry’s rigorous certification requirements can limit the speed and efficiency of supplier substitution.

Many major components, product equipment items, and raw materials, are procured or subcontracted on a single or sole-source basis. Although our global sourcing teams collaborate closely with supply chain and production leadership to develop strategies that secure adequate raw material supplies, it is difficult to predict what effects shortages or price increases (including the impact of tariffs, embargos or other trade actions), in addition to other supply chain disruptions, may have in the future. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ inability to scale production and adjust delivery of long-lead time products during times of volatile demand. Current or future global economic uncertainty, including inflation and high interest rates, the impact of trade actions (including the imposition of tariffs or other trade actions impacting raw materials we source from global trade counterparties), supply chain and labor disruptions, unemployment rates, banking instability, any U.S. Government shutdown, any downgrades in the U.S. Government’s sovereign credit rating, public health crises, volatile financial markets, geopolitical instability and regional conflicts, including ongoing conflicts in the Middle East, and potential recession may affect the financial stability of our key suppliers or their access to financing, which may in turn affect their ability to perform their obligations to us. If one or more of our suppliers experiences financial difficulties, delivery delays or other performance problems, our resulting inability to fill our supply needs may jeopardize our ability to fulfill obligations under commercial and government contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to customer relationships.

In an effort to reduce the impact of current and future supply chain disruptions, we have implemented short-term and long-term strategies to reduce the impact of such disruptions, including supply chain simplification, continued alignment to local supply sources, strategic insourcing, pricing actions, dual source strategies, longer-term strategies for constrained materials, material supply tracking tools, digital planning tools, safety stock, qualification of alternative vendors, direct engagement with key suppliers and development of new or redesigned products that satisfy our product quality controls and engineering qualifications and/or any applicable regulatory requirements. However, we cannot provide any assurance that our mitigation strategies will be successful, or that we will be able to alter our strategies or develop new strategies if and as needed.

A quality issue affecting our products or third-party products with which our products are integrated could adversely affect our reputation, business, financial condition, results of operations and cash flows.

We produce mission critical systems and technologies, including integrated commercial and defense aircraft engines, power generation and distribution products and avionics, and flight management, navigation, communications and other control systems solutions, and we provide specialized services for products that incorporate or use complex technology. Accordingly, the adverse impact of product quality or service issues can be significant. Actual or perceived design, production, performance, durability or other quality issues related to our products or services, including those that result in injuries or death, could adversely affect our reputation, business, financial condition, results of operations and cash flows. Many of our products and services must function under challenging operating conditions and meet demanding certification, performance, reliability, and durability standards that we, our customers and/or our regulators adopt. Developing and maintaining products that meet or exceed these standards can be costly and technologically challenging, and a failure to deliver products and services that meet these standards could adversely affect our business, financial condition, results of operations and cash flows.

Our business operations, reputation, and financial performance may be adversely impacted by cybersecurity attacks or data privacy or information security breaches, as well as changes in cybersecurity and other applicable regulations.

Our business operations, reputation, and financial performance are highly dependent on the integrity and security of our own and third-party information technology (“IT”) infrastructure. We also collect, store, and process confidential or sensitive data, including classified information, proprietary business information, and personal data, which is subject to data privacy and security laws, regulations and contractual obligations. Cybersecurity is and will continue to be a critical component of our enterprise risk management program.

We face a wide range of global cybersecurity threats and incidents, such as attempts to gain unauthorized access to sensitive information or compromise the integrity, confidentiality, and/or availability of our IT systems or such information; insider threats; ransomware, denial-of-service, and phishing attacks; and cybersecurity failures resulting from human or technological errors. These threats and attacks could be directed at our business, our products, our customers, and our third-party software and service providers, including attacks on commercial or other aircraft, which could adversely affect our operations, reputation, and financial performance even if such an attack is not targeted at our products, services, or systems. These threats come from a variety of sources, some of which are highly organized and sophisticated nation states and cyber criminals. As a defense contractor and participant in the defense industry, we (and our customers and our third-party service providers) face increased risk from state-affiliated actors whose interests are adverse to the U.S. and other countries whose defense platforms utilize our products, and this risk grows during times of increased geopolitical conflicts.

We have deployed measures to deter, prevent, detect, respond to, and mitigate these risks (including identity and access controls, data protection, vulnerability assessments, monitoring of our IT networks and systems, and maintenance of backup and protective systems). However, cybersecurity incidents could still occur, and there is no guarantee that our tools and controls will be sufficient to detect, prevent, or mitigate the risk of a cyber-related attack or incident. We face an increased level of risk during significant IT infrastructure transitions, such as those we are undertaking in connection with the separation. These incidents could result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information, theft of funds and disruption of business operations. The evolving nature and increasing frequency of cyber threats, including the use of artificial intelligence to craft sophisticated attacks, poses additional challenges in anticipating and preventing such incidents. If we fail to deter, detect or report cybersecurity incidents in a timely manner, we may suffer from financial and other harm, including to our information, operations, performance, employees, and reputation. We cannot be certain that our cybersecurity insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Our customers increasingly require robust cybersecurity protections and standards in our products and services, which may result in additional costs to comply with such demands. For example, the Department of War requires that we comply with NIST and Cybersecurity Maturity Model Certification requirements to maintain eligibility for new defense contract awards (and follow-on awards for existing programs). In addition, cybersecurity and other relevant laws and regulations continue to evolve, including in relation to our processing of personal data or adoption of emerging technologies such as artificial intelligence and machine learning, and the requirements and enforcement of such laws and regulations have also increased, both in the U.S. and globally. Changes in these laws add compliance complexity, may increase our and our suppliers’ operational and compliance cost and may expose us to reputational damage, litigation, regulatory actions, or fines. Noncompliance with applicable industry standards or legal obligations regarding emerging technologies and data privacy and security could result in costs, fines, litigation, or regulatory actions, and could lead customers to select competitors’ products and services, rather than our products and services.

Changes in future business, market conditions, or unforeseen events could cause intangible assets to become impaired, which could negatively impact our results of operations and financial condition.

A significant portion of our assets consists of contract-related assets, goodwill and other intangible assets, including customer relationships and capitalized software. Changes in future business, market conditions, or unforeseen events could impair the value of these assets, which could negatively impact our results of operations. These assets are subject to impairment tests which involve the use of accounting estimates and assumptions, and changes to those assumptions as a result of differences in actual results or otherwise could materially impact our results of operations and financial condition. We may never realize the full value of these assets, and if we determine that they are impaired, we will be required to write off the amount of any impairment, which could negatively impact our results of operations and financial condition.

Our business combinations typically result in the recognition of customer relationships, patents, and trademarks, in addition to other definite-lived intangible assets. The determination of fair value for definite-lived intangible assets, useful lives for amortization purposes and whether or not intangible assets are impaired involves the use of accounting estimates and assumptions. The assumptions used in developing the accounting estimates may include business growth rates, sales volume, selling prices and costs, cash flows, and the discount rate selected. Changes to those assumptions could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions.

A material disruption of our operations, particularly at our manufacturing facilities or within our IT or OT infrastructure, could adversely affect our business, financial condition, results of operations, and cash flows.

Our facilities, supply chains, distribution systems, and IT and operational technology (“OT”) systems are subject to disruption and catastrophic loss due to natural disasters or other weather-related disruptions, including hurricanes and floods, power outages, fires, explosions, terrorism, equipment failures, sabotage, cyber incidents, any potential effects of climate change and adverse weather conditions, including water scarcity and rising sea levels, labor disputes, critical supply failure, inaccurate downtime forecast, political disruption and regional conflicts, public health crises, like a regional or global pandemic, and other reasons, which can result in undesirable consequences, including financial losses and damaged relationships with customers. We employ IT and OT systems and networks to support the business and rely on them to process, transmit and store electronic information, and to manage or support a variety of business processes and activities. Although preventative measures may help to mitigate damage, such measures could be costly or may not be effective, and disruptions to our manufacturing facilities or IT or OT infrastructure from system failures, shutdowns, power outages and energy shortages, telecommunication or utility failures, cybersecurity incidents, and other events, including disruptions at our cloud computing, server, systems and other third party IT or OT service providers, could interfere with our operations, interrupt production and shipments, damage customer and business partner relationships, and negatively impact our reputation. In addition, the insurance we maintain may not be adequate to cover our losses resulting from any business interruption, including those resulting from a natural disaster or other severe weather event or a cybersecurity attack or other security incident, and recurring extreme weather events or other adverse events could reduce the availability or increase the cost of insurance.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could adversely affect our business, financial condition, results of operations and cash flows.

Due to the complex nature of our business, our future performance and ability to deliver mission-critical systems and technologies is highly dependent upon the continued services of our employees and management who have significant industry and/or technical expertise. Our performance is also dependent on the development of additional personnel and the hiring of new qualified engineering, design, manufacturing, marketing, sales and management, and other personnel for our operations. Competition for qualified personnel in the aerospace market is intense, and we may not be successful in attracting or retaining qualified personnel, particularly as a standalone company. Moreover, we are dependent on the institutional knowledge of our longer-term employees and management with respect to our industries and manufacturing processes, and the transfer of that knowledge to subsequent generations of employees to maintain operational continuity. The loss of key employees, our inability to attract new qualified employees, or adequately train and transfer knowledge to employees, or the delay in hiring key personnel could negatively affect our business, financial condition, results of operations, and cash flows.

Changes in levels of U.S. and other government spending or priorities could adversely affect our business, financial condition, results of operations, and cash flows.

We derive a significant portion of our revenue from contracts awarded by the U.S. and other governments, primarily from defense related programs with the U.S. Department of War and other government departments and agencies which are subject to government fiscal policies, budget decisions and priorities, and appropriation processes. U.S. and international defense spending levels are difficult to predict and may be impacted by numerous factors such as the evolving nature of the national security threat environment, national security strategy, foreign policy, the domestic political environment, macroeconomic conditions and the ability of the applicable government to enact relevant legislation such as authorization and appropriations bills. A reduction in overall U.S. or international defense spending, due to changes in priorities, the potential for government shutdowns, and the use of continuing resolutions, could affect our industry and funding for our programs. Changes in funding priorities may also reduce opportunities in existing programs and in future programs or initiatives where we intend to compete and where we have made investments. As a result, significant changes in levels of U.S. or other government spending or priorities could negatively affect our business, financial condition, results of operations, and cash flows.

As a supplier to the U.S. and international governments, we are subject to unique contracting risks.

Contracts with the U.S. Government (and with governments in other countries), are subject to termination at its convenience or for our failure to perform consistent with the terms of the applicable contract, either of which could adversely affect our business and financial performance. If a contract is terminated at the U.S. Government’s convenience, we generally are entitled to reimbursement for work completed and allowable termination or cancellation costs. If a contract is terminated for default, we generally are entitled to reimbursement for work that has been accepted, but may be subject to U.S. Government claims for the net cost to re-procure the contract items and other damages, which could expose us to liability and adversely affect our ability to compete for future contracts. Failure to comply with provisions of our government contracts or other applicable laws and regulations relating to government contracting could lead to civil or criminal enforcement under the U.S. False Claims Act or other statutes and regulations, including potentially significant financial penalties, suspension or debarment from government contracts, which could adversely affect our business, results of operations, financial position, and cash flows. In addition, the U.S. Government could terminate a prime contract under which we are a subcontractor, notwithstanding the fact that our performance and the quality of the products or services we delivered were consistent with our contractual obligations. Delays in performance, failure of products, shortages, cost overruns or other failures related to performance of our contracts with the U.S. Government could also impact our reputation, ability to compete, and financial results.

From time to time, we may begin performance of a U.S. Government contract under an undefinitized contract action with a not-to-exceed price, which is when we begin performing our obligations before the terms, specifications or price are finally agreed to between the parties. The U.S. Government has the ability to unilaterally definitize contracts in the event mutual agreement regarding terms, specifications, or price cannot be reached. If a contract is unilaterally imposed upon us, it may negatively affect our expected profit and cash flows on a program or impose burdensome terms.

U.S Government procurement laws allow legal challenges, also known as bid protests, to the terms of a contract solicitation or the award of a contract. Unsuccessful bidders to programs awarded to us may try to use bid protests to overturn the award to us or seek the award of a subcontract for a portion of the work (in return for withdrawing the bid protest). Bid protests can result in significant expenses, modification of contracts, or even loss of the award, and delay performance of the awarded contract (and associated revenue), which could adversely affect our operating results. We may also protest or challenge bids for contracts that were not awarded to us, and our efforts to do so may be unsuccessful.

Our U.S. Government contracts are subject to the Federal Acquisition Regulation, as well as department-specific implementing regulations such as the U.S. Department of War’s Defense Federal Acquisition Regulation Supplement and other applicable laws and regulations, which set forth policies, procedures, and requirements for the acquisition of goods and services by the U.S. Government. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, audit, product integrity, and government accounting requirements. Failure to comply with these requirements can result in contract withholds, cost or price reductions, civil and criminal penalties, contract modifications or terminations, loss of eligibility to perform government contracts, restrictions on our ability to pay dividends or conduct share repurchases, and other restrictions, obligations or penalties. Additionally, new procurement regulations or changes to existing procurement regulations could increase our compliance costs. Current and future U.S. Government initiatives and other changes to the U.S. Government’s procurement practices may impact the manner in which the U.S. Government contracts and, therefore, impact the opportunities we choose to pursue (and how we choose to pursue them).

With respect to international governments, we engage in both direct commercial sales (“DCS”), which generally require U.S. Government licenses and approvals, as well as foreign military sales (“FMS”), which are government-to-government transactions initiated by, and carried out at the direction of, the U.S. Government. DCS transactions are subject to, and require compliance with, U.S. and foreign laws and regulations, including product testing, import-export control, technology transfer restrictions, investments, taxation, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act and other anti-corruption laws and regulations, and the anti-boycott provisions of the U.S. Export Control Reform Act of 2018. Failure by us, our employees or others working on our behalf to comply with these laws and regulations could result in administrative, civil, or criminal liabilities, including suspension or debarment from government contracts or suspension of export/import privilege, and could negatively affect our reputation, business, results of operations, financial position, and cash flows. In contrast, because the U.S. Government functions as an intermediary in FMS sales, we are reliant on, and could be adversely impacted by, the capacity and speed of the Department of War’s administration of requests from non-U.S. countries to convert requests to sales.

Sales to international governments are subject to political and economic factors, foreign national priorities and budgets, legal requirements, cross-cultural considerations, and other risks associated with doing business globally, which may differ in some respects from those associated with our U.S. business. Our international sales and operations may also be impacted by changes in U.S. or foreign government laws, regulations, and policies, including those related to tariffs, sanctions, embargoes, export and import controls, other trade restrictions, and trade agreements. Additionally, some international government customers require contractors to adhere to industrial cooperation regulations, often referred to as offset agreements, which obligate the contractor to perform certain commitments such as in-country purchases, provide local manufacturing support, and demonstrate preference for local suppliers or subcontractors. At times, even without an offset agreement, foreign government buyers may express a preference for a domestic product as opposed to a product from a U.S.-based entity or multi-national company.

We are subject to government audits and investigations of our business, operations and performance, and adverse outcomes could adversely affect our business, financial condition, results of operations and cash flows.

We operate in a highly regulated industry that is routinely audited and subject to investigations and inquiries by the executive and legislative branches of the U.S. Government and its agencies, such as the Defense Contract Audit Agency, Defense Contract Management Agency, and the Department of War Inspector General. From time to time, these groups review and investigate certain aspects of our business operations, including our compliance with applicable laws, regulations, and contract terms, regarding, among other things, our internal control systems and policies for accounting, purchasing, government property, estimating, earned value management, and material management accounting systems, as well as other matters of national interest that apply to us uniquely or across multiple industry participants. U.S. Government audits and investigations often take years to complete and, if an audit or investigation uncovers improper or illegal activities, it could result in administrative, civil, or criminal liabilities, including repayments, fines, treble and other damages, forfeitures, restitution, or penalties, or could lead to suspension or debarment of U.S. Government contracting or of export privileges. In addition, we risk serious reputational harm in situations involving allegations of impropriety made against us. Similar government oversight and risks to our business and reputation exist in most other countries where we conduct business.

Additionally, our U.S. Government contracts are generally subject to oversight audits. Any costs found to be misclassified or inaccurately allocated to a specific contract will be deemed non-reimbursable, and to the extent already reimbursed, must be refunded. Any inadequacies in our systems and policies could result in withholds on billed receivables, penalties, and reduced future business.

Our contracts with the U.S. and international governments are also subject to government audits that may recommend downward price adjustments and other changes. When appropriate and prudent, we may make adjustments and pay voluntary refunds.

Our U.S. and non-U.S. tax liabilities are dependent, in part, upon the distribution of income among various jurisdictions in which we operate, as well as changes in tax law or regulation.

Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in tax laws, regulations and judicial rulings (or changes in the interpretation thereof), potential taxation of digital services, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, changes in the amount of earnings permanently reinvested offshore, the results of audits and examinations of previously filed tax returns and continuing assessments of our tax exposures, and various other governmental enforcement initiatives. Our tax expense includes estimates of tax reserves and reflects other estimates and assumptions, including assessments of future earnings of Aerospace, which could impact the valuation of our deferred tax assets. In addition, our future effective tax rates could be subject to volatility or adversely affected by changes in tax laws, regulations, accounting principles or interpretations thereof.

If our intellectual property were compromised or copied or if our competitors were to develop similar or superior intellectual property or technology, our business, financial condition, results of operations and cash flows could be negatively affected.

Intellectual property rights, including patents, confidential information (including trade secrets and know-how), trademarks and tradenames, are important to our business. We endeavor to protect our intellectual property rights in key jurisdictions in which our products are made, used, sold, or imported. Our success depends to a significant degree upon our ability to obtain, maintain and defend or otherwise protect or enforce our intellectual property rights. However, in certain jurisdictions, we may be unable to obtain protection for our intellectual property or to successfully defend or enforce our numerous patents, trademarks and other proprietary rights. Our patents and other intellectual property rights may expire or be challenged, invalidated, designed around or found to be unenforceable, or otherwise compromised. A failure to maintain, protect, defend, or enforce our intellectual property, or the failure to obtain or maintain licensed intellectual property, could have an adverse effect on our financial condition and results of operations. Similarly, third parties may assert claims against us and our direct and indirect customers, alleging that our products infringe upon, misappropriate or otherwise violate third-party intellectual property rights.

We have a variety of unpatented proprietary technologies, including trade secrets and know-how, particularly related to our manufacturing operations, and we believe that such technologies provide us with a competitive advantage. While we have policies, procedures and agreements in place to ensure compliance with these protection measures to protect the applicable technologies, these tools may be insufficient to prevent loss of technology or leakage of applicable confidential information or trade secrets, including because these agreements may not be enforceable or, even if they are legally enforceable, we may not have adequate remedies for breaches of such agreements. We also may not be able to readily detect breaches of such procedures or agreements. The failure to protect our unpatented proprietary technology, including know-how and trade secrets, could result in significantly lower revenues, reduced profit margins or loss of market share.

Significant resources may be required to monitor and protect our intellectual property rights, and despite such efforts, we may not be able to detect infringement, misappropriation or other violations of our intellectual property rights by third parties. Additionally, if we must take legal action to protect, defend, or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of resources and management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our business, financial condition, results of operations and cash flows.

We must comply with various global trades laws and regulations and may not be successful in obtaining the necessary export licenses, and the U.S. Government may prevent proposed sales to certain international governments and customers.

Our operations are subject to global trade laws and regulations, including the Arms Export Control Act (“AECA”), the International Traffic in Arms Regulations (“ITAR”) and the Export Administration Regulations (“EAR”), the Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations and the anti-boycott provisions of the U.S. Export Control Reform Act of 2018 and certain sales of our products or technology to international governments and customers require prior authorizations from U.S. Government agencies or may be blocked by Congress. We may not receive necessary licenses or authorizations or Congress may prevent or delay certain sales. Our ability to obtain or renew necessary licenses and authorizations in a timely manner or at all is subject to risks and uncertainties, including changing U.S. Government policies or laws or delays in congressional or agency action due to geopolitical conditions or conflicts. Limitations or prohibitions on our ability to sell products or technologies to international governments, agencies, or ministries of defense may negatively impact our business, financial condition, results of operations, cash flows, and equity.

We must comply with the global trade laws and regulations to which we are subject or we could face administrative, civil, or criminal liabilities, including suspension or debarment from government contracts or suspension of export/import privilege, which could materially adversely affect our business. We have mature compliance controls (including the use of data analytics) in place to detect, monitor, and prevent violations of these global trade laws and regulations, including AECA, ITAR, EAR, FCPA, and the General Data Protection Regulation. However, our compliance controls may not be able to detect or prevent all such violations, and we cannot guarantee in all instances that our employees or others acting on our behalf will comply with such laws and regulations.

Our operations and the prior operations of predecessor companies, including certain operations that were previously operated by Honeywell or its subsidiaries, expose us to the risk of material environmental liabilities.

We are subject to potentially material liabilities related to the investigation and cleanup of environmental hazards and to claims of personal injuries or property damages that may arise from hazardous substance releases and exposures. These liabilities arise out of our current and past operations and the operations and properties of Honeywell or Aerospace predecessor companies (including offsite waste disposal). Legacy sites related to Honeywell’s or our business are involved in various environmental investigations and remediation obligations due to historic operations. For example, some of our manufacturing facilities have an extended history of manufacturing operations or other industrial activities, and contaminants have been detected at some of our sites and offsite disposal locations. After the separation, we could face environmental investigations as a standalone company since liability under certain environmental laws relating to contaminated sites, including currently or formerly owned or operated sites or at third-party waste disposal facilities, can be strict, joint and several and imposed retroactively, regardless of fault or the legality of the activities that gave rise to the contamination. Pursuant to the separation agreement, Aerospace will generally be responsible for all environmental liabilities (including exposure to hazardous substances) other than (i) environmental liabilities relating to the operation of the Automation Business as currently conducted and (ii) environmental liabilities related to certain legacy sites associated with the Automation Business as currently conducted.

Ultimate environmental costs and liabilities are difficult to predict and may significantly vary from current estimates. To the extent available, we maintain what we believe to be adequate insurance coverage. However, there can be no assurance that we will not incur losses beyond the limits or outside the terms of such coverage, or that we will be able to maintain adequate insurance at rates we consider reasonable. In addition, the discovery of additional contaminants, the inability or failure of other liable parties to satisfy their obligations, the imposition of additional cleanup obligations, or the commencement of related third-party claims could result in additional material costs and negatively impact our business, financial condition, results of operations and cash flows.

We are also subject to potentially material liabilities related to the compliance of our operations with the requirements of various federal, state, local, and foreign governments that regulate the discharge of materials into the environment and the generation, handling, storage, treatment, and disposal of and exposure to hazardous substances. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use, and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. However, if we are found to be in violation of these laws and regulations, we may be subject to substantial fines, criminal sanctions, trade restrictions, product recalls, and public scrutiny and be required to install costly equipment or make operational changes to achieve compliance with such laws and regulations.

In addition, changes in laws, regulations or government enforcement of policies concerning the environment, the discovery of previously unknown contamination or new technology or information related to individual contaminated sites, the establishment of new or stricter state or federal toxicity standards with respect to certain contaminants, or the imposition of new or more stringent cleanup requirements or remedial techniques, could require us to incur additional currently unanticipated costs in the future that would have a negative effect on our business, financial condition, results of operations, and cash flows.

Risks related to our defined benefit pension plans may adversely impact our results of operations and cash flows.

Significant changes in actual investment return on pension assets funding pension liabilities to be allocated to Aerospace and its subsidiaries in connection with the separation, discount rates, and other factors could adversely affect our results of operations and require cash pension contributions or cash payments in future periods. Changes in discount rates and actual asset returns different than our anticipated asset returns could result in significant non-cash actuarial gains or losses. With regard to cash pension contributions, funding requirements for our pension plans are largely dependent upon interest rates, actual investment returns on pension assets, and the impact of legislative or regulatory changes related to pension funding obligations.

We cannot predict with certainty the outcome of litigation matters, government proceedings and other contingencies and uncertainties.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. We are subject to a number of lawsuits, investigations and disputes (some of which involve substantial amounts claimed) arising from the conduct of our business, including matters relating to commercial transactions, the integration of emerging technologies (such as, but not limited to, artificial intelligence and machine learning), employment, intellectual property, legal and environmental, health, and safety matters. Our potential liabilities are subject to change over time due to new developments (including new discovery of facts, changes in legislation, and outcomes of similar cases through the judicial system), changes in assumptions, changes in settlement strategy or the impact of evidentiary requirements and we may become subject to or be required to pay damage awards or settlements that could have an adverse effect on our business, financial condition, results of operations, and cash flows. If we were required to make payments, such payments could be significant and could exceed the amounts we have accrued with respect thereto, adversely affecting our business, financial condition, results of operations, and cash flows. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover the total amount of all insured claims and liabilities. The incurrence of significant liabilities for which there is no or insufficient insurance coverage could adversely affect our liquidity and financial condition, results of operations and cash flows. For additional information about litigation matters and other contingencies, see Note 18 Commitments and Contingencies of the Notes to Combined Financial Statements for additional information on our commitments and contingencies.

Global climate change and related regulations and changes in customer demand could negatively affect our business, financial condition, results of operations, and cash flows.

The effects of climate change could create financial risks to our business. For example, the effects of physical impacts of climate change could disrupt our operations by impacting the availability and cost of materials needed for manufacturing, exacerbating existing risks to our supply chain, and increasing insurance and other operating costs. These factors may impact our decisions to construct new facilities or maintain existing facilities in areas most prone to physical climate risks. We could also face indirect financial risks passed through the supply chain and disruptions that could result in increased prices for our products and the resources needed to produce them.

The growing focus on addressing global climate change has resulted in more regulations designed to reduce greenhouse gas (“GHG”) emissions and more customer demand for products and services that have a lower carbon footprint or that aim to help businesses and consumers reduce carbon emissions throughout their value chains. These regulations tend to be implemented under global, national, and sub-national climate objectives or policies, and target energy efficiency and the combustion of fossil fuels. Although we offer and continue to invest in developing solutions that help our customers meet their carbon reduction and sustainability goals, many of our products combust fossil fuels and consume energy. Regulations and carbon reduction goals which seek to reduce GHG emissions could reduce demand for such products and present a risk to our business. We may be required to further increase R&D and other capital expenditures in order to develop offerings that meet these new regulations, standards and customer demands. There can be no assurance that our new product development efforts will be successful, that our products will be accepted by the market, or that economic returns will reflect our investments in new product development. Moreover, future regulatory changes or policy initiatives deemphasizing goals for reducing GHG emissions could reduce the value of our investments into such products.

We may be impacted by increasing stakeholder interest in public company performance, disclosure, and goal- setting with respect to environmental, social, and governance (“ESG”) matters.

In response to customer, investor, employee, governmental, and other stakeholder interest in ESG practices, we may establish goals and other objectives related to ESG matters. Our ability to achieve any goal or objective that we may establish in the future, including with respect to ESG initiatives, is subject to numerous risks, many of which are outside of our control. Examples of such risks include: (i) the availability and cost of low- or non-carbon-based energy sources and technologies, (ii) evolving regulatory requirements affecting ESG standards or disclosures, (iii) the availability of suppliers that can meet our sustainability and other ESG standards, and (iv) the impact of our organic growth and acquisitions or dispositions of businesses or operations. In addition, standards for tracking and reporting on ESG matters have not been harmonized and continue to evolve. Our processes and controls for reporting of ESG matters may not always comply with evolving and disparate standards for identifying, measuring and reporting ESG metrics, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our performance metrics, goals, or reported progress in achieving such goals. In addition, as standards and regulatory requirements evolve, our costs to comply with such standards and regulatory requirements may increase. Furthermore, there is also an increasing number of state- and federal-level anti-ESG initiatives in the U.S. aimed at restricting or discouraging the consideration of ESG factors in business or investment decisions that may conflict with other regulatory requirements, resulting in regulatory uncertainty.

In addition, certain of our products and services, including offerings to Defense and Space customers, are unattractive to certain investors and may cause us to be increasingly subject to ESG-driven investment practices that preclude investment in our debt and equity. On the other hand, some investors may have a negative response to ESG practices and may choose not to invest in us, or divest in their holdings of us, as a result of our ESG practices and initiatives.

If our ESG practices or business portfolio do not meet evolving regulatory, investor or other stakeholder expectations and standards or regulatory requirements, then our reputation, our ability to attract or retain employees and our attractiveness as an investment, supplier, business partner or acquiror could be negatively impacted. Our failure or perceived failure to pursue or fulfill our goals, targets, and objectives or to satisfy various reporting standards within the timelines we may announce, or at all, could have similar negative impacts and expose us to government enforcement actions, private litigation and increased costs.

Concentrations of credit, counterparty, and market risk may adversely affect our business, financial condition, results of operations, and cash flows.

We maintain long-term contractual relationships with many of our customers, suppliers, and other counterparties. While we monitor the financial health of these counterparties, we are exposed to credit and market risks of such counterparties, including those concentrated in the same or similar industries and geographic regions. Changes in political and economic conditions could also lead to concerns about the creditworthiness of counterparties and their ability to pay in the same or similar industry or geography, impacting our ability to renew our long-term contractual arrangements or collect amounts due under these arrangements. Among other factors, geopolitical events, inflation, rising interest rates, banking instability, and changes in economic conditions, including an economic downturn or recession, could also result in the credit deterioration or insolvency of a significant counterparty.

A significant percentage of our sales and operations is in non-U.S. jurisdictions and is subject to the economic, political, regulatory, foreign exchange, and other risks of international operations.

Our international operations represented 27% of our net sales based on country of origin (or 54% of our net sales including U.S. exports) for the year ended December 31, 2025. Risks related to international operations include exchange control regulations, wage and price controls, fluctuations in foreign currency exchange rates, antitrust regulations, employment regulations, foreign investment laws, import, export and other trade restrictions and barriers (such as tariffs, sanctions and embargoes), differing levels of protection of intellectual property, acts of industrial espionage, violations by our employees of anti-corruption laws (despite our efforts to mitigate such risk), changes in regulations regarding transactions with state-owned enterprises, nationalization of private enterprises, acts of terrorism, acts of war, civil strife, social or political activism, boycotts, and our ability to hire and maintain qualified staff and maintain the safety of our employees in these regions. Instability and uncertainties arising from the global geopolitical environment, the impacts of war and other geopolitical events (including, but not limited to, the war in Ukraine, the Hamas-Israel conflict, and the growing geopolitical tensions in the Greater China region), and the evolving international and domestic political, regulatory, and economic landscape, including changes in global trade policies, such as sanctions and trade barriers, and trends such as populism, economic nationalism, and negative sentiment toward multinational companies, as well as the cost of compliance with increasingly complex and often conflicting regulations worldwide, can impair our flexibility in modifying product, marketing, pricing or other strategies for growing our businesses, as well as our ability to improve productivity and maintain acceptable operating margins.

Existing free trade laws and regulations provide certain beneficial duties and tariffs for qualifying imports and exports. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products or from where we import products or raw materials, either directly or through our suppliers, could have an impact on our competitive position and financial results.

The conflict between Russia and Ukraine has led to sanctions, export and import controls, and trade restrictions by the U.S. and other countries against Russian and Belarusian governments, government-related entities, and other entities and individuals. In retaliation, Russia has taken actions against the U.S., the North Atlantic Treaty Organization members, and other nations. The evolving conflict may worsen existing conditions or cause new impacts, such as escalation in other European regions where we operate, increased U.S.-Russia tensions, and other unforeseen effects. These could result in higher costs, operational impacts, and adversely affect our financial position, ability to meet obligations, and overall financial condition. Continued escalation of the conflict, influenced by U.S. policies (which we are unable to predict at this time), may further impact our financial results and other disclosed risk factors.

Operating outside of the U.S. also exposes us to foreign exchange risk, which we monitor and seek to reduce through hedging activities. However, foreign exchange hedging activities bear a financial cost and may not always be available to us or be successful in eliminating such volatility. Finally, we generate significant amounts of cash outside of the U.S. that is invested with financial and non-financial counterparties. While we employ comprehensive controls regarding global cash management to guard against cash or investment loss and to ensure our ability to fund our operations and commitments, a material disruption to the counterparties with whom we transact business could expose us to financial loss.

Operating outside the U.S. also exposes us to additional intellectual property risk. The laws and enforcement practices of certain jurisdictions in which we operate may not protect our intellectual property rights to the same extent as in the U.S. and may impose joint venture, technology transfer, local service or other foreign investment requirements and restrictions that potentially compromise control over our technology and proprietary information. Failure of foreign jurisdictions to protect our intellectual property rights, an inability to effectively enforce such rights in foreign jurisdictions or the imposition of foreign jurisdiction investment or sourcing restrictions or requirements could result in loss of valuable proprietary information and could impact our competitive position and financial results.

We may be unable to successfully execute or effectively integrate acquisitions.

We will regularly review our portfolio of businesses and may pursue inorganic growth through strategic acquisitions. We may not be able to complete transactions on favorable terms, on a timely basis, or at all. In addition, our results of operations and cash flows may be adversely impacted by (i) the failure of acquired businesses to meet or exceed expected returns, including risk of impairment; (ii) the failure to integrate multiple acquired businesses into Aerospace simultaneously and on schedule and/or to achieve expected synergies; and (iii) the discovery of unanticipated liabilities, labor relations difficulties, cybersecurity concerns, compliance issues or other problems in acquired businesses for which we lack contractual protections, insurance or indemnities, or, with regard to divested businesses, claims by purchasers to whom we have provided contractual indemnification.

Risks Related to the Recent Separation and Distribution

We have no history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about Aerospace in this prospectus refers to the Aerospace Business as operated by and integrated with Honeywell. Our historical and pro forma financial information included in this prospectus is derived from the Combined Financial Statements and accounting records of Honeywell. Accordingly, the historical and pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

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Generally, our working capital requirements and capital for our general corporate purposes, including capital expenditures and acquisitions, have historically been satisfied as part of the corporate-wide cash management policies of Honeywell. Following the completion of the distribution, our results of operations and cash flows are likely to be more volatile, and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

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Prior to the distribution, our business was operated by Honeywell as part of its broader corporate organization, rather than as an independent company. Honeywell, or one of its affiliates, performed various corporate functional services for us, such as information technology, legal, treasury, accounting, auditing, human resources, investor relations, and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from Honeywell for such functions, which are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company.

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Our business was integrated with the other businesses of Honeywell. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships, and customer relationships, which have enabled us to procure more advantageous arrangements with respect to, among other things, information technology, logistics, raw materials, facility management, travel services, fleet and professional services. After the distribution, as a standalone company, we may be unable to obtain similar arrangements to the same extent as Honeywell did, or on terms as favorable as those Honeywell obtained, prior to completion of the distribution. We may also be unable to replicate corporate functions that will operate with the same degree of effectiveness as the equivalent Honeywell functions that the Honeywell Aerospace Business has historically benefited from.

•	The cost of capital for our business may be higher than Honeywell’s cost of capital prior to the distribution.

•	Our historical financial information prior to 2026 does not reflect the debt that we incurred as part of the distribution.

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As an independent public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and are required to prepare our standalone financial statements according to the rules and regulations required by the SEC. These reporting and other obligations will place significant demands on our management and administrative and operational resources. Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology, and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Honeywell. For additional information about the past financial performance of our business and the basis of presentation of the historical Combined Financial Statements and the Unaudited Pro Forma Combined Financial Information of our business, see “Unaudited Pro Forma Combined Financial Information,” “Summary of Historical and Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this prospectus.

Following the separation, our financial profile has changed, and we are a smaller, less diversified company than Honeywell prior to the separation.

Following the separation, Aerospace is a smaller, less diversified company than Honeywell historically was. As a result, the Company will be more vulnerable to changing market conditions in the aerospace sector, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, the diversification of our revenues, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital, and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments, pay dividends, and service debt may be diminished. Following the separation, we may also lose capital allocation efficiency and flexibility, as we will no longer have access to cash flow from Honeywell to fund Aerospace’s business. Aerospace will also be more exposed to matters such as foreign currency exchange rates as a smaller, standalone company than it had been as a part of the larger Honeywell enterprise.

We may not achieve some or all of the expected benefits of the separation, and the separation may materially adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others: (1) creating a more focused business better able to dedicate financial, management, and other resources to leverage our strategic objectives, which would enable us to expand leading positions in key products and large installed base and would provide us a greater strategic focus on innovation, including electrification, connectivity solutions, enhanced safety, next-generation defense capabilities, and unmanned systems; (2) enhanced organizational agility and accountability by enabling our management team and board of directors to leverage their relevant domain expertise and devote their time and attention to the development and implementation of corporate strategies and policies that are based primarily on our specific business characteristics; (3) allowing investors make independent investment decisions with respect to Honeywell and Aerospace, which may result in greater alignment between the interests of our shareowner base and the characteristics of our business, capital structure and financial results; (4) allowing us to leverage our distinct growth profile and cash flow characteristics to optimize our capital structure and capital allocation strategy; and (5) enabling us to create incentives for our management and employees more closely aligned with our business performance, which should increase our ability to attract and retain personnel.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (1) the risk of volatility in our stock price immediately following the separation due to sales by Honeywell shareowners whose investment objectives may no longer be met; (2) the time it may take for us to attract our optimal shareowner base; (3) the possibility of disruptions in our business as a result of the separation; (4) the risk that the combined trading prices of Aerospace common stock and Honeywell common stock after the separation may drop below the trading price of Honeywell common stock before the separation; (5) the loss of synergies and scale from operating as one company, including that we may be unable to obtain certain goods, services, and technologies at prices or on terms as favorable as those Honeywell obtained prior to completion of the separation; (6) the potential inability to realize the anticipated benefits of the separation; (7) the significant amounts of management’s time and effort that the post separation matters and being a new independent company will require, which may divert management’s attention from operating our business; (8) the susceptibility to certain market fluctuations and other adverse events because our business will be less diversified than Honeywell’s business prior to the completion of the separation; (9) the substantial costs incurred in connection with the separation, including accounting, tax, legal and other professional services costs, costs related to retaining and attracting business and operational relationships with customers, suppliers, employees, and other counterparties, recruiting and relocation costs associated with hiring key senior management personnel who are new to Aerospace, tax costs, and costs to separate shared systems and other unforeseen dis-synergy costs; (10) under the terms of the tax matters agreement that we entered into with Honeywell, we are restricted from taking certain actions that could cause the separation or certain related transactions to fail to qualify as tax-free transactions and these restrictions may limit us for a period of time from pursuing certain strategic transactions and equity issuances or engaging in other transactions that might increase the value of our business; and (11) the terms and conditions of the required regulatory authorizations and consents that are granted, if any, may impose requirements, limitations or costs, or place restrictions on the conduct of our business or may materially delay the completion of the separation. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, and cash flows.

In connection with the distribution, we incurred significant debt obligations, and we may incur additional debt obligations in the future, which could adversely affect our business and profitability and our ability to meet other obligations.

In connection with the distribution, Aerospace issued the initial notes in an aggregate principal amount of $16.0 billion. In addition, Aerospace entered into the Credit Facilities in an aggregate committed amount as of the date of the distribution of $4.0 billion, and Aerospace entered into the Commercial Paper Program on June 29, 2026. See “Description of Material Indebtedness.” We may also incur additional indebtedness in the future.

This significant amount of debt could potentially have important consequences to us and our debt and equity investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry;

•	placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt;

•	requiring us to repatriate earnings to the United States, which could cause withholding taxes to be applied, which in turn could increase our effective tax rate; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

Certain of our directors and certain members of management may have actual or potential conflicts of interest because of their financial interests in Honeywell or because of their previous positions with Honeywell.

Certain members of management and directors of Honeywell and Aerospace may own equity interests in both Honeywell and Aerospace. Continuing ownership of Honeywell equity interests could create, or appear to create, potential conflicts of interest when our management and directors face decisions that could have implications for both us and Honeywell. For example, potential conflicts of interest could arise in connection with the resolution of any dispute regarding the terms of the agreements governing the distribution and our relationship with Honeywell following the separation and distribution. These agreements include the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, the intellectual property license agreement, the trademark license agreement, and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or Honeywell may enter into in the future.

We may not be able to engage in desirable capital-raising or strategic transactions due to certain provisions of our tax matters agreement with Honeywell and related tax considerations.

Under current U.S. federal income tax law, a spin-off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its shareowners as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the spun-off corporation. To preserve the tax-free treatment of the separation and the distribution, and in addition to Aerospace’s indemnity obligation described below, the tax matters agreement restricts Aerospace, for the two-year period following the distribution, except in specific circumstances, from: (1) entering into any transaction pursuant to which all or a portion of the shares of Aerospace stock or Aerospace assets would be acquired, whether by merger or otherwise, (2) issuing equity securities beyond certain thresholds, (3) repurchasing shares of Aerospace stock other than in certain open-market transactions, and (4) ceasing to actively conduct certain of its businesses. The tax matters agreement also prohibits Aerospace from taking or failing to take any other action that would prevent the distribution and certain related transactions from qualifying as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Further, the tax matters agreement imposes similar restrictions on Aerospace and its subsidiaries for specified periods following the distribution that are intended to prevent certain transactions undertaken as part of the internal reorganization completed by Honeywell and its subsidiaries as part of the separation, and prior to the completion of the distribution, (the “internal organization”)

from failing to qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Section 355 (or Sections 355 and 368(a)(1)(D)) of the Code or for applicable non-U.S. income tax purposes. These restrictions may limit Aerospace’s ability to pursue certain equity issuances, strategic transactions, repurchases or other transactions that it may otherwise believe to be in the best interests of its shareowners or that might increase the value of its business. For more information, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

In connection with the separation of Aerospace into an independent, publicly traded company, Honeywell and Aerospace indemnified the other party for certain liabilities. If we are required to pay under these indemnities to Honeywell, our financial results could be negatively impacted. Also, the Honeywell indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which Honeywell will be allocated responsibility, and Honeywell may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation agreement and certain other agreements between Honeywell and Aerospace, each party has agreed to indemnify the other party for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Party Transactions.” Certain indemnities that we may be required to provide to Honeywell will not be subject to any cap, may be significant, and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that Honeywell has agreed to retain. The indemnities from Honeywell for our benefit may not be sufficient to protect us against the full amount of such liabilities, and Honeywell may not be able to fully satisfy its indemnification obligations. Any amounts we are required to pay pursuant to such indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business.

Moreover, even if we ultimately succeed in recovering from Honeywell any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations, and financial condition.

Honeywell may fail to perform under various transaction agreements that were executed as part of the separation, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation and prior to the distribution, Aerospace and Honeywell entered into the separation agreement and also entered into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property license agreement, and a trademark license agreement. These agreements, together with the documents and agreements by which the internal reorganization has been effected, determine the allocation of assets and liabilities between the companies following the separation and include any necessary indemnifications related to liabilities and obligations. The transition services agreement provides for the performance of certain services by each company for the benefit of the other for a period of time after the separation. If Honeywell is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses. We are in the process of creating systems and services to replace many of the systems and services that Honeywell currently provides to us. However, we may not be successful in implementing these systems and services in a timely manner or at all, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from Honeywell’s systems to ours.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we are now subject as a standalone publicly traded company following the distribution.

Our financial results previously were included within the consolidated results of Honeywell. We were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we are directly subject to reporting and other obligations under the Exchange Act, including the requirements of

Section 404 of Sarbanes-Oxley Act, which require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems, and procedures, and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to implement appropriate financial and management controls, reporting systems, information technology, and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. There could be a negative reaction in the financial markets due to a loss of investor confidence in the Company and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The terms we received in our agreements with Honeywell could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we entered into with Honeywell in connection with the separation, including the separation agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property license agreement and a trademark license agreement, were prepared in the context of the separation while we were still a wholly owned subsidiary of Honeywell. Accordingly, during the period in which the terms of those agreements were prepared, we did not have a Board of Directors or a management team that was independent of Honeywell. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Certain Relationships and Related Party Transactions.”

If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, including as a result of subsequent acquisitions of our stock or the stock of Honeywell, we, as well as Honeywell and Honeywell’s shareowners, could be subject to significant tax liabilities. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we and Honeywell could be subject to significant tax liabilities. In certain circumstances, we could be required to indemnify Honeywell for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

It was a condition to the distribution that Honeywell receive a written opinion from each of Wachtell, Lipton, Rosen & Katz and Ernst & Young LLP, satisfactory to the Honeywell Board of Directors, regarding the qualification of the distribution, together with certain related transactions, as a reorganization within the meaning of Sections 355 and 368(a)(1)(D) of the Code (the “Tax Opinions”). The Tax Opinions are based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements, and undertakings of Honeywell and Aerospace, including those relating to the past and future conduct of Honeywell and Aerospace. If any of these representations, statements, or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the separation–related agreements and documents or in any documents relating to the Tax Opinions are inaccurate or not complied with by Honeywell or Aerospace or their respective subsidiaries, the Tax Opinions may be invalid or the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the Tax Opinions, the Internal Revenue Service (the “IRS”) could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the Tax Opinions were based are inaccurate or have not been complied with. The Tax Opinions represent the judgment of the relevant advisors and neither is binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the Tax Opinions. Accordingly, notwithstanding receipt by Honeywell of the Tax Opinions, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, we, as well as Honeywell and Honeywell’s shareowners, could be subject to significant U.S. federal income tax liability.

If the distribution were to fail to qualify as a reorganization within the meaning of Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, Honeywell would recognize taxable gain as if it had sold the Aerospace common stock in a taxable sale for its fair market value, and Honeywell shareowners who receive Aerospace common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. Even if the distribution were to otherwise qualify as a reorganization within the meaning of Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to Honeywell (but not its shareowners) under Section 355(e) of the Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in Honeywell or Aerospace. For this purpose, any acquisition of Honeywell or Aerospace shares within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Honeywell and Aerospace may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations).

In addition, as part of the separation and prior to the distribution, Honeywell and its subsidiaries completed the internal reorganization, and Honeywell, Aerospace, and their respective subsidiaries expect to have incurred certain tax costs in connection with the internal reorganization, including non-U.S. tax costs resulting from transactions in non-U.S. jurisdictions, which may be material. With respect to certain transactions undertaken as part of the internal reorganization, Honeywell requested and obtained one or more tax rulings in certain non-U.S. jurisdictions and/or opinions of external advisors, in each case, regarding the tax treatment of such transactions. Such tax rulings and/or opinions are based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Honeywell, Aerospace, or their respective subsidiaries. If any of these representations or statements is, or becomes, inaccurate or incomplete, or if Honeywell, Aerospace, or any of their respective subsidiaries do not fulfill or otherwise comply with any such undertakings or covenants, such tax rulings and/or opinions may be invalid or the conclusions reached therein could be jeopardized. Further, notwithstanding receipt of any such tax rulings and/or opinions, there can be no assurance that the relevant taxing authorities will not assert that the tax treatment of the relevant transactions differs from the conclusions reached in the relevant tax rulings and/or opinions. In the event any such tax rulings and/or opinions cannot be obtained or the relevant taxing authorities prevail with any challenge in respect of any relevant transaction, we and Honeywell could be subject to significant tax liabilities.

Under the tax matters agreement entered into between Honeywell and Aerospace in connection with the separation, we generally would be required to indemnify Honeywell for any taxes resulting from the separation (and any related costs and other damages) to the extent such amounts resulted from (1) an acquisition of all or a portion of the equity securities or assets of Aerospace, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (2) other actions or failures to act by Aerospace or (3) representations, covenants or undertakings of or with respect to Aerospace contained in any of the separation-related agreements and documents or in any documents relating to the Tax Opinions or tax opinions relating to internal restructuring transactions being incorrect or violated. Further, under the tax matters agreement, we generally would be required to indemnify Honeywell for (a) fifty percent of any taxes (and any related costs and other damages) arising as a result of the failure of the distribution and certain related transactions to qualify as a transaction that is generally tax-free or a failure of any internal reorganization transaction that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts did not result from a disqualifying action or failure to act by, or acquisition of equity securities or assets of, Honeywell or Aerospace (or their respective affiliates) and (b) a specified portion of certain taxes (and any related costs and other damages) arising from an adjustment, pursuant to an audit or other tax proceeding, with respect to certain internal reorganization transactions that are not intended to qualify as transactions that are generally tax-free. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

The transfer to us by Honeywell of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits, and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.

The separation agreement provides that certain contracts, permits, and other assets and rights are to be transferred from Honeywell or its subsidiaries to Aerospace or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits, and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and Honeywell are joint beneficiaries of contracts, and we and Honeywell may need the consents of third parties in order to split, separate, replace, novate or replicate the existing contracts or the relevant portion of the existing contracts.

Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of price increases. This could require us to expend additional resources in order to obtain the services or assets previously provided under the contract or require us to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If we do not obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets, and contractual commitments that are intended to be allocated to us as part of our separation from Honeywell, and we may be required to seek alternative arrangements to obtain services and assets which may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively impact our business, financial condition, results of operations, and cash flows.

The closing of the separation may be delayed in certain jurisdictions, or not occur at all, due to local regulatory requirements, which may adversely affect our business, financial condition, and results of operations.

The closing of the transfer of certain assets related to the Aerospace Business in certain jurisdictions may not occur due to local regulatory requirements. If we are unable to obtain required approval of local regulators or otherwise comply with such local regulatory requirements to effect the separation in these jurisdictions, we may be unable to obtain the assets that are intended to be allocated to us as part of our separation from Honeywell. The failure to timely complete the transfer of these local assets could negatively affect our business, financial condition, results of operations, and cash flows.

Restrictions under our intellectual property license and trademark license agreements with Honeywell will limit our ability to develop and commercialize certain products and services and/or prosecute, maintain, and enforce certain intellectual property.

We do not own the “Honeywell” trademark and certain other intellectual property historically used in our business, and any loss of our rights to use specified trademarks or other intellectual property granted to us under our intellectual property license agreement or trademark license agreement with Honeywell could have an adverse effect on our business results, cash flows, financial condition or prospects. Honeywell owns and controls the “Honeywell” brand, and the integrity and strength of the “Honeywell” brand will depend in large part on the efforts and businesses of Honeywell and other licensees of the “Honeywell” brand and how the brand is used, promoted, and protected by them, which will be largely outside of our control. Although our agreements include terms intended to limit consumer confusion, both Honeywell (as owner) and Aerospace (as a licensee) will use the “Honeywell” trademark. Confusion could arise in the market as between the two companies and their respective goods and services, including customer and investor confusion regarding the products offered by, and the actions of, the two companies, such that negative publicity associated with either company could adversely affect the public image of the other, which could negatively affect our business.

We are dependent on Honeywell to prosecute, maintain, and enforce the intellectual property licensed under the intellectual property license agreement and trademark license agreement. For example, Honeywell is responsible for filing, prosecuting, and maintaining (at its discretion) patents that they license to us. Honeywell also has the right to enforce their respective patents, trade secrets, and know-how licensed to us. If Honeywell chooses not to enforce the licensed patents, trade secrets or know-how under the intellectual property license agreement, we may not be able to prevent competitors from making, using, and selling competitive products and services.

In addition, our use of the trademarks licensed to us under the trademark license agreement is restricted to certain fields of use, which could limit our ability to develop and commercialize certain products and services. For example, the licenses granted to us under the trademark license agreement do not, without Honeywell’s consent (which might not be provided in some circumstances), extend to all fields of use that we may in the future decide to enter into or conduct business within. These restrictions may make it less attractive and/or more difficult, time consuming and/or expensive for us to market and commercialize certain new products and services or expand our business, and may result in certain of our products or services being later to market than those of our competitors, or being sold under alternative brands, which may require significant resources and expenses and may affect our ability to attract and retain customers, all of which could have an adverse effect on our business results, cash flows, financial condition, or prospects.

Furthermore, there are certain circumstances under which our trademark license agreement with Honeywell may be terminated. For example, Honeywell may unilaterally terminate our trademark license agreement (1) on the 6th anniversary of the distribution date, in which case Honeywell is obligated to reimburse Aerospace $250 million of the license fees Aerospace paid to Honeywell during the first five years of the license term, or (2) in connection with certain uncured breach events or following a change of control to which Honeywell has not provided prior consent. Termination of the trademark license agreement would eliminate our rights to use the specified trademarks granted to us under this agreement and may require us to negotiate a new or reinstated agreement with less favorable terms or to change our corporate name and certain product names and undergo significant rebranding efforts. These rebranding efforts may require significant resources and expenses and may affect our ability to attract and retain customers, all of which could have an adverse effect on our business results, cash flows, financial condition, or prospects.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and results of operations.

In connection with the separation (including the internal reorganization), Honeywell has undertaken and will undertake several corporate reorganization transactions involving its subsidiaries which, along with the distribution, may be subject to various fraudulent conveyance and transfer laws. If, under these laws, a court were to determine that, at the time of the separation, any entity involved in these reorganization transactions or the separation:

•

(1) was insolvent, was rendered insolvent by reason of the separation, or had remaining assets constituting unreasonably small capital, and (2) received less than fair consideration in exchange for the distribution; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

then the court could void the separation and distribution, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our shareowners to return to Honeywell some or all of the shares of Aerospace common stock issued in the distribution, or require Honeywell or Aerospace, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction whose law is being applied. Generally, however, an entity would be considered insolvent if the fair value of its assets was less than the amount of its liabilities (including the probable amount of contingent liabilities), or if it incurred debt beyond its ability to repay the debt as it matures. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Aerospace was solvent at the time of or after giving effect to the separation.

We may not be able to arrange for the termination or replacement of, and/or the release of Honeywell and its subsidiaries from, all credit support obligations provided by Honeywell and its subsidiaries that remain outstanding.

Honeywell provides us with credit support in certain jurisdictions. To support us in selling products and services globally, Honeywell has entered into and may enter into contracts on behalf of us or issue parent company guarantees or letters of credit. Honeywell also provides similar credit support for some of our non-customer related activities, including procuring letters of credit to backstop certain environmental matters. We have made alternative arrangements and procured our own letters of credit in connection with the separation. The separation agreement requires us to use commercially reasonable efforts to arrange for the termination or replacement of, and the release of Honeywell and its subsidiaries from, all Honeywell credit support obligations. We may not be able to obtain the novation of these obligations to us and/or obtain releases of Honeywell and its subsidiaries. For the obligations that remain outstanding under Honeywell credit support following the separation, we will be required to indemnify Honeywell against any amounts paid arising from such Honeywell credit support. Pursuant to the separation agreement, we will be subject to certain restrictions and covenants with respect to contracts underlying Honeywell credit support obligations for which Honeywell or its subsidiaries may remain liable, including a prohibition on certain amendments. These provisions may restrict us from extending contracts or amending contracts in a manner that increases Honeywell’s obligations under outstanding Honeywell credit support or require us to obtain third-party credit support with respect to such obligations. In each case, these provisions could adversely affect our business.

The commercial and credit environment may adversely affect our access to capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. These conditions may adversely affect our ability to obtain targeted credit ratings.

Risks Related to Our Indebtedness and the Notes

We incurred new indebtedness, including the notes, in connection with the Spin-Off, and our leverage could adversely affect our business, financial condition, cash flows, and results of operations.

As of March 28, 2026, we had approximately $15.8 billion of outstanding long-term indebtedness, as well as $3.0 billion of availability under the Five-Year Credit Agreement and $1.0 billion of availability under the 364-Day Credit Agreement. The Commercial Paper Program is available for general corporate purposes up to an aggregate amount at any time outstanding of $4 billion. We have historically relied upon Honeywell to fund our working capital requirements and other cash requirements. After the Spin-Off, we are not able to rely on the earnings, assets, or cash flow of Honeywell, and Honeywell has not provided funds to finance our working capital or other cash requirements. As a result, after the Spin-Off, we are responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing are different from the historical access to and cost of debt financing under Honeywell. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us. Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings, or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, including secured debt, which could intensify the risks associated with our indebtedness.

We and our subsidiaries may be able to incur substantial indebtedness in the future. Although the terms of the indenture governing the notes and the credit agreement governing the Credit Facilities contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, we may incur substantial additional indebtedness to finance acquisitions, mergers, investments, joint ventures or other expansions of our operations. The restrictions in our debt documents also will not prevent us from incurring obligations that do not constitute indebtedness. As of March 28, 2026, we had approximately $15.8 billion of outstanding long-term indebtedness, as well as $3.0 billion of availability under our Five-Year Credit Agreement and $1.0 billion of availability under our 364-Day Credit Agreement. The covenants under the indenture and the credit agreement governing the Credit Facilities do, and the covenants under any other of our existing or future debt instruments could, allow us to incur a significant amount of additional indebtedness and, subject to certain limitations, such additional indebtedness could be secured. The more leveraged we become, the more we, and in turn our security holders, will be exposed to certain risks described above under “—We incurred new indebtedness, including the notes, in connection with the Spin-Off, and our leverage could adversely affect our business, financial condition, cash flows, and results of operations.”

Ratings of the notes may change and affect the market price and marketability of the notes.

The notes are currently rated by one or more ratings agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with future events, such as regulatory action taken against us or future acquisitions, mergers, investments, joint ventures or other expansions of our operations. Any lowering, suspension or withdrawal of such ratings with respect to a series of notes or the anticipation of such changes may have an adverse effect on the market price or marketability of such notes. In addition, any decline in the ratings of a series of notes may make it more difficult for us to raise capital on acceptable terms.

A lowering or withdrawal of the ratings, outlook, or watch assigned to our new debt by rating agencies may increase our future borrowing costs, reduce our access to capital, and adversely impact our financial performance.

Our indebtedness has an investment-grade credit rating, and any credit rating, outlook, or watch assigned could be lowered or withdrawn entirely by a credit rating agency if, in that credit rating agency’s judgment, current or future circumstances relating to the basis of the credit rating, outlook, or watch such as adverse changes to our business, so warrant. Any future lowering of our credit ratings, outlook, or watch likely would make it more difficult or more expensive for us to obtain additional debt financing at the times or interest rates or upon the more favorable terms and conditions that might be available if our current credit ratings were maintained. Moreover, a reduction in our credit rating to below investment-grade could cause certain customers to reduce or cease to do business with us, which would adversely impact our financial performance.

There is no established trading market for the exchange notes.

Each series of the exchange notes is a new issue of securities for which there is no established trading market. We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, an active trading market for the exchange notes may not develop. If an active trading market does not develop or is not maintained for a series of exchange notes, the market price and liquidity of such exchange notes may be adversely affected. In that case, you may not be able to sell your exchange notes at a particular time or at a favorable price.

We may enter into transactions that could affect our ability to satisfy our obligations under the notes.

Subject to limitations under the indenture governing the notes offered hereby and the Credit Facilities, we could, in the future, enter into certain transactions, including acquisitions, refinancings, or other recapitalizations, that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings in a way that adversely affects the holders of the notes.

An increase in market interest rates could result in a decrease in the market value of the notes.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market prices of the notes. In general, as market interest rates rise, debt securities bearing interest at fixed rates of interest decline in value. Consequently, if you purchase notes bearing interest at fixed rates of interest and market interest rates increase, the market values of those notes may decline. We cannot predict the future level of market interest rates.

Any failure of SOFR to maintain market acceptance could adversely affect the floating rate notes.

According to the Alternative Reference Rates Committee (the “ARRC”), SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to maintain market acceptance could adversely affect the return on and value of the floating rate notes and the price at which investors can sell the floating rate notes in the secondary market.

In addition, if SOFR does not continue to be widely used as a benchmark in securities that are similar or comparable to the floating rate notes, the trading price of the floating rate notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the floating rate notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the floating rate notes may not be able to sell the floating rate notes at all or may not be able to sell the floating rate notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

Compounded SOFR with respect to a particular interest period will only be capable of being determined near the end of the relevant interest period.

The level of Compounded SOFR applicable to a particular interest period and, therefore, the amount of interest payable with respect to such interest period will be determined on the Interest Determination Date (as defined herein) for such interest period. Because each such date is near the end of such interest period, you will not know the amount of interest payable with respect to a particular interest period until shortly prior to the related interest payment date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such interest payment date. In addition, some investors may be unwilling or unable to trade the floating rate notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the floating rate notes.

The SOFR Index may be modified or discontinued and the floating rate notes may bear interest by reference to a rate other than Compounded SOFR, which could adversely affect the value of the floating rate notes.

The SOFR Index is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time. There can be no guarantee that the SOFR Index will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the floating rate notes. If the manner in which the SOFR Index is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the floating rate notes and the trading prices of the floating rate notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR Index or SOFR data in its sole discretion and without notice. The interest rate for any interest period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.

If we or our designee determines that a Benchmark Transition Event (as defined herein) and its related Benchmark Replacement Date (as defined herein) have occurred in respect of the SOFR Index, then the interest rate on the floating rate notes will no longer be determined by reference to the SOFR Index, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under “Description of Notes—Interest and Principal—Floating Rate Notes—Compounded SOFR.”

If a particular Benchmark Replacement (as defined herein) or Benchmark Replacement Adjustment (as defined herein) cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (as defined herein), such as the ARRC, (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, us or our designee. In addition, the terms of the floating rate notes expressly authorize us or our designee to make Benchmark Replacement Conforming Changes (as defined herein) with respect to, among other things, changes to the definition of “interest period,” the timing and frequency of determining rates and making payments of interest, the rounding of amounts or tenors and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the floating rate notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the floating rate notes in connection with a Benchmark Transition Event, could adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which you can sell such floating rate notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement may not be the same as those of Compounded SOFR, the Benchmark Replacement may not be the economic equivalent of Compounded SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as Compounded

SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for Compounded SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which you can sell the floating rate notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the floating rate notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for floating rate notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

We or our designee will make certain determinations with respect to the floating rate notes, which determinations may adversely affect the floating rate notes.

We or our designee will make certain determinations with respect to the floating rate notes as further described under “Description of Notes.” For example, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, we or our designee will make certain determinations with respect to the floating rate notes in our or our designee’s sole discretion as further described under “Description of Notes—Interest and Principal—Floating Rate Notes—Compounded SOFR.” Any determination, decision or election pursuant to the benchmark replacement provisions not made by our designee will be made by us. Any of these determinations may adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which you can sell such floating rate notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which you can sell such floating rate notes. For further information regarding these types of determinations, see “Description of Notes—Interest and Principal—Floating Rate Notes—Compounded SOFR.”

Risks Related to the Exchange Offers

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offers, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of the exchange offers may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offers—Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences.”

Some persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute “forward-looking statements” that involve risks and uncertainties. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “anticipates,” “believes,” “could,” “expects,” “forecasts,” “intends,” “goals,” “expectations,” “plans,” “prospects,” “estimates,” “projects,” “targets,” “anticipates,” “will,” “may,” “should,” “guidance,” “outlook,” “confident,” and other words of similar meaning in connection with a discussion of future operating or financial performance or the separation. Any forward-looking statement in this prospectus speaks only as of the date on which it is made. All forward-looking statements involve risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such risks, uncertainties, and other factors include, without limitation:

•	our ability to successfully develop new technologies and introduce new products;

•	changes in the price and availability of raw materials that we use to produce our products;

•	global climate change and related regulations and changes in customer demand;

•	economic, political, regulatory, foreign exchange, and other risks of international operations;

•	the impact of tariffs or other restrictions on foreign imports;

•	our ability to compete successfully in the markets in which we operate;

•	concentrations of our credit, counterparty and market risk;

•	our ability to successfully execute or effectively integrate acquisitions;

•	our joint ventures and strategic co-development partnerships;

•	our ability to recruit and retain qualified personnel;

•	potential material environmental liabilities;

•	the impact of potential cybersecurity attacks, data privacy breaches, and other operational disruptions;

•	increasing stakeholder interest in public company performance, disclosure, and goal-setting with respect to ESG matters;

•	our lack of operating history as an independent, publicly traded company and unreliability of historical combined financial information as an indicator of our future results;

•	risks relating to our ability to achieve the expected benefits of the separation;

•	a determination by the IRS or other tax authorities that the distribution or certain related transactions should be treated as taxable transactions;

•	the possibility that any consents or approvals required in connection with the separation will not be received or obtained within the expected time frame, on the expected terms or at all;

•	financing transactions undertaken or expected to be undertaken in connection with the separation and risks associated with additional indebtedness;

•

the risk that incremental costs of operating on a standalone basis (including the loss of synergies), costs of restructuring transactions and other costs incurred in connection with the separation will exceed our estimates;

•	adverse outcomes of litigation matters and government and other proceedings; and

•

the impact of the separation on our businesses and the risk that the separation may be more difficult, time-consuming or costly than expected, including the impact on our resources, systems, procedures, and controls, diversion of management’s attention and the impact on relationships with customers, suppliers, employees, and other business counterparties.

The above list of factors is not exhaustive or necessarily in order of importance. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the discussions under “Risk Factors” in this prospectus. Any forward-looking statement speaks only as of the date on which it is made, Aerospace assumes no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making the exchange offers solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount. The initial notes surrendered in exchange for the exchange notes will be retired and cancelled and, as a result, the issuance of the exchange notes will not result in any increase in our indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 28, 2026, on a historical basis and on a pro forma basis, to give effect to the separation and distribution and the transactions related to the separation and distribution as further described under “Unaudited Pro Forma Combined Financial Information,” as if they occurred on March 28, 2026. The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation and distribution been completed as of March 28, 2026. In addition, the information below may not necessarily reflect what our cash and cash equivalents and capitalization may be in the future. The table below should be read in conjunction with “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Combined Financial Statements and notes thereto included elsewhere in this prospectus.

As of March 28, 2026 (dollars in millions, except per share amounts)	Historical	Pro Forma
Cash
Cash and cash equivalents(1)	$989	$1,000

Capitalization:
Indebtedness
Long-term debt	15,846	15,846

Total indebtedness	15,846	15,846

Equity
Common stock, par value $0.01	—	3
Additional paid-in capital	—	(3,390)
Net Parent investment	(5,447)	—
Accumulated other comprehensive loss	(171)	(171)

Total (deficit) equity attributable to Aerospace	(5,618)	(3,558)
Noncontrolling interest	104	104

Total (deficit) equity	(5,514)	(3,454)

Total capitalization	$10,332	$12,392

(1)

Reflects pro forma cash and cash equivalents as of March 28, 2026. The amount of cash and cash equivalents actually held by Aerospace after giving effect to the separation and distribution, and any Aerospace cash distribution to Honeywell will also depend upon each of Aerospace’s and Honeywell’s cash flow prior to the distribution and any adjustments to effect the desired capital structure and capital allocation strategy of each of Aerospace and Honeywell.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following Unaudited Pro Forma Combined Financial Statements consist of the Unaudited Pro Forma Combined Statements of Operations for the three months ended March 28, 2026 and year ended December 31, 2025, and the Unaudited Pro Forma Combined Balance Sheet as of March 28, 2026, which were derived from our Combined Financial Statements included elsewhere in this prospectus. The Combined Financial Statements were prepared on a carve-out basis from Honeywell International Inc.’s consolidated financial statements which are not included in this prospectus. All significant pro forma adjustments and their underlying assumptions are described more fully in the Notes to the Unaudited Pro Forma Combined Financial Statements, which you should read in conjunction with such Unaudited Pro Forma Combined Financial Statements.

The Unaudited Pro Forma Combined Statements of Operations give effect to the Pro Forma Transactions as if they had occurred on January 1, 2025, the first day of fiscal 2025. The Unaudited Pro Forma Combined Balance Sheet gives effect to the Pro Forma Transactions as if they had occurred on March 28, 2026, our latest balance sheet date. References in this section and in the following Unaudited Pro Forma Combined Financial Statements and the Company’s Combined Financial Statements and Notes thereto included in this prospectus to “Honeywell” shall mean Honeywell International Inc. and references to the “Company” or “Aerospace” refer to the Aerospace Business.

The Unaudited Pro Forma Combined Financial Statements include certain transaction accounting adjustments that reflect the accounting for transactions in accordance with GAAP and autonomous entity adjustments that reflect certain incremental expenses or other charges necessary, if any, to present fairly our Unaudited Pro Forma Combined Statement of Operations and Unaudited Pro Forma Combined Balance Sheet as of and for the period indicated as if the Company was a separate standalone entity. The following Unaudited Pro Forma Combined Financial Statements illustrate the effects of the following transactions (collectively, the “Pro Forma Transactions”):

•

the transfer and/or contractual allocation to Aerospace pursuant to the separation agreement, tax matters agreement and employee matters agreement of certain residual corporate and other shared assets and liabilities that were not included in the historical Combined Financial Statements;

•

the impact of the transition services agreement and other transaction related agreements between Aerospace and Honeywell and the provisions contained therein (see “Certain Relationships and Related Party Transactions”);

•

the issuance of an aggregate principal amount of $16.0 billion of the initial notes, outstanding at a weighted average interest rate of 4.95%. For additional information, see “Description of Material Indebtedness”;

•	the effect of our anticipated post-separation capital structure, including (i) the issuance of approximately 316,826,559 shares, and (ii) a cash balance of approximately $1.0 billion;

•	transaction and incremental income and costs expected to be incurred as an autonomous entity and specifically related to the separation; and

•	other adjustments described in the Notes to the Unaudited Pro Forma Combined Financial Statements.

The Unaudited Pro Forma Combined Financial Statements have been prepared to include transaction accounting (including the impact of changes to our legal entity structure in anticipation of the separation), autonomous entity and management adjustments to reflect the financial condition and results of operations as if we were a standalone entity. Transaction adjustments have been presented to show the impact and associated cost as a direct result of the legal separation from Honeywell, including the establishment of Aerospace’s expected capital structure and funding at the time of separation, and the tax matters agreement. Autonomous entity adjustments have been presented to show the impact of items such as the transition services agreement, lease arrangements with third parties and Honeywell and certain incremental costs expected to be incurred as an autonomous entity. In addition, the Unaudited Pro Forma Combined Financial Statements include a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. Actual future costs incurred may differ from these estimates.

The Unaudited Pro Forma Combined Financial Statements were prepared in accordance with Article 11 of Regulation S-X, as amended. The Unaudited Pro Forma Combined Financial Statements are subject to the assumptions and adjustments described in the accompanying Notes. The Pro Forma Transactions are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change.

The Unaudited Pro Forma Combined Financial Statements have been presented for informational purposes only. The Unaudited Pro Forma Information is not necessarily indicative of our results of operations or financial condition had the separation and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance or financial position as a separate public company. The historical Combined Financial Statements have been derived from Honeywell’s historical accounting records and include certain corporate overhead and other shared costs which have been allocated to the Company. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Honeywell during the periods or on the dates presented. See Note 1 Business Overview and Basis of Presentation and Note 3 Related Party Transactions to the Combined Financial Statements and the unaudited Condensed Combined Financial Statements included elsewhere in this prospectus for further information on the allocation of corporate and other shared costs. The following Unaudited Pro Forma Combined Financial Statements should be read in conjunction with our Combined Financial Statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the unaudited Condensed Combined Financial Statements and accompanying notes included elsewhere in this prospectus.

The Pro Forma Combined Statements of Operations shown below should be read in conjunction with the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Certain Relationships and Related Party Transactions” as well as the audited combined financial statements and the unaudited condensed combined financial statements, and the corresponding notes included elsewhere in this prospectus. For factors that could cause actual results to differ materially from those presented in the Pro Forma Combined Statements of Operations, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 28, 2026 (in millions, except per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Product sales	$2,422	$—		$—		$2,422
Service sales	1,930	—		—		1,930

Net sales	4,352	—		—		4,352
Costs, expenses and other
Cost of products sold	1,832	—		—		1,832
Cost of services sold	890	—		—		890

Total cost of products and services sold	2,722	—		—		2,722
Research and development expenses	187	—		—		187
Selling, general and administrative expenses	564	—		64	(m), (o), (p)	628
Other expense (income), net	50	(84)	(c)	—		(34)
Interest and other financial charges	29	174	(b)	—		203

Total costs, expenses and other	3,552	90		64		3,706

Income before taxes	800	(90)		(64)		646
Income tax expense (benefit)	158	(9)	(i)	(15)	(q)	134

Net income	642	(81)		(49)		512

Less: Net income attributable to noncontrolling interest	8	—		—		8

Net income attributable to Aerospace	$634	$(81)		$(49)		$504

Earnings per share:
Basic					(l)	$1.59
Diluted					(l)	$1.59
Weight average common shares outstanding:
Basic					(l)	316.8
Diluted					(l)	316.8

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025 (in millions, except per share amounts)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Product sales	$9,985	$—		$—		$9,985
Service sales	7,419	—		—		7,419

Net sales	17,404	—		—		17,404
Costs, expenses and other
Cost of products sold	7,550	—		—		7,550
Cost of services sold	3,791	—		—		3,791

Total cost of products and services sold	11,341	—		—		11,341
Research and development expenses	677	—		—		677
Selling, general and administrative expenses	1,670	174	(c), (g)	285	(m), (o), (p)	2,129
Other expense (income), net	367	(288)	(c), (g)	(17)	(m)	62
Interest and other financial charges	—	839	(b)	—		839

Total costs, expenses and other	14,055	725		268		15,048

Income before taxes	3,349	(725)		(268)		2,356
Income tax expense (benefit)	627	(26)	(i)	(60)	(q)	541

Net income	2,722	(699)		(208)		1,815

Less: Net income attributable to noncontrolling interest	35	—		—		35

Net income attributable to Aerospace	$2,687	$(699)		$(208)		$1,780

Earnings per share:
Basic					(l)	$5.62
Diluted					(l)	$5.62
Weight average common shares outstanding:
Basic					(l)	316.8
Diluted					(l)	316.8

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

March 28, 2026 (in millions)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$989	$11	(a), (f), (h)	$—		$1,000
Accounts receivable, less allowance of $33	2,218	(51)	(f)	—		2,167
Inventories	4,443	—		—		4,443
Current contract assets	1,455	—		—		1,455
Other current assets	336	—		—		336

Total current assets	9,441	(40)		—		9,401
Property, plant and equipment, net	2,179	—		—		2,179
Goodwill	3,023	—		—		3,023
Other intangible assets, net	2,187	72	(d)	—		2,259
Deferred tax assets	385	(328)	(j)	—		57
Other assets	1,645	2,735	(c), (d)	64	(n)	4,444

Total assets	$18,860	$2,439		$64		$21,363

LIABILITIES
Current liabilities:
Accounts payable	$2,634	$—		$—		$2,634
Current contract liabilities	1,575	—		—		1,575
Accrued liabilities	1,652	(62)	(d), (f)	14	(n)	1,604

Total current liabilities	5,861	(62)		14		5,813

Long-term debt	15,846	—		—		15,846
Deferred tax liabilities	—	734	(j)	—		734
Contract liabilities	1,099	—		—		1,099
Other liabilities	1,568	(293)	(d), (j), (k)	50	(n)	1,325

Total liabilities	24,374	379		64		24,817

EQUITY
Common stock, par value $0.01	—	3	(e)	—		3
Additional paid-in-capital	—	(3,390)	(e), (h)	—		(3,390)
Net Parent investment	(5,447)	5,447	(e)	—		—
Accumulated other comprehensive loss	(171)	—		—		(171)

Total (deficit) equity attributable to Aerospace	(5,618)	2,060		—		(3,558)
Noncontrolling interest	104	—		—		104

Total (deficit) equity	(5,514)	2,060		—		(3,454)

Total liabilities and (deficit) equity	$18,860	$2,439		$64		$21,363

See accompanying Notes to the Unaudited Pro Forma Combined Financial Statements.

Note 1. Notes to the Unaudited Pro Forma Combined Financial Statements

Transaction Accounting Adjustments

(a)

Reflects an adjustment to pro forma cash of $31 million in alignment with the anticipated cash balance of approximately $1.0 billion, after giving effect to the net cash impact of the related party settlements described in note (f).

(b)	Reflects adjustments for the interest expense on the aggregate principal amount of $16.0 billion of the initial notes issued by Honeywell Aerospace Inc. on March 16, 2026.

The table below summarizes adjustments to Interest and other financial charges:

(in millions)	Three Months Ended March 28, 2026	Year Ended December 31, 2025
Interest expense on total debt	$169	$818
Amortization of debt issuance costs	5	21

Total pro forma adjustment to Interest and other financial charges	$174	$839

A 0.125% variance in the assumed interest rate on the floating rate indebtedness would change interest expense by $0.2 million and $0.6 million for the three months ended March 28, 2026, and for the year ended December 31, 2025, respectively.

(c)

Reflects the impact of our assumption of certain pension assets and liabilities for employees who are eligible for benefits under the U.S. defined benefit pension plan that was previously sponsored by Honeywell. For these employees, we are sponsoring a defined benefit pension plan after the separation with terms and benefits consistent with the Honeywell plans. As of March 28, 2026, the total net pension asset to be contributed to us amounted to $2,727 million in Other assets of the Unaudited Pro Forma Combined Balance Sheet.

The Unaudited Pro Forma Combined Statements of Operations reflect no incremental service costs for the three months ended March 28, 2026, and an incremental $3 million in Selling, general and administrative expenses for the year ended December 31, 2025. This adjustment also reflects the net effect of interest costs and expected return on plan assets of $84 million and $328 million for the defined benefit pension plan in Other expense (income), net for the three months ended March 28, 2026 and for the year ended December 31, 2025, respectively.

(d)

Reflects the impact of assets and liabilities that were historically shared with other Honeywell businesses but were transferred to Aerospace prior to or concurrent with the separation. Generally, the shared assets and liabilities within these Honeywell entities to be transferred to Aerospace relate to corporate overhead including information technology assets, certain operational support assets and employee-related liabilities. The table below summarizes the adjustments to the assets and liabilities.

(in millions)	As of March 28, 2026
Other intangible assets, net	$72
Other assets	8
Accrued liabilities	(9)
Other liabilities	(35)

Net assets transferred to Aerospace	$36

(e)

Reflects the reclassification of Honeywell’s net investment in the Company, which was recorded in Net Parent investment, to Additional paid-in capital and Common stock to reflect the assumed issuance of 316,826,559 shares of our common stock at a par value of $0.01 per share, pursuant to the separation and distribution agreement, immediately prior to the separation. The number of outstanding shares of our common stock is based on the number of shares of Honeywell common stock outstanding on March 28, 2026 and a distribution ratio of one share of our common stock for every two shares of Honeywell common stock.

(f)	Reflects an adjustment to settle $51 million of related party receivables due from Honeywell and $71 million of related party payables due to Honeywell in connection with the separation.

(g)

Reflects an adjustment for the year ended December 31, 2025 for estimated transaction costs related to professional advisory services and other transaction related costs we expect to incur associated with the separation of $211 million, of which $171 million is in Selling, general and administrative expenses and $40 million is in Other expense (income), net. All transaction costs incurred in 2025, and for the three months ended March 28, 2026 related to the separation are included in the historical Combined Financial Statements. The pro forma adjustments for the year ended December 31, 2025 include estimates for additional charges we expect to incur between April 1, 2026 and the distribution date. Actual amounts may differ from these estimates. These costs are not expected to recur beyond 12 months after the separation.

(h)	The table below summarizes the adjustments to Additional paid-in capital:

(in millions)	As of March 28, 2026
Cash distribution from Honeywell(a)	$31
Defined benefit pension(c)	2,727
Net assets transferred to Aerospace(d)	36
Net Parent investment(e)	(5,447)
Aerospace common stock issuance(e)	(3)
Deferred taxes(j)	(734)

Total pro forma adjustment to Additional paid-in-capital	$(3,390)

(i)

Reflects $9 million and $119 million of income tax benefit related to the income tax impact of the transaction accounting pro forma adjustments for the three months ended March 28, 2026 and for the year ended December 31, 2025, respectively. This adjustment was primarily calculated by applying the statutory tax rates in the respective jurisdictions to each of the pre-tax transaction pro forma adjustments and taxable limitation provisions of the tax law. The amount for the year ended December 31, 2025, also includes $93 million of tax costs expected to be incurred in 2026 related to the internal reorganization transactions. The tax impact of these transactions is based on estimated amounts that may change.

(j)

Reflects a reduction of $328 million in Deferred tax assets and increase of $670 million in Deferred tax liabilities. This adjustment includes $664 million deferred tax effects of the pro forma adjustments at the applicable statutory income tax rates. Additionally, there is a $334 million adjustment to derecognize deferred tax balances related to capitalized research and development that existed as a result of using the separate return method but will not exist in Aerospace’s financial statements following the separation. This adjustment also reflects a reclassification of $66 million from Other liabilities to Deferred tax liabilities.

(k)

Pursuant to the updated tax matters agreement, the tax indemnification will cover only certain pre-separation tax liabilities that exceed a specified dollar amount. As such, Honeywell Aerospace will derecognize any liability for unrecognized tax benefits that is less than the specified dollar amount. This adjustment reflects the derecognition of $262 million of liabilities and was recorded as a credit to net parent investment.

(l)

Pro forma basic and diluted earnings per share and pro forma weighted-average basic shares outstanding for the three months ended March 28, 2026 and the year ended December 31, 2025 reflect the number of shares of Aerospace common stock which are expected to be outstanding upon completion of the separation (see note (e) above). The actual dilutive effect following the completion of the separation will depend on various factors, including the impact of Honeywell and Aerospace equity-based compensation arrangements. We cannot estimate the dilutive effects at this time.

Autonomous Entity Adjustments

(m)

Reflects the effect of the transition services agreement and the associated reverse transition services agreement Aerospace entered into with Honeywell, as described in “Certain Relationships and Related Party Transactions.” The expenses related to services to be provided to Aerospace by Honeywell of $3 million and $40 million are in Selling, general and administrative expenses for the three months ended March 28, 2026 and the year ended December 31, 2025, respectively, and the income related to services to be provided to Honeywell by Aerospace of $17 million is in Other expense (income), net for the year ended December 31, 2025. Actual incremental costs that will be incurred will depend on the continuing assessment of resource needs for Aerospace to operate as a standalone company.

(n)

Reflects the net impact of lease arrangements with third parties and sub-lease arrangements with Honeywell that were entered into prior to the separation, as described in “Certain Relationships and Related Party Transactions.” There is no impact to the Unaudited Pro Forma Combined Statement of Operations as the lease expense is expected to be materially consistent with facilities charges included in our historical Combined Financial Statements. This adjustment also includes the operating lease right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term. The pro forma adjustment related to our leases is reflected in the Unaudited Pro Forma Combined Balance Sheet as of March 28, 2026, as follows:

	As of March 28, 2026
(in millions)	Other assets	Accrued liabilities	Other liabilities
Operating leases	$64	$14	$50

(o)

Reflects the net impact of new compensation agreements for new and existing executives of Aerospace, as described in “Compensation Discussion and Analysis.” This adjustment of $5 million and $20 million in Selling, general and administrative expenses is related to an increase in salary and bonuses of $4 million and $16 million, and stock-based compensation of $1 million and $4 million for the three months ended March 28, 2026 and the year ended December 31, 2025, respectively.

(p)

Reflects the impact of the trademark license agreement as described in “Certain Relationships and Related Party Transactions” of $56 million and $225 million within Selling, general and administrative expenses for the three months ended March 28, 2026 and the year ended December 31, 2025, respectively. Under the trademark license agreement, Aerospace will receive a field-limited license (subject to certain termination scenarios) to use the “Honeywell” trademark as part of “Honeywell Aerospace” and certain other trademarks, and will pay Honeywell an aggregate amount of $1.125 billion over a period of less than five years, with an initial payment of $18.75 million due within 5 days of the distribution date followed by 59 equal monthly payments of $18.75 million.

(q)

Reflects $15 million and $60 million of tax benefit related to the tax impacts of the autonomous entity pro forma adjustments for the three months ended March 28, 2026 and for the year ended December 31, 2025, respectively. This adjustment was primarily calculated by applying the statutory tax rates in the respective jurisdictions to each of the pre-tax pro forma adjustments and taxable limitation provisions of the tax law.

Management Adjustments

We elected to present management adjustments to the Unaudited Pro Forma Combined Financial Statements and included adjustments necessary for a fair statement of such information.

Following the separation, we expect to incur incremental costs as a standalone entity in certain of our corporate functions (e.g., IT, finance, and legal, among others) as well as certain operational functions (e.g., procurement and supply chain, among others). We received the benefit of economies of scale as a business unit within Honeywell’s overall centralized model; however, in establishing these independent corporate and support functions, the expenses may be higher than the prior shared allocation.

As a standalone public company, we expect to incur certain costs in addition to those incurred pursuant to the transition services agreement as described in note (m) and other transaction and autonomous entity adjustments noted above. This includes ongoing costs required to operate new functions required for a public company, such as external reporting, internal audit, treasury, investor relations, board of directors and officers, stock administration, and expanding the services of existing functions such as information technology, finance, supply chain, human resources, legal, tax, facilities, branding, security, government relations, community outreach, and insurance. We estimate that we would have incurred approximately $27 million and $68 million of incremental expenses for the three months ended March 28, 2026 and for the year ended December 31, 2025, respectively, if the separation had occurred on January 1, 2025.

These management adjustments are reflective of the dis-synergies that we expect as a standalone public company. We estimated these dis-synergies by assessing the resources and associated recurring costs that each function (e.g., finance, IT, human resources, etc.) will require to stand up and operate Aerospace as a standalone public company.

The additional expenses have been estimated based on assumptions that our management believes are reasonable. However, actual additional costs that will be incurred could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third party vendors, and strategic decisions made in areas such as selling and marketing, R&D, IT, and infrastructure. In addition, adverse effects and limitations including those discussed in the section entitled “Risk Factors” to this document may impact actual costs incurred. We may also decide to increase or reduce resources or invest more heavily in certain areas in the future, which may differentiate the management adjustments even further from actual costs incurred in the future.

The management adjustments presented below are incremental to the autonomous entity pro forma adjustments. Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the transaction. If we decide to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of our future decisions and will not be included in the management adjustments below.

The tax effect has been determined by applying the applicable statutory tax rates to the aforementioned adjustments for the period presented. These management adjustments include forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” for additional details.

The table below sets forth the management adjustments for the three months ended March 28, 2026:

(in millions, except per share amounts)	Net income	Basic and diluted earnings per share	Basic and diluted weighted average shares
Unaudited pro forma combined net income(1)	$512
Net income attributable to noncontrolling interest(1)	8

Unaudited pro forma combined net income attributable to Aerospace(1)	$504	$1.59	316.8
Management adjustments	27
Income tax expense (benefit)	(6)

Unaudited pro forma combined net income attributable to Aerospace after Management adjustments	$483	$1.52	316.8

(1)	As shown in the Unaudited Pro Forma Combined Statement of Operations.

The table below sets forth the management adjustments for the year ended December 31, 2025:

(in millions, except per share amounts)	Net income	Basic and diluted earnings per share	Basic and diluted weighted average shares
Unaudited pro forma combined net income(1)	$1,815
Net income attributable to noncontrolling interest(1)	35

Unaudited pro forma combined net income attributable to Aerospace(1)	$1,780	$5.62	316.8
Management adjustments	68
Income tax expense (benefit)	(16)

Unaudited pro forma combined net income attributable to Aerospace after Management adjustments	$1,728	$5.45	316.8

(1)	As shown in the Unaudited Pro Forma Combined Statement of Operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in tables and graphs in millions)

This section should be read in conjunction with the audited Combined Financial Statements and related Notes, and the unaudited Condensed Combined Financial Statements and related Notes, included in this prospectus, as well as the information contained in the sections of this prospectus titled “Unaudited Pro Forma Combined Financial Information” and “Business.” The section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements. See the sections of the prospectus titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of uncertainties, risks, and assumptions associated with these forward-looking statements that could cause future results to differ materially from those reflected in this section. The financial information discussed below and included in this prospectus may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations, and cash flows may be in the future.

OVERVIEW

Business Overview

We are a leading global tier-1 aerospace and defense supplier of mission critical systems and technologies that enable the production, maintenance, and safe operation of aerospace and defense platforms. Our systems and technologies support original equipment manufacturer (“OEM”), government, defense prime contractors, and aircraft operator customers across the Commercial Air Transport, Business Aviation, and Defense and Space end markets. Our comprehensive portfolio of market leading systems and technologies are organized into the following segments: Electronic Solutions (“ES”), Engines & Power Systems (“E&PS”), and Control Systems (“CS”). As of March 28, 2026, we employed approximately 36,000 people across more than 90 engineering, manufacturing, and maintenance, repair and overhaul (“MRO”) facilities globally. The total employee count excludes approximately 20,000 employees of the Sandia National Laboratories (Sandia) and Kansas City National Security Campus (KCNSC) Department of Energy facilities. Honeywell manages these facilities as a contract operator and does not establish or control their human resource policies.

Our proud heritage includes over a century of safe and reliable performance and continuous innovation across every major era of flight. Since inventing the world’s first autopilot in 1914, we repeatedly introduced category-defining technologies including the first commercial auxiliary power units (“APUs”) in the 1950s, the Ground Proximity Warning System in the 1970s, integrated digital cockpits in the 1990s, combined power and thermal management in the 2000s, electromechanical control actuation in the 2010s and, most recently, the first automated runway safety system that we expect to be transformative for flight operations. Over time, we leveraged our flight heritage to grow in attractive defense markets where our systems and technologies have been mission critical to U.S. national security and NASA missions for decades. Our long track record, deep industry experience and cutting-edge technology are the reasons many customers, including the largest and most discerning companies across the Commercial Air Transport, Business Aviation, and Defense and Space end markets, consistently turn to us to deliver advanced systems that power and protect their platforms.

Separation from Honeywell

On February 6, 2025, Honeywell announced its intention to separate its Aerospace Business from its Automation Business. The separation occurred on June 29, 2026 through a pro rata distribution to the Honeywell shareowners of 100% of the shares of common stock of Honeywell Aerospace Inc. (“Aerospace”), which was originally formed as a limited liability company to hold Honeywell’s Aerospace Business and was converted into a corporation prior to the separation.

Relationship with Honeywell

The Combined Financial Statements included in this prospectus are derived from Honeywell’s historical accounting records and presented on a standalone basis as if the Aerospace operations had been conducted independently from Honeywell. The Combined Financial Statements are prepared in accordance with GAAP and Honeywell’s historical accounting policies, by aggregating financial information from the components of Aerospace and Honeywell’s accounting records directly attributable to Aerospace.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the Honeywell corporate level but are specifically identifiable or otherwise attributable to Aerospace. Honeywell provides certain services, such as legal, accounting, information technology, human resources, and other infrastructure support, on behalf of Aerospace. Aerospace and Honeywell consider allocations of these costs to be a reasonable reflection of the benefits received by Aerospace. However, the financial information presented in the Combined Financial Statements may not reflect the combined financial position, operating results, and cash flows of Aerospace had Aerospace been a separate standalone entity during the periods presented. Actual costs that would have been incurred if Aerospace had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. We consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by Aerospace during the periods presented.

Prior to the distribution, Honeywell and Aerospace entered into the separation agreement. In connection with the separation, Aerospace entered into various other agreements to effect the separation and to provide a framework for our relationship with Honeywell after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property license agreement, and a trademark license agreement. See “Certain Relationships and Related Party Transactions.” We generally expect to be able to utilize Honeywell’s services for a transitional period following the separation before we replace these services over time with services supplied either internally or by third parties. The expenses for the services may vary from the historical costs directly billed and allocated to us for the same services.

We expect to incur certain costs in connection with our establishment as a standalone public company (the “separation-related costs”). The separation-related costs include one-time and non-recurring expenses associated with the separation and stand up of functions required to operate as a standalone public entity. These non-recurring costs primarily relate to system implementation costs, business and facilities separation, applicable employee-related costs, evolution of our brand, and other matters. The separation-related costs are expected to continue through at least fiscal year 2027. Additionally, we will incur increased costs as a result of becoming an independent, publicly traded company, primarily from establishing or expanding the corporate support for our businesses, including IT, human resources, treasury, tax, internal audit, risk management, stock-based compensation programs, accounting and financial reporting, investor relations, governance, legal, procurement, and other services. See “Unaudited Pro Forma Combined Financial Information” for additional details.

For additional information about the separation, see “Certain Relationships and Related Party Transactions—Agreements with Honeywell and Aerospace.”

Macroeconomic Conditions

We continue to monitor macroeconomic and geopolitical developments that remain elevated, including armed conflict in the Middle East and its effects on global energy markets and maritime shipping, ongoing trade policy uncertainty following judicial and regulatory developments affecting U.S. tariff authorities, and evolving inflationary pressures. Global growth projections moderated, and tariffs imposed during 2025 and 2026, together with new trade investigations and ongoing negotiations, contributed to heightened volatility. Elevated energy prices, tariff pass-through effects, and financial market uncertainty continue to contribute to supply chain vulnerabilities and pricing fluctuations. We remain proactive in our collaboration with suppliers to minimize shortages and mitigate supply chain and price volatility.

Mitigation strategies remain crucial to meet customer demand in this evolving environment. Our mitigation strategies include supply chain simplification, continued alignment to local supply sources, digital solutions for identifying and managing shortages, pricing actions and dual source strategies, longer-term planning for constrained materials, supply tracking tools, direct engagement with key suppliers, and new supplier development. Strong relationships with strategic primary and secondary suppliers allow us to collaborate to reliably source key components and raw materials, develop new products, commit our resources to assist certain suppliers, and at times, alter designs of existing products. We believe these mitigation strategies enable us to reduce supply risk, foster new product innovation, and expand our market presence. Additionally, due to the stringent quality controls and product qualification we perform on any new or enhanced product, these mitigation strategies have not impacted, and we do not expect them to impact, product quality or reliability.

To date, our strategies helped minimize our exposure to these conditions. However, if we are not successful in sustaining or executing these strategies, these macroeconomic conditions could have a material adverse effect on our combined results of operations, cash flows, or financial condition.

RESULTS OF OPERATIONS

Condensed Combined Financial Results

$6,000
$4,000
$2,000
$0
$4,352
$4,074
$2,722
$2,551
$187
$167
$564
$365
$634
$777
Net Sales
Cost of Products and Services Sold
Research and Development Expenses
Selling, General and Administrative Expenses
Net Income Attributable to Aerospace
Q1 2026
Q1 2025

Net Sales by Segment

Total Segment Profit/Segment Adjusted EBIT

$1,500
$1,000
$500
$0
$1,095
$327
$281
$510
($23)
Q1 2026 Segment Profit / Segment Adjusted EBIT
$1,040
$447
$193
$410
($10)
Q1 2025 Segment Profit / Segment Adjusted EBIT
Control Systems
Engines & Power Systems
Electronic Solutions
Corporate and All Other

COMBINED OPERATING RESULTS

Net Sales

The following table sets forth the factors contributing to year-over-year changes in our Net sales for the three months ended March 28, 2026 and March 29, 2025:

Three Months Ended
Change in net sales from prior period	March 28, 2026 vs. March 29, 2025
Organic(1)	6%
Foreign currency translation	1%
Acquisitions	—%
Other	—%

Total % change in Net sales	7%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Organic sales growth.

A discussion of Net sales by reportable segment can be found under the “Segment Results” section within this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

Net sales increased due to higher organic sales of $155 million in Commercial Aftermarket within E&PS and higher organic sales of $111 million in Defense and Space within ES, both driven by increased demand.

Cost of Products and Services Sold

$3,000
$2,000
$1,000
$0
$2,722
$2,551
37%
37%
Q1 2026
Q1 2025
Cost of products and services sold
Gross margin as a percentage of Net sales

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

Cost of products and services sold increased due to direct and indirect material costs and labor costs of $171 million. Gross margin percentage remained flat at 37%.

Research and Development Expenses

$200
$100
$0
$187
$167
4%
4%
Q1 2026
Q1 2025
Research and development expenses
Research and development expenses as a percentage of Net sales

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

Research and development expenses increased compared to the three months ended March 29, 2025, but remained flat at 4% as a percentage of Net sales.

A summary of our research and development costs for three months ended March 28, 2026, and March 29, 2025 is as follows:

	Three Months Ended
	March 28, 2026	March 29, 2025
Company funded research and development expenses	$187	$167
Customer-sponsored research and development(1)	266	267

Total research and development costs	$453	$434

(1)

Includes expenditures on customer programs with significant engineering performance obligations and the amortization of deferred customer funded nonrecurring engineering and development activities included in Cost of products and services sold in the Condensed Combined Statements of Operations.

Selling, General and Administrative Expenses

$600
$400
$200
$0
$564
$365
13%
9%
Q1 2026
Q1 2025
Selling, general and administrative expenses
Selling, general and administrative expenses as a percentage of Net sales

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

Selling, general and administrative expenses increased due to transaction costs incurred in 2026, including $158 million of professional advisory fees and bonuses in connection with the separation and distribution, and further increased an incremental $41 million due to higher labor costs.

Other Expense, Net

Other expense, net primarily includes the following:

	Three Months Ended
	March 28, 2026	March 29, 2025
Environmental expenses	$19	$71
Transaction costs	35	—
Equity income of affiliated companies	(6)	(5)
Other expense (income), net	2	(8)

Total Other expense, net	$50	$58

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

Other expense, net decreased by $8 million for the three months ended March 28, 2026 due to lower environmental expenses of $52 million, partially offset by higher transaction costs of $35 million related to the separation and distribution. See Note 15 Commitments and Contingencies of the Notes to the Condensed Combined Financial Statements for a discussion of the environmental matters.

Interest and Other Financial Charges

$40
$30
$20
$10
$0
$29
$0
Q1 2026
Q1 2025
Interest and other financial charges

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

Interest and other financial charges increased due to interest expense of $29 million related to the private note offering of $16.0 billion of the initial notes in connection with the separation. See Note 9 Debt and Credit Agreements of the Notes to the Condensed Combined Financial Statements for further information.

Income Tax Expense

$200
$150
$100
$50
$0
$158
$147
19.8%
15.5%
Q1 2026
Q1 2025
Tax Expense
Effective Tax Rate

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

The effective tax rate for the three months ended March 28, 2026 increased compared to the effective tax rate for the three months ended March 29, 2025, primarily due to incremental tax expense associated with reserves for ongoing examinations.

Combined Financial Results

$20,000
$15,000
$10,000
$5,000
$0
$17,404
$15,445
$13,790
$11,341
$9,943
$8,507
$677
$567
$506
$1,670
$1,426
$1,213
$2,687
$2,817
$2,886
Net Sales
Cost of Products and Services Sold
Research and Development Expenses
Selling, General and Administrative Expenses
Net Income Attributable to Aerospace
2025
2024
2023

Net Sales by Segment

Total Segment Profit/Segment Adjusted EBIT

COMBINED OPERATING RESULTS

Net Sales

The following table sets forth the factors contributing to year-over-year changes in our Net sales for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,
Change in net sales from prior period	2025 vs. 2024	2024 vs. 2023
Organic(1)	12%	10%
Foreign currency translation	—%	—%
Acquisitions	3%	2%
Other(2)	(2)%	—%

Total % change in Net sales	13%	12%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Organic sales growth.
(2)	Includes fourth quarter 2025 Flexjet-related litigation matters considered to be unusual, infrequent, and not indicative of the Company’s ongoing performance.

A discussion of Net sales by reportable segment can be found under the “Segment Results” section within this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

2025 compared with 2024

Net sales increased due to higher Defense and Space organic sales of $345 million and $226 million in ES and E&PS, respectively, and higher Commercial Aftermarket organic sales of $433 million and $278 million in CS and E&PS, respectively, both related to increased demand and shipments. Additionally, Net sales increased due to higher Commercial Original Equipment organic sales of $486 million in E&PS, related to higher sales volumes from increased demand from airframers. The acquisitions of CAES Systems Holdings LLC (“CAES”) and Civitanavi Systems S.p.A. contributed $485 million of inorganic sales in 2025. Beginning September 2025, the results of CAES and Civitanavi Systems S.p.A. are considered organic.

During the fourth quarter of 2025, we recorded charges for the settlement negotiations with Flexjet and the other parties to related litigation matters. Based on negotiations as of December 31, 2025, Net sales and Segment profit for E&PS in 2025 decreased by $312 million and $373 million, respectively. Refer to Note 18 Commitments and Contingencies of Notes to the Combined Financial Statements for further information regarding the Flexjet-related litigation matters.

During the fourth quarter of 2024, we entered into a strategic agreement with Bombardier to provide advanced technology for current and future Bombardier aircraft in avionics, propulsion, and satellite communications technologies. Net sales for E&PS in 2024 were reduced by $372 million because the strategic transaction with Bombardier provided for certain payments to be made by the Company to Bombardier which are not allocable to platforms that are recoverable via future sales directly to Bombardier.

2024 compared with 2023

Net sales increased due to higher Defense and Space organic sales of $337 million, $300 million, and $101 million in ES, CS, and E&PS, respectively, driven by increased demand and shipments. Additionally, Net sales increased due to higher Commercial Aftermarket organic sales of $336 million, $270 million, and $237 million in E&PS, ES and CS, respectively, driven by higher sales volumes from increased flight hours. The acquisitions of CAES and Civitanavi Systems S.p.A. contributed $332 million of inorganic sales in 2024. Additionally, Net sales and Segment profit for 2024 decreased by approximately $372 million due to the Bombardier agreement.

Cost of Products and Services Sold

2025 compared with 2024

Cost of products and services sold increased due to higher sales volumes of $953 million, incremental costs from recent acquisitions of $339 million, and incremental costs of $61 million related to the fourth quarter 2025 Flexjet-related litigation matters. Gross margin percentage decreased by 1%. Refer to Note 18 Commitments and Contingencies of Notes to the Combined Financial Statements for further information regarding the Flexjet-related litigation matters.

2024 compared with 2023

Cost of products and services sold increased due to higher direct and indirect material costs and labor costs of $1,214 million and incremental costs from recent acquisitions of $222 million. Gross margin percentage decreased by 3%.

Research and Development Expenses

2025 compared with 2024

Research and development expenses increased compared to 2024 but remained relatively flat at 4% as a percentage of Net sales.

2024 compared with 2023

Research and development expenses increased compared to 2023 but remained relatively flat at 4% as a percentage of Net sales.

A summary of our research and development costs for the years ended December 31, 2025, 2024, and 2023 is as follows:

	Years Ended December 31,
	2025	2024	2023
Company funded research and development expenses	$677	$567	$506
Customer-sponsored research and development(1)	1,074	1,105	1,145

Total research and development costs	$1,751	$1,672	$1,651

(1)

Includes expenditures on customer programs with significant engineering performance obligations and the amortization of deferred customer funded nonrecurring engineering and development activities included in Cost of products and services sold in the Combined Statements of Operations.

Selling, General and Administrative Expenses

2025 compared with 2024

Selling, general and administrative expenses increased due to higher labor costs of $161 million and incremental costs from acquisitions of $69 million.

2024 compared with 2023

Selling, general and administrative expenses increased due to higher labor costs of $98 million, higher overhead allocations from Honeywell of $77 million, and incremental costs from acquisitions of $38 million.

Other Expense, Net

Other expense, net primarily includes the following:

	Years Ended December 31,
	2025	2024	2023
Environmental expenses	$324	$183	$157
Transaction costs	123	—	—
Equity income of affiliated companies	(24)	(27)	(46)
Other (income) expense, net	(56)	(15)	(18)

Total Other expense, net	$367	$141	$93

2025 compared with 2024

Other expense, net increased by $226 million for the year ended December 31, 2025, driven by certain higher environmental remediation expenses of $181 million relating to an increase in estimated future environmental liabilities, offset by a $40 million decrease in other remediation expenses. Additionally, Other expense, net increased due to transaction costs in 2025 related to the separation and distribution, consisting of professional advisory services of $123 million. See Note 18 Commitments and Contingencies of the Notes to the Combined Financial Statements for a discussion of the environmental matters.

2024 compared with 2023

Other expense, net increased by $48 million for the year ended December 31, 2024, driven by increased environmental remediation expenses of $26 million due to increased legal fee accruals and remediation work carried out on sites. See Note 18 Commitments and Contingencies of the Notes to the Combined Financial Statements for a discussion of the environmental matters.

Income Tax Expense

2025 compared with 2024

The effective tax rate in 2025 increased compared to 2024 primarily due to a decrease in the foreign-derived intangible income tax benefit (150 basis points), nondeductible transaction costs (130 basis points), and frictional tax costs (80 basis points) in advance of the separation and distribution.

2024 compared with 2023

The effective tax rate in 2024 decreased compared to 2023 primarily due to increased benefits from stock-based compensation.

See Note 7 Income Taxes of the Notes to the Combined Financial Statements for additional information on the effective tax rate.

SEGMENT RESULTS

We manage and report our operating results through three reportable segments: Electronic Solutions, Engines & Power Systems, and Control Systems. The remainder of our operations are presented in Corporate and All Other, which is not a reportable business segment.

Electronic Solutions

The following table sets forth the operating results for our ES segment for three months ended March 28, 2026 and March 29, 2025:

	Three Months Ended
	March 28, 2026	March 29, 2025
Net sales	$1,741	$1,550
Segment profit/Segment Adjusted EBIT(1)	510	410
Segment profit margin/Segment Adjusted EBIT margin(1)	29%	26%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Segment Adjusted EBIT and Segment Adjusted EBIT margin.

The following table sets forth the factors contributing to year-over-year changes in our ES segment’s Net sales for the three months ended March 28, 2026, and March 29, 2025:

Three Months Ended
March 28, 2026 vs March 29, 2025
Organic(1)	12%
Foreign currency translation	—%
Acquisitions	—%
Other	—%

Total % change in Net sales	12%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Organic sales growth

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

ES Net sales increased due to higher organic sales of $111 million in Defense and Space and higher organic sales of $99 million in Commercial Original Equipment, both driven by higher sales volumes.

Segment profit and Segment Adjusted EBIT increased by $100 million or 24% and Segment profit margin and Segment Adjusted EBIT margin increased 3% for the three months ended March 28, 2026.

Engines & Power Systems

The following table sets forth the operating results for our E&PS segment for three months ended March 28, 2026, and March 29, 2025:

	Three Months Ended
	March 28, 2026	March 29, 2025
Net sales	$1,420	$1,274
Segment profit/Segment Adjusted EBIT(1)	281	193
Segment profit margin/Segment Adjusted EBIT margin(1)	20%	15%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Segment Adjusted EBIT and Segment Adjusted EBIT margin

The following table sets forth the factors contributing to year-over-year changes in our E&PS segment’s Net sales for three months ended March 28, 2026, and March 29, 2025:

Three Months Ended
March 28, 2026 vs March 29, 2025
Organic(1)	11%
Foreign currency translation	—%
Acquisitions	—%
Other	—%

Total % change in Net sales	11%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Organic sales growth.

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

E&PS Net sales increased due to higher organic sales of $155 million related to increased demand from installed base in Commercial Aftermarket.

Segment profit and Segment Adjusted EBIT increased by $88 million or 46% and Segment profit margin and Segment Adjusted EBIT margin increased 5% for the three months ended March 28, 2026.

Control Systems

The following table sets forth the operating results for our CS segment for three months ended March 28, 2026 and March 29, 2025:

	Three Months Ended
	March 28, 2026	March 29, 2025
Net sales	$1,191	$1,250
Segment profit/Segment Adjusted EBIT(1)	327	447
Segment profit margin/Segment Adjusted EBIT margin(1)	27%	36%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Segment Adjusted EBIT and Segment Adjusted EBIT margin.

The following table sets forth the factors contributing to year-over-year changes in our CS segment’s Net sales for three months ended March 28, 2026, and March 29, 2025:

Three Months Ended
March 28, 2026 vs March 29, 2025
Organic(1)	(5)%
Foreign currency translation	—%
Acquisitions	—%
Other	—%

Total % change in Net sales	(5)%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Organic sales growth.

For the three months ended March 28, 2026 compared with the three months ended March 29, 2025

CS Net sales decreased due to lower organic sales of $59 million driven by decreased sales volumes relating to Commercial Original Equipment.

Segment profit and Segment Adjusted EBIT decreased by $120 million or 27% and Segment profit margin and Segment Adjusted EBIT margin decreased 9% for the three months ended March 28, 2026.

Electronic Solutions

The following table sets forth the operating results for our ES segment for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,
	2025	2024	2023
Net sales	$6,816	$6,025	$5,098
Segment profit/Segment Adjusted EBIT(1)	1,988	1,912	1,580
Segment profit margin/Segment Adjusted EBIT margin(1)	29%	32%	31%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Segment Adjusted EBIT and Segment Adjusted EBIT margin.

The following table sets forth the factors contributing to year-over-year changes in our ES segment’s Net sales for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,
	2025 vs. 2024	2024 vs. 2023
Organic(1)	5%	11%
Foreign currency translation	—%	—%
Acquisitions	8%	7%
Other	—%	—%

Total % change in Net sales	13%	18%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Organic sales growth.

2025 compared with 2024

ES Net sales increased due to higher organic sales of $345 million driven by increased demand and shipments relating to Defense and Space. Additionally, the acquisitions of CAES and Civitanavi Systems S.p.A. contributed $485 million to 2025 inorganic Net sales. Beginning September 2025, the results of CAES and Civitanavi Systems S.p.A. are considered organic.

Segment profit and Segment Adjusted EBIT increased by $76 million or 4% and Segment profit margin and Segment Adjusted EBIT margin decreased 3% for the year ended December 31, 2025.

2024 compared with 2023

ES Net sales increased due to higher organic sales of $337 million driven by increased demand and shipments relating to Defense and Space, and higher organic sales of $270 million driven by higher sales volumes in Commercial Aftermarket from increased flight hours. Additionally, the acquisitions of CAES and Civitanavi Systems S.p.A. contributed $332 million to 2024 sales.

Segment profit and Segment Adjusted EBIT increased by $332 million or 21% and Segment profit margin and Segment Adjusted EBIT margin remained relatively flat at 32% for the year ended December 31, 2024.

Engines & Power Systems

The following table sets forth the operating results for our E&PS segment for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,
	2025	2024	2023
Net sales	$5,411	$4,731	$4,595
Segment profit	691	692	1,021
Segment profit margin	13%	15%	22%
Segment Adjusted EBIT(1)	1,064	692	1,021
Segment Adjusted EBIT margin(1)	19%	15%	22%

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Segment Adjusted EBIT and Segment Adjusted EBIT margin. Segment Adjusted EBIT margin for E&PS is based on sales adjusted for the impact of the Flexjet-related litigation settlement which reduced Net sales by $312 million in the fourth quarter of 2025.

The following table sets forth the factors contributing to year-over-year changes in our E&PS segment’s Net sales for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,
	2025 vs. 2024	2024 vs. 2023
Organic(1)	21%	3%
Foreign currency translation	—%	—%
Acquisitions	—%	—%
Other(2)	(7)%	—%

Total % change in Net sales	14%	3%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Organic sales growth.
(2)	Includes the fourth quarter 2025 Flexjet-related litigation matters considered to be unusual, infrequent, and not indicative of the Company’s ongoing performance.

2025 compared with 2024

E&PS Net sales increased due to higher organic sales of $486 million driven by higher sales volumes from Commercial Original Equipment and higher organic sales of $278 million and $226 million related to Commercial Aftermarket and Defense and Space, respectively, driven by increased demand and shipments. The increase was offset by a reduction of Net sales in the fourth quarter of 2025 by $312 million in the Commercial Aftermarket related to the Flexjet-related litigation matters.

Segment profit remained relatively flat at $691 million and Segment profit margin decreased by 2% for the year ended December 31, 2025. Segment Adjusted EBIT increased by $372 million or 54% and Segment Adjusted EBIT margin increased 4% for the year ended December 31, 2025.

2024 compared with 2023

E&PS Net sales increased due to higher organic sales of $336 million driven by higher sales volumes in Commercial Aftermarket from increased flight hours, and higher organic sales of $101 million and $73 million driven by increased demand and shipments relating to Defense and Space and Commercial Original Equipment, respectively. The increase was offset by a reduction in Net sales and Segment Adjusted EBIT of $372 million due to the Bombardier agreement.

Segment profit and Segment Adjusted EBIT decreased by $329 million or 32% and Segment profit margin and Segment Adjusted EBIT margin decreased 7% for the year ended December 31, 2024.

Control Systems

The following table sets forth the operating results for our CS segment for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,
	2025	2024	2023
Net sales	$5,177	$4,689	$4,097
Segment profit/Segment Adjusted EBIT(1)	1,523	1,226	1,267
Segment profit margin/Segment Adjusted EBIT margin(1)	29%	26%	31%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Segment Adjusted EBIT and Segment Adjusted EBIT margin.

The following table sets forth the factors contributing to year-over-year changes in our CS segment’s Net sales for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,
	2025 vs. 2024	2024 vs. 2023
Organic(1)	10%	14%
Foreign currency translation	—%	—%
Acquisitions	—%	—%
Other	—%	—%

Total % change in Net sales	10%	14%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Organic sales growth.

2025 compared with 2024

CS Net sales increased due to higher organic sales of $433 million driven by increased demand and shipments relating to Commercial Aftermarket.

Segment profit and Segment Adjusted EBIT increased by $297 million or 24% and Segment profit margin and Segment Adjusted EBIT margin increased 3% for the year ended December 31, 2025.

2024 compared with 2023

CS Net sales increased due to higher organic sales of $300 million driven by increased demand and shipments relating to Defense and Space, and higher organic sales of $237 million driven by higher sales volumes in Commercial Aftermarket from increased flight hours.

Segment profit and Segment Adjusted EBIT decreased by $41 million or 3% and Segment profit margin and Segment Adjusted EBIT margin decreased 5% for the year ended December 31, 2024.

Corporate and All Other

Corporate and All Other primarily includes unallocated corporate costs and is not a separate reportable business segment as segment reporting criteria is not met. We monitor the activities in Corporate and All Other to determine the need for further reportable business segment disaggregation.

NON-GAAP FINANCIAL MEASURES

We use non-GAAP financial measures to supplement the financial measures prepared in accordance with GAAP. These include (1) Organic sales growth, (2) Total segment profit, (3) Adjusted EBIT, (4) Adjusted EBIT margin, (5) Segment Adjusted EBIT, (6) Segment Adjusted EBIT margin, and (7) Free cash flow.

Below are definitions and reconciliations of certain non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP. Management believes that, when considered together with reported amounts, these measures are useful to investors and management in understanding our ongoing operations and in the analysis of ongoing operating trends. Management believes these non-GAAP financial measures provide investors with a more meaningful measure of its performance period to period, align the measures to how management evaluates performance internally, and make it easier for investors to compare our performance to peers. These measures should be considered in addition to, and not as replacements for, the most directly comparable GAAP measure. The non-GAAP financial measures we use are as follows:

•

Organic sales growth: We define organic sales growth as the change in reported Net sales relative to the comparable period, excluding the impact on sales from foreign currency translation and acquisitions, net of divestitures, for the first 12 months following the transaction date, and other items that are unusual and non-recurring in nature (e.g., impact of comprehensive settlement related to Flexjet litigation). We believe this measure is useful to investors and management in understanding our ongoing operations and in analysis of ongoing operating trends.

•

Total segment profit: We define Total segment profit as Net income, excluding taxes, interest, amortization of acquisition-related intangibles, stock compensation expense, environmental remediation expense, pension income (expense), repositioning and other charges, transaction costs, expenses associated with the Honeywell trademark license, and other items within Other expense, net. We believe this measure is useful to investors as it provides greater transparency with respect to supplemental information used by management in its financial and operational decision making, as well as understanding ongoing operating trends.

•

Adjusted EBIT and Adjusted EBIT margin: We define Adjusted EBIT as Net income excluding taxes, interest, amortization of acquisition-related intangibles, stock compensation expense, environmental remediation expense, pension income (expense), repositioning and other charges, transaction costs, expenses associated with the Honeywell trademark license, other items within Other expense, net, and other items that are unusual or non-recurring in nature, including but not limited to impairment charges and litigation charges (e.g., comprehensive settlement related to Flexjet litigation). We define Adjusted EBIT margin as Adjusted EBIT divided by Net sales adjusted for the impact of the Flexjet-related litigation settlement. We believe these measures are useful to investors as they provide greater transparency with respect to supplemental information used by management in its financial and operational decision making, as well as understanding ongoing operating trends.

•

Segment Adjusted EBIT and Segment Adjusted EBIT margin: We define Segment Adjusted EBIT as Income before taxes excluding interest, amortization of acquisition-related intangibles, stock compensation expense, environmental remediation expense, pension income (expense), repositioning and other charges, transaction costs, expenses associated with the Honeywell trademark license, other items within Other expense, net, and other items that are otherwise of an unusual or non-recurring in nature, including but not limited to impairment charges and litigation charges (e.g., comprehensive settlement related to Flexjet litigation). We define Segment Adjusted EBIT margin as Segment Adjusted EBIT divided by Net sales adjusted for the impact of the Flexjet-related litigation settlement. We believe these measures are useful to investors as they provide greater transparency with respect to supplemental information used by management in its financial and operational decision making, as well as understanding ongoing operating trends.

•

Free cash flow: We define Free cash flow as cash provided by operating activities (a measure prescribed by GAAP) less capital expenditures and excluding the cash payments for settlement of Flexjet-related litigation matters. We believe that this supplemental non-GAAP information is useful to assist management and the investment community in analyzing the company’s ability to generate cash flow.

	Three Months Ended
	March 28, 2026		March 29, 2025
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
Net income	$642	15%	$786	19%
Income tax expense	158	4%	147	4%
Amortization of acquisition-related intangibles(1)	22	—%	17	—%
Stock compensation expense(2)	25	1%	24	1%
Environmental remediation expense(3)	22	—%	81	2%
Transaction costs(4)	193	4%	—	—%
Interest and other financial charges	29	1%	—	—%
Other, net(5)	4	—%	(15)	—%

Total segment profit/Segment Adjusted EBIT	$1,095	25%	$1,040	26%

(1)	Amounts included in Cost of products and services sold and Selling, general and administrative.
(2)	Amounts included in Selling, general and administrative expenses.
(3)	Amounts included in Cost of products and services sold and Other expense, net.
(4)	Amounts included in Selling, general and administrative expenses and Other expense, net.
(5)	Amounts include pension (income) expense and repositioning and other charges.

	Three Months Ended March 28, 2026
	Electronic Solutions		Engines & Power Systems		Control Systems
	Amount	Margin %	Amount	Margin %	Amount	Margin %
Segment profit/Segment Adjusted EBIT	$510	29%	$281	20%	$327	27%

	Three Months Ended March 29, 2025
	Electronic Solutions		Engines & Power Systems		Control Systems
	Amount	Margin %	Amount	Margin %	Amount	Margin %
Segment profit/Segment Adjusted EBIT	$410	26%	$193	15%	$447	36%

	Three Months Ended
	March 28, 2026	March 29, 2025
Net cash (used for) provided by operating activities	$(225)	$277
Capital expenditures	(137)	(101)
Flexjet-related litigation settlement(1)	377	—

Free cash flow	$15	$176

(1)

Litigation matter considered unusual, infrequent, and not indicative of future performance. Refer to Note 15 Commitments and Contingencies of Notes to the Condensed Combined Financial Statements for further information regarding the 2025 Flexjet-related litigation matters.

	Years Ended December 31,
	2025		2024		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
Net income	$2,722	16%	$2,849	18%	$2,914	21%
Income tax expense	627	3%	519	3%	557	4%
Amortization of acquisition-related intangibles(1)	52	—%	34	—%	17	—%
Stock compensation expense(2)	83	—%	74	—%	73	1%
Environmental remediation expense(3)	389	2%	235	3%	204	2%
Transaction costs(4)	269	2%	—	—%	—	—%
Other, net(5)	(57)	—%	(3)	—%	10	—%

Total segment profit	$4,085	23%	$3,708	24%	$3,775	28%

Flexjet-related litigation settlement(6)	373	2%	—	—%	—	—%

Adjusted EBIT(7)	$4,458	25%	$3,708	24%	$3,775	28%

(1)	Amounts included in Cost of products and services sold and Selling, general and administrative.
(2)	Amounts included in Selling, general and administrative expenses.
(3)	Amounts included in Cost of products and services sold and Other expense, net.
(4)	Amounts included in Selling, general and administrative expenses and Other expense, net.
(5)	Amounts include interest and other financial charges, pension (income) expense and repositioning and other charges.
(6)

Amounts included in Net sales and Cost of services sold. Refer to Note 18 Commitments and Contingencies of Notes to the Combined Financial Statements for further information regarding the fourth quarter 2025 Flexjet-related litigation matters.

(7)	Adjusted EBIT margin is based on Net sales adjusted for the impact of the Flexjet-related litigation settlement which reduced Net sales by $312 million in the fourth quarter of 2025.

	Year Ended December 31, 2025
	Electronic Solutions		Engines & Power Systems		Control Systems
	Amount	Margin %	Amount	Margin %	Amount	Margin %
Segment profit	$1,988	29%	$691	13%	$1,523	29%
Flexjet-related litigation settlement(1)	—	—	373	6%	—	—

Segment Adjusted EBIT(2)	$1,988	29%	$1,064	19%	$1,523	29%

(1)

Litigation matter considered unusual, infrequent, and not indicative of future performance. Amounts included in Net sales and Cost of services sold. Refer to Note 18 Commitments and Contingencies of Notes to the Combined Financial Statements for further information regarding the fourth quarter 2025 Flexjet-related litigation matters.

(2)	Segment Adjusted EBIT margin for E&PS is based on Net sales adjusted for the impact of the Flexjet-related litigation settlement which reduced Net sales by $312 million in the fourth quarter of 2025.

	Year Ended December 31, 2024
	Electronic Solutions		Engines & Power Systems		Control Systems
	Amount	Margin %	Amount	Margin %	Amount	Margin %
Segment profit	$1,912	32%	$692	15%	$1,226	26%

Flexjet-related litigation settlement(1)	—	—%	—	—%	—	—%

Segment Adjusted EBIT	$1,912	32%	$692	15%	$1,226	26%

(1)

Litigation matter considered unusual, infrequent, and not indicative of future performance. Amounts included in Net sales and Cost of services sold. Refer to Note 18 Commitments and Contingencies of Notes to the Combined Financial Statements for further information regarding the Flexjet-related litigation matters.

	Year Ended December 31, 2023
	Electronic Solutions		Engines & Power Systems		Control Systems
	Amount	Margin %	Amount	Margin %	Amount	Margin %
Segment profit	$1,580	31%	$1,021	22%	$1,267	31%

Flexjet-related litigation settlement(1)	—	—%	—	—%	—	—%

Segment Adjusted EBIT	$1,580	31%	$1,021	22%	$1,267	31%

(1)

Litigation matter considered unusual, infrequent, and not indicative of future performance. Amounts included in Net sales and Cost of services sold. Refer to Note 18 Commitments and Contingencies of Notes to the Combined Financial Statements for further information regarding the Flexjet-related litigation matters.

	Years Ended December 31,
	2025	2024	2023
Net cash provided by operating activities	$3,705	$2,538	$2,984
Capital expenditures	(504)	(488)	(387)
Flexjet-related litigation settlement(1)	59	—	—

Free cash flow	$3,260	$2,050	$2,597

(1)

Litigation matter considered unusual, infrequent, and not indicative of future performance. Refer to Note 18 Commitments and Contingencies of Notes to the Combined Financial Statements for further information regarding the fourth quarter 2025 Flexjet-related litigation matters.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Historical Liquidity

We historically generated positive net operating cash flows.

As part of Honeywell, Aerospace was dependent upon Honeywell for its working capital and financing requirements. Honeywell uses a centralized approach to cash management and financing of its operations. Accordingly, a substantial portion of the Aerospace Business’ cash accounts were regularly cleared to Honeywell at Honeywell’s discretion, and Honeywell funded its operating and investing activities as needed. This arrangement is not reflective of the manner in which the Aerospace Business would have financed its operations had it been a standalone business separate from Honeywell during the periods presented. Transfers of cash between Honeywell and the Aerospace Business have been included within Net transfers from (to) Parent in the Combined Statements of Cash Flows and the Combined Statements of Equity included elsewhere in this prospectus.

In conjunction with the separation, we are evaluating our liquidity needs, in light of our operations, growth initiatives, and capital resources. We expect to further evaluate our liquidity needs, capital structure, and sources of capital on a standalone basis, and expect to enter into future borrowings.

Future Sources of Liquidity

Following the separation, our capital structure and sources of liquidity have changed from our historical capital structure because we are no longer part of Honeywell’s centralized treasury management and centralized funding programs. Our ability to fund our operating needs will depend on our ability to continue to generate positive cash flows from operations, and on our ability to obtain debt financing on acceptable terms or to issue additional equity or equity-linked securities not anticipated at this time or reflected in this prospectus. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, will provide (i) adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we incurred in connection with the separation, (ii) adequate liquidity to fund capital expenditures and (iii) flexibility to meet investment opportunities, including acquisitions, that may arise. However, there can be no assurance that we will be able to obtain additional debt or equity financing on acceptable terms in the future.

In connection with the distribution, Aerospace issued the initial notes in an aggregate principal amount of $16.0 billion. In addition, Aerospace entered into a 364-day senior unsecured revolving credit facility and a five-year senior unsecured revolving credit facility, together in an aggregate committed amount as of the date of distribution of $4.0 billion, and entered into the Commercial Paper Program on June 29, 2026. The undrawn portion of the Credit Facilities will serve as a backup facility for the issuance of the Commercial Paper Program.

Aerospace expects to use proceeds from the Credit Facilities and the Commercial Paper Program for general corporate purposes. Aerospace used $9.1 billion of the net proceeds from the senior unsecured notes to make a cash distribution to Honeywell as partial consideration for the contribution of assets by Honeywell to Aerospace in connection with the distribution, and retained the balance to pay fees and expenses related to the separation, the distribution, and/or the debt transactions, and/or for general corporate purposes.

We expect to utilize our cash flows to continue to invest in our business, growth strategies, people, and the communities in which we operate, as well as to service and repay our indebtedness over time.

Cash Flow Summary

Our cash flow information for three months ended March 28, 2026 and March 29, 2025 is as follows:

	Three Months Ended
	March 28, 2026	March 29, 2025
Net cash (used for) provided by operating activities	$(225)	$277
Net cash used for investing activities	(142)	(108)
Net cash provided by (used for) financing activities	1,147	17

Operating

Net cash used for operating activities increased $502 million for the three months ended March 28, 2026 compared to March 29, 2025. The increase in net cash used for operating activities is attributable to an increase in working capital outflows over the prior period, driven by the Flexjet litigation settlement payments of $377 million and lower net income. These were partially offset by a favorable impact on working capital driven by factoring activities related to Accounts receivable.

Investing

Net cash used for investing activities increased $34 million for the three months ended March 28, 2026 compared to March 29, 2025. The increase in net cash used for investing activities was primarily attributable to capital expenditures.

Financing

Net cash provided by financing activities increased $1.1 billion for the three months ended March 28, 2026 compared to March 29, 2025, primarily due to net proceeds from the issuance of senior unsecured notes in connection with the separation of $15.8 billion, partially offset by net transfers to Honeywell of $14.8 billion.

Our cash flow information for the years ended December 31, 2025, 2024, and 2023 is as follows:

	Years Ended December 31,
	2025	2024	2023
Net cash provided by operating activities	$3,705	$2,538	$2,984
Net cash used for investing activities	(525)	(2,599)	(443)
Net cash (used for) provided by financing activities	(3,245)	164	(2,520)

Operating

Net cash provided by operating activities increased $1.2 billion for the year ended December 31, 2025 compared to the same period in 2024. The increase in net cash provided by operating activities is attributable to a decrease in working capital outflows over the prior period, partially offset by a decrease in Net income. The lower working capital outflows were driven by Contract liabilities due to timing of customer advances and increased revenue deferrals, along with improved inventory management over the prior period.

Net cash provided by operating activities decreased $446 million for the year ended December 31, 2024 compared to the same period in 2023. The decrease in net cash provided by operating activities is attributable to lower Net income and an increase in working capital outflows over the prior period to support higher organic sales. The working capital outflows were primarily driven by changes in Accounts receivable, Contract assets, Accounts payable due to timing of payments, and an increase in customer-related intangible assets as a result of the Bombardier agreement. These were partially offset by an increase in Other liabilities primarily driven by customer incentives.

Included within cash provided by operating activities are actions taken by the Company to reduce concentrations of credit and impact the timing of certain cash receipts by selling receivables to third parties or transactions directly with customers having a similar economic effect. Compared to the prior year, the total of such actions increased cash provided by operating activities by $68 million for the year ended December 31, 2025, and decreased cash provided by operating activities by $227 million and $182 million for the years ended December 31, 2024 and 2023, respectively.

Investing

Net cash used for investing activities decreased $2.1 billion for the year ended December 31, 2025 compared to the same period in 2024. The decrease in net cash used for investing activities was primarily attributable to the acquisitions of CAES and Civitanavi Systems S.p.A. in 2024 for aggregate consideration of $2.1 billion.

Net cash used for investing activities increased $2.2 billion for the year ended December 31, 2024 compared to the same period in 2023. The increase in net cash used for investing activities was primarily attributable to the acquisitions of CAES and Civitanavi Systems S.p.A.

Financing

Net cash provided by financing activities decreased $3.4 billion for the year ended December 31, 2025 compared to the same period in 2024 primarily due to an increase in net transfers to Honeywell. The prior year included net transfers from Honeywell related to the funding for the CAES Systems Holdings LLC and Civitanavi Systems S.p.A. acquisitions.

Net cash provided by financing activities increased $2.7 billion for the year ended December 31, 2024 compared to the same period in 2023 primarily due to an increase in net transfers from Honeywell related to the funding for the CAES and Civitanavi Systems S.p.A. acquisitions.

Cash and Cash Requirements

Summary

As of March 28, 2026 and December 31, 2025, our cash and cash equivalents totaled $989 million and $213 million, respectively. Our ability to generate positive cash flows from operations is dependent on general economic conditions and the competitive environment in our industry, and is subject to the business and other risk factors described in the section of this prospectus titled “Risk Factors.” If we are unable to generate sufficient cash flows from operations or otherwise comply with the terms of any external borrowings, we may be required to seek additional financing alternatives.

We continually assess the relative strength of each business in our portfolio as to strategic fit, industry position, profit, and cash flow contribution in order to identify target investment and acquisition opportunities in order to upgrade our combined portfolio. We identify acquisition candidates that will further our strategic plan and strengthen our existing core businesses. During the year ended December 31, 2024, we acquired CAES for total consideration of $1.9 billion, net of cash acquired, and Civitanavi Systems S.p.A. for total consideration of $200 million, net of cash acquired.

Immediately following the separation, we anticipate our cash balance will be approximately $1.0 billion. We believe that we have sufficient liquidity based on our current cash position, cash flows from operations, and expected future financing, to meet our expected payments related to our material cash requirements for at least the next 12 months.

Cash and Cash Equivalents Held by Foreign Subsidiaries

Cash and cash equivalents held by Aerospace’s foreign subsidiaries were $223 million and $209 million as of March 28, 2026 and December 31, 2025.

Material Cash Requirements from Contractual and Other Obligations

In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table and discussion outlines our material obligations as of December 31, 2025 on an undiscounted basis, with projected cash payments in the years shown:

	Total	2026	2027-2028	2029-2030	Thereafter
Purchase obligations(1)	$1,028	$619	$401	$7	$1
Operating lease obligations(2)	328	45	85	59	139
Estimated environmental liability payments(3)	823	174	269	181	199
Total contractual obligations	$2,179	$838	$755	$247	$339

(1)	Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements.
(2)

Commitments under operating leases primarily relate to leasehold properties, automobiles, and other equipment. See Note 12 Leases of the Notes to the Combined Financial Statements for additional information.

(3)	The payment amounts in the table only reflect the environmental liabilities which are probable and reasonably estimable as of December 31, 2025.

As of March 28, 2026, we have material obligations related to our Long-term debt as described in Note 9 Debt and Credit Agreements of the Notes to the Condensed Combined Financial Statements. The following table and discussion outlines our material obligations as of March 28, 2026 on an undiscounted basis, with projected cash payments in the years shown:

(Dollar in millions)	Total	Remainder of 2026	2027-2028	2029-2030	Thereafter
Long-term debt	$16,008	$—	$1,257	$1,751	$13,000
Estimated interest payments	13,569	632	1,546	1,358	10,033

Total contractual obligations on Long-term Debt	$29,577	$632	$2,803	$3,109	$23,033

There have been no other material changes to our contractual obligations since December 31, 2025.

The above tables exclude the following:

•	Future benefit payments for past and future service for certain pension plans we expect Honeywell to convey to us pursuant to the employee matters agreement and the separation agreement.

•	Future payments for the license of “Honeywell Aerospace” and certain other trademarks pursuant to the trademark license agreement.

Capital Expenditures

Our capital expenditures primarily consist of continuing investments to maintain the safety and reliability of our existing operations and corporate footprint, internal-use software, and additional investments in new and existing facilities to support new production introduction and capacity expansion to grow our business. For the years ended December 31, 2025, 2024, and 2023, our capital expenditures were $504 million, $488 million, and $387 million, respectively. For the year ending December 31, 2026, we expect that our capital expenditures will be approximately $647 million, which includes approximately $100 million of capital expenditures primarily associated with facility separation activities following the separation and distribution. The increase in expected capital expenditures is primarily driven by the larger investment in capital expenditures for growth, production, and capacity expansion.

Credit Support

Before the separation, Honeywell provided us with credit support in certain jurisdictions, and, to support us in selling products and services globally, Honeywell entered into contracts on behalf of us or issued parent company guarantees or letters of credit. Honeywell also provided similar credit support for some of our non-customer related activities, including procuring letters of credit to backstop certain environmental matters. We expect to make alternative arrangements and procure our own letters of credit in connection with the separation. There are no known instances historically where payments or performance from Honeywell were required under parent company guarantees relating to our customer contracts. As such, no amounts related to parent company guarantees have been recorded by us in the Condensed Combined Financial Statements as of or for the three months ended March 28, 2026 and March 29, 2025 or in the Combined Financial Statements as of or for the years ended December 31, 2025, 2024, and 2023.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, net sales or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Credit Ratings

Our ability to access the global debt capital markets and the related cost of these borrowings is affected by the strength of our credit rating and market conditions. Our credit ratings will be periodically reviewed by the major independent debt rating agencies. As of March 28, 2026, S&P Global Inc. (S&P), Fitch Ratings Inc. (Fitch), and Moody’s Investor Service (Moody’s) have ratings on our debt set forth in the table below:

	S&P	Fitch	Moody’s
Outlook	Positive	Stable	Stable
Short-term	A-2	F1	N/A
Long-term	BBB+	A-	A3

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Combined Financial Statements in accordance with GAAP is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. Many estimates and assumptions involved in the application of accounting principles have a material impact on reported financial condition and operating performance and on the comparability of such reported information over different reporting periods. Critical accounting estimates or assumptions are those where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimates and assumptions on financial condition or operating performance is material. We consider the estimates and assumptions discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our Combined Financial Statements.

Sales Recognition on Long-Term Contracts and Other Revenue Arrangements – We recognize revenue on an over time basis for certain equipment contracts with Defense and Space customers and for engineering services contracts. We recognize revenue over time as we perform on these contracts based on the continuous transfer of control to the customer. With control transferring over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. We generally use the cost-to-cost input method of progress for our contracts because it best depicts the transfer of control to the customer that occurs as we incur costs. Under the cost-to-cost input method, the extent of progress towards completion is measured based on the proportion of costs incurred to date to the total estimated costs at completion of the performance obligation. Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue and cost at completion requires judgment. Contract revenues are largely determined by negotiated contract prices and quantities, modified by our assumptions regarding incentive, and award provisions associated with technical performance and price adjustment clauses (such as inflation or index-based clauses). Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, and other economic projections. Significant factors that influence these estimates include inflationary trends, technical and schedule risks, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements. Revenue and cost estimates are regularly monitored and revised based on changes in circumstances. Impacts from changes in estimates of net sales and cost of sales are recognized on a cumulative catch-up basis, which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a performance obligation’s percentage of completion. Anticipated losses on long-term contracts are recognized when such losses become evident.

Aerospace sells licenses and intellectual property to other parties. The Company recognizes Services sales in these arrangements when the perpetual licenses consist of distinct performance obligations sold to a customer and are determined to be part of our ordinary activities, a determination which may require judgment. Determining when control of distinct performance obligations in these arrangements has transferred to a customer also requires significant judgment and may be subjective in cases where it is necessary to coordinate with, or receive acceptance or consent from, regulatory or other parties, and when forms of ongoing support are provided by the Company to the customer. When judgment is required, the Company looks to, among other things, the recent history of the behavior of the customer or third parties and judgment is based on available information at the time.

Income Taxes – On a recurring basis, we assess the need for a valuation allowance against our deferred tax assets by considering all available positive and negative evidence, such as past operating results, projections of future taxable income, enacted tax law changes, and the feasibility and impact of tax planning initiatives. Our projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs, as well as the timing and amount of reversals of taxable temporary differences.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, including resolution of any related appeals and litigation. We assess our income tax positions based upon our evaluation of the facts, circumstances, and information available at the reporting date. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

See Note 2 Summary of Significant Accounting Policies of the Notes to the Combined Financial Statements for further discussion of additional income tax policies.

Goodwill – Our business combinations typically result in the recognition of goodwill. We engage independent third-party valuation specialists for assistance in the allocation of the purchase price and determination of the fair value of goodwill, which involves the use of accounting estimates and assumptions based on information available at or near the acquisition date. We believe the accounting estimates and assumptions are reasonable based on information available at the date of acquisition through historical experience and information obtained from management of the acquired entity; however, there is inherent uncertainty in the accounting estimates as assumptions are forward-looking and could be affected by future economic and market conditions.

Goodwill is subject to annual impairment testing as of October 1, or more frequent, if necessary. In testing goodwill, the fair value is estimated utilizing a discounted cash flow approach, including strategic and annual operating plans, adjusted for terminal value assumptions. These impairment tests use accounting estimates and assumptions. If actual results differ from such accounting estimates and assumptions it could materially impact our financial condition or operating performance. To address this uncertainty, we perform sensitivity analyses on key accounting estimates and assumptions. Once the fair value is determined, if the carrying amount exceeds the fair value, it is impaired. Any impairment is measured as the difference between the carrying amount and its fair value.

We perform annual goodwill impairment tests for our three reporting units using a quantitative assessment. Over the past three fiscal years, there have been no impairments.

Definite-Lived Intangible Assets – Our business combinations typically result in the recognition of customer relationships, patents, and trademarks, in addition to other definite-lived intangible assets. The determination of fair value for definite-lived intangible assets, useful lives for amortization purposes, and whether or not intangible assets are impaired involves the use of accounting estimates and assumptions. The assumptions used in developing the accounting estimates may include business growth rates, sales volume, selling prices and costs, cash flows, and the discount rate selected. Changes to those assumptions could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions.

We evaluate the recoverability of the carrying amount of our definite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of a definite-lived intangible asset group may not be fully recoverable. The principal factors in considering when to perform an impairment review are as follows:

•	Significant under-performance (i.e., declines in sales, earnings, or cash flows) of a business or product line in relation to expectations;

•	Annual operating plans or strategic plan outlook that indicates an unfavorable trend in operating performance of a business or product line;

•	Significant negative industry or economic trends; or

•	Significant changes or planned changes in our use of the assets.

Once it is determined that an impairment review is necessary, recoverability of assets is measured by comparing the carrying amount of the asset group to the estimated future undiscounted cash flows. If the carrying amount exceeds the estimated future undiscounted cash flows, impairment is then measured as the excess, if any, of the carrying amount of the asset group over its fair value.

The fair value estimates are subject to changes in the economic environment, including market interest rates and expected volatility. Management believes the estimates of future cash flows and fair values are reasonable; however, changes in estimates due to variances from assumptions could materially affect the valuations.

Contingent Liabilities – We are subject to a number of other lawsuits, investigations, and claims (some of which involve substantial dollar amounts) arising out of the conduct of its business operations, including matters relating to commercial transactions, the integration of emerging technologies (such as, but not limited to, artificial intelligence and machine learning), employment, intellectual property, legal, and environmental, health, and safety matters. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Such analysis includes making judgments concerning matters such as the costs associated with environmental matters, the outcome of negotiations, and the impact of evidentiary requirements. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation, and outcomes of similar cases through the judicial system), changes in assumptions, or changes in our settlement strategy.

See Note 18 Commitments and Contingencies of the Notes to the Combined Financial Statements for further discussion of our contingent liabilities.

Environmental Liabilities and Expenditures – We accrue for environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Where the available information is sufficient to estimate the amount of liability, that estimate has been used. Where the information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used. Estimated liabilities are determined based on existing remediation laws and technologies and our planned remedial responses, which are derived from environmental studies, sampling, testing, and analyses. Inherent uncertainties exist in such evaluations, primarily due to unknown environmental conditions, changing governmental regulations regarding liability, and emerging remediation technologies. These liabilities are adjusted periodically as remediation efforts progress and as additional technology, regulatory, and legal information become available.

Costs related to environmental remediation are charged to expense in the period that the associated liability is accrued.

See Note 18 Commitments and Contingencies of the Notes to the Combined Financial Statements for further discussion of our environmental matters.

OTHER MATTERS

Recent Accounting Pronouncements

See Note 2 Summary of Significant Accounting Policies of the Notes to the Combined Financial Statements for a discussion of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risks

We operate a global business in a wide variety of foreign currencies and are exposed to market risk for changes in foreign currency exchange rates arising from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities, and transactions arising from international trade. Although Honeywell uses financial instruments to hedge certain foreign currency risks, we are not fully protected against foreign currency fluctuations and our reported results of operations could be affected by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward and option contracts. Accordingly, the Combined Statements of Operations include the impact of Honeywell’s derivative financial instruments that is deemed to be associated with our operations and has been allocated to us utilizing a reasonable allocation method. The fair values of outstanding derivative instruments have not been allocated to our Combined Balance Sheets. Following the separation, we have implemented a foreign currency risk management program on our own behalf.

Interest Rate Risk

Our Combined Balance Sheets and Combined Statements of Operations do not include an attribution of Honeywell’s third-party debt or interest expense from Honeywell because we are not the legal obligor of the debt and the borrowings were not directly attributable to our business. We incurred indebtedness in connection with the separation that exposes us to interest rate risk. However, the substantial majority of this indebtedness bears interest at fixed rates; accordingly, our exposure to interest rate risk is limited.

BUSINESS

Aerospace was incorporated in Delaware for the purpose of holding the Aerospace Business in connection with the separation and distribution described herein. Prior to the contribution of the Aerospace Business to us by Honeywell, which occurred prior to the distribution, Aerospace had no operations other than those incidental to the separation. The address of our principal executive offices is 1944 E Sky Harbor Cir N, Phoenix, AZ 85034. Our telephone number is 800-601-3099. We maintain an internet site at https://www.honeywellaerospace.com/. Our website and the information contained therein or connected thereto are not incorporated into this prospectus, or in any other filings with, or any information furnished or submitted to, the SEC.

On June 29, 2026, our common stock began regular-way trading on the Nasdaq Stock Market LLC under the ticker symbol “HONA.”

The Company

We are a leading global tier-1 aerospace and defense supplier of mission critical systems and technologies that enable the production, maintenance, and safe operation of aerospace and defense platforms. Our systems and technologies support OEM, government, defense prime contractor (which we refer to as a “defense prime”), and aircraft operator customers across the Commercial Air Transport, Business Aviation, and Defense and Space end markets. Our comprehensive portfolio of market leading systems and technologies are organized into the following segments: ES, E&PS, and CS. As of March 28, 2026, we employ approximately 36,000 people across more than 90 engineering, manufacturing, and MRO facilities globally.

Our proud heritage includes over a century of safe and reliable performance and continuous innovation across every major era of flight. Since inventing the world’s first autopilot in 1914, we repeatedly introduced category-defining technologies including the first commercial APUs in the 1950s, the Ground Proximity Warning System in the 1970s, integrated digital cockpits in the 1990s, combined power and thermal management in the 2000s, electromechanical control actuation in the 2010s and, most recently, the first automated runway safety system that we expect to be transformative for flight operations. Over time, we have leveraged our flight heritage to grow in attractive defense markets where our systems and technologies have been mission critical to U.S. national security and NASA missions for decades. Our long track record, deep industry experience and cutting-edge technology are the reasons many customers, including the largest and most discerning companies across the Commercial Air Transport, Business Aviation, and Defense and Space end markets, consistently turn to us to deliver advanced systems that power and protect their platforms.

Below is a description of net sales by segment, channel, and geographic area for the year ended December 31, 2025. For purposes of the descriptions and reports disclosed in this prospectus, the region of Europe, Middle East, and Africa includes India consistent with our internal reporting structure (“EMEA”).

(1)	Net sales are classified according to their country of origin. Included in United States Net sales are export sales of $4,665 million for the year ended December 31, 2025.

We are a “nose-to-tail” provider and manufacturer of a comprehensive portfolio of differentiated systems and technologies, which drives a large installed base that enables recurring aftermarket services throughout the life of the platforms we support. Our installed base consists of platform- and end market-agnostic systems on approximately 90% of the in-service aircraft fleet and our solutions are specified into the design of over 250 in-production aerospace and defense platforms. Given the demanding certification processes, our installed base typically delivers a recurring revenue stream for the life of the platform that often extends for many decades. From 2022 to 2025, we were awarded contracts that we expect will contribute over $90 billion of revenue during the life of these platforms, which we believe positions us for strong revenue growth.

Our aftermarket services include the provision of new replacement parts, Honeywell-certified used parts, and MRO activities that we provide directly or through operators, channel partners, and independent service providers. In addition, we support our installed base through the development and production of retrofits, modifications, and upgrades (“RMU”) to enhance safety, efficiency, reliability and extend the life of in-service aircraft platforms. These RMU are targeted to support our long-cycle platforms which can remain in service for up to 50 years. Our RMU offerings delivered revenue of $1.6 billion in the year ended December 31, 2025, representing 9% of Aerospace revenue, and has grown at an approximately 18% compound annual growth rate since the year ended December 31, 2021. Together, our aftermarket services and RMU offerings drive highly visible, recurring, and high-margin revenue growth.

We prioritize investment in research, development, and engineering to develop technologies that help our customers solve their most essential and complex mission requirements. A core tenet of our coordinated company and customer funded research, development, and engineering investment strategy is to develop common systems and technologies that address applications across Commercial Air Transport, Business Aviation, and Defense and Space end markets. We believe this “develop once, deploy everywhere” approach drives efficiency in our manufacturing and supply chain while maximizing return-on-investment (“ROI”). We maintain a robust innovation pipeline focused on end-market agnostic technologies that are aligned with our customers’ evolving requirements, including electrification, autonomy, efficient engines, and enhanced safety. We believe our common technology platform and focus on our customers’ priorities allows us to win high-value content and contracts with both OEMs and operators.

From 2023 to 2025, we significantly increased our supply chain team and strategically invested more than $1 billion across our supply chain to improve our ability to scale effectively and deliver for our customers. These investments – spanning in-sourcing, dual-sourcing, multi-sourcing, and touch and non-touch labor – significantly improved our supply chain resiliency. As a result, we achieved 14 consecutive quarters of double-digit factory output growth through December 2025, reinforcing our ability to deliver high-value, mission critical products reliably and at scale. We leverage digital connectivity and advanced planning tools, including the integration of AI solutions, to enhance supplier collaboration, procurement efficiency, and aftermarket service. In parallel, ongoing investments in smart factory initiatives and selective automation further strengthen our execution capabilities.

In connection with the separation, Honeywell has provided the Honeywell Accelerator operating system tools and processes to us. Honeywell has developed Accelerator, a world-class management and operating framework, over the past two decades, creating a culture of continuous improvement, operational excellence, and disciplined execution. Since the separation and distribution, we continue to use, evolve, and tailor these tools and processes to develop the Honeywell Aerospace operating system for our standalone business. The Honeywell Aerospace operating system underpins our business model and will continue to play a critical role in enabling our integrated commercial and defense supply chains and shared manufacturing capabilities. Our operating system has matured over time, leveraging lean, Six Sigma and digital tools to provide real-time visibility into supply chain, production, and operational performance. Our digital tools provide real-time insight into research, development, and engineering spend and milestone adherence, orders and demand, inventory tracking, production output, and manufacturing stage metrics. By standardizing business processes, aligning the organization around clear objectives, and leveraging these digital tools, the Honeywell Aerospace operating system enhances our ability to drive efficiency, productivity, and performance across all facets of our operations, and ultimately to build a strong foundation for profitable growth, margin expansion and cash generation.

We complement our organic growth with strategic partnerships, strong M&A capabilities and a well-defined inorganic roadmap. In the last two years, we successfully completed and integrated two highly strategic portfolio-enhancing acquisitions: Civitanavi Systems S.p.A. (“Civitanavi”) and CAES Systems Holdings LLC (“CAES”), which added new systems and technologies to our capabilities in alternative navigation and electronic warfare and enhanced our European defense footprint. We maintain a robust pipeline of potential acquisition opportunities and apply a disciplined approach to evaluating and executing M&A, which focuses on adding complementary technologies, increasing content on next-generation platforms, strengthening our supply chain, and expanding our customer and geographical reach. For completed acquisitions, we focus on value creation through cross-selling adjacent technologies, improving operating models and global scale, and enhancing aftermarket services performance and RMU development. Following the separation, we expect to continue to prioritize value-enhancing M&A and benefit from our tailored capital allocation as a pure-play tier-1 global aerospace and defense supplier.

Our Portfolio

Within each of our segments, we manufacture a comprehensive portfolio of differentiated systems and scalable technologies within each segment that are highly integrated and mission critical to a customer base of OEMs, defense primes, and aircraft operators across our end markets. The following table summarizes selected solutions provided through each of our three market-leading segments:

Our portfolio’s strength lies in delivering integrated systems and technologies, leveraging shared resources and capabilities across different end markets. As a result, we have become a key partner in the design and production of approximately 90% of aircraft currently in service. In the year ended December 31, 2025, no single platform accounted for more than 8% of our revenue. The exhibit below highlights our comprehensive portfolio and complementary capabilities across the Commercial Air Transport, Business Aviation, and Defense and Space end markets:

In Commercial Air Transport, we are a trusted partner and supplier of mission critical systems and technologies to major OEMs including Boeing, Airbus, and Embraer. We provide a broad range of systems to the most prolific in-service narrowbody and widebody platforms including the Boeing 737, Airbus A320, Boeing 777/777X, and Airbus A350. In the aftermarket, we maintain longstanding relationships with leading global operators such as Lufthansa, United Airlines, Emirates, and Delta, and support them with high-value aftermarket solutions and services.

In Business Aviation, we are a leading supplier of systems and technologies to major OEMs, including Gulfstream, Bombardier, Embraer, Dassault, and Textron. We provide a broad range of systems including engines, APUs, avionics, and satellite communication, to most business jet platforms with greater exposure to midsize and above category jets like Challenger, Global, Gulfstream 280-800, Falcon Jets, and Embraer’s Praetor. In the aftermarket, we have a strong channel network, partnerships with independent service providers and longstanding relationships with managed fleets and fractional operators that rely on our services to conduct flight operations.

In Defense and Space, we are a mission critical supplier of systems and technologies to major U.S. defense primes and international defense companies including BAE Systems, Boeing, Leonardo, Lockheed Martin, Northrop Grumman, and RTX Corporation. We provide a broad range of systems such as navigation, power and thermal management, electro-magnetic defense, and autonomy. Our systems are mission critical to the majority of next generation platforms, including MV-75, F-35, and in-production military helicopters, transport and utility aircraft, fighters, and unmanned platforms where there is a significant growth runway, including Guided Multiple Launch Rocket System (GMLRS), M-1 Abrams, Advanced Medium Range Air-to-Air Missiles (“AMRAAM”), F/A-18, P-8, CH-47, V-22, C-130, F-15, and MQ-9. In the aftermarket, we support our installed base with extensive sole-source services, including direct and local maintenance through partnership with U.S. Department of War depots and international Ministries of Defense (“MODs”).

As a global business, our operations can be affected by a variety of economic, industry and other factors, including those described in this section and in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Our Industry

Our business serves the Commercial Air Transport, Business Aviation, and Defense and Space end markets globally. These markets consistently outpaced GDP growth in recent years, benefiting from trends such as expanding middle-class populations, increasing consumer wealth, rising demand for domestic and international travel, increasing investments in aerospace and defense platform modernization, growing production rates, and increasing defense budgets. Further, we anticipate that these end markets will benefit from continued innovation, such as increasing electrification, connectivity and data solutions, requirements for additional computing power, and efficiency and safety standards, as well as modernization of legacy defense systems, and development of autonomous aircraft.

Within our end markets, our business serves both OEMs and the global aftermarket channels offering a diversified stream of recurring revenues. OEM revenues are directly tied to production rates across key aircraft programs, such as the Boeing 737, Airbus A320, and Lockheed Martin F-35, Gulfstream family, Challenger 3500, and Embraer Praetor, as well as buyer-directed selectables of equipment enhancements for aircraft purchased from OEMs. In the aftermarket, RMU and MRO related revenues benefit from increasing safety, connectivity, and efficiency standards for aircraft systems globally. The ongoing expansion of global aircraft fleets, increased aircraft utilization rates, and growing demand for advanced avionics, connectivity, and performance-enhancing upgrades drives growing aftermarket demand for RMU and MRO products. Our business’ exposure to each of these long-term growth drivers reduces our dependency on any single end market or platform and contributes to greater business resiliency through economic cycles.

Commercial Air Transport

The Commercial Air Transport end market represented 39% of our 2025 revenue and includes a broad range of customers such as commercial aircraft OEMs, airline operators, cargo operators, and RMU and MRO service providers. We estimate that the Commercial Air Transport end market is a $85+ billion global industry, with attractive growth prospects in both the OEM and aftermarket verticals.

Growth in Commercial Air Transport is underpinned by several key structural drivers. Global air passenger volumes have steadily increased and are forecasted to grow further due to population growth, urbanization, rising middle-class consumption, and the expansion of airline networks. In parallel, global GDP growth continues to fuel increased demand for cargo transport as global supply chains continue to expand. Today, Airbus and Boeing maintain a backlog to support over 10 years of new aircraft production, which creates a highly visible growth outlook for both OEM and aftermarket revenues across our business. Further, the aging of aircraft fleets globally drives increasing demand for RMU and MRO services from airline operators, directly benefiting our business. We expect these macroeconomic factors will continue to drive an increase in production rates, orders for new aircraft, and demand for aftermarket modernization and enhancements.

Evolving technology and regulatory trends also impact the Commercial Air Transport end market. Increasing demand for electrification, thermal management, and connected data solutions in commercial aircraft is expected to drive growth opportunities for aerospace suppliers. Additionally, increasing regulatory pressure to reduce emissions and improve fuel efficiency accelerates the need for more advanced aviation solutions. Thermal management systems, which enhance cooling and control of aircraft, are a key area for growth, providing increased fuel efficiency, extended range capabilities, and longer lifespan for aircraft. Broader customer adoption of connectivity technologies provides opportunities for increased safety and efficiency. Demand for greater connectivity is leading to the integration of advanced communications, data analytics, and software-enabled services. We believe our product portfolio, strong flight heritage, existing commercial relationships, and new product development capabilities position us to capture growth from these evolving trends.

Business Aviation

The Business Aviation end market represented 20% of our 2025 revenue and includes private individuals, corporations, and government entities that operate aircraft for business or personal use. Major OEMs include Gulfstream, Bombardier, Embraer, Dassault, and Textron. Though we design and manufacture components for every major class, model, and size of business aircraft, including light, medium, and heavy jets, we are focused on the higher-value mid- and full-size categories of these aircraft. We believe Business Aviation represents a total addressable market of approximately $25 billion globally, where we serve OEMs, fleet operators, and aftermarket RMU and MRO service providers. We expect growth in this end market to be supported by positive tailwinds related to an increase in OEM production rates, growth in private air travel, RMU and MRO demand for aging aircraft, and increased flight efficiency and safety requirements.

In addition to the growth drivers in Commercial Air Transport, growth in Business Aviation is driven by increasing global personal wealth and corporate financial performance. Positive economic conditions enable increased purchases of business aircraft by fleet operators, corporates, and individuals who constitute the market’s main end customer base. Additionally, we believe growth in fractional business jet fleet operators has increased the addressable market for Business Aviation, making private jet travel more affordable and accessible to consumers and increasing our market growth opportunity.

Defense and Space

The Defense and Space end market represented 41% of our 2025 revenue and includes products and services used for military and security applications by national governments and defense agencies. Within Defense and Space, our business equips and sustains over 150 platforms across fighter aircraft, rotorcraft, and other manned and unmanned defense systems. We believe Defense and Space represents a total addressable market of approximately $57 billion globally, driven by the large defense primes, international defense OEMs, and MODs. International demand is increasing, with defense spending in the North Atlantic Treaty Organization (“NATO”), India, South Korea, Japan, and Australia growing to support military modernization and rearmament initiatives. Increases in NATO defense spending to meet targets equal to 5% of annual GDP represent a significant growth opportunity for our business.

Growth of the defense and space industry is reflective of broader geopolitical conditions and changes in global defense budgets. While ongoing geopolitical conflicts have led to increased spending by the United States and other allies in the near term, we expect long-term demand will be driven by global military modernization initiatives with a focus on conflict deterrence through military strength. In addition, we expect our customers will demand innovative technologies delivering reliable, quick-to-deploy, and lower-cost solutions that can be built in greater quantities. Further, we expect increased demand for the development of advanced space defense systems and focus on space superiority. We believe our flight heritage, history of successful customer partnerships, and continuous investment in advanced technologies, position us to capture future growth opportunities across this end market.

Industry Competitors

We compete against a diversified universe of companies across end markets, geographies, and product categories. Each of our Electronic Solutions (ES), Engines and Power Systems (E&PS), and Control Systems (CS) segments face competition across their products and end markets from established companies.

Electronic Solutions

Competitors across our various business lines in the ES segment include BAE Systems, Collins Aerospace (division of RTX Corporation), Garmin, L3Harris, Safran, Starlink, Teledyne, and Thales.

Engines & Power Systems

Competitors for our E&PS segment include GE Aerospace, Pratt and Whitney (division of RTX Corporation), Rolls Royce, Safran, and Williams.

Control Systems

Competitors for our primary offerings in the CS segment include Collins Aerospace (division of RTX Corporation), Liebherr, Parker Aerospace Systems (division of Parker Hannifin), Safran, and Woodward.

In each of these segments, we believe that we maintain a distinct competitive advantage through our design and engineering expertise, systems-level solutions, and technology innovation in key growth categories and are well positioned to capture growth from future opportunities with our customers.

Our Competitive Strengths

We believe that we are well positioned in attractive end markets with several competitive strengths, including:

Leading global tier-1 aerospace and defense supplier to OEMs, defense primes, and aircraft operators across all major aviation and defense end markets, enabled by a comprehensive portfolio of differentiated systems and technologies

We are a tier-1 global aerospace and defense supplier, providing mission-critical systems and innovative technologies to the largest and most discerning customers across the aerospace, defense, and space end markets. We estimate that our systems are installed on approximately 90% of the in-service aerospace fleet and directly integrated into the design of over 250 in-production platforms across Commercial Air Transport, Business Aviation, and Defense and Space.

Our comprehensive portfolio of mission-critical systems and technologies reflects years of customer collaboration and deep platform knowledge, leading to long-term customer relationships. These systems have high technical complexity, are essential to the production and maintenance of aerospace and defense platforms, and help ensure the safe, efficient, and reliable operation of aircraft, rotorcraft, and spacecraft. Our leading position as a “nose-to-tail” provider and ability to produce differentiated systems and technologies is underpinned by our extensive portfolio of over 9,000 active patent assets (including patent applications), deep bench of engineers and technologists, and more than 90 manufacturing, engineering, and MRO facilities globally. We believe that our leading, global brand name and operational footprint, alongside our expertise and track record for safety, reliability, and innovation make us a critical development partner and supplier of choice for aerospace customers across all end-markets.

Well positioned to capitalize on a multi-year growth cycle in aerospace and defense production and resulting need for aftermarket support, with incremental growth opportunities from RMU that support existing fleets

We see significant opportunities for growth across our segments from the ramping production rates of new aircraft, increasing flight activity, increasing global defense spending, and RMU opportunities that are not tied to flight hours or aircraft build rates. We believe our positioning on in-production platforms, investments in electrification, autonomy, connectivity, enhanced safety, and next-generation defense, including a robust RMU pipeline, will position us to realize above-market growth.

In Commercial Air Transport, we are a close partner and critical supplier to both Airbus and Boeing, with significant sole-sourced and selectable content on their current generation narrowbody and widebody aircraft. Airbus and Boeing are estimated to have over 10 years of production in backlog, and their in-production aircraft will likely remain in service longer than prior generations of commercial aircraft.

In Business Aviation, we benefit from record high fleet levels and strong growth in the midsize and above categories from Bombardier, Embraer, Dassault, Cessna, and Gulfstream, where we supply engines, avionics, environmental control systems, satellite communications, and APUs.

In Defense and Space, we are a critical supplier to many next-generation and in-production military spacecraft, aircraft, rotorcraft, fighters, and unmanned platforms. We believe we have differentiated capabilities with respect to augmented / anti-jamming navigation, power and thermal management, and electronic warfare that position us well within higher growth segments. Additionally, we believe we are well positioned to benefit from international governments’ focus on defense spending, particularly in European and Asian markets where our footprint and non-export-controlled systems allow us to support demand for localized production. Our international defense revenue achieved double-digit annual growth since 2019 and as of 2025 represents approximately 28% of our total Defense and Space revenue.

We are focused on revenue opportunities associated with our large base of installed, highly engineered aerospace systems and technologies. Because of the significant technological differentiation in our products and the demanding certification processes required in the industry, our customers provide us with a consistent flow of aftermarket service business. Systems and technologies on aerospace and defense platforms typically require ongoing replacement and maintenance over service lives in excess of 30 years, which creates consistent long-term opportunities for our business, including growth from RMU. We believe our broad diversification across segments and end markets reduces concentration risk and contributes to the stability of our financial performance.

Leading technology capabilities that can be utilized to support multiple platforms across verticals

Our business model focuses on developing systems and technologies to solve technically complex problems facing the aerospace and defense industry in a manner that allows for use across multiple applications, aircraft, and end markets. We invest, often jointly with our customers, to develop and deploy new systems and technologies for the production and maintenance of their platforms where we are often the sole supplier. As a result of our product differentiation and research, development, and engineering model, our systems and technologies support higher-value solutions and generate a durable stream of recurring aftermarket revenue over time.

We operate with a “develop once, deploy everywhere” mindset, shortening the timeline for new product introductions, improving ROI on research, development, and engineering spend and increasing the addressable market for these innovative solutions. Our focus lies in continuously investing in common technologies and applying these across multiple applications, aircraft, rotorcraft, spacecraft, and end markets – driving scale and efficiency in our manufacturing and supply chain while maximizing ROI. We believe our significant intellectual property and in-house expertise gives us a strong competitive advantage in developing these technologies with our customers. The table below includes a few selected examples where core systems and technologies are built upon to serve multiple platforms across end markets:

Strong innovation pipeline aligned with customers’ future requirements

We prioritize investment in new systems, RMU and breakthrough initiatives (“BTI”) that increase our content on current generation platforms, support next generation platforms, enable access to new markets, and increase aftermarket opportunities. Our investment approach seeks to balance support for current platforms as well as new systems that are aligned with key industry themes and our customers’ future requirements.

In the last three years we invested over $1.7 billion in internally funded research, development, and engineering efforts. The exhibit below highlights efforts to address key industry themes and our customers’ future requirements:

Highly differentiated operating system that promotes strong organic growth, margin expansion, and cash flow

The Honeywell Aerospace operating system, leveraging the Honeywell Accelerator operating system, is a comprehensive management and operational framework based off decades of maturity to drive growth and long-term competitive advantages across our global operations through increased efficiency, manufacturing productivity, value-based pricing, customer problem solving and innovation. Our operating system also fosters a culture of continuous improvement, operational excellence, best practices and disciplined execution by helping to standardize business processes and aligning our organization around clear objectives.

We apply our operating system within our Integrated Supply Chain (“ISC”) to drive operational excellence, improved visibility, and consistency across all manufacturing sites enabling greater execution discipline and smarter and safer enterprise-wide decision-making.

Our application of our operating system also includes our robust Health, Safety, and Environmental (“HSE”) Management System, which is built on internationally recognized standards, including ISO 14001 and ISO 45001. We believe that it provides a structured and scalable framework for identifying and managing HSE risks, ensuring regulatory compliance, and driving continuous improvement across all operations.

Some operational proof points of applying the Honeywell Accelerator operating system, the predecessor of our operating system, include:

•	Consistently low, industry leading, Total Case Incident Rate (“TCIR”) for over a decade. In 2024, our TCIR was one-eighth the aerospace sector average.

•	More than 35 Kaizens executed with key mechanical machining suppliers in the last two years, resulting in a 25% increase to uptime.

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Immersive workforce training, smarter tooling, and reimagined shop floor design, resulting in over 75% YoY improvement in engine output (in fiscal year 2025) for our HTF7000 engine at our Phoenix, AZ location.

Resilient, well-invested supply chain and production system ready to deliver on the next phase of our growth

From 2023 to 2025, we significantly increased our supply chain team and strategically invested more than $1 billion across our supply chain to improve our ability to scale effectively and deliver for our customers. These investments – spanning in-sourcing, dual-sourcing, multi-sourcing, and touch and non-touch labor – significantly improved our supply chain resiliency. As a result, we achieved 14 consecutive quarters of double-digit factory output growth through December 2025, reinforcing our ability to deliver high-value, mission critical products reliably and at scale. We leverage digital connectivity and advanced planning tools, including the integration of AI solutions, to enhance supplier collaboration, procurement efficiency, and aftermarket service. In parallel, ongoing investments in smart factory initiatives and selective automation further strengthen our execution capabilities.

Looking ahead, we plan to build on this momentum through targeted capacity expansion as well as standardization and optimization initiatives to support new product introductions and increased demand. We are pursuing a multifaceted approach to transforming our supply chain and production system, utilizing process and digital solutions as crucial enablers across four key areas:

•	Talent & people: Upskill and enhance talent while shifting to a more data-driven and analytical supply management model with a focus on driving productivity and efficiencies.

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Supply resiliency: Improve the resiliency of our supply base to ensure stable delivery and cost by focusing on sourcing excellence and improving supplier readiness with appropriate mix of insourcing and multi-sourcing to grow capacity, consolidate fragmented categories and standardize components.

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Honeywell Aerospace operating system: Implement lean principles to streamline processes and eliminate waste, conduct thorough assessments of production capacity and prioritize funds to upgrade or replace aging equipment with more reliable, modern alternatives.

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Planning excellence: Strengthen professional planning organization by fully utilizing best-in-class digital tools which are expected to automate the majority of today’s planning workload with the use of AI predictive analytics.

By focusing on these areas, we aim to enhance operational efficiency, foster a skilled workforce, and ensure a resilient supply chain capable of adapting to industry demands. In parallel, our investments in processes and digital capabilities, such as smart factory initiatives and automation, are intended to further strengthen our execution capabilities.

Experienced management team and performance-driven corporate culture

We have a world-class leadership team and a deep bench of talent that is passionate about aerospace, technology, and advancing next generation capabilities for the world’s leading aerospace OEMs, defense primes, and aircraft operators. We believe our people and unique culture are significant competitive advantages that help drive our operational efficiency and innovation, allowing us to create value for our customers and our shareowners in any market environment.

Our leadership team has a proven track record of expanding our portfolio, strengthening our relationships with key OEMs and customers, and implementing operational initiatives that have been transformational for our supply chain. The average industry experience across our senior leadership team is over 20 years and includes experience at Honeywell and across the broader aerospace and defense industry.

In addition, we maintain a performance-driven culture with a focus on safety, reliability, continuous improvement, and driving innovation. Through decades of cultivation, we have built an extensive ecosystem of tenured technologists with deep aerospace expertise, who help to drive innovation across the organization. Our team is deeply engaged, committed to our high-performance culture, and empowered to drive the organization toward the future of flight.

Our Growth Strategies

Our core strategy is to continue building on our position as the world’s leading independent, global supplier of mission critical systems and technologies for OEMs, defense primes, and aircraft operators across the aerospace and defense end market. Our plan to realize above-market growth is built upon the following strategies:

Development and production of new systems and technologies that increase our position on next generation platforms and grow our installed base

We focus on developing and launching differentiated systems and technologies that can be utilized across multiple platforms and end markets. Through our close customer relationships, we can anticipate future needs and often partner with our customers on the development of solutions. Select innovations for our Commercial Air Transport, Business Aviation, and Defense and Space customers that are expected to contribute to our near-term growth include:

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Honeywell Anthem Integrated Avionics: Advanced cockpit system with a high level of connectivity, an intuitive interface similar to smart devices, and a customizable design that can be tailored for diverse types of aircraft, including commercial, business aviation, defense, and advanced air mobility (“AAM”) platforms.

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Honeywell Assure Advanced Actuation: Modular and scalable electromechanical flight actuation enabling critical flight control for diverse types of aircraft, including AAM, military aircraft, business jets, as well as missile applications, including the Guided Multiple Launch Rocket System (GMLRS), for which production levels are expected to double by 2028.

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Honeywell Attune High-Density Cooling: Advanced cooling technology that leverages high-speed centrifugal compressors, next generation refrigerants and power electronics to cool heat-generating electronic components, batteries, and cabins on all forms of aircraft, including AAM, commercial aircraft, military aircraft, business jets.

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Augmented / Anti-Jamming Navigation Systems: Alternative navigation technology enabling the use of sensors to augment and improve GPS and other inertial navigation data sources for commercial aircraft, business jets, military aircraft, AAM vehicles, missiles, and other guided munitions.

•	HTF Engine Derivatives: New derivatives that increase the performance and efficiency of our HTF7000 engine for super-midsize business aircraft.

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Electrification (new APUs; power generation): New derivatives of existing APUs and new power generation approaches that offer improved efficiency for in-production commercial narrowbody aircraft and AAM applications.

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Safety Innovations: Continuous surveillance systems for runway and taxiway areas to detect potential conflicts and provide flight crew situational awareness and time to recognize hazards and take corrective actions via our Surface Alert (“SURF-A”) Runway Awareness and Advisory System and Smart Landing systems.

Aftermarket growth through new customers, expanded MRO offerings and RMUs

We supply aftermarket products and services to a large and growing installed base, which today consists of approximately 90% of in-service aircraft. We believe that new customers, expanded MRO offerings and our RMU offerings represent a significant and growing opportunity given the increasing age of in-service fleets and heightened customer focus on efficiency, autonomy and extending platform life across end-markets.

We focus on opportunities to generate profitable business from new customers and expand support to existing customers by utilizing our broad capabilities, extensive engineering expertise and reputation for quality and performance. Our strategy to achieve this relies on digitization, evolving service models, new value-added offerings, additional licensed channel partners, and partnerships with defense ministries to deliver direct, local maintenance support. We have a robust pipeline and launched several impact initiatives, including MRO network optimization, MRO campaigns targeting new value-added service opportunities, and further alignment of our business jet service model to support fractional operators and larger cabin business jet categories.

We have a robust pipeline of RMU solutions underpinned by strong demand from customers across end-markets seeking to enhance their in-production platforms and defer capital-intensive fleet replacements by extending platform life through upgrades. Some of our most prevalent RMU solutions include Ensemble digital engine monitoring, intuitive avionics and situational awareness tools including Anthem, SURF-A, SmartLanding / SmartRunway, Landing Runway Taxi Lights, hardened navigation systems including anti-jamming and non-GPS alternatives, as well as high-speed onboard satellite connectivity. Our RMU solutions revenue increased at an approximately 18% compound annual growth rate since the year ended December 31, 2021 to $1.6 billion, representing 9% of total Aerospace revenues. Much of this growth is driven by software upgrades, enabling us to realize higher margins.

Growing our capabilities to support national defense priorities globally

We believe that the global threat environment and increased prioritization of defense spending has resulted in sizable and growing demand in international defense markets for our defense offerings, particularly for non-export-controlled systems and local capabilities that we believe we are well positioned to provide. Our commercially developed, off-the-shelf technologies are well positioned for direct commercial sales to international defense primes and MODs. We have made substantial, decades-long investments in international engineering resources at our engineering centers in the Czech Republic, the United Kingdom, Poland, and India. We provide our international customers with critical defense products such as navigation, electronic warfare, power and thermal management, and unmanned aerial vehicles.

We focus on advancing a local-for-local strategy to support international defense priorities and regional self-reliance, particularly within the European Union. With over 1,000 engineers based in the Czech Republic and Poland, we are developing technologies in-region for in-region use, with a focus on emerging technologies for critical defense applications. Our recent acquisition of Civitanavi, an Italy-based inertial navigation provider with domestic manufacturing capabilities, further strengthens this approach. Together, our local development capabilities and regional manufacturing presence provide a strong foundation for future growth in international defense markets. We believe this strategy enhances our competitiveness, supports customer proximity, and enables compliance with national sovereignty requirements, particularly in the European Union.

Our international defense revenue achieved double-digit annual growth since 2019 and as of 2025 represents approximately 28% of our total Defense and Space revenue. In the year ended December 31, 2025, we secured international defense contract wins representing more than $2 billion in expected revenue over the life of such contracts, which we believe underscores the success of our international strategy and strength of our defense-orientated solution offering.

Expansion into attractive adjacencies through investment in breakthrough initiatives

We have a large pipeline of initiatives developed in partnership with customers to solve their most complex future requirements. Our BTIs are developed collaboratively with our customers, allowing us the ability to share development costs, and represent systems and technologies that are outside our current market footprint but are closely aligned with our core capabilities. We believe that these investments will continue to be a key source of industry-transforming technology and an effective vector through which we will seek to access new markets and augment growth alongside our customers.

We typically invest approximately 10% of our research, development, and engineering in advanced technologies with the aim of solving the industry’s future mission requirements, typically looking out 10 to 20 years ahead with our customers. We have long anticipated key industry trends such as autonomy, electrification, next generation defense, increased safety, and unmanned systems, and are actively developing innovative solutions applicable to multiple platforms across our end markets. Select BTIs that we expect to generate meaningful revenue over the next three years include directed energy, 360 display, quantum communications, and navigation and sensors, which include LiDAR HALAS, atmospheric sensing, precision timing, and micro-electromechanical systems (“MEMS”) cryptography.

Disciplined acquisition strategy to support growth goals

Disciplined acquisitions and strategic partnerships are a key part of our business model and growth strategy. We regularly identify and evaluate a robust pipeline of acquisition targets across our segments as we seek to enhance our organic growth, add new systems and technologies, increase content on new platforms, enhance our ability to source critical parts, and provide access to new geographies.

We have a successful track record of acquiring businesses including the recent acquisitions of Civitanavi and CAES, which added new systems and technologies to our capabilities in alternative navigation and electronic warfare and enhanced our European defense footprint. We also have demonstrated our ability to successfully integrate new facilities, customers, and programs, as well as realize significant synergies with our existing business.

As a standalone company, we expect our strong well-capitalized balance sheet and independent capital allocation policy will enhance our ability to effectively pursue acquisition opportunities.

Our Reported Segments

We operate through three segments, reported as Electronic Solutions, Engines & Power Systems, and Control Systems. Within each of our segments, we manufacture a comprehensive portfolio of differentiated systems and scalable technologies that are highly integrated and mission critical to our customer base of OEMs, defense primes, and aircraft operators:

Electronic Solutions (“ES”) Segment

Our ES segment, which represented 39% of revenue for the year ended December 31, 2025, is a leading supplier of aerospace electronic systems and technologies. The ES product portfolio is organized into four offerings: Avionics, Navigation and Sensors, Electromagnetic Defensive Solutions (formerly CAES), and Space. Our products include avionics, radars, flight management systems, precision inertial navigation systems, high-performance space components, and solutions that enable complex sensing protection, targeting and communications operations in the electromagnetic spectrum, and electronic warfare solutions, as well as solutions that focus on in-flight connectivity, cockpit safety, defense radiofrequency, and counter unmanned aerial systems.

ES provides the following offerings: Avionics, Navigation and Sensors, Electromagnetic Defensive Solutions, and Space.

Avionics Offering

We are a leading provider of integrated cockpit, display systems, flight controls, flight management systems (“FMS”), navigation and voice radios, radar and surveillance systems to aviation platforms across aerospace and defense markets. Additionally, we provide a variety of solutions focused on cockpit safety, in-flight connectivity, defense radiofrequency, and navigation and terrain database services. Defense primes, OEMs and operators choose our Avionics because of the breadth of systems in our portfolio, our connectivity-based software, and the level of integration enabling full flight deck solutions.

Key products and solutions include:

•	Integrated Avionics: Integrated suite of subsystems that provide essential information and control for pilots including Epic Integrated Flight Deck and Honeywell Anthem, including:

•	Cockpit Displays which present a clear view of vital aircraft systems.

•	Control Display Units which help pilots safely and effectively navigate flight paths and monitor traffic.

•	Flight Management Systems which handle flight planning, navigation and flight performance functions, helping pilots fly the safest and most efficient profile.

•	Traffic and Surveillance: Systems and technologies that provide critical in-flight information to make flying safer and easier.

•

Satellite Communications: Enables broadband Wi-Fi for passengers, equipment, and airtime services for customers in Commercial Air Transport, Business Aviation, and Defense and Space end markets with fast speeds and consistent, global coverage.

•

Flight Controls (Fly-by-wire): Advanced flight control solutions including compact fly-by-wire systems that remove mechanical linkages and are lighter weight and highly reliable, ideal for electric / hybrid aircraft and AAM vehicles.

•	Navigation Data and Services: Includes large datasets maintained to enable peak performance from our navigation systems with fast and easy updates direct to flight management systems.

•	Radio and Datacom: Suite of navigation and voice radios that help ensure reliable pilot-to-ground and aircraft-to-aircraft communication.

•	Weather Radar: Systems to enable safe and efficient pilot navigation in challenging conditions and include advanced offerings such as IntuVue Weather Radar, and lightning sensor systems.

•	Flight Recorders: Crucial equipment that captures cockpit audio, including crew conversations and sounds with ability to withstand extreme conditions to preserve data during accidents.

Navigation and Sensors Offering

We are a leading provider of navigation and sensing systems across aerospace and defense end markets, and include air data modules, inertial measurement and reference units, inertial navigation systems, surface and marine navigators, vision navigators, atmospherics sensors, and precision timing systems. OEMs and operators choose our Navigation and Sensors because they offer integrated products that incorporate advanced software, fuse multiple sensors to provide highly accurate position information, and are certified to the highest design assurance levels in the industry.

Key products and solutions include:

•	Air Data Modules: Calculates air data parameters and provides temperature-corrected pressure information digitally to air data inertial reference units, flight controls or modular avionics units.

•	Air Data Inertial Reference Systems: Provides customers with digital gyros for high system reliability and performance with reduced operation and maintenance.

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Inertial Navigation Systems: Highly accurate systems that integrate inertial sensors and other sources including global navigation satellite systems to provide operators with jamming resistant, highly reliable and accurate position information.

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Surface and Marine Navigators: High-performance navigation systems including LASEREF and TALIN subsystems as well as subcomponents such as accelerometers and ring laser gyroscopes that are used for gyro compassing.

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Alternative Navigation: Alternative navigation technology that enables use of live camera feeds (optical and/or IR), LiDAR, radar, radios and star-trackers to augment and improve inertial navigation system data, particularly in GPS-denied environments.

Electromagnetic Defensive Solutions (“EDS”) Offering

We are a leading provider of systems that enable complex sensing, protection, targeting, and communications operations in the electromagnetic spectrum across national security missions, warfighting domains, and Counter-Unmanned-Aircraft-System. In EDS, we employ a vertically integrated model and design-for-manufacturability expertise, securing early-phase content that often evolves into high-margin, IP-rich positions as the design authority.

Defense customers choose EDS because we deliver agile and scalable solutions across the entire program lifecycle for electromagnetic control solutions. EDS’s consistent program execution drove scope expansion across core franchise programs, including SPY-6, F-35, and AMRAAM, and has been directly cited by customers as a key reason for new and expanded awards. Our deep bench of foundational radio frequency technologies, like power amplification, wideband systems, and size, weight, and power (“SWaP”) optimization, enables rapid adaptation, integration and deployment across platforms. Our broad portfolio of electromagnetic capabilities mirrors the needs of defense prime customers and has positions on nearly every U.S. military tactical fighter, rotorcraft, missile system, and many of the top land system platforms.

Key products and solutions include:

•	Defense Systems: Advanced radio frequency signal management and conditioning applications for airborne, maritime and space platforms.

•

Missile and Sensor Systems: High-volume production of radio frequency modules optimized for SWaP requirements of missile target acquisition and tracking, proximity sensors, communications, and telemetry systems.

•	Mission Systems: Development, production and test of complex array, power amplification, and radio frequency signal management sub-systems for airborne and maritime platforms.

Space Offering

We are a leading provider of radiation-hardened and radiation-tolerant inertial systems, momentum controls, microelectronics and payload solutions to defense and commercial customers. We believe our customers choose our space systems because of their differentiated performance including radiation hardening capabilities, reliability and flight performance, and track record unmatched by our peers. We are also an industry leader in developing space systems and payloads for strategic and restricted markets.

Key products and solutions include:

•	Restricted Space: Navigation, Reaction Wheel Assembly (“RWA”), Control Momentum Gyroscopes, Bus and data handling electronics, radiation-hardened microelectronics, radiation testing.

•	Microelectronics: Radiation-hardened processors, static memory, non-volatile memory, Application Specific Integrated Circuits that survive natural and man-made radiation.

•	Human Space Solutions: Leading avionics, thermal control, mechanisms, environmental control, and life support systems with 100% mission success.

•	Global Satellite Solutions: Advanced optical payloads, quantum payloads, navigation, RWA, radio frequency payloads, navigation, space situational awareness, specialized science payloads.

Electronic Solutions Customers

For the year ended December 31, 2025, our top five ES customers accounted for 37% of total segment revenue.

Engines & Power Systems (“E&PS”) Segment

Our E&PS segment, which represented 31% of revenue for the year ended December 31, 2025, is a leading supplier of propulsion systems, APUs, and electric power solutions. The E&PS product portfolio, which is balanced across two offerings – Engines and Power Systems – includes propulsion engines, small and military APUs, narrowbody and widebody APUs, electric power systems, and fuel cells and adjacencies.

Our E&PS segment is focused on providing class-leading systems in every category that we serve, and we believe our offerings represent leaders in their respective fields. Our HTF7000 and TFE731 engines have leading positions on midsize and super-midsize business jet aircraft. Our large APUs are on all in-production narrowbody platforms and all but one in-production widebody platforms. Our small APUs enjoy similar leadership positions on business aviation and military aircraft platforms. These systems are designed to operate for over 30 years, contributing to a large installed base and attractive tail of aftermarket services opportunity given the highly complex nature of these systems. Production of our engines and APUs is done in a shared facility, allowing for a robust supply chain and streamlined operations due to the commonalities between these two product families.

E&PS provides the following offerings: Engines and Power Systems.

Engines Offering

We are a leading provider of advanced propulsion systems serving customers predominantly in the Business Aviation and Defense and Space end markets. We believe our engine systems and technologies are differentiated by a strong foundation of proven performance, power-to-cost efficiency, and digital innovation, allowing these systems to deliver industry-leading dispatch reliability that reinforces customer trust and operational continuity. We believe OEMs and operators choose our engine systems not only because of superior system performance, but also because of our digitally enabled maintenance ecosystem and comprehensive aftermarket support. Powered by Honeywell Ensemble, our solutions utilize tools such as EDG-100 and the Digital Logbook to deliver advanced analytics and predictive maintenance for our Maintenance Service Plan (“MSP”) members, driving enhanced fleet readiness and operational efficiency. As of August 2025, our installed base of in-service engines totaled over 20,000, which we support through either our MSP or through pay-by-the-visit maintenance at our or our partners’ maintenance and overhaul facilities. With proper maintenance, our engines are designed to operate for decades, providing us with a long tail of spare parts and aftermarket services revenue.

Our key Engines products and solutions include:

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Turbofan Engines: TFE731 and HTF7000 turbofan engines which power a wide range of business jets including Bombardier’s Challenger 300/350, Embraer’s Legacy 450/500 and Praetor 600, and Gulfstream’s G280. We also manufacture the F124 and F125 turbofan engines designed for military trainers and light fighters.

•	Turboshaft Engines: T55, CTS800, and HTS900 turboshaft engines which power military and civilian helicopters including the CH-47 Chinook and AS 350.

Power Systems Offering

We are a leading provider of efficient and highly reliable APUs and Electrical Power Systems. The APU is an auxiliary power unit responsible for delivering electrical power to aircraft systems before engine start or on an emergency basis. Our APUs provide industry-leading reliability, efficiency and have an established track record with more than 95,000 deliveries and 47,000 units in-service today. We believe our Power Systems technologies are differentiated from our competitors based on our deep expertise spanning 50 years of power generation development, our track record for reliability and our relentless focus on innovation, which includes extensive strategic partnerships across industries. Our vertically integrated approach ensures stability in our supply chain and access to proprietary intellectual property, enabling us to deliver highly efficient and reliable APUs, advanced high-voltage direct current systems and advanced controls that support growing demand for power on increasingly electrified aircraft platforms.

Key products and solutions include:

•	Small and Military APUs: Support secondary power needs across fixed-wing aircraft, rotorcraft, and ground cart applications.

•

Narrowbody and Widebody APUs: Provide start power for main engines, pneumatic and hydraulic power on the ground, and serve as a backup source of electric power during flight. Narrowbody APUs are optimized for efficiency and space, while widebody APUs deliver higher power to support multiple engines and expanded onboard systems.

•

Electric Power Systems: Includes motors and controllers, power distribution systems, and turbogenerators, which form the backbone of electric and hybrid-electric propulsion systems, converting, managing, and delivering power efficiently across the aircraft. Our strategic alliance with Denso utilizes our respective aerospace and automotive expertise to accelerate scalable electric propulsion solutions for emerging AAM platforms.

•

Fuel Cells and Adjacencies: Provide clean, efficient electric power by converting hydrogen into electricity, ranging from proton exchange membrane (“PEM”) fuel cells for drones and portable military use, to large-scale systems for aircraft propulsion, and aeroderivative APUs that deliver reliable, low-emission onboard power.

Engines & Power Systems Customers

We serve customers across aerospace end markets, with balanced exposure to Commercial Air Transport, Business Aviation, and Defense and Space. Our blue-chip customer base includes major aerospace OEMs, U.S. military branches, and scaled aftermarket service providers. For the year ended December 31, 2025, our top 10 customers accounted for 43% of segment revenue.

Control Systems (“CS”) Segment

Our CS segment, which represented 30% of revenue for the year ended December 31, 2025, is a leading supplier of mission critical thermal and motion control systems that enable flight, life support, and safety across all forms of aircraft. The CS product portfolio is organized into three offerings: Air and Thermal Control, Motion Control and Honeywell Federal Solutions. Our products include environmental control systems (“ECS”), cabin pressure control systems, thermal management systems, engine start systems, fuel control systems, flight control actuation systems, and wheels and braking systems.

We are a leading control system integrator for the aerospace and defense industry, with proven capability to design complex systems that integrate electronics, software, and mechanical hardware on aircraft, spacecraft and missiles. Our CS content is on virtually every aircraft – approximately ten million commercial passengers fly daily in aircraft equipped with our air and thermal controls, over 75% of commercial flights begin with our engine start system, and every in-production U.S. fighter aircraft is equipped with a Honeywell Control System. We support our fleet through a full suite of aftermarket and depot services. Additionally, the Honeywell Federal Solutions offering provides high-value site-management services for government-owned and classified facilities.

CS provides the following offerings: Air and Thermal Control, Motion Control and Honeywell Federal Solutions.

Air & Thermal Control Offering

We are a leading provider of environmental control, cabin pressure control, thermal management, inerting, and life support systems. We believe defense primes, OEMs and operators select our systems and technologies based on our highly integrated and advanced designs that leverage electrification to manage higher temperatures with lower power demand and reduced complexity. In addition, our systems are designed to incorporate advanced connected capabilities and to be scalable and configured to support mission requirements for a range of platforms across our end markets.

Motion Control Offering

We are a leading provider of highly engineered electromechanical products, mechanical engine controls, exterior aircraft lighting, high-temperature coatings, commercial/fighter wheels, and braking systems. We believe OEMs and operators select our systems and technologies based on our ability to deliver reliable, high performance in smaller, light-weight designs that enable improved capacity and range. We engineer our motion control systems to be upgradeable and benefit from future advances in core actuation, as well as integrate well with fly-by-wire, hybrid propulsion and other advanced designs.

Our key Air & Thermal Control and Motion Control products and systems include:

Products that enable Flight:

•	Control Surface Actuation Systems: Electromechanical systems used to move and position the aerodynamic control surfaces on an aircraft and other vehicles.

•	Engine Start Systems: Bring jet engines from stopped condition to a self-sustaining idle speed where normal combustion can occur.

•	Fuel Control Systems: Regulate the flow of fuel to the engine in response to the various inputs such as throttle position, engine speed, temperature, altitude, and pressure.

•

Power and Thermal Management Systems (“PTMS”): Highly compact, efficient and integrated system that combines thermal management with conventional auxiliary power, ECS and emergency power into a single system.

•	Wheels and Braking Systems: Support the aircrafts weight, provide directional control on the runway, and enable deceleration and stopping.

Products that Provide Life Support:

•

ECS: Systems that regulate air quality, temperature, humidity, and pressure within the cabin and cockpit to ensure a comfortable and habitable environment for passengers and crew during all phases of flight.

•	Thermal Management Systems: Highly efficient vapor cycle systems and air cycle systems that provide conditioned air cooling and enable passenger and aircrew survivability.

•	Air Delivery Systems: An ECS subsystem that distributes conditioned air to the air cycle system or vapor cycle system.

•

Life Support Systems: Integrated portfolio of critical life sustaining subsystems designed to protect and sustain a pilot’s physical needs, including oxygen generation, carbon monoxide removal, and emergency backup oxygen systems.

Products that enable Safety:

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Cabin Pressure Control Systems: Critical subsystem in an aircraft that regulates the internal air pressure of the cabin to ensure a safe inhabitable environment for passengers and crew while flying at high altitudes.

•

Nitrogen Generation Systems: Essential subsystem that enhances safety by reducing the risk of fuel tank explosions or fires by producing nitrogen-enriched air and introducing it into the empty space above the fuel within the fuel tanks.

•	Exterior Lighting Systems: Help to ensure visibility, safety, and communication during various phases of flight and ground operation.

Honeywell Federal Solutions

We are a leading provider of site-management services, operating and managing facilities and employees on behalf of and at the direction of the U.S. federal government using government policies, processes, intellectual property and approvals to accomplish government-directed missions. Our Federal Solutions offering is differentiated from competitors by our track record, operational excellence, and ability to deliver the needs of our customers in highly regulated environments. We bring a legacy of trust and execution, demonstrated by our role as the only company to manage and operate a U.S. Department of Energy site for over 70 years. Operating under the government-owned, contractor-operated model, and primarily under a performance fee structure, we deliver services with precision and accountability.

Government agencies choose Federal Solutions because we combine deep institutional knowledge with the agility to meet evolving mission needs. Our long-standing relationships with federal agencies like the U.S. Department of Energy demonstrate our ability to deliver consistent value over time. Our expertise in lean practices, complex program execution, and customer support makes us a trusted partner in delivering secure, efficient, and innovative federal solutions.

Key facilities for which we provide site management services include:

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Kansas City National Security Campus: This site is a production facility that manufactures components used in U.S. national defense systems. These components include mechanical, electronic, and engineered materials.

•	Sandia National Laboratories: This is the nation’s premier science and engineering laboratory for national security and technology innovations.

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Nevada National Security Site: This site is a large, outdoor laboratory with various facilities used for subcritical radiological experiments, training for emergency responders, counterterrorism operations, and national security research.

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Oak Ridge Reservation: This is a former Manhattan Project site undergoing environmental remediation to address contamination from its past operations. The 32,000-acre reservation is part of the EPA Superfund program and is undergoing one of the largest environmental cleanup efforts in the United States.

Control Systems Customers

We serve customers across aerospace end markets, with a focus on Commercial Air Transport and Defense and Space. For the year ended December 31, 2025, our top five CS customers accounted for approximately 30% of total segment revenue and represent the largest global aerospace and defense customers.

Government Contracts

We engage in the research, design, development, manufacture, integration, and sustainment of defense-related products and services for U.S. Government agencies and entities. As a result, our businesses are heavily regulated. We also conduct business with government authorities in other countries either as a Foreign Military Sale, through the U.S. Government, or as a direct sale with the foreign government entity. Such contracts tend to be regulated in a manner similar to U.S. Government contracts. The U.S. Government and governments in other countries may terminate any of our government contracts at their convenience or for default based on our performance requirements. If any of our U.S. Government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our U.S. Government contracts were to be terminated for default, generally the U.S. Government would pay only for the work that has been accepted and could require us to pay the difference between the original contract price and the cost to re-procure the contract items.

U.S. Government Sales

We sell to the U.S. Government acting through its various departments and agencies and through prime contractors, including U.S. Department of War (as both a prime contractor and subcontractor).

	Years Ended December 31,
U.S. Government sales ($ in millions)	2025	2024	2023
Sales to the U.S. Department of War	$4,129	$3,730	$2,867
Sales to other U.S. Government departments and agencies	475	413	446

Total sales to the U.S. Government	$4,604	$4,143	$3,313

Government Regulation

As a global manufacturer and supplier of commercial and general aviation aircraft components and equipment, we and our products and services are subject to regulation by the Federal Aviation Administration (“FAA”), European Union Aviation Safety Agency, UK Civil Aviation Authority, and Transportation Canada, among other international bodies. The military aircraft component industry is governed by military-specific quality standards.

The commercial and general aviation components and systems we supply must meet rigorous certification standards set by one or more of these entities or agencies, and other similar agencies elsewhere in the world. We also must satisfy the requirements of our customers, including OEMs and airlines that are subject to FAA regulations, and provide these customers with products and services that comply with the government regulations applicable to commercial flight operations. The FAA and other aviation authorities require that various maintenance routines be performed on aircraft engines, engine parts, airframes, and other components at regular intervals based on cycles or flight time. The inspection, maintenance, and repair procedures for the various types of aircraft and equipment can be performed only by certified repair facilities utilizing certified technicians. As a provider of MRO services through certified facilities and technicians, we adhere to scheduled inspection and servicing protocols mandated by regulatory agencies and believe that we currently satisfy or exceed regulatory maintenance standards.

In addition to commercial and general aviation, Aerospace supplies defense-related products and services to U.S. Government agencies, entities, and other foreign governments, which require compliance with laws and regulations governing the formation, administration, and performance of such contracts. These laws and regulations, among other things:

•	Require certification and disclosure of all cost or pricing data;

•	Impose unique cost accounting practices;

•	Impose acquisition regulations, which may change over time, that define costs that can be charged to the U.S Government and otherwise govern the right to reimbursement;

•	Require specific security controls;

•	Prohibit the acquisition or use by contractors of materials, products, or services procured from certain countries or entities outside the United States; and

•	Require the review and approval of contractor business systems, including accounting systems, estimating systems, and purchasing systems.

Our operations are further subject to global trade laws and regulations including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations, and the sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control.

Additionally, we are subject to data protection laws, regulations, and customer-imposed controls in numerous jurisdictions, including, but not limited to, the General Data Protection Regulation, the California Consumer Privacy Act, the European Union General Data Protection Regulation, and the Personal Information Protection Law in China. Leveraging our expert Aerospace Government Relations team, we closely monitor regulatory requirements, as our operations may in the future be subject to new or amended regulatory requirements, with a view toward complying with possible future regulations.

Backlog

As of March 28, 2026, our backlog was $18,566 million. Backlog represents the estimated remaining value of work to be performed or products to be shipped under firm contracts. Backlog is equal to our remaining performance obligations under the contracts that meet the guidance on revenue from contracts with customers as discussed in Note 5 Revenue Recognition and Contracts with Customers of the Notes to Combined Financial Statements.

Manufacturing

We apply a disciplined and scalable approach to engineering and manufacturing, leveraging decades of innovation to deliver mission-critical systems across Commercial Air Transport, Business Aviation, and Defense and Space end markets. Our operating system integrates lean principles, digital tools, and global design standards that seek to ensure reliable, high-quality output. We differentiate ourselves through precision engineering, end-market-agnostic technologies, and a vertically integrated supply chain. This lean structure supports continuous improvement and allows us to scale efficiently while maintaining world-class safety and quality standards.

Research, Development, Engineering & Innovation

We prioritize investment in research, development, and engineering to advance mission-critical technologies that address the evolving needs of our customers across Commercial Air Transport, Business Aviation, and

Defense and Space. A core tenet of our research, development, and engineering strategy is to design and develop common systems and technologies that can be deployed across multiple platforms and applications within each of these end markets. This approach enables us to maximize engineering efficiency, streamline certification and manufacturing processes, and drive supply chain optimization, while delivering scalable solutions that meet the stringent requirements of our customers’ diverse aerospace and defense platforms. Our industry-leading engineering management platform helps us ensure that capital and talent are deployed to the highest-impact initiatives with clear pathways to value creation. This digital infrastructure enables real-time, data-driven decision making and a direct line of sight from strategic intent to execution, driving projects from concept to market with maximum efficiency. Every project is measured against operational milestones and ROI, reinforcing a culture of accountability. We focus our innovation pipeline on end-market-agnostic technologies aligned with key industry themes such as enhanced safety, electrification, autonomy, connectivity, and next-generation defense capabilities. Our integrated product lifecycle development process, refined and validated over decades, ensures efficient product stage gates with strong certification capability, maximizing lifecycle value for both commercial and defense platforms. By aligning development milestones with customer requirements, we are able to manage customer expectations and delivery milestones.

Suppliers & Materials

We source a wide range of raw materials, components, and subsystems from a global network of suppliers to support our manufacturing operations. While most inputs are available from multiple sources at competitive prices, certain components requiring specialized specifications or regulatory qualifications may be sourced from a single supplier or limited number of suppliers. In such cases, we employ risk mitigation strategies including safety stock, dual-sourcing, and qualification of alternative vendors. The aerospace industry’s rigorous certification requirements can limit the speed and efficiency of supplier substitution, and external factors such as inflation, geopolitical tensions, and regional conflicts may affect material availability and cost. Over the past several years, we maintained continued delivery performance despite macroeconomic volatility and global supply chain disruptions. Our supply chain maintained resilience through strategic sourcing, digital planning tools, and ongoing investments in supply chain optimization, which enabled us to respond to exogenous shocks.

Properties

Following the separation and distribution, we own our U.S. headquarters located in Phoenix, Arizona. Additionally, we own, lease or otherwise have rights to use a number of facilities, including administration, research and development, manufacturing, warehousing, distribution, and other facilities. We own, lease, or otherwise have rights to use approximately 120 facilities consisting of approximately 35 facilities that we own and approximately 85 facilities that we lease or otherwise have rights to use. The facilities are located throughout the United States and in many other countries around the world, including in Mexico, India, China, Canada, the United Kingdom, the Czech Republic, Germany, and Malaysia.

The table below shows the geographic distribution of our facilities:

Primary Use	Americas	Asia Pacific	EMEA	Total
Manufacturing	38	9	14	61
R&D	17	7	8	32
Corporate/Office	14	4	9	27

Total	69	20	31	120

Intellectual Property

We maintain a broad portfolio of patents, trademarks, copyrights, trade secrets, and other intellectual property (“IP”) rights related to our business and continue to develop and acquire new intellectual property on an ongoing basis. As of December 31, 2025, we own over 9,000 active patent assets (including patent applications)

filed in approximately 30 countries globally to protect our research, development, and engineering investments in new products and services. We believe that our intellectual property rights, the measures taken to build a portfolio of valid and enforceable intellectual property rights, and the deployment of our rigorous processes to protect our critical business knowledge globally, provide a competitive advantage for us. However, there can be no assurance that these intellectual property rights will not be challenged, found invalid, or found unenforceable. Loss of our intellectual property rights could adversely affect our competitiveness.

Honeywell transferred to Aerospace certain IP that is specific to our business. Honeywell has granted to us a license to use other IP that is used in our business, but which Honeywell will retain ownership of, including a trademark license to certain trademarks that contain “Honeywell” for use in our business. See “Certain Relationships and Related Party Transactions—Agreements with Honeywell and Aerospace—Intellectual Property License Agreement” and “Certain Relationships and Related Party Transactions—Agreements with Honeywell and Aerospace—Trademark License Agreement”.

Environmental Matters

Aerospace is subject to a broad range of international, federal, state, and local environmental, health, and safety laws and regulations. These laws govern, among other things, the generation, handling, storage, transportation, treatment, disposal and remediation of hazardous materials and waste, emissions to air and water, occupational health and safety, and the use of certain chemicals in our products and production processes.

Certain operations may require environmental permits, licenses, or authorizations, which we obtain and maintain in accordance with applicable regulatory requirements. These permits may be subject to periodic review, renewal, or modification by regulatory authorities. From time to time, we may be subject to inspections or enforcement actions by government agencies, which could result in fines or penalties or obligations to address certain conditions. We are committed to monitoring our environmental performance and the health and safety of our employees, and we continually assess opportunities for improvement.

Although we currently are not aware of any material environmental or regulatory compliance costs or liabilities, or any risks associated with climate change that would be materially adverse to the company, it is possible that we may incur material costs or liabilities in the future. We will continue to monitor regulatory developments and evolving standards that may affect our operations in the future.

Employees & Employee Relations

As of March 28, 2026, Aerospace employed approximately 36,000 people across more than 90 engineering, manufacturing, corporate, and repair and overhaul facilities globally. Our workforce spans 34 countries, with concentrations in the United States, Mexico, and India. Less than 5% of our U.S.-based employees are represented by labor unions or works councils, and we operate under applicable collective bargaining agreements and local labor regulations. This total employee count excludes approximately 20,000 employees of the Sandia National Laboratories and Kansas City National Security Campus Department of Energy facilities. Honeywell manages these facilities as a contract operator and does not establish or control their human resource policies.

Our employees are central to our ability to deliver mission-critical systems and technologies across Commercial Air Transport, Business Aviation, and Defense and Space. We believe our performance-driven culture, which emphasizes safety, reliability, continuous improvement, and innovation, is a key competitive advantage. Aerospace benefits from a world-class leadership team and a deep bench of tenured technologists with extensive industry experience. The average industry experience across our senior leadership is over 20 years, with an average tenure of 18 years at Honeywell, forming a strong foundation of institutional knowledge and expertise, and our engineering team has an average tenure of 12 years at Honeywell. We seek to empower our team to drive operational efficiency and advance next-generation capabilities for our customers.

Across the organization, employees embody the following behaviors: drive accountability culture, be courageous, build exceptional talent, win together, innovate and create value for customers, and embrace transformation. These principles foster a culture of excellence, agility, and shared success.

Legal Proceedings

We are subject to a number of lawsuits, investigations, and disputes (some of which involve substantial amounts claimed) arising from the conduct of our business, including matters relating to commercial transactions, supply chain disruptions, intellectual property, and environmental, health, and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of adverse judgments or outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on careful analysis of each matter, and if appropriate, with the assistance of outside legal counsel and other experts. See Note 18 Commitments and Contingencies of the Notes to Combined Financial Statements for additional information on our commitments and contingencies.

MANAGEMENT

Executive Officers

The following table sets forth information regarding the individuals who are executive officers of Aerospace. Some of Aerospace’s executive officers were executive officers and employees of Honeywell, but ceased to hold such positions upon the consummation of the separation.

Name	Age	Position
James Currier	60	President and Chief Executive Officer
Joshua Jepsen	48	Senior Vice President and Chief Financial Officer
John Donofrio	64	Senior Vice President, General Counsel and Corporate Secretary
Robert Buddecke	57	President and Chief Executive Officer, Electronic Solutions
David Marinick	60	President and Chief Executive Officer, Engines & Power Systems
Richard DeGraff	53	President and Chief Executive Officer, Control Systems
Karen Arlak	57	Senior Vice President, Chief Human Resources Officer

James Currier, age 60, has served as President and Chief Executive Officer of the Company since the Spin-Off, and served as President and Chief Executive Officer of Honeywell’s Aerospace Technologies segment from August 2023 until the Spin-Off. Previously, he spent nearly two decades in senior roles across the globe at Honeywell, including as President of the Electronic Solutions Strategic Business Unit for the Aerospace Business, President of the Aerospace Business’s Aftermarket organization across Europe, Middle East, Africa and India, and Vice President of Airlines, North America. Since joining the Aerospace Business in 2006, Mr. Currier has held a wide range of leadership positions, including in business strategy development, aftermarket growth initiatives, customer experience, mergers and acquisitions, new product development, and sales. Before joining Honeywell, Mr. Currier was with United Technologies, overseeing the design, development, and testing of upper-stage rocket engine programs. Mr. Currier earned his Bachelor of Science degree in Mechanical Engineering from the University of Miami and was inducted into the International Space Hall of Fame in 2014 for his role on the Delta Clipper X/XA program. Mr. Currier was chosen to lead Honeywell Aerospace and serve as a member of our Board because of his expertise in the aerospace industry, his strong customer relationships, his extensive experience within Honeywell, including managing the operations of the Aerospace Business, and his strong leadership abilities.

Joshua Jepsen, age 48, has served as Chief Financial Officer of the Company since the Spin-Off, and served as Chief Financial Officer of Honeywell’s Aerospace Technologies segment from February 2026 until the Spin-Off. Prior to joining Honeywell, Mr. Jepsen served as Senior Vice President & Chief Financial Officer of Deere & Company from September 2022 to January 2026, overseeing the company’s worldwide accounting and finance function and advising on major financial and strategic issues. Prior to that role, he served as Deputy Financial Officer of Deere & Company from March 2022 to September 2022 and Director, Investor Relations between 2018 and March 2022. Prior to such roles, Mr. Jepsen held senior positions across finance, investor relations, and accounting at Deere & Company, where he started his career in 1999. Mr. Jepsen holds a bachelor’s degree in accounting and Spanish from the University of Northern Iowa and a Master of Business Administration from the University of Michigan’s Ross School of Business.

John Donofrio, age 64, has served as Senior Vice President, General Counsel and Corporate Secretary of the Company since the Spin-Off, and served as General Counsel of Honeywell’s Aerospace Technologies segment from March 2026 until the Spin-Off. Prior to rejoining Honeywell, Mr. Donofrio served as Executive Vice President and General Counsel of Johnson Controls from November 2017 to March 2026. Mr. Donofrio previously served as General Counsel (among other positions) of Mars, Incorporated from 2013 to 2017, of The Shaw Group Inc. from 2009 to 2013, and of Visteon Corporation from 2005 to 2009. Prior to these roles, Mr. Donofrio served as General Counsel of Honeywell’s Aerospace Technologies segment, and prior to his first tenure at Honeywell, Mr. Donofrio was a partner and trial attorney at Kirkland & Ellis LLP. Mr. Donofrio holds a bachelor’s degree in chemical engineering from Rutgers University and a Juris Doctorate and a Master of Laws from George Washington University.

Robert Buddecke, age 57, has served as President and Chief Executive Officer of Electronic Solutions of the Company since the Spin-Off, and served as President, Electronic Solutions of Honeywell’s Aerospace Technologies segment from March 2024 until the Spin-Off. Mr. Buddecke has over 28 years of experience at Honeywell where he has held key leadership roles focused on operational excellence, supply chain performance, strategic growth, and cross-business innovation, including most recently serving as Vice President of Integrated Supply Chain of Honeywell’s Aerospace Technologies segment from 2022 to March 2024 and President Connected Aerospace of Honeywell’s Aerospace Technologies segment from 2021 to 2022. Prior to joining Honeywell, Mr. Buddecke held positions as General Manager, Director of Operations, and Vice President of Strategic Sourcing at Triumph Group. Mr. Buddecke holds a bachelor’s degree in engineering from Arizona State University and a Master of Business Administration from Arizona State University.

David Marinick, age 60, has served as President and Chief Executive Officer of Engines & Power Systems of the Company since the Spin-Off, and served as President, Engines & Power Systems of Honeywell’s Aerospace Technologies segment from May 2020 until the Spin-Off. Mr. Marinick has over 37 years of experience at Honeywell and brings deep expertise in business strategy, engineering leadership, and large-scale program management. Mr. Marinick most recently served as Vice President and General Manager of the Engines Business Enterprise, and previously served in roles including Vice President of the Global Aftermarket office, Vice President of the Business & General Aviation Aftermarket, and Vice President of Strategy & Planning for the Defense & Space unit. Mr. Marinick holds a bachelor’s degree in mechanical engineering from the University of California at Berkeley.

Richard DeGraff, age 53, has served as President and Chief Executive Officer of Control Systems of the Company since the Spin-Off, and served as President, Control Systems of Honeywell’s Aerospace Technologies segment from December 2023 until the Spin-Off. Mr. DeGraff rejoined Honeywell in 2023 after a tenure of over three years at Salesforce, where he served as Senior Vice President of Accelerated Industries. Prior to Salesforce, Mr. DeGraff first joined Honeywell in 2004, where he held a range of leadership positions emphasizing customer engagement, P&L ownership, and business growth. Mr. DeGraff holds a bachelor’s degree in business administration from Arizona State University and a Master of Business Administration from the University of Arizona.

Karen Arlak, age 57, has served as Senior Vice President and Chief Human Resources Officer of the Company since the Spin-Off, and served as Vice President Human Resources of Honeywell’s Aerospace Technologies segment from June 2022 until the Spin-Off. Ms. Arlak served as Vice President Human Resources of Integrated Supply Chain of Honeywell’s Aerospace Technologies segment from 2015 to June 2022 and has over 28 years of experience at Honeywell. Ms. Arlak has a bachelor’s degree in sociology from George Mason University and a master’s degree in human resources management from Keller Graduate School of Management.

Board of Directors

The following table sets forth information regarding those persons who serve on Aerospace’s Board of Directors until their respective successors are duly elected and qualified.

Name	Age	Position
Craig Arnold	67	Chairman of the Board of Directors
William Ayer	71	Director
James Currier	60	Director
D. Scott Davis	74	Director
David Denton	60	Director
Pascal Desroches	62	Director
Deborah Flint	58	Director
General (Retired) David Goldfein	66	Director
Mark Reuss	62	Director
The Honorable Dr. William B. Roper Jr.	46	Director
Michelle Seitz	60	Director

Craig Arnold, age 67, serves as the Chairman of the Board of Directors of the Company, and served as a member of the Honeywell Board of Directors from 2025 until the Spin-Off. Mr. Arnold is the former Chairman of the Board of Directors and Chief Executive Officer of Eaton Corporation, a global intelligent power management company. Prior to becoming Chairman and Chief Executive Officer of Eaton Corporation in 2016, Mr. Arnold served as the President and Chief Operating Officer of Eaton Corporation. Prior to that, Mr. Arnold served as Vice Chairman and Chief Operating Officer of Eaton Corporation’s Industrial Sector from 2009 to 2015. Mr. Arnold previously worked for General Electric Company, where he held roles across the Appliances, Plastics and Lighting businesses. He serves as Lead Director of the Board of Directors of Medtronic and as a director of KKR, Procter & Gamble, the United Way of Greater Cleveland and the Salvation Army of Greater Cleveland. He graduated from California State University, San Bernardino with a bachelor’s degree, and obtained a Master of Business Administration from Pepperdine University. Mr. Arnold was chosen as Chairman of our Board because of his extensive experience managing the operation of multinational industrial and technology companies (including within the aerospace industry), his experience as a chief executive officer and his background as an independent director for multinational public companies (including as chairman and as lead director).

William Ayer, age 71, serves as a member of the Board of Directors of the Company, and served as a member of the Honeywell Board of Directors from 2014 until the Spin-Off. Mr. Ayer is the retired Chairman and Chief Executive Officer of Alaska Air Group, Inc. (“Alaska Air Group”), the parent company of Alaska Airlines and its sister carrier, Horizon Air. Mr. Ayer served as Chief Executive Officer of Alaska Air Group and its subsidiaries through 2012, and as Chairman through 2013. Mr. Ayer began his career with Horizon Air in 1982, where he held a variety of marketing and operations positions. He joined Alaska Airlines in 1995 as Vice President of Marketing and Planning, and subsequently held the posts of Senior Vice President, Chief Operating Officer, and President. In 2002, he became Alaska Air Group’s Chief Executive Officer, and, in May 2003, he was appointed Chairman. Mr. Ayer previously served on the Board of Directors of the Seattle Branch of the Federal Reserve Bank of San Francisco and was a director of Puget Sound Energy, Inc. and Puget Energy, Inc. from January 2005 until January 2015 (serving as Chairman from January 2009 until January 2015). Mr. Ayer has a bachelor’s degree from Stanford University and a Master of Business Administration from the University of Washington. Mr. Ayer offers our Board of Directors expertise in the aviation sector, and our Board will benefit from his extensive expertise at Honeywell and as a chief executive officer and director of public companies, and prior leadership positions across operations and marketing.

James Currier, age 60, serves as a member of our Board. See “Executive Officers” above for Mr. Currier’s biography.

D. Scott Davis, age 74, serves as a member of the Board of Directors of the Company, and served as a member of the Honeywell Board of Directors from 2005 until the Spin-Off. From 2008 to 2014, Mr. Davis served as Chairman and Chief Executive Officer of United Parcel Service, Inc., a leading global provider of package delivery, specialized transportation, and logistics services, and continued as non-Executive Chairman until 2016. Mr. Davis joined United Parcel Service, Inc. in 1986 and served as Vice Chairman starting in December 2006 and as Senior Vice President, Chief Financial Officer and Treasurer starting January 2001. Previously, Mr. Davis held various leadership positions with UPS, primarily in the finance and accounting areas. Prior to joining UPS, he was Chief Executive Officer of II Morrow Inc., a technology company and developer of general aviation and marine navigation instruments. Mr. Davis previously served on the Board of Johnson & Johnson from 2014 to 2024 (including as Chair of the Audit Committee), the Board of the Federal Reserve Bank of Atlanta from 2003 to 2009, including as Chairman in 2009, and as a director of EndoChoice Holdings from 2015 to 2016. Mr. Davis has a bachelor’s degree from Portland State University, and is a Certified Public Accountant. Mr. Davis offers our Board of Directors expertise managing the operations of an international transportation and logistics company, and our Board will benefit from his extensive expertise at Honeywell and as a chief executive officer and director of public companies, and prior leadership positions focused on finance and accounting.

David Denton, age 60, serves as a member of the Board of Directors of the Company. Mr. Denton is the Chief Financial Officer and Executive Vice President for Pfizer Inc. Prior to becoming Chief Financial Officer and Executive Vice President for Pfizer Inc. in 2022, Mr. Denton was the Chief Financial Officer and Executive Vice President for Lowe’s Companies Inc. from 2018 to 2022. Mr. Denton previously worked for CVS Health Corporation where he served as Chief Financial Officer and Executive Vice President, among other leadership roles, prior to which he worked with Deloitte Touche Tohmatsu. He previously served on the Board of Directors of Haleon PLC and Tapestry, Inc. Mr. Denton has a bachelor’s degree from Kansas State University and a Master of Business Administration from Wake Forest University. Mr. Denton offers our Board of Directors expertise managing the operations of a global public company, and our Board will benefit from his experience as a director of public companies and overseeing financial functions and compliance programs.

Pascal Desroches, age 62, serves as a member of the Board of Directors of the Company. Mr. Desroches is Senior Executive Vice President and Chief Financial Officer of AT&T Inc. Prior to becoming Senior Executive Vice President and Chief Financial Officer of AT&T Inc. in 2021, Mr. Desroches served as Executive Vice President of Finance of AT&T Inc. from November 2020 to March 2021. Prior to that, Mr. Desroches served as Executive Vice President and Chief Financial Officer of WarnerMedia from 2018 to 2020 and Executive Vice President and Chief Financial Officer of Turner Broadcasting Systems Inc. from 2015 to 2018. Mr. Desroches was previously a partner at KPMG and served as a professional accounting fellow with the Office of the Chief Accountant at the SEC. He serves as a director on the Federal Reserve Bank of Dallas Board of Directors, United Way of Metropolitan Dallas Board of Directors, and the Board of Trustees of Prep for Prep, and previously served on the Board of Davita Inc. where he chaired the audit committee. Mr. Desroches graduated from St. John’s University with a bachelor’s degree, and obtained a Master of Business Administration from Columbia University. Mr. Desroches offers our Board of Directors expertise in managing the operations of a global public company, and our Board will benefit from his extensive experience as a chief financial officer and director of public companies, with responsibilities across financial planning, accounting, tax, auditing, treasury, investor relations, and corporate real estate functions.

Deborah Flint, age 58, serves as a member of the Board of Directors of the Company, and served as a member of the Honeywell Board of Directors from 2019 until the Spin-Off. Ms. Flint is the President and Chief Executive Officer of the Greater Toronto Airports Authority (“GTAA”). Prior to joining GTAA in 2020, Ms. Flint served as Chief Executive Officer of Los Angeles World Airports for more than four years and had previously held senior roles at the Port of Oakland for 23 years. Ms. Flint currently serves as a director on the Airport Council International World Board and is the Board Chair of the World Standing Safety and Technical Committee. Ms. Flint also previously served on President Obama’s Advisory Committee on Aviation Consumer Protection and as the Chair of the Oversight Committee of the Transportation Research Board’s Airport Cooperative Research Program. She co-chaired the Blue Ribbon Task Force on UAS Mitigation at Airports and served as a federal appointee to the U.S. Department of Transportation’s Drone Advisory Committee. Ms. Flint previously served on the Board of Directors of the Los Angeles Branch of the Federal Reserve Bank of San Francisco. Ms. Flint has a bachelor’s degree from San Jose State University. Ms. Flint offers our Board of Directors expertise in the aviation sector, and our Board will benefit from her extensive experience with transportation projects and leading airports, including significant insight and experience in public and private partnerships.

General (Retired) David Goldfein, age 66, serves as a member of the Board of Directors of the Company. General Goldfein is a Senior Advisor with Blackstone Investment Group, working across its businesses and portfolio companies, and a Principal with WestExec Advisors since 2023. Prior to joining Blackstone in 2021, General Goldfein had a 37-year career as a pilot in the United States Air Force where he commanded at every level and finished his career as the 21st Chief of Staff of the Air Force, the highest ranking military officer, from 2016 to 2020. General Goldfein chairs the board of Google Public Sector and Draken International LLC and is a member of the National Security Advisory Board for Shield Capital. General Goldfein is also the Chairman of the board of the United Services Organization and serves on the board of the Air Force Association. General Goldfein graduated from the U.S. Air Force Academy with a bachelor’s degree and obtained a master’s degree in business administration from Oklahoma City University. General Goldfein offers our Board of Directors expertise in the aviation sector, and our Board will benefit from his experience and leadership in the defense and public sectors.

Mark Reuss, age 62, serves as a member of the Board of Directors of the Company. Mr. Reuss is currently the President of General Motors, where he leads the company’s global strategy to deliver one of the industry’s broadest product portfolios. Mr. Reuss has served as President of General Motors since 2019 and began his career at General Motors in 1983, and held leadership roles such as Executive Vice President, Global Product Development, Purchasing and Supply Chain and Vice President of Global Engineering. He serves as a board member of Cadillac Formula 1 Team Holdings, board chair of The Henry Ford, and is a member of the board of trustees of the Cranbrook Educational Community, the Detroit Workforce Development, the Detroit Education Coalition, and the CEO Leadership Group on Regional Economic Development. Mr. Reuss has a bachelor’s degree from Vanderbilt University and a Master of Business Administration from Duke University. Mr. Reuss offers our Board of Directors expertise in the automotive and transportation sectors, and our Board will benefit from his extensive experience from leadership positions in product development, purchasing and supply chain, program management, engineering, and regional management, including transitions toward electrification and autonomous technologies.

The Honorable Dr. William B. Roper Jr., age 46, serves as a member of the Board of Directors of the Company. Dr. Roper is the founder and Chief Executive Officer of Istari Digital, building AI-native engineering infrastructure for aerospace and defense. He is also Distinguished Professor of the Practice at Georgia Tech’s Sam Nunn School of International Affairs, an advisory council member at the Georgia Tech Research Institute, and an advisor to Insight Partners. Prior to founding Istari Digital in 2022, Dr. Roper served as the Assistant Secretary of the United States Air Force for Acquisition, Technology and Logistics from 2018 to 2021, directing over $60 billion in annual procurement. Prior to that, Dr. Roper served as the founding Director of the Pentagon’s Strategic Capabilities Office from 2012 to 2018, developing more than $1 billion in advanced weapons annually. Dr. Roper previously held positions at the MIT Lincoln Laboratory and the Missile Defense Agency. He is a board member of Hermeus Corporation and Ursa Major Technologies Inc., and an Honorary Group Captain in the U.K. Royal Air Force. Dr. Roper graduated from Georgia Tech with a bachelor’s degree and a master’s degree in physics and received a doctorate in mathematics from Oxford University. Dr. Roper offers our Board of Directors expertise in the aviation and defense sectors, and our Board will benefit from his extensive experience in the public and private sectors, including managing the U.S. Air Force and Space Force’s portfolio for technology, procurement and logistics.

Michelle Seitz, age 60, serves as a member of the Board of Directors of the Company. Ms. Seitz is the founder and Chief Executive Officer of MeydenVest Partners, an investment and strategic advisory firm. Prior to founding MeydenVest Partners in 2022, Ms. Seitz served as the Chairman of the Board of Directors and Chief

Executive Officer of Russell Investments from 2017 to 2022. Ms. Seitz previously held various senior level positions at William Blair from 1996 to 2017, most recently serving as the Chief Executive Officer of William Blair Investment Management. She serves as a board member of MetLife, MSCI Inc., Fred Hutch Cancer Center, and Sana Biotechnology, Inc., where she is the Chairperson of the Audit Committee. Ms. Seitz has a bachelor’s degree from the Kelley School of Business at Indiana University and is a Chartered Financial Analyst. Ms. Seitz offers our Board of Directors expertise in managing public and private companies, and our Board will benefit from her extensive experience as a chief executive officer and director of public companies.

Aerospace’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) provides that, until the annual shareowner meeting in 2030, Aerospace’s Board of Directors will be divided into three classes, with each class consisting, as nearly as reasonably possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the 2027 annual meeting of shareowners. The directors designated as Class II directors will have terms expiring at the 2028 annual meeting of shareowners. The directors designated as Class III directors will have terms expiring at the 2029 annual meeting of shareowners. Commencing with the 2028 annual meeting until the board is no longer classified, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2030 annual meeting. Commencing with the 2030 annual meeting of shareowners, all directors will be elected annually and for a term of office to expire at the next annual meeting of shareowners, and Aerospace’s Board of Directors will thereafter no longer be divided into classes.

Director Independence

Under our Corporate Governance Guidelines and Nasdaq listing requirements, a majority of our directors must be independent.

Before joining the Board of Directors and annually thereafter, each director completes a detailed questionnaire that provides information about relationships that may affect the independence determination or that may otherwise require disclosure. The Nominating and Governance Committee then completes an assessment considering all known relevant facts and circumstances about any relationship bearing on the independence of a director or nominee. In determining the independence of our directors, the Nominating and Governance Committee considers sales and purchases of products and services, in the ordinary course of business, between Aerospace (including its subsidiaries) and other companies, as well as charitable organizations, where nominees are or have been executive officers.

The Board of Directors has affirmatively determined that all of the directors, other than Mr. Currier who is employed by Aerospace, are independent under the Independence Policy and Nasdaq requirements. Specifically, none of the directors, other than Mr. Currier, has a business, financial, family or other relationship with Aerospace that is considered material.

Board Committees

The Board of Directors has the following three standing committees: the Audit Committee, the Nominating and Governance Committee, and the Compensation Committee. Each standing committee is composed exclusively of independent directors. Each standing committee has the authority to retain independent advisors to assist in the fulfillment of its responsibilities, to approve the fees paid to those advisors and to terminate their engagements. The Board of Directors has adopted written charters for each committee, which have been made available on our website in connection with the distribution.

Audit Committee

The Audit Committee has been established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of the Audit Committee are more fully described in the Audit Committee charter. The Audit Committee, among other duties, assists the Board in overseeing:

•	management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls);

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications, independence and compensation of our outside auditor;

•	the performance of our internal audit function;

•	the outside auditor’s annual audit of our financial statements;

•	our risk management assessment; and

•	the preparation of certain reports required by the rules and regulations of the SEC.

Compensation Committee

The responsibilities of the Compensation Committee are more fully described in the Compensation Committee charter and include, among other duties:

•	determining and approving the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executives;

•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;

•	reviewing the operation and structure of our compensation program; and

•	preparing any report on executive compensation required by the rules and regulations of the SEC.

Nominating and Governance Committee

The responsibilities of the Nominating and Governance Committee are more fully described in the Nominating and Governance Committee charter and include, among other duties:

•

identifying, reviewing and recommending to the Board individuals for election to the Board consistent with the qualifications and criteria for election to the Board established by our Board from time to time;

•	adopting and reviewing policies regarding the consideration of candidates for the Board proposed by shareowners and other criteria for membership on the Board;

•

reviewing and recommending to the Board changes to the Corporate Governance Guidelines applicable to Aerospace and reviewing Aerospace’s policies and programs relating to health, safety, and environmental matters and other similar matters; and

•	overseeing the Board’s annual self-evaluation.

How We Make Pay Decisions and Assess Our Programs

During our fiscal year ended December 31, 2025, Aerospace was not an independent public company, and did not have a compensation committee or any other committee serving a similar function. Decisions regarding the compensation of those who currently serve as our executive officers were made by Honeywell, as described in the section of this prospectus entitled “Compensation Discussion and Analysis.”

Corporate Governance

Our Commitment to Sound Corporate Governance

Aerospace is committed to strong corporate governance practices that are designed to maintain high standards of oversight, accountability, integrity, and ethics, while promoting long-term growth in shareowner value.

Our governance structure enables independent, experienced and accomplished directors to provide advice, insight and oversight to advance the interests of Aerospace and our shareowners. Aerospace strives to maintain sound governance standards, as reflected in our Certificate of Incorporation and Amended and Restated Bylaws (the “Bylaws”), Code of Business Conduct, Corporate Governance Guidelines, our systematic approach to risk management, and in our commitment to transparent financial reporting and strong internal controls.

The following documents are available on our website https://investor.honeywellaerospace.com/, where you will be able to access information about corporate governance at Aerospace, including:

•	our Corporate Governance Guidelines;

•	our Board Committee Charters;

•	our Certificate of Incorporation and Bylaws;

•	our Code of Business Conduct; and

•	information about how to communicate concerns to the Board of Directors.

The Aerospace website and the information contained therein or connected thereto are not incorporated into this prospectus, or in any other filings with, or any information furnished or submitted to, the SEC.

Shareowner Engagement

Aerospace will engage with shareowners on a regular basis throughout the year to discuss a range of topics, including performance, strategy, risk management, executive compensation, corporate governance and sustainability. Each year after the proxy statement relating to our annual meeting of shareowners is filed, we will plan to hold discussions that generally focus on the clarity and effectiveness of our disclosures and on matters that are of interest to investors. We will also plan to discuss other topics with investors, which may include leadership structure, corporate social responsibility and sustainability initiatives.

Board Leadership Structure

The Nominating and Governance Committee will routinely review our governance practices and board leadership structure. We do not have a policy addressing whether the offices of Chairman of the Board and CEO should be vested in the same person or two different people, or whether the Chairman should be an employee of the Company or should be elected from among the non-employee directors. This determination is part of the corporate governance and succession planning process and will be made when the Company elects a new CEO or from time to time depending on the strategic needs of the Company.

Craig Arnold, a non-executive independent director, currently serves as Chairman of our Board.

Board Self-Evaluation Process

The Board will evaluate annually its own performance and that of the standing committees. The Nominating and Governance Committee is responsible for and oversees the design and manner in which the annual self-evaluation is completed. The Chairman, if an independent director, or the Lead Director, if the Chairman is not an independent director, and the Chairman of the Nominating and Governance Committee jointly lead the self-evaluation process.

The self-evaluation will focus on the Board’s and its committees’ overall effectiveness and will inform the Board’s consideration of certain elements, including the following:

•	board roles;

•	succession planning;

•	refreshment objectives, including in a manner that serves the business and strategic needs of the Company; and

•	opportunities to increase the Board’s effectiveness, including the addition of new skills and expertise.

The self-evaluation process is expected to generate constructive comments and discussion, and is expected to result in improvements to our corporate governance practices and the Board’s effectiveness.

Board Criteria and Nominating Process

The Nominating and Governance Committee has primary responsibility for regularly reviewing with the Board the key skills and areas of expertise that are most important in selecting candidates to serve as directors, taking into account Aerospace’s growth and commercial strategy and the mix of capabilities and experience already represented on the Board. As part of the Board’s annual evaluation of its overall effectiveness, the Board will consider whether its composition reflects the diversity of experience, skills, and perspectives that continuously enhance the Board’s ability to carry out its oversight role and to effectively support Aerospace’s growth and commercial strategy. Based on these considerations, the Board will adjust the priority it gives to various director qualifications when identifying candidates.

The Corporate Governance Guidelines and Bylaws do not impose term limits because such limits may unnecessarily cause the loss of experience and expertise important to the optimal operation of the Board. However, the Board’s self-evaluation process, including individual director evaluations, is expected to contribute to the Nominating and Governance Committee’s consideration of each incumbent director as part of the nomination process.

The Bylaws establish advance notice procedures with respect to the nomination by shareowners of candidates for election as a director. Eligible shareowners will also be permitted to include their own director nominees in Aerospace’s proxy materials under the circumstances set forth in the Bylaws. Generally, a shareowner or a group of up to 20 shareowners, who has maintained continuous qualifying ownership of at least 3% of Aerospace’s outstanding common stock for at least three years, will be permitted to include director nominees constituting up to 20% of the Board in the proxy materials for an annual meeting of shareowners if such shareowner or group of shareowners complies with the other requirements set forth in the proxy access provision of the Bylaws.

Board Qualification Standards

The initial Board was selected through a process involving both Honeywell and Aerospace. The initial directors began their terms substantially concurrently at the time of the Spin-off, with the exception of Pascal Desroches, an independent director who began his term on June 14, 2026 and serves on our Audit Committee.

Code of Business Conduct

We adopted a written code of business conduct (which applies to all employees, officers and directors) that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	the protection of the confidentiality of our non-public information;

•	the responsible use of and control over our assets and resources;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code of business conduct and prompt internal reporting of any possible violation of the code of business conduct.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we set forth, in our corporate governance policies, certain processes by which shareowners and other interested third parties may communicate with non-management members of the Board.

Procedures for Approval of Related Persons Transactions

Aerospace has adopted a written policy for the review of transactions with related persons (the “Related Person Transactions Policy”). The Related Person Transactions Policy requires review, approval or ratification of transactions that remain ongoing and have a remaining term of more than twelve months or transactions exceeding $120,000 in which Aerospace is a participant and in which an Aerospace director (or nominee to become a director), executive officer, a beneficial owner of 5% or more of Aerospace’s outstanding shares, or an immediate family member or certain affiliated entities of any of the foregoing persons has a direct or indirect material interest. Any such transactions are required to be reported for review by the General Counsel, who will assess whether the transaction is a transaction with a related person, as such term is defined under Aerospace’s policy and the relevant SEC rules. Following this review, the Nominating and Governance Committee will determine whether the transaction can be approved or not, based on whether the transaction is determined to be in, or not inconsistent with, the best interests of Aerospace and its shareowners. In making this determination, the Nominating and Governance Committee will take into consideration, among other things, the terms of the transaction and the terms available to unrelated third parties or to employees generally.

COMPENSATION

Our Nominating and Governance Committee will periodically review and make recommendations to our Board of Directors regarding the form and amount of compensation for non-employee directors. Directors who are also our employees are expected to receive no compensation for service on our Board of Directors. Our Board of Directors has approved an initial director compensation program for Aerospace that is designed to enable continued attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active Board of Directors membership. This program is described in further detail below.

Annual Compensation

In general, we believe that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on our Board of Directors and its committees, and an equity component, designed to align the interests of directors and stockholders and, to create an incentive for continued service on our Board of Directors, generally vesting on the earlier of the first anniversary of the grant date and the Annual Meeting of Stockholders.

Cash Retainer	$120,000

Board Chairman – Additional Cash Retainer	$175,000

Board Committee Membership – Additional Cash Retainer

Audit Committee Chair: $30,000

Audit Committee Member: $15,000

Compensation Committee Chair: $20,000

Compensation Committee Member: $10,000

Nominating and Governance Committee Chair: $20,000

Nominating and Governance Committee Member: $10,000

Other Committee Chair: $20,000

Other Committee Member: $10,000

Annual Equity Grants

Restricted stock units vest on the earliest of the first anniversary of the date of grant, the director’s death or disability, or removal from the Board coincident with the occurrence of a change in control.	Each non-employee director receives an annual restricted stock unit grant with a target value of $130,000 on the date of the Annual Meeting of Stockholders. New directors in 2026 will receive a prorated award for the partial year commencing on the distribution.

Common Stock Equivalents	Each non-employee director’s account in the Deferred Compensation Plan for Non-Employee Directors will be credited with $60,000 in common stock equivalents at the beginning of each calendar year. Dividend equivalents are credited with respect to these amounts. Payment of these amounts (in cash, as either lump sum or installments) is deferred until termination of Board service.

Cash elements are paid in quarterly installments and prorated for partial years of service.

For a summary of the treatment of Honeywell equity awards held by members of the Honeywell Board of Directors who are joining our Board of Directors in connection with the distribution, please see “Treatment of Equity-Based Compensation.”

Other Benefits

Non-employee directors are also be provided with $350,000 in business travel accident insurance.

Stock Ownership Guidelines

Under our Corporate Governance Guidelines, each non-employee director, while serving as a director of Aerospace, must hold Aerospace common stock (including unvested restricted stock units) with a market value of at least five times the annual cash retainer (or $600,000) before being permitted to sell any Aerospace common stock holdings, including net shares from vesting of restricted stock unit grants (i.e., shares vested less shares required to pay applicable taxes). Directors have five years from election to the Board to attain the prescribed ownership threshold.

Treatment of Equity-Based Compensation

Equity awards outstanding at the time of the distribution were adjusted with the intent to maintain the economic value of those awards before and after the distribution.

Honeywell equity awards held by Aerospace employees and directors are treated as described below. Except as otherwise described, the terms of the awards, such as the vesting schedule, generally continue unchanged following the distribution.

Restricted Stock Units	Honeywell restricted stock units were converted into Aerospace restricted stock units of comparable value.

Performance Stock Units	Honeywell performance stock units were converted into Aerospace restricted stock units of comparable value, with any applicable performance goals deemed achieved based on target level performance (except that 2025-2027 performance stock units will also be subject to a relative TSR modifier comparing the TSR of Aerospace common stock to the TSR of the XLI index from the distribution through December 31, 2027).

Stock Options	Honeywell stock options held by Aerospace employees were converted into options of comparable value to purchase Aerospace common stock. Honeywell stock options held by members of the Honeywell Board of Directors who joined our Board of Directors were adjusted so that each award of stock options was converted into an award of stock options that relates to Honeywell common stock and an award of stock options that relates to Aerospace common stock.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

For purposes of this executive compensation disclosure, the individuals who serve as executive officers of Aerospace are listed below. We refer to these individuals as our “executive officers.”

•	James Currier – President and Chief Executive Officer

•	Joshua Jepsen – Senior Vice President and Chief Financial Officer

•	John Donofrio – Senior Vice President, General Counsel and Corporate Secretary

•	Robert Buddecke – President and Chief Executive Officer, Electronic Solutions

•	David Marinick – President and Chief Executive Officer, Engines & Power Systems

•	Richard DeGraff – President and Chief Executive Officer, Control Systems

•	Karen Arlak – Senior Vice President, Chief Human Resources Officer

Pursuant to SEC guidance in Regulation S-K Compliance and Disclosure Interpretation 217.01, information regarding historical compensation provided by Honeywell to our executive officers for periods before the distribution is not required, since there is not continuity of management of the Aerospace Business as described in the applicable SEC guidance. Rather, there is the new management who have been named executive officers, including Mr. Jepsen, who serves as the Chief Financial Officer of Aerospace, and Mr. Donofrio, who is General Counsel and Corporate Secretary of Aerospace. With respect to our executive officers who were historically employed by Honeywell, they provided services to both the Aerospace Business and to Honeywell, and in certain cases, the types of services they provide with respect to the Aerospace Business are expected to change as a result of the distribution.

However, since Mr. Currier was a named executive officer (“NEO”) of Honeywell prior to the distribution, and because Aerospace generally has aligned its initial post-distribution executive compensation programs with Honeywell’s executive compensation programs, we believe that the historical compensation that Mr. Currier received from Honeywell is relevant for an understanding of the go-forward executive compensation program of Aerospace. We have therefore determined to provide disclosure of Mr. Currier’s historical compensation information in this Compensation Discussion and Analysis (“CD&A”) even though it is not required under the SEC guidance. In addition, in alignment with SEC guidance, this disclosure focuses on compensation that we provided and expect to provide to our executive officers in connection with and following the distribution, including go-forward compensation terms, summaries of the equity plan and severance plan that we adopted, and a description of the compensation practices and policies expected to apply to our executive officers.

Executive Compensation Philosophy and Approach

Honeywell Practice

Honeywell’s executive compensation program creates long-term shareowner value through four key objectives:

•

Attract and Retain World-Class Leadership Talent with the skills and experience necessary to develop and execute business strategies, drive superior financial results, and nimbly adapt and react to constantly evolving end-market conditions in an enterprise with the company’s scale, breadth, complexity, and global footprint.

•	Emphasize Variable, At-Risk Compensation with an appropriate balance of near-term and long-term objectives that align executive and shareowner interests.

•

Pay for Superior Results and Sustainable Growth by rewarding and differentiating among executives based on the achievement of enterprise, business unit, and individual objectives as well as efforts to advance Honeywell’s long-term growth initiatives.

•	Manage Risk Through Oversight and Compensation Program Design Features and Practices that balance short-term and long-term incentives, are not overly leveraged, and cap maximum payments.

Going Forward

Following the distribution, our executive compensation objectives and approach are initially similar to Honeywell’s. Our Compensation Committee will review these objectives and approach to ensure they meet our business needs and strategic objectives moving forward.

Compensation Process

In carrying out its responsibilities, the Honeywell Management Development and Compensation Committee (the “Honeywell MDCC”) balances a number of important considerations, including:

•	The importance of aligning pay with company and individual performance.

•

The need to attract, retain, and reward executives with a proven track record of delivering consistent financial and operating results and driving “seed-planting” initiatives that will create sustainable long-term shareowner value.

•	The complex multi-industry and global nature of Honeywell’s businesses and the importance of growth outside of the United States for future success.

•	The importance of maintaining and executing on a thorough and rigorous succession planning process.

Key factors that shape the Honeywell MDCC’s overall assessment of performance and appropriate levels of compensation include:

•	Operational and financial performance for the entire company and the relevant business units.

•	Robust financial and operating goals and targets for each executive.

•	Business/macroeconomic conditions impacting the industries in which Honeywell’s businesses operate.

•	Execution against strategic initiatives and the impact of investments that will benefit financial performance in future years.

•	Each executive’s long-term leadership potential and associated retention risk.

•	The senior executive development and succession plan.

•	Total shareowner return (TSR).

•	Trends and best practices in executive compensation.

•	Peer group comparisons, including performance, pay levels, and related practices.

The Honeywell MDCC reviews these factors over various time periods to ensure a strong linkage between pay and performance and to provide historical context and an understanding of how current compensation decisions may affect future wealth accumulation and executive retention.

On an annual basis, the Honeywell MDCC reviews information provided by its independent compensation consultant regarding compensation paid to similarly situated executive officers at compensation peer group companies as a point of reference. Similarly, third-party survey data or published reports may be utilized as a general indicator of relevant market conditions. The Honeywell MDCC does not target a specific competitive position relative to the market in making its compensation determinations.

Going Forward

Following the distribution, our executive compensation process generally follows the same process as Honeywell’s executive compensation process. Our Compensation Committee will review all aspects of its process and may make adjustments that it believes are appropriate.

Compensation Peer Group

Honeywell Practice

To ensure appropriate levels of executive officer compensation and the alignment of pay and performance, the Honeywell MDCC believes it is important to understand how Honeywell compares to other relevant companies.

On an annual basis, the Honeywell MDCC reviews information provided by its independent compensation consultant regarding compensation paid to similarly situated executive officers at a group of companies that are considered “Honeywell’s Compensation Peer Group” and assesses Honeywell’s financial performance against these companies. Although the Honeywell MDCC does not target a specific competitive position relative to its comparator group, this information provides the Honeywell MDCC (and the independent directors of the full Honeywell board of directors in the case of the Honeywell CEO) a point of reference when making its compensation determinations with respect to the Honeywell NEOs. In addition, the Honeywell MDCC periodically reviews relative financial performance against a subset of companies with complex multi-industry characteristics, like Honeywell, or relevant indices.

The companies selected by the Honeywell MDCC for inclusion in Honeywell’s 2025 Compensation Peer Group have one or more of the following attributes:

•	Business operations with similar scope and complexity to Honeywell.

•	Industrial companies with technology drivers.

•	Peer group overlap with potential peer (e.g., peer of peer).

•	Global scope of operations and/or diversified product lines.

•	Within reasonable range of sales and/or market capitalization.

•	Demonstrated competitor for executive talent.

The Honeywell MDCC reviews the appropriateness of Honeywell’s Compensation Peer Group companies on an annual basis and discusses whether any changes are necessary. No changes were made to Honeywell’s Compensation Peer Group in 2025.

The following table lists Honeywell’s Compensation Peer Group companies for 2025:

Aerospace & Defense	Machinery	Chemicals
The Boeing Company	Deere & Company	DuPont de Nemours, Inc.
General Dynamics Corporation	Caterpillar Inc.	Dow Inc.
Lockheed Martin Corporation	Illinois Tool Works Inc.
RTX Corporation
GE Aerospace

Electrical Equipment	Oil & Gas	Industrial Conglomerates
Eaton Corporation plc	Schlumberger Limited	3M Company
Emerson Electric Co.	Phillips 66

Building Products	Technology/Communications Equip.	Technology/Medical Equipment
Johnson Controls International plc	Cisco Systems, Inc.	Medtronic plc

Going Forward

Set forth below is a list of the peer group companies that was used for purposes of determining the initial compensation terms for our executive officers included in the offer letters summarized later in this section under the heading “Compensation Discussion and Analysis—Aerospace Offer Letters.” The Compensation Committee of Aerospace will determine the executive compensation peer group to be used by Aerospace going forward.

•	The Boeing Company

•	Eaton Corporation plc

•	Garmin Ltd.

•	General Dynamics Corporation

•	GE Aerospace

•	Howmet Aerospace Inc.

•	Huntington Ingalls Industries, Inc.

•	L3Harris Technologies, Inc.

•	Northrop Grumman Corporation

•	Parker-Hannifin Corporation

•	RTX Corporation

•	Textron Inc.

•	TransDigm

Components of Executive Compensation and Benefits

Honeywell Practice

The following table provides an overview of Honeywell’s executive compensation program as applied to Mr. Currier and describes the link between each of its regular direct compensation elements and its business strategy and performance. The table below does not include the one-time equity award granted to Mr. Currier, which is described in “Separation Transactions Incentive Awards” below.

		Element	Description	Link to Strategy and Performance
FIXED		BASE SALARY	• Base salaries are determined based on scope of responsibility, years of experience, and individual performance.	• To attract and compensate high-performing and experienced leaders at a competitive level of cash compensation.

VARIABLE	SHORT- TERM	ANNUAL INCENTIVE COMPENSATION PLAN (ICP)

•

80% of payouts is based on formulaic determination against pre-established financial metrics (half of his calculated award is tied to performance metrics of the Aerospace Technologies business); 15% of payouts are determined based on assessment of individual performance; and 5% of payouts are determined based on Corporate Responsibility KPIs.

• To motivate and reward executives for achieving annual corporate, business unit, functional goals and Corporate Responsibility KPIs in key areas of financial and operational performance.
	LONG- TERM INCENTIVES (LTI)	PERFORMANCE STOCK UNITS (PSUs) (2025-2027)

•

Mr. Currier is awarded PSUs, which constitute 50% of annual LTI. PSU earned awards will be determined at the end of the three-year period based on four equally weighted metrics: three-year total shareowner return (TSR) relative to the 2025 Compensation Peer Group and cumulative revenue, average return on investment (ROI), and average segment margin rate measured over a three-year period.

• Focuses executives on the achievement of specific long-term financial performance goals.
		STOCK OPTIONS	• 25% of annual LTI.	• Directly aligns the interests of our executives with shareowners. Stock options only have value for executives if operating performance results in stock price appreciation.
		RESTRICTED STOCK UNITS (RSUs)	• 25% of annual LTI.	• Strengthens key executive retention over relevant time periods to ensure consistency and execution of long-term strategies.

Separation Transactions Incentive Awards

In February 2025, concurrent with the 2025 LTI grants, Honeywell granted Mr. Currier a one-time equity award to safeguard continuity of his leadership through the completion of the distribution and to incentivize his leadership for the successful completion of Honeywell’s critical and unique transformational activities. The award was designed to align actual payouts with shareowner experience over the vesting period, consisting of 60% stock options and 40% RSUs. The stock option portion of the award relates to 43,335 shares of Honeywell common stock with a per share exercise price of $198.89 and the RSU portion of the award relates to

6,168 shares of Honeywell common stock. These amounts reflect the equitable adjustment that was made to all outstanding Honeywell equity awards held by Mr. Currier in connection with the completion of Honeywell’s spin-off of Solstice Advanced Materials. The award vested 50% at the completion of the distribution and will vest 50% at the one-year anniversary of the distribution. There is no value associated with this award included in the Summary Compensation Table because no compensation expense was required to be recognized with respect to the award in 2025 due to the probable outcome of the performance-based vesting condition. This one-time award was unique to the circumstances of Honeywell’s spin-offs and portfolio transformation, and the Honeywell MDCC did not grant any additional one-time awards to Mr. Currier.

Going Forward

Following the distribution, our executive compensation program generally includes the same elements as Honeywell’s executive compensation programs. Our Compensation Committee will review the primary elements of our executive compensation program, and mix thereof, to ensure they meet our business needs and strategic objectives moving forward. This will include a review of base salary as well as short-term and long-term incentive programs and other elements of compensation.

2025 Executive Compensation Decisions

2025 Base Salary

Honeywell Practice

Base salaries of executives are reviewed annually to determine if any adjustment is warranted. Several factors are considered, including scope of responsibility, required knowledge, individual performance, country’s salary budget, demonstration of Honeywell’s behaviors and relative market position.

For 2025, Mr. Currier received an annual base pay increase of 10% as a part of the annual compensation process.

Going Forward

Following the distribution, our Compensation Committee will establish base salary levels for our executive officers taking into account a review of benchmarking data for similar roles, individual performance, and competitive positioning.

2025 Short-Term Incentive Compensation

Honeywell Practice

Honeywell’s annual incentive compensation plan (the “Honeywell ICP”) is designed to motivate and reward executives for their contributions. For Mr. Currier, 80% of the ICP award earned was determined based on performance against financial targets established by the MDCC in early February 2025 (based on the mid-point of external guidance), 15% of the award was determined based on the MDCC’s qualitative assessment of individual 2025 performance against objectives and his significant accomplishments, and 5% of the awards was determined based on the MDCC’s assessment of performance against Corporate Responsibility KPIs set for 2025. The potential attainment percentage for each of the formulaic, individual qualitative, and Corporate Responsibility portions of the award could range from 0% to 200% of target. The individual 2025 ICP target amount for Mr. Currier was determined by multiplying his 2025 ICP applicable base salary by his individual ICP target award percentage. Mr. Currier’s individual ICP target award percentage for 2025 was 100%.

After applying the formulaic payout percentages for financial targets (80% weight), deciding individual qualitative attainment percentage based on assessment of individual performance in 2025 (15% weight), and deciding the appropriate Corporate Responsibility portion payout percentage (5% weight), the MDCC approved 2025 ICP payment for Mr. Currier as follows:

	Formulaic Portion(1)						Qualitative Portion(2)						Corporate Responsibility Portion(3)					Total Individual ICP Payout Percentage	Target 2025 ICP Award Amount(4)	Actual 2025 ICP Award
	Attainment	x	Weight	=	Payout%	+	Attainment	x	Weight	=	Payout%	+	Attainment	x	Weight%	=	Payout%
Mr. Currier	106%		80%		85%		200%		15%		30%		200%		5%		10%	125%	$828,225	$1,033,600

(1)	Attainment based on performance against 2025 ICP Goals. Possible attainment can range from 0% to 200%. Payout % can range from 0% to 160%.
(2)	Attainment based on MDCC individual assessment. Attainment can range from 0% to 200%. Payout % can range from 0% to 30%.
(3)	Attainment based on MDCC group assessment. Attainment can range from 0% to 200%. Payout % can range from 0% to 10%.
(4)	The Target 2025 ICP Award Amount for Mr. Currier was determined as follows:

	2025 Applicable Base Salary (a)	x	Individual Target ICP Award %	=	Target 2025 ICP Award Amount
Mr. Currier	$828,225		100%		$828,225

(a)	ICP applicable base salary (base salary earned) for the 2025 calendar year, determined in accordance with the ICP plan document.

Going Forward

Following the distribution, our Compensation Committee will develop a short-term incentive plan focused on near-term operational and financial goals that support our business objectives, while also allowing for meaningful pay differentiation tied to performance of individuals and groups.

2025 Long-Term Incentive Compensation

Honeywell Practice

Honeywell’s long-term incentives (“Honeywell LTI”) focus on the achievement of specific long-term financial performance goals directly aligned with Honeywell’s operating and strategic plans. For 2025 LTI awards to Mr. Currier, the MDCC determined a total annual Honeywell LTI value to be awarded and then allocated the award between PSUs, RSUs, and stock options based on the mix proportions described above. Total 2025 Honeywell LTI value awarded to Mr. Currier was $4,000,000. The disclosure below regarding Honeywell’s regular annual LTI program does not include the one-time equity award granted to Mr. Currier, which is described in “Separation Transactions Incentive Awards” above.

Performance Stock Units

PSUs granted to Mr. Currier in 2025 represented 50% of his total annual Honeywell LTI value and mix. PSUs are earned at the end of the three-year performance period based on four equally weighted metrics: three-year total shareowner return (TSR) relative to the 2025 Compensation Peer Group and cumulative revenue, average return on investment (ROI), and average segment margin rate measured over three-year periods:

THREE-YEAR CUMULATIVE REVENUE	THREE-YEAR AVERAGE ROI

• Measures the effectiveness of Honeywell’s organic growth strategies, including new product introduction and marketing and sales effectiveness, as well as projected growth in end markets.	• Focuses leadership on making investment decisions that deliver profitable growth.

• Adjusted at measurement to exclude the impact of corporate transactions during the period (e.g., acquisitions and divestitures) and fluctuations in foreign currency rates.	• Adjusted at measurement to exclude the impact of corporate transactions during the period and the impact of pensions. Results will not be adjusted for foreign currency changes over the cycle.

THREE-YEAR AVERAGE SEGMENT MARGIN RATE	THREE-YEAR RELATIVE TSR

• Focuses executives on driving continued operational improvements and delivering synergies from recent corporate actions and prior period acquisitions.	• Measures Honeywell’s cumulative TSR relative to the 2025 Compensation Peer Group over a three-year performance period commencing January 1, 2025.

• Adjusted at measurement to exclude the impact of corporate transactions during the period. Results will not be adjusted for foreign currency changes over the cycle.

•

The beginning point for TSR determination (all companies) will be based on an average using the first 30 trading days of the performance period. The ending point will be based on an average using the last 30 trading days of the performance period.

For Mr. Currier, the financial goals portion of the award (75% of the award value, at target) is based on a mix of performance against the Total Honeywell (HON) goals and goals set for his business unit (mix shown below). Mr. Currier has 25% of his award based on performance against the three-year Relative TSR metric noted above.

BUSINESS UNIT NEOs

Stock Options

Stock options granted to Mr. Currier in 2025 represented 25% of his total annual Honeywell LTI value and mix. The Honeywell MDCC believes that stock options continue to be an important element for focusing executives on actions that drive long-term stock appreciation, which is directly aligned with the interests of our shareowners. The stock options described in the preceding sentence do not include the one-time stock option award granted to Mr. Currier, which is described in “Separation Transactions Incentive Awards” above.

Stock options vest 25% per year over four years and have a 10-year term to exercise. The strike price for the 2025 annual stock options granted to the executives in February 2025 was the fair market value of Honeywell stock on the date of grant, which was February 19, 2025 for Mr. Currier. The grant date fair value of a stock option was determined by a third-party valuation company using a Black-Scholes valuation method.

Restricted Stock Units

RSUs granted to Mr. Currier in 2025 represented 25% of his total annual Honeywell LTI value and mix. For Mr. Currier, RSUs vest 33%, 33%, and 34% on the second, third, and fourth anniversaries of the grant date, respectively. This vesting period is aligned with market practices and are designed to strengthen retention. The RSUs described in the preceding sentence do not include the one-time RSU award granted to Mr. Currier, which is described in “Separation Transactions Incentive Awards” above.

Going Forward

Following the distribution, our long-term incentive award program is initially similar to Honeywell’s program. Our Compensation Committee will review our program with the goal of ensuring it is effective in attracting, retaining and motivating skilled executives and aligning the interests of management and stockholders.

Other Compensation and Benefits Programs

Retirement Plans

Honeywell Practice

Honeywell offers various retirement benefits to its NEOs. Specifically, depending upon when and where they joined Honeywell, some Honeywell NEOs may participate in broad-based plans, including a defined benefit pension plan and a 401(k) savings plan that provides matching Honeywell contributions. Honeywell also maintains an unfunded supplemental retirement plan to replace the portion of an executive’s pension benefit that cannot be paid under the broad-based plans because of IRS limitations.

Going Forward

Following the distribution, we adopted similar retirement plans as those maintained by Honeywell upon the distribution. Our Compensation Committee will review the retirement plans adopted by Aerospace to ensure that they meet our business needs and strategic objectives moving forward.

Non-Qualified Deferred Compensation Plans

Honeywell Practice

Honeywell executives may choose to participate in certain non-qualified deferred compensation plans to permit retirement savings in a tax-efficient manner. Executives can elect to defer up to 100% of their annual incentive compensation plan awards. In addition, executives may also participate in the Honeywell Excess Benefit Plan and Supplemental Savings Plan (the “SS Plan”) to defer base salary that cannot be contributed to Honeywell’s 401(k) savings plan due to IRS limitations. These amounts are matched by Honeywell only to the extent required to make up for a shortfall in the available match under the 401(k) savings plan due to IRS limitations. Deferred compensation balances earn interest at a fixed rate based on Honeywell’s 15-year cost of borrowing, which is subject to change on an annual basis (4.91% for 2025). Matching contributions are treated as if invested in Honeywell common stock.

Honeywell limits deferred compensation amounts owed to executives by having the interest rate accruing on deferrals under the SS Plan be a rate that changes annually based on Honeywell’s 15-year cost of borrowing, and requiring payment of the SS Plan deferrals to begin shortly after termination of employment in a lump sum unless the participant leaves Honeywell after reaching retirement (age 55 with 10 years of service).

Going Forward

Pursuant to the employee matters agreement, following the distribution, we adopted substantially similar non-qualified deferred compensation plans as the ones maintained by Honeywell to assume liabilities relating to

Aerospace employees under the Honeywell plans. Our Compensation Committee will review the non-qualified deferred compensation plans adopted by Aerospace to ensure that they meet our business needs and strategic objectives moving forward.

Benefits and Perquisites

Honeywell Practice

Honeywell’s NEOs are entitled to participate in Honeywell-wide benefits such as life, medical, dental, and accidental death and disability insurance, which are competitive with other similarly sized companies. Honeywell’s NEOs participate in these programs on the same basis as the rest of its salaried employees. Honeywell also maintains low-cost excess liability coverage for all executive-level personnel, including the Honeywell NEOs. Honeywell’s NEOs are also eligible for an annual executive physical, and Charlotte-based officers participate in a low-cost regional concierge medical service program.

Going Forward

Following the distribution, our benefits and perquisites generally include the same benefits and perquisites as provided by Honeywell. Our Compensation Committee will review the benefits and perquisites provided by Aerospace to ensure they meet our business needs and strategic objectives moving forward.

Additional Compensation Matters

Policies and Practices Related to the Grant of Certain Equity Awards

Honeywell Practice

Honeywell does not schedule the grant of stock options or other equity awards in anticipation of the disclosure of material nonpublic information, and Honeywell does not schedule the disclosure of material nonpublic information based on the timing of grants of stock options or other equity awards. Honeywell has not adopted a formal policy that would require Honeywell to grant, or to avoid granting, stock options or other equity awards at certain times. In practice, however, as part of Honeywell’s regular annual long-term incentive grant process, the Honeywell MDCC generally has granted stock options and other equity awards to its executives at their meeting in or around February of each year. The full Honeywell board of directors is responsible for determining Chairman and CEO compensation which includes the granting their equity awards. Similarly, annual grants of equity awards to Honeywell’s non-employee directors generally have been made by Honeywell’s board of directors each year at its meeting on the date of the annual meeting of shareowners. The dates for those Honeywell MDCC and Honeywell board of directors meetings generally are set well in advance and on a fairly consistent cadence from year to year. However, the Honeywell MDCC and the Honeywell board of directors are also authorized to grant stock options and other equity awards at other times during the year. For example, stock options and other equity awards may be, and have been, granted in connection with new hires and promotions.

Going Forward

Following the distribution, Aerospace’s incentive compensation grant practices initially are comparable to those of Honeywell. Our Compensation Committee and management will review such practices to ensure they meet our business and strategic needs and the objectives of our executive compensation program moving forward.

Stock Ownership Guidelines

Honeywell Practice

The Honeywell MDCC believes that Honeywell executives more effectively pursue shareowners’ long-term interests if they hold substantial amounts of stock. Accordingly, the Honeywell MDCC maintains minimum stock ownership guidelines for all executive officers.

Under these guidelines, Honeywell’s CEO must hold shares of common stock equal in value to ten times his current annual base salary. Other executive officers of Honeywell are required to own shares equal in value to five times their current base salary. Shares used in determining whether these guidelines are met include shares held personally, equivalent shares held in qualified and non-qualified retirement accounts, and outstanding RSUs. Executive officers have five years following their appointment to meet these guidelines.

Honeywell’s stock ownership guidelines require officers to hold for at least one year 100% of the “net shares” obtained from RSUs that vest and the “net shares” issued from PSUs. “Net shares” means the number of shares issued when RSUs vest or PSUs are earned, less the number of shares withheld or sold to pay applicable taxes. After the one-year holding period, officers may sell net shares or net gain shares (subject to pre-approval by Honeywell’s CEO); however, after the sale, they must continue to meet the prescribed minimum stock ownership level.

Going Forward

We adopted substantially similar stock ownership requirements in connection with the distribution; provided, however, Aerospace’s CEO will have a requirement to hold shares of common stock equal in value to six times his annual base salary and other executive officers of Aerospace will be required to own shares equal in value to four times their annual base salary.

Recoupment/Clawback

Honeywell Practice

Honeywell’s board of directors determined that it is in Honeywell’s best interests to ensure that all performance-based cash compensation and equity awards reflect actual performance. Consistent with such determination, Honeywell’s board of directors adopted a Clawback Policy, in accordance with Rule 10D-1 of the Exchange Act and Nasdaq listing standards.

This Clawback Policy is administered by the Honeywell MDCC and enables Honeywell to recover from covered current and former executives certain incentive-based compensation in the event of an accounting restatement resulting from material noncompliance with any financial reporting requirements under the federal securities laws. Honeywell’s Clawback Policy covers current and former executive officers, including all officers for purposes of Section 16 of the Exchange Act, and applies to any incentive-based cash compensation, that is granted, earned, or vested based wholly or in part on the attainment of any Honeywell financial reporting measure.

If Honeywell is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Honeywell MDCC shall require any executive officer covered by Honeywell’s Clawback Policy to reimburse or forfeit to Honeywell the amount of incentive-based compensation received by such executive officer based on the financial statements prior to the restatement that exceeds the amount such executive officer would have received had the incentive-based compensation been determined based on the financial restatement. The Honeywell MDCC will not consider the executive officer’s responsibility or fault or lack thereof in enforcing Honeywell’s Clawback Policy to recoup the amount described above.

In addition, Honeywell maintains the clawback guidelines set forth in Honeywell’s Corporate Governance Guidelines. Under these guidelines, if the Honeywell board of directors determines that a covered executive officer engaged in any misconduct that materially contributes to, or causes, a significant restatement of financial results, this may, independently, result in the recoupment (or clawback) of performance-based incentive awards (both equity- and cash-based awards).

In addition, if during the two-year period following an executive officer’s termination of employment with Honeywell, he or she commences employment with, or otherwise provides services to a Honeywell competitor, without the Honeywell MDCC’s prior approval, or otherwise violates other restrictive covenants (including non-solicitation commitments), then Honeywell reserves the right, for awards issued under its stock incentive plans, to:

•	Cancel all unexercised options and unvested equity; and

•

Recover any gains attributable to options that were exercised, and any value attributable to RSUs and Performance Plan awards that were paid, during the period beginning 12 months before and ending two years after the executive officer’s termination of employment.

Honeywell entered into non-competition agreements with each of its NEOs that preclude them from going to work for a competitor for up to two years after termination of employment. The list of competitors and the duration of the non-competition covenant has been tailored, in each case, to the executive officer’s position and the competitive threat this represents. Because money damages cannot adequately compensate Honeywell for violations of these non-competition covenants, we have a full range of equitable remedies at our disposal to enforce these agreements, including the ability to seek injunctive relief.

Going Forward

Our Compensation Committee has adopted substantially similar recoupment policies in connection with the distribution.

Tax Deductibility of Executive Compensation

Honeywell Practice

Section 162(m) of the Internal Revenue Code limits the federal income tax deduction for annual individual compensation to $1 million for Honeywell’s “covered employees” without any exception for performance-based compensation, subject to a transition rule for certain written binding contracts in effect on November 2, 2017, and not materially modified after that date. Honeywell intends to comply with the transition rule for written binding contracts in effect on November 2, 2017, to the extent applicable, so long as the Honeywell MDCC determines that to be in Honeywell’s best interest. The Honeywell MDCC seeks to closely align executive pay with performance, even if there is no longer a “performance-based” provision under Section 162(m), and, in any case, the Honeywell MDCC reserves the ability to structure compensation arrangements to provide appropriate compensation to Honeywell’s executives, even where such compensation is not deductible under Section 162(m).

Going Forward

Similar to the approach followed by the Honeywell MDCC, following the distribution, our Compensation Committee has reviewed the tax impact of executive compensation on Aerospace as well as on our executive officers in addition to taking into account other considerations such as accounting impact, shareholder alignment, market competitiveness, effectiveness and perceived value to employees. Because many different factors influence a well-rounded, comprehensive and effective executive compensation program, some of the compensation provided to our executive officers may not be deductible under Section 162(m).

Insider Trading Policies and Procedures

Honeywell Practice

The Honeywell board of directors has adopted an insider trading policy that applies to all of Honeywell’s directors, officers, and employees, as well as certain other designated individuals, to prevent the misuse of confidential information about Honeywell, as well as other companies with which Honeywell has a business relationship, and to promote compliance with all applicable securities laws. Among other things, Honeywell’s insider trading policy prohibits engaging in transactions in securities based on material non-public information and prohibits directors, executive officers, and certain other employees from buying or selling Honeywell’s securities during certain periods, except pursuant to an approved trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”). Certain types of transactions in Honeywell’s securities are also prohibited under Honeywell’s insider trading policy, as described further under “Pledging and Hedging Transactions in Company Securities” (see below). In addition, certain individuals, including directors and officers, are required to receive pre-clearance from Honeywell’s Corporate Secretary, and directors and officers are additionally required to receive prior approval from Honeywell’s Chairman, prior to engaging in transactions in Honeywell’s securities. Honeywell’s insider trading policy also sets forth mandatory guidelines that apply to all executive officers, directors, and employees of Honeywell who adopt Rule 10b5-1 plans for trading in Honeywell’s securities, which are intended to ensure compliance with Rule 10b5-1 and to conform to best practices with respect to the design and implementation of Rule 10b5-1 plans.

It is also Honeywell’s policy that Honeywell will not engage in transactions in Honeywell securities, or adopt any securities repurchase plans, while in possession of material non-public information relating to Honeywell or its securities other than in compliance with applicable law, subject to the policies and procedures adopted by Honeywell. Honeywell currently has a stock repurchase program in place. Repurchases may be made through a variety of methods, which could include open market purchases, accelerated share repurchase transactions, negotiated block transactions, Rule 10b5-1 plans, other transactions that may be structured through investment banking institutions or privately negotiated, or a combination of the foregoing.

Going Forward

Following the distribution, Aerospace has adopted similar policies and procedures.

Pledging and Hedging Transactions in Company Securities

Honeywell Practice

Honeywell’s executive officers, directors, and any of their respective designees are prohibited from pledging Honeywell’s securities or using Honeywell’s securities to support margin debt. All other employees of Honeywell must exercise extreme caution in pledging Honeywell’s securities or using Honeywell’s securities to support margin debt.

Hedging by directors, executive officers, employees on Honeywell’s restricted trading list, any employee in possession of material nonpublic information, or any of their designees is prohibited, and it is strongly discouraged for all other employees. For this purpose, hedging means purchasing financial instruments (including prepaid variable forward sale contracts, equity swaps, collars, and interests in exchange funds) or otherwise engaging in transactions that are designed to hedge or offset any decrease in the market value of Honeywell stock held, directly or indirectly, by them, whether the stock was acquired as part of a compensation arrangement or otherwise.

All of Honeywell’s employees, directors, and any of their respective designees are prohibited from engaging in short sales of Honeywell securities. Selling or purchasing puts or calls or otherwise trading in or writing options on Honeywell’s securities by employees, officers, and directors is also prohibited.

Going Forward

Following the distribution, Aerospace has adopted similar policies and procedures.

Executive Compensation

Summary Compensation Table

The following table summarizes the compensation for the fiscal years ended December 31, 2025, 2024, and 2023 for Mr. Currier based on compensation received from Honeywell.

Named Executive Officer	Year	Salary(1)	Bonus	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total Compensation
Mr. Currier President and Chief Executive Officer, Aerospace	2025	$826,269	—	$2,996,212	$999,096	$1,163,200	$329,567	$79,112	$6,393,456
	2024	756,538	—	2,557,379	852,471	1,017,522	262,881	64,139	5,510,930
	2023	531,560	—	2,469,418	919,053	829,692	99,247	46,413	4,895,383

(1)	Represents actual base salary paid in 2025.
(2)

The 2025 Stock Awards column represents the sum of two components: (i) PSU awards under the 2025–2027 Performance Plan, and (ii) RSU awards granted during the year. The unit grant date fair values of PSUs issued in 2025 were $211.59 for annual grants made to Mr. Currier on February 19, 2025. PSU unit values were calculated based on (a) the value of Honeywell stock on the date of grant for the 75% of the award tied to performance against internal metrics, and (b) a multi-factor Monte Carlo simulation of Honeywell’s stock price and TSR relative to each of the other companies in the Compensation Peer Group, determined in accordance with FASB ASC Topic 718, for the 25% of the award with payout determined based on three-year TSR relative to the Compensation Peer Group. The unit grant date fair values of RSUs issued in 2025 were $209.81 for annual grants made to Mr. Currier on February 19, 2025. RSU unit values are determined using the average of the high and low stock prices of Honeywell stock on the grant date. The portion of the one-time spin-off award granted in the form of RSUs in 2025 is not included in this table because no compensation expense was required to be recognized with respect to such RSUs in 2025 due to the probable outcome of the performance-based vesting condition.

Named Executive Officer	2025-2027 Performance Stock Units	Restricted Stock Units	Total Stock Awards
Mr. Currier	$2,010,105	$986,107	$2,996,212

(3)

The 2025 Option Awards shown reflect the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718, using the Black-Scholes option-pricing model at the time of grant, with the expected-term input derived from a risk-adjusted Monte Carlo simulation of the historical exercise behavior and probability-weighted movements in Honeywell’s stock price over time. Annual officer stock options were awarded to Mr. Currier with a grant date of February 19, 2025, at a Black-Scholes value of $43.82 per option. A discussion of the assumptions used in the valuation of option awards made in fiscal year 2025 may be found in Note 15 of the Notes to the Financial Statements in Honeywell’s Form 10-K for the year ended December 31, 2025. The portion of the one-time spin-off award granted in the form of stock options in 2025 is not included in this table because no compensation expense was required to be recognized with respect to such stock options in 2025 due to the probable outcome of the performance-based vesting condition.

(4)

The 2025 Non-Equity Incentive Plan Compensation value for Mr. Currier for the 2025 plan year includes the sum of both his 2025 annual ICP award and his earned payout from Performance Plan cash units issued for the January 1, 2023–December 31, 2025 cycle. 80% of the ICP award is determined using the pre-set formulaic methodology, 15% is based on individual assessments determined by the Honeywell MDCC, and the remaining 5% is based on the Corporate Responsibility KPIs, each as discussed above in the section entitled “Compensation Discussion and Analysis—2025 Executive Compensation Decisions—2025 Short-Term Incentive Compensation.” The payout from the Performance Plan cash units issued for the

January 1, 2023–December 31, 2025 cycle is required to be reported in the final year of the performance period under SEC rules, even though granted in 2022 and covering a three-year period. The following table provides the breakdown of the amounts reported as 2025 Non-Equity Incentive Plan Compensation for Mr. Currier:

Named Executive Officer	2025 ICP Award	2023–2025 Performance Cash Unit Payout	Total Non-Equity Incentive Plan Compensation
Mr. Currier	$1,033,600	$129,600	$1,163,200

(5)

Represents (i) the aggregate change in the present value of Mr. Currier’s accumulated benefit under Honeywell’s pension plans from December 31, 2024, to December 31, 2025 (as disclosed in the Pension Benefits table below) and (ii) interest earned in 2025 on deferred compensation that is considered “above-market interest” under SEC rules (as discussed beginning on page 161).

Named Executive Officer	Change in Pension Value(a)	NQDC Interest	Total Change in Pension Value and Nonqualified Deferred Compensation Earnings
Mr. Currier	$329,567	$—	$329,567

(a)

The change in aggregate pension value was calculated as the change in present value of the accumulated retirement benefit for Mr. Currier and was calculated as the lump sum available from the Retirement Earnings formula at the date indicated.

(6)	For 2025, All Other Compensation consists of the following:

Named Executive Officer	Matching Contributions(a)	Personal Use of Company Aircraft	Security	Relocation and Loss on Sale	Tax Gross- Up	Excess Liability Insurance(b)	Executive Physical/ Medical Services(c)	Separation Pay	Total Other Compensation
Mr. Currier	$57,839	$—	$—	$—	$—	$5,200	$16,073	$—	$79,112

(a)

Represents total Honeywell matching contributions to Mr. Currier’s account in the tax-qualified Honeywell 401(k) Plan and the non-tax-qualified Supplemental Savings Plan. The value of registrant contributions includes annual matching contributions that were credited to Mr. Currier in January 2026 for the 2025 year.

(b)	Represents the annual premiums paid by Honeywell to purchase excess liability insurance coverage for Mr. Currier.
(c)	Represents the cost of the annual executive physical covered by Honeywell (excess over insurance) and concierge medical services.

Grants of Plan-Based Awards

The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table for 2025. This table includes both equity and non-equity awards.

				Estimated Future Payments Under Non-Equity Incentive Plan Awards			Estimated Future Payments Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units(4)	All Other Option Awards: Number of Securities Underlying Options(5)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price on Date of Grant of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(6)
Named Executive Officer	Award Type(1)	Approval Date	Grant Date	Threshold(2)	Target	Maximum	Threshold	Target	Maximum
Mr. Currier	ICP			$8,282	$828,225	$1,656,449
	NQSO	2/13/2025	2/19/2025								22,800	$209.81	$210.81	$999,096
	NQSO(7)	2/13/2025	2/19/2025								41,078	209.81	210.81	—
	PSU25-27	2/13/2025	2/19/2025				626	10,023	20,046					2,010,105
	RSU	2/13/2025	2/19/2025							4,700				986,107
	RSU(7)	2/13/2025	2/19/2025							5,720				—

(1)	Award Type:

ICP = Incentive Compensation Plan (for 2025 performance year, paid in 2026)

NQSO = Nonqualified Stock Option

PSU25-27 = 2025–2027 Performance Stock Unit

RSU = Restricted Stock Unit

(2)	Represents the minimum level of performance that must be achieved for any amount to be payable.
(3)

The amount in the Target column represents the number of PSUs awarded to Mr. Currier in 2025 under the 2016 Stock Incentive Plan for the performance period of January 1, 2025–December 31, 2027. Actual earned PSU awards may range from 0% to 200% based on performance against plan metrics over the three-year performance period. Awards vest 100% in February 2028. 50% of the total number of PSUs earned will be converted to, and paid in, cash. 50% of the earned PSUs will be paid in shares subject to a minimum one-year holding period. Upon the distribution, Honeywell performance stock units will be converted into Aerospace restricted stock units of comparable value, with any applicable performance goals deemed achieved based on a combination of actual, forecasted and/or target performance as determined by the Management Development and Compensation Committee of the Honeywell Board of Directors prior to the distribution

(4)

Represents the number of RSUs awarded to Mr. Currier in 2025 under the 2016 Stock Incentive Plan. Annual RSUs vest in three installments; 33% on each of the second and third anniversaries of the grant date and 34% on the fourth anniversary of the grant date.

(5)

NQSO awards in this column represent the number of annual stock options awarded to Mr. Currier on the Grant Date. These stock options vest in equal annual installments over a period of four years and have a 10-year term. The exercise price is equal to the fair market value of Honeywell stock on the date of grant.

(6)

The grant date fair values for NQSO awards were calculated in accordance with FASB ASC Topic 718, using the Black-Scholes option valuation model at the time of grant. The NQSO grant date values for February 19, 2025 was $43.82. A more detailed discussion of the assumptions used in the valuation of stock option awards may be found in Note 15 of the Notes to the Financial Statements in Honeywell’s Form 10-K for the year ended December 31, 2025. The grant date fair values for RSUs were determined using the average of the high and low stock prices of Honeywell stock on the grant date. The grant date fair values for RSUs issued on February 19, 2025 was $209.81. The grant date fair value for PSU25-27 awards were calculated based on the value of Honeywell stock on the date of grant for the 75% of the award tied to performance against internal metrics, and (b) a multifactor Monte Carlo simulation of Honeywell’s stock price and TSR relative to each of the other companies in the Compensation Peer Group, determined in accordance with FASB ASC Topic 718, for the 25% of the award with payout determined based on three-year TSR relative to the Compensation Peer Group. The PSU25-27 grant date fair value was $211.59 for February 19, 2025 grants.

(7)

There is no grant date value shown for the one-time spin-off award granted in 2025 in the form of stock options and RSUs because no compensation expense was required to be recognized with respect to such award in 2025 due to the probable outcome of the performance-based vesting condition.

Description of Plan-Based Awards

All NQSO, PSU, and RSU awards granted to Mr. Currier in fiscal year 2025 were granted under Honeywell’s 2016 Stock Incentive Plan and are governed by and subject to the terms and conditions of the 2016 Stock Incentive Plan and the relevant award agreements. A detailed discussion of these long-term incentive awards is included above. In connection with the distribution, these awards were converted into awards denominated in shares of Aerospace common stock pursuant to the employee matters agreement and are settled under the Equity Plan as adjusted awards; however, such awards otherwise generally remain in effect pursuant to their existing terms and the terms of Honeywell’s 2016 Stock Incentive Plan and the relevant award agreements under which they were originally granted.

Outstanding Equity Awards at 2025 Fiscal Year End

The following table lists outstanding equity grants for Mr. Currier as of December 31, 2025. In connection with Honeywell’s spin-off of Solstice Advanced Materials in 2025, all then-outstanding Honeywell equity awards held by Mr. Currier were equitably adjusted. As a result of such equitable adjustment, the share number and exercise price (if applicable) shown in the table below for each award granted in 2025 differs from the share number and exercise price (if applicable) for such award at the time it was granted as shown in the Grants of Plan-Based Awards table above.

	Option Awards(1)						Stock Awards
Name	Grant Year	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(2)	Number of Unearned Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(2)
Mr. Currier	2025	—	43,335	(3)	$198.89	2/18/2035				6,168	(4)	$1,203,220
	2025	—	24,052		198.89	2/18/2035	5,068	(5)	$988,694	10,243	(6)	1,998,322
	2024	5,884	17,658		187.39	2/15/2034	4,747	(7)	926,151	9,249	(8)	1,804,457
	2023	10,841	10,840		183.79	7/31/2033	2,983	(9)	581,882
	2023	1,962	1,961		184.19	2/22/2033	835	(10)	162,864
	2023	—	—		—	—	9,458	(11)	1,845,065
	2022	3,421	1,140		179.84	2/10/2032	1,010	(12)	196,961
	2021	3,067	—		192.16	2/11/2031
	2020	—	—		—	—	798	(13)	155,688
	2020	4,106	—		171.50	2/13/2030
	2019	2,658	—		146.19	2/25/2029
	2018	1,762	—		141.04	2/26/2028
	Total	33,701	98,986				24,899		$4,857,305	25,660		$5,005,999

(1)	Stock option grants vest in four installments at the rate of 25% per year beginning on the first anniversary of the date of grant.
(2)	Market value determined using the closing market price of $195.09 per share of common stock on December 31, 2025.
(3)

Reflects one-time Stock Option grant for the successful separation from Honeywell Aerospace. Vesting will occur 50% at the completion of the separation and 50% one year after the separation from Honeywell Aerospace.

(4)

Reflects one-time RSU grant for the successful separation from Honeywell Aerospace. Vesting will occur 50% at the completion of the separation and 50% one year after the separation from Honeywell Aerospace. As noted above, there is no grant date fair value shown for this RSU grant in the tables above because no compensation expense was required to be recognized with respect to the RSU grant in 2025 due to the probable outcome of the performance-based vesting condition. However, this one-time RSU grant does have a market value as of 2025 fiscal year-end, computed in accordance with applicable SEC rules as the number of shares subject to the award on December 31, 2025 (i.e., 6,168) multiplied by the closing market price per share of common stock on December 31, 2025 (i.e., $195.09). Such market value is equal to $1,203,220 and is reflected in the last column of this row.

(5)

2025 RSU grants will vest 33% on each of February 19, 2027, and February 19, 2028, with the remaining RSUs vesting on February 19, 2029. The number of RSUs reflected in the table includes dividend equivalents applied through December 31, 2025, which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule as the RSUs to which they relate.

(6)

Represents PSUs issued under the 2025–2027 Performance Plan. Actual payout will be based on final performance against plan metrics for the full three-year cycle. The number of PSUs reflected in the table includes dividend equivalents applied on the target number of shares through December 31, 2025, which were reinvested as additional unvested PSUs that will vest on the same basis as the underlying PSUs to which they relate.

(7)

2024 RSU grants will vest 33% on each of February 16, 2026, and February 16, 2027, with the remaining RSUs vesting on February 16, 2028. The number of RSUs reflected in the table includes dividend equivalents applied through December 31, 2025, which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule as the RSUs to which they relate.

(8)

Represents PSUs issued under the 2024–2026 Performance Plan. Actual payout will be based on final performance against plan metrics for the full three-year cycle. The number of PSUs reflected in the table includes dividend equivalents applied on the target number of shares through December 31, 2025, which were reinvested as additional unvested PSUs that will vest on the same basis as the underlying PSUs to which they relate.

(9)

A portion of this 2023 RSU grant vested on August 1, 2025. The remaining RSUs will vest 49% on August 1, 2026 and 51% on August 1, 2027. The number of RSUs reflected in the table includes dividend equivalents applied through December 31, 2025, which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule as the RSUs to which they relate.

(10)

This 2023 RSU grant vests 100% on February 23, 2026. The number of RSUs reflected in the table includes dividend equivalents applied through December 31, 2025, which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule as the RSUs to which they relate.

(11)

Represents PSUs issued under the 2023–2025 Performance Plan based on final MDCC approved payout for the full three-year cycle. The number of PSUs reflected in the table includes dividend equivalents applied on the target number of shares through December 31, 2025, which were reinvested as additional unvested PSUs that will vest on the same basis as the underlying PSUs to which they relate.

(12)

A portion of these 2022 RSU grants vested on February 11, 2023 and February 11, 2025. The remaining RSUs will vest on February 11, 2027. The number of RSUs reflected in the table includes dividend equivalents applied through December 31, 2025, which were reinvested as additional unvested RSUs that will vest based on the same vesting schedule as the RSUs to which they relate.

(13)

A portion of this 2020 RSU grant vested on July 30, 2022, and July 30, 2024. The remaining RSUs will vest on July 30, 2026. The number of RSUs reflected in the table includes dividend equivalents applied through December 31, 2025, which were reinvested as additional RSUs that will vest based on the same vesting schedule as the RSUs to which they relate.

Option Exercises and Stock Vested – Fiscal Year 2025

	Option Awards		Stock Awards
Named Executive Officer	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting(1)		Value Realized on Vesting(2)
Mr. Currier	—	—	3,721	(3)	$799,854

(1)	Represents the total number of RSUs and PSUs that vested during 2025 before share withholding for taxes and transaction costs.
(2)

Represents the total value of RSUs and PSUs at the vesting. The totals may include multiple vesting transactions during the year. RSUs are calculated at the average of the high and low share price of one share of common stock on the day of vesting multiplied by the total number of units that vested. PSUs are paid 50% as cash and 50% as shares; Cash value is calculated using the closing price of December 31, 2025, and the value of shares is calculated at the average of the high and low share price upon payout on 2/13/2025. Under Honeywell’s Stock Ownership Guidelines, an officer must hold after-tax net shares from an RSU or PSU vesting for at least one year before they can be sold (waived upon retirement).

(3)	Upon the vesting of RSUs, after withholding shares to cover applicable taxes, a total of 2,158 net shares were retained. Net shares must be held for at least one year before they can be sold.

Pension Benefits

The following table provides summary information about the pension benefits that have been earned by Mr. Currier under two pension plans, the Honeywell International Inc. Supplemental Executive Retirement Plan (SERP) and the Honeywell International Inc. Retirement Earnings Plan (REP):

Pension Benefits — Fiscal Year 2025

Named Executive Officer	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefits(1)
Mr. Currier	REP	19.3	$376,071
	SERP	19.3	748,431
Total			$1,124,502

(1)

The present value of the accumulated retirement benefit for Mr. Currier is calculated as the lump sum available from the retirement earnings formula at December 31, 2025, using a 5.25% discount rate and projected PRI-2012 mortality.

The SERP and REP benefits depend on length of employment with Honeywell (and companies that have been acquired by Honeywell). This information is provided in the table above under the column titled “Number of Years of Credited Service.” The column in the table above titled “Present Value of Accumulated Benefits” represents a financial calculation that estimates the cash value today of the full pension benefit that has been earned by Mr. Currier. It is based on various assumptions, including assumptions about how long Mr. Currier will live and future interest rates. Additional details about the pension benefits for Mr. Currier include:

•	The REP is a tax-qualified pension plan in which a large portion of Honeywell’s U.S. employees participate.

•

The REP complies with tax requirements applicable to broad-based pension plans, which impose dollar limits on the amount of benefits that can be provided. As a result, the pensions that can be paid under the REP for higher-paid employees represent a much smaller fraction of current income than the pensions that can be paid to less highly paid employees. Honeywell makes up for this difference, in part, by providing supplemental pensions through the SERP.

•

All SERP benefits will be paid in a lump sum on the first day of the first month that begins following the 105th day after Mr. Currier’s separation from service (as that term is defined in Internal Revenue Code Section 409A), subject to further payment delay that may be required by Internal Revenue Code Section 409A relating to specified employees.

Pension Benefit Calculation Formulas

Within the REP and the SERP, a variety of formulas are used to determine pension benefits. Different benefit formulas apply for different groups of Honeywell employees for historical reasons. The explanation below describes the formulas that are used to determine the amount of pension benefits for Mr. Currier under the REP and the SERP.

Name of Formula	Benefit Calculation
REP	Lump sum equal to (1) 6% of final average compensation (annual average compensation for the five calendar years out of the previous 10 calendar years that produce the highest average) times (2) credited service.

For the REP formula, compensation includes base pay, short-term incentive compensation, payroll-based rewards and recognition, and lump sum incentives. Annual incentive compensation is included in the year paid. The amount of compensation taken into account under the REP is limited by tax rules, but the amount of compensation taken into account under the SERP is not.

The REP formula describes the pension benefits in terms of a lump sum cash payment. Participants are entitled to receive their benefits in other payment forms, including, for example, joint and survivor annuities. However, the value of each available payment form is the same.

Mr. Currier’s pension benefits under the REP and the SERP are determined under the REP formula.

Non-qualified Deferred Compensation

Honeywell maintains a deferred compensation plan for its NEOs, the SS Plan. Pursuant to the employee matters agreement, the Company has established a deferred compensation plan that is substantially similar to the SS Plan in all material respects upon the distribution to assume liabilities relating to Aerospace employees under the Honeywell SS Plan. The following table provides information on nonqualified deferred compensation of Mr. Currier during 2025.

Named Executive Officer	Plan	Executive Contributions in Last FY	Registrant Contributions in Last FY(1)	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(2)
Mr. Currier	SS Plan(1)	$42,601	$37,276	$96	—	$219,061

All deferred compensation amounts, regardless of the plan, are unfunded and unsecured obligations of Honeywell and are subject to the same risks as any of Honeywell’s general obligations.

(1)

For SS Plan deferrals, Honeywell’s matching contributions are credited annually no later than the following January 31st if Mr. Currier was actively employed or on a disability leave of absence as of December 15th. The value of registrant contributions in the last fiscal year for the SS Plan includes annual matching contributions that were credited to Mr. Currier in January 2026 for the 2025 year.

(2)

The following table details the extent to which amounts reported in the contributions and earnings columns are reported in the Summary Compensation Table and amounts reported in the aggregate balance column were reported in the Summary Compensation Table for previous years. In the table above, for the SS Plan, the “Aggregate Earnings in Last FY” column includes interest credits and changes in the value of the Honeywell Company Common Stock Fund. The value of the Honeywell Company Common Stock Fund increases or decreases in accordance with Honeywell’s stock price and the reinvestment of dividends. In the table above, for the deferred RSUs, the “Aggregate Earnings in Last FY” column includes dividend equivalent credits and any increase (or decrease) in Honeywell’s stock price:

Named Executive Officer	Executive Contributions in SCT	Registrant Contributions in SCT	Earnings in SCT	Portion of Aggregate Balance Included in Prior SCTs
Mr. Currier	$42,601	$37,276	$—	$114,251

Excess Benefit Plan and Supplemental Savings Plan

The SS Plan allows executives, including its NEOs, to defer the portion of their annual base salary that cannot be contributed to the applicable tax-qualified 401(k) plan due to the annual deferral and compensation limits imposed by the Internal Revenue Code and/or up to an additional 25% of base annual salary for the plan year.

To the extent amounts were not already matched on a similar basis under Honeywell’s applicable 401(k) plan, Honeywell matches deferrals posted to the SS Plan at the rate of 87.5% on the first 8% of eligible pay. Matching contributions are always vested and are credited on an annual basis if the participant was actively employed or on a disability leave of absence as of December 15, 2025.

Interest Rate. Participant deferrals are credited with a rate of interest, compounded daily, based on Honeywell’s 15-year cost of borrowing. The rate is subject to change annually, and for 2025, it was 4.91%. Above-market interest credited on SS Plan deferrals and reflected in the Summary Compensation Table above includes the difference between market interest rates determined by SEC rules and the interest credited under the SS Plan. Matching contributions are treated as invested in Honeywell common stock. Dividends are treated as reinvested in additional shares of Honeywell common stock.

Distribution. Amounts deferred for the 2005 plan year and later will be distributed in a lump sum in January of the year following the termination of the participant’s active employment. For the 2020 plan year and later, a participant can elect to receive five, 10, or 15 installments in lieu of the lump sum payment, which election will take effect only if the participant terminates employment after reaching age 55 with 10 years of service; for the 2006 to 2019 plan years, a participant could elect up to 10 installments under the same terms.

Except in hardship circumstances, amounts deferred for the 2004 plan year and earlier will be distributed either in January of any subsequent year or in January of the year following termination of employment, as elected by the participant. The participant could elect to receive distributions in a lump sum or up to 15 annual installments.

Participant deferrals to the SS Plan are distributed in cash only. Matching contributions are distributed in shares of Honeywell common stock.

Amounts deferred for the 2005 plan year and later cannot be withdrawn before the distribution date for any reason. Amounts deferred for the 2004 plan year and earlier may be withdrawn before the distribution date if a hardship exists or the participant requests an immediate withdrawal subject to a penalty of 6%.

The terms of the SERP Plan and the SS Plan are subject to the requirements of, and regulations and guidance published by, Section 409A of the Internal Revenue Code.

Potential Payments upon Termination or Change in Control

This section describes the benefits payable to Honeywell’s NEOs, including Mr. Currier, in two circumstances, in each case, as if the event had occurred on December 31, 2025:

•	Termination of Employment

•	Change in Control (CIC)

Senior Severance Plan

These benefits are determined primarily under Honeywell’s Senior Severance Plan. In addition to the Senior Severance Plan, other of Honeywell’s benefits plans, such as its annual incentive compensation plan, also have provisions that impact these benefits.

Benefits provided under the Senior Severance Plan are conditioned on Mr. Currier executing a full release of claims and certain non-competition and non-solicitation covenants in favor of the Company. The right to continued severance benefits under the plan ceases in the event of a violation of such covenants. In addition, Honeywell would seek to recover severance benefits already paid to Mr. Currier should he violate such restrictive covenants.

In the case of a CIC, severance benefits are payable only if both parts of the “double trigger” are satisfied. That is, (i) there must be a CIC of Honeywell, and (ii)(A) Mr. Currier must be involuntarily terminated other than for cause, or (ii)(B) Mr. Currier must initiate the termination of his own employment for good reason.

Long-Term Incentive Retirement Provision

The Honeywell MDCC approved a long-term incentive retirement provision for Honeywell executive officers which applies to awards granted in 2025 and prospectively. To qualify for retirement treatment, officers must have achieved 70 points (age + years of service) at the time of retirement and provide at a minimum 120 days of notice of their intent to retire.

If the officer meets the eligibility criteria, the officer will receive prorated vesting based on time worked up to the retirement date and will have full term to exercise eligible stock options. The retirement provision excludes discretionary awards and terminations deemed “for cause”.

As of December 31, 2025, Mr. Currier was eligible for Retirement Treatment based on the criteria.

Summary of Benefits — Termination Events

The following table summarizes the termination of employment and CIC benefits payable to Mr. Currier if a termination of employment occurred on December 31, 2025.

Payments and Benefits	Termination by the Company Without Cause	Death	Disability	Change in Control — No Termination of Employment	Change in Control — Termination of Employment by Company Without Cause, by NEO for Good Reason, or Due to Disability
Cash Severance (Base Salary + Bonus)	$1,694,000	$—	$—	$—	$3,388,000
ICP (Year of Termination)	—	—	—	1,033,600	1,033,600
Benefits and Perquisites	9,756	—	—	—	19,512
All Other Payments/ Benefits	77,868	129,600	129,600	—	207,468
Total	$1,781,624	$129,600	$129,600	$1,033,600	$4,648,580

Explanation of Benefits — Termination Events

The following describes the benefits that are quantified in the table above assuming the event occurred on December 31, 2025. In regard to each portion of the benefit, the benefits that are paid in the context of a Change in Control (“CIC”) are, except as noted, the same as the benefits paid other than as a result of a CIC.

Benefit Event	Amount and Terms of Payments (Other Than Upon a Change in Control)	Change in Control Provisions
Severance Benefits — Cash Payment Involuntary termination without cause, CIC termination without cause or by Mr. Currier for good reason.	• One year of base salary and bonus. Bonus is equal to target percentage of base salary. Amounts are paid periodically, in cash.	• Two years of base salary and bonus. Amounts are paid in a lump sum within 60 days following the later of the date of termination or the CIC date.

Annual Bonus for the Year of Termination — Cash Payment Annual ICP Plan bonus is payable Mr. Currier for the year in which a CIC occurs.	• N/A

•

Based on achievement of pre-established ICP goals and in the case of Mr. Currier, the MDCC’s assessment of other relevant criteria, for the stub period ending on the CIC (as defined in the ICP Plan) date, prorated through the CIC date.

•

Paid in cash at the time ICP awards are typically paid to

Benefit Event	Amount and Terms of Payments (Other Than Upon a Change in Control)	Change in Control Provisions
Honeywell executives for the year in which a CIC occurs, but only if the employee is actively employed on the payment date, has been involuntarily terminated other than for cause, or has terminated employment for good reason.

Certain Benefits and Perquisites Termination of employment without cause, CIC or voluntary termination of employment for good reason.

•

Basic life insurance coverage is continued at Honeywell’s cost for the severance period.

•

Medical and dental benefits are continued during the severance period at active employee contribution rates.

•

Basic life insurance coverage is continued at Honeywell’s cost for the severance period.

•

Medical and dental benefits are continued during the severance period at active employee contribution rates.

Other Payments/Benefits	• For Mr. Currier, in the case of involuntary termination by the company without cause, service credit for pension is provided during the first 12 months of the severance period.	• For Mr. Currier, if employment is terminated upon CIC, service credit for pension purposes during the first 12 months of the severance period.

Impact of Equity-Based Awards

This section describes the impact of a termination of employment or a CIC as of December 31, 2025 on outstanding stock options, RSUs, and PSUs held by Mr. Currier. Additional information about these awards is included in the Outstanding Equity Awards Table above. The table below shows the values of in-the-money outstanding unvested stock options, RSUs, and PSUs/PCUs held by Mr. Currier as of December 31, 2025, based on the closing price of a share of common stock ($195.09) as reported on the Nasdaq on that date. These awards are scheduled to vest and to expire on various dates in the future. As described below, the vesting of these awards will be accelerated upon death, disability, or a qualifying termination of employment following a CIC. Equity awards do not automatically vest upon a CIC to the extent assumed or replaced by the successor in the transaction. In addition, stock options will remain outstanding for different periods depending on the circumstances. The value to an executive of these provisions depends on the vesting period and remaining terms of the awards.

	Death, Disability, and Termination following CIC			Retirement(2)
Named Executive Officer	In-the-Money Value of Unvested Stock Option	Unvested RSUs	Unvested PSUs(1)	Unvested Stock Option	Unvested RSUs	Unvested PSUs
Mr. Currier	$297,219	$3,012,240	$3,275,982	$—	$213,699	$168,271

(1)	Includes the portion of unvested PSUs that would vest upon death, disability, or a qualifying termination upon Change in Control when awards are rolled over or replaced by a successor.
(2)	Represents equity awards that will vest upon retirement based on criteria of Long-Term Incentive Retirement provision implemented in 2025 (as discussed above).

Termination or CIC Impact on Outstanding Awards

Treatment of Mr. Currier’s outstanding stock plan awards following termination of employment is summarized below.

Plan	Treatment of Stock Options, RSUs and PCUs
2016 Stock Incentive Plan of Honeywell International Inc. and Its Affiliates

•

Following termination of employment, unless otherwise agreed by the company pursuant to the terms of the plan, participants (or their beneficiaries) have until the earlier of the original expiration date or the following period in which to exercise vested options.

•

Three (3) years in the event of death, disability, or a voluntary or involuntary termination (other than for cause) after qualifying for “early retirement” (age 55 and 10 years of service) or “full retirement” (age 60 and 10 years of service).

•

One (1) year in the case of any other involuntary termination without cause; and

•

Unvested stock options and RSUs do not automatically vest upon a CIC if rolled over or replaced by the successor. Following a CIC, vesting shall only occur if a participant’s employment is terminated, either by the successor without cause or by the participant for good reason (that is “double trigger” vesting) within two years following a CIC. Thirty (30) days in the case of a voluntary termination.

•

Double trigger vesting also applies to PSUs awarded under this plan where the awards are rolled over or replaced by the successor, with vesting on a pro rata basis at target for incomplete performance periods, and based on the actual earned award for completed performance cycles, and paid within 90 days of a participant’s termination of employment, either by the successor without cause or by the participant for good reason (that is “double trigger” vesting), within two years following a CIC. RSU and PSU awards that are not rolled over or replaced by the successor vest immediately upon the CIC.

•

There is no acceleration of vesting of awards upon reaching retirement age. Unvested RSUs and a prorated amount of a PSU award are paid upon a termination due to death or disability. Unvested stock options vest upon a termination due to death or disability.

Defined Terms Used in This Section

As used in Honeywell’s plans, the following terms are assigned the meanings summarized below.

Term	Summary of Definition
Change in Control

•

The acquisition of 30% or more of Honeywell’s common stock;

•

The purchase of all or part of the common stock pursuant to a tender offer or exchange offer;

•

A merger where Honeywell does not survive as an independent, publicly owned corporation;

•

A sale of substantially all of Honeywell’s assets; or

•

A substantial change in Honeywell’s Board over a two-year period.

Term	Summary of Definition

•

Additionally, under the Senior Severance Plan, any event that the Honeywell MDCC, in its discretion, determines to be a Change in Control for purposes of that plan; provided that under the 2016 Stock Incentive Plan, each of the events described above would only be a Change in Control if it constitutes a “change in control event” within the meaning of United States Department of Treasury Regulation §1.409A-3(i)(5Hi).

Termination for Cause

•

Clear and convincing evidence of a significant violation of Honeywell’s Code of Business Conduct;

•

The misappropriation, embezzlement, or willful destruction of Honeywell property of significant value;

•

The willful failure to perform, gross negligence, on intentional misconduct of significant duties that results in material harm to the business of Honeywell;

•

The conviction (treating a nolo contendere plea as a conviction) of a felony (whether or not any right to appeal has been or may be exercised);

•

The failure to cooperate fully in a Honeywell investigation or to be fully truthful when providing evidence or testimony in such investigation; or

•

Clear and convincing evidence of the willful falsification of any financial records of Honeywell that are used in compiling Honeywell’s financial statements or related disclosures, with the intent of violating generally accepted accounting principles or, if applicable, International Financial Reporting Standards.

Termination for Good Reason

•

A material diminution in the NEO’s authority duties, or responsibilities;

•

A material decrease in base compensation;

•

A material reduction in the aggregate benefits available to the NEO where such reduction does not apply to all similarly situated employees;

•

Any geographic relocation of the NEO’s position to a location that is more than 50 miles from his or her previous work location;

•

Any action that constitutes a constructive discharge; or

•

The failure of a successor to assume these obligations under the Senior Severance Plan.

Aerospace 2026 Stock Incentive Plan

Prior to the distribution, our Board of Directors adopted, and Honeywell, as our sole shareowner, approved, the 2026 Stock Incentive Plan of Honeywell Aerospace Inc. and its Affiliates (the “Equity Plan”). The following summary of the material terms of the Equity Plan is qualified in its entirety by reference to the full text of the Equity Plan, which is attached as Exhibit 10.6 to this prospectus.

The Equity Plan was used to settle outstanding Honeywell equity awards that were converted into, or adjusted in a manner that results in the issuance of, awards denominated in our common stock following the distribution pursuant to the employee matters agreement, which are referred to in this section as “Adjusted Awards.” These Adjusted Awards will otherwise generally remain in effect pursuant to their existing terms and the terms of the plan under which they were originally granted. See the section entitled “Director Compensation—Treatment of Equity-Based Compensation.”

Effective Date. The Equity Plan became effective upon the effective date of the Form 10, June 11, 2026.

Purpose of the Equity Plan. The purpose of the Equity Plan is to aid the Company in recruiting and retaining highly qualified employees and other service providers who are in a position to contribute materially to our success and long-term objectives. We expect that awards of stock-based compensation and opportunities for stock ownership in Aerospace will provide incentives to our employees and other service providers to exert their best efforts for the success of our business and thereby align their interests with those of our shareowners.

Shares Available for Awards. The maximum aggregate number of shares of our common stock that may be issued under all stock-based awards granted under the Equity Plan, including all Adjusted Awards, is 35 million. In addition, the Equity Plan limits the number of shares of common stock available for grant in the form of incentive stock options to 35 million. Further, awards will be subject to minimum vesting conditions, such that no award will vest prior to the first anniversary of the grant date; provided, however, that Adjusted Awards will not be subject to the minimum vesting condition, the Compensation Committee may accelerate the vesting or waive the minimum vesting condition upon a participant’s death or disability or other termination of service or a change in control, grant awards that are not subject to the minimum vesting condition with respect to 5% or less of the aggregate number of shares reserved for issuance under the Equity Plan, and grant awards to non-employee directors that are not subject to the minimum vesting condition.

Under the Equity Plan, Aerospace has the flexibility to grant different types of equity compensation awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock units and other awards based, in whole or in part, on the value of Aerospace equity, as well as cash-based awards. The grant, vesting, exercise and settlement of awards granted under the Equity Plan may be subject to the satisfaction of time- or performance-based conditions, as determined at or after the date of grant of an award under the Equity Plan.

In the event of any change in corporate structure that affects our outstanding common stock (e.g., a cash or stock dividend, stock split, reverse stock split, spin-off, recapitalization, merger, reorganization etc.), our Compensation Committee shall make adjustments that it deems equitable or appropriate, in its sole discretion, including adjustments to the share limits described above, the number and type of shares subject to outstanding awards, or the purchase or exercise price of outstanding awards. In the case of any unusual or nonrecurring event (including events described in the preceding sentence) affecting the Company or changes in applicable laws, regulations or accounting principles, our Compensation Committee may make adjustments to outstanding awards in order to prevent dilution or enlargement of the benefits intended to be provided under the Equity Plan.

Shares that are subject to awards that are paid in cash, terminate, lapse or are canceled or forfeited or issued in connection with awards that are assumed, converted or substituted as a result of acquisition or a combination with another company would not be counted for purposes of the limits above. Shares that are tendered or withheld in payment of all or part of the exercise price or tax withholding amount relating to an award shall not be added back to the number of shares authorized under the Equity Plan. In addition, if stock appreciation rights are settled in shares upon exercise, the total number of shares actually issued upon exercise rather than the number of shares subject to the award would be counted against the number of shares authorized under the Equity Plan. For clarity, the foregoing share recycling provisions apply to all awards under the Equity Plan, including Adjusted Awards.

Types of Awards. Below is a general description of the types of awards that may be granted under the Equity Plan. Our Compensation Committee will determine the terms and conditions of awards on a grant-by-grant basis, subject to limitations contained in the Equity Plan.

•

Stock Options and Stock Appreciation Rights. Stock options and stock appreciation rights may be granted in such amounts and subject to such terms and conditions as determined by our Compensation Committee. The Equity Plan permits the grant of both nonqualified stock options and incentive stock options. The maximum term of options is ten years. The aggregate fair market value as of the date of grant of the shares with respect to which the incentive stock options awarded to any participant first become exercisable during any calendar year may not exceed $100,000. If this limit is exceeded, the incentive stock option will be treated as a nonqualified stock option. The exercise price for each share subject to a stock option or stock appreciation right will be equal to or greater than the fair market value of a share on the date of grant. The Equity Plan prohibits repricing of stock options or stock appreciation rights unless approved by shareholders. Stock options and stock appreciation rights will not be granted with dividend equivalents or reload features or any additional deferral features that would be subject to the requirements of Section 409A of the Code. The Equity Plan permits various methods for cashless exercise of stock options and withholding for the payment of taxes associated with the exercise of stock options, if applicable.

•

Restricted Stock. Restricted stock may be granted in such amounts and subject to such terms and conditions as determined by our Compensation Committee, including time-based or performance-based vesting restrictions. Recipients of restricted stock will have all the rights of a shareholder with respect to the shares underlying the award, including the right to vote and to receive dividends or other distributions, except that the shares may be subject to a vesting schedule and forfeiture and generally may not be sold or transferred until the restrictions lapse. Dividends issued on restricted shares may be paid immediately or withheld and deferred in the participant’s account.

•

Restricted Stock Units. Restricted stock units may be granted in such amounts and subject to such terms and conditions as determined by our Compensation Committee, including time-based or performance-based vesting restrictions. Restricted stock units are denominated in shares and payable in shares (or cash equivalent in value to the shares or a combination thereof). Restricted stock units may be credited with dividend equivalents, which may be withheld and deferred in the participant’s account subject to a vesting schedule, or used to credit additional restricted stock units that vest on the same schedule and subject to any other conditions as the underlying restricted stock units.

•

Other Stock-Based Awards. The Compensation Committee may from time to time grant other awards that are denominated in or otherwise relate to shares. These awards may include phantom or hypothetical shares. The Compensation Committee will determine the terms and conditions that will apply to such other stock-based awards, including whether dividend equivalents will be credited, whether such award will be settled in cash or shares, or a combination thereof, when the restrictions lapse and any other required conditions are satisfied.

Performance Awards; Double Trigger Change in Control Vesting. Except as otherwise provided in award agreements, upon a Change in Control, performance goals underlying performance awards with incomplete performance periods will be deemed achieved at the greater of the target level and the actual level of performance measured as of the latest practicable date prior to the Change in Control, with any service-based vesting conditions continuing to apply unless otherwise determined by the Compensation Committee. Except as otherwise provided in award agreements, if a participant’s service is terminated by the Company without cause or by the participant for good reason during the two-year period following a Change in Control, all outstanding awards (including performance awards converted into service-based awards) shall become vested and/or exercisable as of the effective date of such termination, and all conditions shall be waived with respect to such awards.

The Equity Plan defines the term “Change in Control” by incorporating the definition required under Section 409A of the Code, which requires a “change in control event” to be objectively determinable with no discretionary authority reserved to the Compensation Committee.

Eligibility. Employees and other service providers of Aerospace or its affiliates, including our non-employee directors, are eligible to receive awards under the Equity Plan. In addition, holders of Adjusted Awards participate in the Equity Plan with respect to such awards.

Administration. Our Compensation Committee administers the Equity Plan. The Compensation Committee has discretion and authority to interpret the Equity Plan, prescribe, amend and rescind rules and regulations regarding the Equity Plan, select employees and other service providers to receive awards, determine the form, terms and conditions of awards, and take other actions it deems necessary or advisable for the proper operation or administration of the Equity Plan, including, with respect to recipients located outside the United States, to grant awards on terms and conditions that are different from those specified in the Equity Plan and to approve supplements or alternative versions of the Equity Plan to the extent necessary or desirable to accommodate differences in applicable law, tax policy, or custom. The Compensation Committee may delegate its duties and authority under the Equity Plan, except for the authority to grant and administer awards to certain senior executives.

The Board of Directors may also exercise the powers of our Compensation Committee with respect to the Equity Plan and awards granted thereunder at any time.

Amendment and Termination. The Equity Plan may be amended at any time by the Board of Directors without the approval of shareholders, except that no amendment will be effective until approval by shareholders to the extent required by applicable exchange rules or such amendment materially increases the number of shares issuable under the Equity Plan. No amendment of the Equity Plan made without the participant’s written consent may materially adversely affect any of the participant’s rights with respect to an outstanding award, unless necessary to comply with applicable law.

The Equity Plan will terminate upon the adoption of a resolution of the Board of Directors terminating the plan. Thereafter, no awards may be granted under the Equity Plan. However, termination of the Equity Plan will not alter or impair any rights or obligations of any participant without consent under any award previously granted under the Equity Plan.

Aerospace Offer Letters

Each of our executive officers entered into an offer letter that sets forth the executive officer’s initial base salary, target annual incentive compensation opportunity, and target value of annual long-term incentive awards, in each case that became effective on the date of the distribution, as summarized in the table below. For 2026, each of Messrs. Currier, Buddecke, Marinick, and DeGraff and Ms. Arlak will receive long-term incentive awards from Aerospace following the distribution that, together with any 2026 long-term incentive awards granted by Honeywell before the distribution, will have a grant date value equal to the applicable target annual incentive compensation opportunity. After the distribution, each of Messrs. Donofrio and Jepsen will receive a long-term incentive award from Aerospace with a grant date value equal to his target annual long-term incentive opportunity, consisting of stock options, restricted stock units, performance stock units or cash awards, or some combination thereof, as determined by Aerospace in its sole discretion. In addition, each executive officer is also entitled to other executive benefits under the terms of the applicable offer letter, including excess liability insurance and severance as provided to other senior executives of Aerospace.

Name	Base Salary	Target Annual Incentive Compensation Opportunity	Target Annual Long-Term Incentive Value
James Currier	$1,400,000	175%	$13,000,000
Joshua Jepsen	$1,000,000	100%	$4,400,000
John Donofrio	$775,000	90%	$2,550,000
Robert Buddecke	$690,000	85%	$1,825,000
David Marinick	$650,000	85%	$1,500,000
Richard DeGraff	$640,000	85%	$1,325,000
Karen Arlak	$590,000	80%	$1,175,000

Each of Messrs. Jepsen and Donofrio’s offer letters further provides for (a) a cash sign-on bonus ($1,525,000 for Mr. Jepsen and $300,000 for Mr. Donofrio), subject to repayment upon voluntary resignation or termination for cause within a specified period of time (36 months for Mr. Jepsen and 24 months for Mr. Donofrio) after the effective date of the offer letter, and (b) sign-on equity grants (with a grant date value of $10,000,000 for Mr. Jepsen and $7,230,000 for Mr. Donofrio), consisting equally of stock options and restricted stock units, vesting 33%/33%/34% on the first, second and third anniversaries of the grant date, or in the case of restricted stock units granted to Mr. Jepsen, 20%/50%/30% on the first, second and third anniversaries of the grant date, in each case generally subject to continued employment through the applicable vesting date. The sign-on equity grants will be granted by Honeywell and converted into corresponding Aerospace equity awards in connection with the distribution as described in the section entitled “Director Compensation—Treatment of Equity-Based Compensation.”

In addition, each of our executive officers other than Mr. Currier will be granted a “Founder’s Grant” of time-vesting Aerospace restricted stock units on August 3, 2026, with a grant date value of $1,500,000, vesting 50% on each of the second and third anniversaries of the grant date, generally subject to the executive officer’s continued employment through the applicable vesting date.

Aerospace Severance Plan for Designated Officers

In connection with the distribution, Aerospace has adopted the Honeywell Aerospace Inc. Severance Plan for Designated Officers (the “Officer Severance Plan”). The Officer Severance Plan became effective as of the distribution date and provides certain severance benefits both before or after a change in control of the Company to ensure that our executives are motivated primarily by the needs of the businesses for which they are responsible, rather than circumstances that are outside the ordinary course of business.

In the case of a change in control, severance benefits are payable only if both parts of the “double trigger” are satisfied. That is, (i) there must be a CIC of our Company, and (ii)(A) the executive must be involuntarily terminated other than for cause, or (ii)(B) the executive must initiate the termination of his or her own employment for good reason.

The Officer Severance Plan will provide benefits in the event of an involuntary termination other than for cause and enhanced benefits in the event of an involuntary termination other than for cause by Aerospace or voluntary termination by the executive for good reason if the termination occurs within two years following a change in control event, including:

Benefit	Non-Change in Control Involuntary Termination without Cause	Change in Control Termination without Cause or by Executive for Good Reason
Severance Benefits – Cash Payment	• 24 months of base salary for CEO, 12 months for CEO’s direct reports • Paid periodically, in cash • Pro rata target bonus (for CEO and CEO’s direct reports only)

•

36 months of base salary for CEO and 24 months for CEO’s direct reports

•

Paid in lump sum

•

Pro rata bonus based on the greater of target percentage (prior to change in control) and the average target percentages applied in the three years prior to the date of termination (for CEO and CEO’s direct reports only)

Benefits Continuation	• Medical and dental benefits are continued during the severance period at active employee contribution rates	• Medical and dental benefits are continued during the severance period at active employee contribution rates

Benefits provided under the Officer Severance Plan are conditioned on the executive executing a full release of claims and certain non-competition and non-solicitation covenants in favor of the Company. The right to continued severance benefits under the plan ceases in the event of a violation of such covenants. In addition, we would seek to recover severance benefits already paid to any executive who violates such restrictive covenants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation and distribution, all of the outstanding shares of Aerospace common stock were owned beneficially and of record by Honeywell. Following the separation and distribution, Aerospace has outstanding an aggregate of approximately 316,882,673 shares of common stock based upon approximately 633,765,347 shares of Honeywell common stock issued and outstanding on May 23, 2026, excluding treasury shares, assuming no exercise of any shares issued under Honeywell equity compensation awards and applying a distribution ratio of one share of Aerospace common stock for every two shares of Honeywell common stock.

Share Ownership Information for Directors and Officers

The following table shows the number of shares of common stock beneficially owned by our current directors, named executive officers, and our directors and current executive officers as a group, based on information available as of May 23, 2026 and based on the receipt of one share of Aerospace common stock for every two shares of Honeywell common stock held by such persons as of the close of business on June 15, 2026, the record date for the distribution. None of these individuals, or the group as a whole, beneficially own more than 1% of our common stock immediately following the completion of the distribution. Each person listed in the following table had sole voting and investment power of the shares shown, except as noted in the footnotes below.

Directors and Executive Officers(1)(2)	Shares	Percent of Class
Craig Arnold	179	*
William Ayer	11,558	*
James Currier	38,931	*
D. Scott Davis	21,435	*
David Denton	21	*
Pascal Desroches	—	—
Deborah Flint	5,541	*
General (Retired) David Goldfein	—	—
The Honorable Dr. William B. Roper Jr.	12	*
Mark Reuss	12	*
Michelle Seitz	—	—
Directors and Executive Officers as a Group (17 persons)	151,773	*

*	Less than one percent of the total shares of Aerospace common stock expected to be issued and outstanding.
(1)	The address of each of our executive officers and directors is c/o Honeywell Aerospace Inc., 1944 E Sky Harbor Cir N, Phoenix, AZ 85034.
(2)

Honeywell stock option awards that are vested as of May 23, 2026 and Honeywell restricted stock unit awards that are expected to vest within 60 days following May 23, 2026 are included in the table based on the total number of Honeywell shares underlying such awards—i.e., assuming full exercise or settlement, as applicable, and that no shares are withheld upon exercise of stock options or in connection with tax withholding

Certain Beneficial Owners

The following table shows all holders known to Aerospace that are beneficial owners of more than 5% of the outstanding shares of common stock, based on information available as of May 23, 2026 and based upon the receipt of one share of Aerospace common stock for every two shares of Honeywell common stock held by such persons as of the close of business on June 15, 2026, the record date for the distribution.

Name and Address	Shares	Percent of Class
Vanguard Capital Management LLC 100 Vanguard Blvd., Malvern, PA 19355(1)	23,796,234	7.51%
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001(2)	21,156,656	6.68%

(1)

The information is based on a Schedule 13G filed by Vanguard Capital Management LLC with the SEC on April 30, 2026 with respect to Honeywell common stock. Vanguard Capital Management LLC and certain related entities reported sole voting power in respect of 6,311,715 shares of Honeywell common stock and sole dispositive power in respect of 47,592,468 shares of Honeywell common stock.

(2)

The information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 29, 2024 with respect to Honeywell common stock. BlackRock, Inc. and certain related entities reported sole voting power in respect of 38,935,560 shares of Honeywell common stock and sole dispositive power in respect of 42,313,312 shares of Honeywell common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Honeywell and Aerospace

Aerospace and Honeywell operate separately, each as an independent public company. In connection with the separation, Aerospace entered into a separation agreement with Honeywell to effect the separation and to provide a framework for Aerospace’s relationship with Honeywell after the separation and entered into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property license agreement and a trademark license agreement. These agreements provide for the allocation between Aerospace and Honeywell of the assets, employees, liabilities, and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of Honeywell and its subsidiaries attributable to periods prior to, at and after the separation and govern the relationship between Aerospace and Honeywell subsequent to the completion of the separation.

The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into the registration statement of which this prospectus is a part.

Separation Agreement

We entered into a separation agreement with Honeywell on June 29, 2026. The separation agreement sets forth our agreements with Honeywell regarding the principal actions to be taken in connection with the separation and distribution. It also sets forth other agreements that govern certain aspects of our relationship with Honeywell following the distribution.

Transfer of Assets and Assumption of Liabilities

The separation agreement identifies the assets transferred, the liabilities assumed and the contracts transferred to each of Aerospace and Honeywell as part of the separation of the Aerospace Business into an independent, publicly traded company, and provides for when and how these transfers and assumptions occur. In particular, the separation agreement provides that, among other things, subject to the terms and conditions contained therein:

•

certain assets related to the Aerospace Business, which we refer to as the “Aerospace Assets,” will be retained by or transferred to Aerospace or one of its subsidiaries. Assets that are primarily related to the Aerospace Business will be Aerospace Assets, subject to limited exceptions (including with respect to pension plan assets);

•

certain liabilities related to the Aerospace Business or the Aerospace Assets, which we refer to as the “Aerospace Liabilities,” will be retained by or transferred to Aerospace. Liabilities that are primarily related to the Aerospace Business will be Aerospace Liabilities, subject to limited exceptions, including that Aerospace will generally be responsible for all environmental liabilities (including exposure to hazardous substances) other than (i) environmental liabilities relating to the operation of the Automation Business as currently conducted and (ii) environmental liabilities related to certain legacy sites associated with the Automation Business as currently conducted; and

•

all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the Aerospace Assets and the Aerospace Liabilities (such assets and liabilities, other than the Aerospace Assets and the Aerospace Liabilities, we refer to as the “Honeywell Assets” and “Honeywell Liabilities,” respectively) will be retained by or transferred to Honeywell.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither Aerospace nor Honeywell makes any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of any of Aerospace or Honeywell, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset or thing of value transferred in connection with the separation. All assets transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law, agreements, security interests or judgments are not complied with.

Unless the context otherwise requires, information in this prospectus with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement. The separation agreement generally provides that in the event that the transfer of assets and liabilities (or a portion thereof) to Aerospace or Honeywell, as applicable, does not occur prior to the separation, then until such assets or liabilities (or a portion thereof) are able to be transferred, Aerospace or Honeywell, as applicable, will hold such assets or liabilities on behalf and for the benefit of the transferee so that all the benefits and burdens relating to such asset or liability inure to the party contractually allocated such asset or liability.

The Distribution

The separation agreement also governs the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, Honeywell distributed to its shareowners that hold Honeywell common stock as of the record date for the distribution all of the issued and outstanding shares of Aerospace common stock on a pro rata basis. Shareowners received cash in lieu of any fractional shares.

Conditions to the Distribution

The separation agreement provides that the distribution was subject to satisfaction (or waiver by Honeywell in its sole and absolute discretion) of certain conditions. Honeywell had the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent that it determines to so proceed, to determine the record date for the distribution, the distribution date, and the distribution ratio.

Shared Contracts

Generally, shared contracts have been assigned in part if so assignable, or amended, bifurcated, or replicated to facilitate the separation so that the appropriate party is contractually allocated the rights, benefits and the related portion of any liabilities inuring to the business of the appropriate party, and each party will use commercially reasonable efforts to obtain the consents required to partially assign, amend, bifurcate, or replicate any shared contract.

Intercompany Accounts

The separation agreement provides that, subject to certain specified exceptions in the separation agreement, schedules or any ancillary agreement, certain accounts that were formerly intercompany accounts within Honeywell were to be settled prior to the separation.

Claims

In general, each party assumes liability for all pending, threatened, and unasserted legal matters related to its own business or its assumed or retained liabilities and indemnifies the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

Except as otherwise provided in the separation agreement, each party fully releases and forever discharges the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the distribution. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the distribution pursuant to the separation agreement or any ancillary agreement. These releases are subject to certain exceptions set forth in the separation agreement.

Indemnification

The separation agreement provides for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities contractually allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities contractually allocated to Honeywell under the separation agreement with Honeywell.

Specifically, in the separation agreement, Aerospace agrees to indemnify, defend and hold harmless Honeywell and its affiliates, and Honeywell’s and its affiliates’ directors, officers, employees, and agents, from and against all liabilities relating to, arising out of or resulting from:

•	the Aerospace Liabilities;

•	Aerospace’s failure to pay, perform or otherwise promptly discharge any of the Aerospace Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution; and

•	any breach by Aerospace of the separation agreement or any of the ancillary agreements.

Honeywell agrees to indemnify, defend and hold harmless Aerospace and its affiliates and Aerospace’s and its affiliates’ directors, officers, employees, and agents from and against all liabilities relating to, arising out of or resulting from:

•	the Honeywell Liabilities;

•	Honeywell’s failure to pay, perform or otherwise promptly discharge any of the Honeywell Liabilities in accordance with their respective terms whether prior to, at or after the distribution; and

•	any breach by Honeywell of the separation agreement or any of the ancillary agreements.

The separation agreement also establishes procedures with respect to claims subject to indemnification and related matters.

Indemnification with respect to taxes, and the procedures related thereto, are governed by the tax matters agreement.

Insurance

Following the distribution, we are generally responsible for obtaining and maintaining, at our own cost, our own insurance coverage for liabilities for which we assume responsibility, although we continue to have coverage under certain insurance policies issued to Honeywell or other entities for certain matters that arise out of or relate to acts, omissions or occurrences that occurred prior to the distribution, subject to the terms, conditions, and exclusions of such policies.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, Aerospace and Honeywell agree in the separation agreement to use commercially reasonable efforts, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary under applicable laws, regulations, and agreements to consummate and make effective the transactions contemplated by the separation agreement.

Dispute Resolution

The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Aerospace and Honeywell related to the separation or distribution and that are unable to be resolved through good faith negotiations between Aerospace and Honeywell. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of the parties in dispute. If such efforts are not successful, one of the parties in dispute may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, the party incurring the expense is responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date.

Other Matters

Other matters governed by the separation agreement include, among others, access to financial and other information, confidentiality, access to and provision of records and separation of guarantees and other credit support instruments.

Term, Amendment and Termination

The term of the separation agreement is perpetual unless and until terminated. After the distribution date, the separation agreement may not be amended or terminated, except by an agreement in writing signed by Aerospace and Honeywell.

Transition Services Agreement

Aerospace and Honeywell entered into a transition services agreement in connection with the separation pursuant to which Aerospace and Honeywell and their respective affiliates provide each other, on an interim, transitional basis, various services, including, but not limited to, global real estate support, information technology support, finance administration support, and human resources support, and are provided for specified fees, which are generally based on the cost of services provided. The services generally commenced on the distribution date and will terminate no more than two years following the distribution date.

Tax Matters Agreement

In connection with the separation, Aerospace and Honeywell entered into a tax matters agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests, and other tax matters).

Under the tax matters agreement, Honeywell generally is responsible for all U.S. federal income taxes imposed on the Honeywell consolidated tax return group and state and foreign income, franchise, capital gain, withholding, and similar taxes imposed on a consolidated, combined or unitary group (or similar tax group under non-U.S. law) that includes Honeywell or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the distribution date, except (1) special rules described below will apply with respect to certain taxes imposed in connection with the internal reorganization transactions and/or the distribution, (2) Aerospace is responsible for a specified portion of certain adjustments to U.S. federal income taxes imposed on the Honeywell consolidated tax return group with respect to taxable periods (or portions thereof) that end on or prior to the distribution date, generally attributable or relating to the Aerospace Business or Aerospace, any of its subsidiaries or any of their respective assets, and (3) Aerospace is responsible for taxes resulting from any breach of any representation or covenant made by or with respect to Aerospace in the tax matters agreement or other separation-related agreements or documents. Aerospace generally is responsible for (a) foreign income, franchise, capital gain, withholding, or similar taxes and non-income taxes imposed on a separate return basis on Aerospace (or any of its subsidiaries or any subgroup consisting solely of Aerospace and its subsidiaries) with respect to taxable periods (or portions thereof) that end on or prior to the distribution date and (b) a specified portion of certain adjustments to taxes imposed on Honeywell or its relevant subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the distribution date, generally attributable or relating to the Aerospace Business, except, in each case, that special rules apply with respect to certain taxes imposed in connection with certain internal reorganization transactions and/or the distribution.

The tax matters agreement provides special rules that allocate tax liabilities in the event either (1) the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or (2) any internal reorganization transaction that is intended to qualify as a transaction that is generally tax-free fails to so qualify. Under the tax matters agreement, each party generally will be responsible for any taxes and related amounts imposed on Honeywell or Aerospace as a result of the failure to so qualify, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the representations or covenants made by or with respect to that party in the tax matters agreement. Further, under the tax matters agreement, each party would be responsible for (a) fifty percent of any taxes (and any related costs and other damages) arising as a result of the failure of the distribution and certain related transactions to qualify as a transaction that is generally tax-free or a failure of any internal reorganization transaction that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts did not result from a disqualifying action or failure to act by, or acquisition of equity securities or assets of, Honeywell or Aerospace and (b) a specified portion of any taxes (and any related costs and other damages) arising from an adjustment, pursuant to an audit or other tax proceeding, with respect to certain internal reorganization transactions not intended to qualify as a transactions that are generally tax-free.

In addition, the tax matters agreement imposes certain restrictions on Aerospace and its subsidiaries during the two-year period following the distribution that are intended to prevent the distribution, together with certain related transactions, from failing to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Specifically, during such period, except in specific circumstances, Aerospace and its subsidiaries are generally prohibited from: (1) ceasing to conduct certain businesses, (2) entering into certain transactions or series of transactions pursuant to which all or a portion of the shares of Aerospace common stock would be acquired or all or a portion of certain assets of Aerospace and its subsidiaries would be acquired, (3) liquidating or merging or consolidating with any other person, (4) issuing equity securities beyond certain thresholds, (5) repurchasing Aerospace stock other than in certain open-market transactions, or (6) taking or failing to take any other action that would cause the distribution, together with certain related transactions, to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Further, the tax matters agreement imposes similar restrictions on Aerospace and its subsidiaries for specified periods following the distribution that are intended to prevent certain transactions undertaken as part of the internal reorganization from failing to qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Section 355 (or Sections 355 and 368(a)(1)(D)) of the Code or for applicable non-U.S. income tax purposes.

The term of the tax matters agreement is perpetual unless and until terminated.

Employee Matters Agreement

Aerospace and Honeywell entered into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement governs certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement provides that, unless otherwise specified, each party is responsible for liabilities associated with current and former employees of such party and its subsidiaries.

The employee matters agreement also governs the terms of equity-based awards granted by Honeywell prior to the separation.

The term of the employee matters agreement is perpetual unless and until terminated.

Intellectual Property License Agreement

Aerospace and Honeywell entered into an intellectual property license agreement pursuant to which each of Aerospace and Honeywell granted to the other non-exclusive, perpetual licenses under certain of the patents and other intellectual property rights owned by the licensing party or its group as of the distribution, excluding rights in trademarks and certain other intellectual property rights that may be addressed in separate agreements between the parties or their respective affiliates.

Trademark License Agreement

Aerospace and Honeywell entered into a trademark license agreement pursuant to which Honeywell grants to Aerospace a license to use “Honeywell Aerospace” and certain other trademarks in its operation of the Aerospace Business, including in the names of Aerospace and certain of its subsidiaries, subject to certain restrictions. The agreement includes exclusivity terms with respect to the use of “Honeywell Aerospace” and certain other uses, subject to certain exceptions, including exceptions permitting Honeywell to continue to market and sell products and services under the “Honeywell” mark. The trademark license agreement includes customary quality control provisions to protect and preserve the goodwill associated with “Honeywell” and the other licensed marks. In exchange, Aerospace will pay Honeywell an aggregate amount of $1.125 billion over a period of less than five years, with an initial payment of $18.75 million due within five days of the distribution date followed by 59 equal monthly payments of $18.75 million. The initial term of the trademark license agreement will end on the 6th anniversary of the distribution date, and is renewable by Aerospace for a second nine-year term, then for up to 12 additional consecutive five-year renewal periods, totaling a maximum of 69 additional years following the initial six-year term, unless otherwise terminated in accordance with the terms of the trademark license agreement. If Aerospace elects not to renew the trademark license agreement for any remaining renewal period of the agreement, Honeywell is obligated to reimburse Aerospace $50 million unless certain exceptions apply. Honeywell may unilaterally terminate the trademark license agreement under certain conditions, including, without limitation, (1) on the 6th anniversary of the distribution date, in which case Honeywell is obligated to reimburse Aerospace $250 million of the license fees Aerospace paid to Honeywell during the first five years of the license term, or (2) in connection with certain uncured breach events or following a change of control to which Honeywell has not provided prior consent.

Certain Other Agreements

In certain limited cases, Aerospace (or its applicable subsidiary) entered into certain sub-leases with Honeywell (or its applicable subsidiary) pursuant to which a portion of certain sites currently leased from third parties under operating leases will be sub-leased to Aerospace, Honeywell or one of their respective applicable subsidiaries until the end of the term of the primary lease. None of these sub-leases are expected to be material to Aerospace.

In addition, Aerospace or certain of its subsidiaries also intend to enter into one or more supply agreements with Honeywell or certain of its subsidiaries, the terms and conditions and costs of which will be specified in each such agreement, which are intended to be on an arm’s length basis and on market terms. None of these supply agreements are expected to be material to Aerospace.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the distribution, Aerospace issued the initial notes in an aggregate principal amount of $16.0 billion. Aerospace also (a) entered into the Credit Facilities (defined below) in an aggregate committed amount as of the date of the distribution of $4.0 billion and (ii) entered into the Commercial Paper Program under which Aerospace may issue unsecured commercial paper notes from time to time up to a maximum aggregate face or principal amount of $4.0 billion outstanding at any time.

The undrawn portion of the Credit Facilities will serve as a backup facility for the issuance of the Commercial Paper Program. Aerospace expects to use proceeds from the Credit Facilities and the Commercial Paper Program for general corporate purposes. The Credit Facilities became available upon consummation of the distribution, subject to certain conditions customary for facilities of this type. Aerospace has not borrowed under the Credit Facilities prior to, on or since the distribution date. Aerospace has not borrowed under the Commercial Paper Program since the distribution date. Aerospace used $9.1 billion of the net proceeds from the offering of the 2028 initial notes, the 2029 fixed rate initial notes, the 2031 initial notes, the 2033 initial notes, and the 2036 initial notes to make a cash distribution to Honeywell as partial consideration for the contribution of assets by Honeywell to Aerospace in connection with the distribution, and retained the balance (i) to pay fees and expenses related to the separation, the distribution, and/or the debt transactions and/or (ii) for general corporate purposes. The 2046 initial notes, the 2056 initial notes, and the 2066 initial notes were issued by Aerospace to Honeywell as partial consideration for the contribution of assets by Honeywell to Aerospace in connection with the distribution.

Aerospace’s targeted debt balance at the time of the separation was determined based on internal capital planning and considering the following factors and assumptions: anticipated business plan, flexibility for mergers and acquisitions and growth initiatives, optimal debt levels, operating activities, general economic contingencies, credit ratings, and desired financing capacity.

Revolving Credit Facilities

364-Day Credit Agreement

On March 6, 2026, Aerospace entered into a 364-Day Credit Agreement (the “364-Day Credit Agreement”) with the banks, financial institutions and other institutional lenders party thereto, Bank of America, as administrative agent, Bank of America, as swing line agent, Goldman Sachs and Morgan Stanley, as syndication agents, and the documentation agents named therein.

The 364-Day Credit Agreement provides for revolving credit commitments in an aggregate principal amount of $1.0 billion and is maintained for general corporate purposes. Revolving credit commitments are available in U.S. dollars, euros and other currencies agreed by all lenders. Amounts borrowed under the 364-Day Credit Agreement are required to be repaid no later than March 5, 2027, unless (i) Aerospace elects to convert all then outstanding amounts into a term loan, upon which such amounts shall be repaid in full on March 5, 2028 or (ii) the 364-Day Credit Agreement is terminated earlier pursuant to its terms.

The revolving credit commitments under the 364-Day Credit Agreement became available upon the consummation of the distribution, subject to certain conditions customary for facilities of this type. The obligations under the 364-Day Credit Agreement are senior unsecured obligations of Aerospace and are guaranteed on a senior unsecured basis by Honeywell until the consummation of the distribution. Upon consummation of the distribution, Honeywell was automatically released from all obligations under its guarantees without any action required on the part of the administrative agent or the lenders thereunder.

U.S. dollar advances under the 364-Day Credit Agreement bear interest at a rate of either (x) term SOFR plus an applicable margin that varies from 0.75% to 1.25% per annum based on Aerospace’s public debt rating for its long-term senior unsecured debt or (y) a base rate, plus an applicable margin 100 basis points less than the applicable margin for term SOFR advances (but not less than zero). Advances in alternative currencies will bear interest at rates based on the applicable benchmark rate for such currency, plus the margin applicable to term SOFR advances. Aerospace is also required to pay a commitment fee on unused commitments at a rate per annum also determined by reference to such public debt rating. In addition, Aerospace is required to pay a ticking fee on aggregate commitments from July 1, 2026 until the first date the revolving credit commitments are available to be drawn, at a rate per annum equal to the applicable percentage determined by reference to such public debt rating.

The 364-Day Credit Agreement does not restrict Aerospace’s ability to pay dividends, nor does it contain financial maintenance covenants. The 364-Day Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default for investment grade borrowers and financings of this type. Except for certain affirmative covenants, the affirmative and negative covenants contained in the 364-Day Credit Agreement are applicable only after revolving credit commitments are available to be drawn thereunder.

This summary of the 364-Day Credit Agreement is qualified in its entirety by reference to the full text of the 364-Day Credit Agreement, which is attached as Exhibit 10.8 to this prospectus.

Five-Year Credit Agreement

On March 6, 2026, Aerospace entered into a Five-Year Credit Agreement (the “Five-Year Credit Agreement” and together with the 364-Day Credit Agreement, the “Credit Facilities”) with the banks, financial institutions and other institutional lenders party thereto, Bank of America, as administrative agent, Bank of America, as swing line agent, Goldman Sachs and Morgan Stanley, as syndication agents, and the documentation agents named therein.

The Five-Year Credit Agreement provides for revolving credit commitments in an aggregate principal amount of $3.0 billion and is maintained for general corporate purposes. Revolving credit commitments are available in U.S. dollars, euros, pounds sterling, Japanese yen, Canadian dollars and other currencies agreed by all lenders. The Five-Year Credit Agreement includes a $500 million sublimit for the issuance of multi-currency letters of credit and a $500 million sublimit for swing line advances available in U.S. dollars.

The revolving credit commitments under the Five-Year Credit Agreement became available upon the consummation of the distribution, subject to certain conditions customary for facilities of this type. The obligations under the Five-Year Credit Agreement are senior unsecured obligations of Aerospace and are guaranteed on a senior unsecured basis by Honeywell until the consummation of the distribution. Upon consummation of the distribution, Honeywell was automatically released from all obligations under its guarantees without any action required on the part of the administrative agent or the lenders thereunder.

Any amounts borrowed under the Five-Year Credit Agreement are required to be repaid no later than March 6, 2031, unless such date is extended pursuant to the terms of the Five-Year Credit Agreement. U.S. dollar advances under the Five-Year Credit Agreement bear interest at a rate of either (x) term SOFR plus an applicable margin that varies from 0.75% to 1.25% per annum based on Aerospace’s public debt rating for its long-term senior unsecured debt or (y) a base rate, plus an applicable margin 100 basis points less than the applicable margin for term SOFR advances (but not less than zero). Advances in alternative currencies will bear interest at rates based on the applicable benchmark rate for such currency, plus the margin applicable to term SOFR advances. Aerospace is also required to pay a commitment fee on unused commitments at a rate per annum also determined by reference to such public debt rating. In addition, Aerospace is required to pay a ticking fee on aggregate commitments from July 1, 2026 until the first date the revolving credit commitments are available to be drawn, at a rate per annum equal to the applicable percentage determined by reference to such public debt rating.

The Five-Year Credit Agreement does not restrict Aerospace’s ability to pay dividends, nor does it contain financial maintenance covenants. The Five-Year Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default for investment grade borrowers and financings of this type. Except for certain affirmative covenants, the affirmative and negative covenants contained in the Five-Year Credit Agreement are applicable only after revolving credit commitments are available to be drawn thereunder.

This summary of the Five-Year Credit Agreement is qualified in its entirety by reference to the full text of the Five-Year Credit Agreement, which is attached as Exhibit 10.9 to this prospectus.

THE EXCHANGE OFFERS

Terms of the Exchange Offers

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in the exchange offers will be substantially identical to the form and terms of our initial notes except that, unlike our initial notes, the exchange notes (i) have been registered under the Securities Act and will be freely tradable by persons who are not affiliates of ours or subject to restrictions due to being a broker dealer and (ii) are not entitled to the registration rights applicable to the initial notes under the registration rights agreement relating to the initial notes. You should read the description of the exchange notes in the section in this prospectus entitled “Description of Notes.”

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of the exchange offers and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of the exchange offers.

Expiration Date; Extensions; Amendments; Termination

Each exchange offer will expire at 5:00 p.m., New York City time, on August 10, 2026, unless we extend such exchange offer in our sole discretion. The expiration date of the exchange offers will be at least 20 business days after the commencement of the exchange offers in accordance with Rule 14e-1(a) under the Exchange Act.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate any exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offers” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right, in our sole discretion:

•	to delay accepting for exchange any initial notes due to an extension of the relevant exchange offer(s);

•

to extend any of the exchange offers or to terminate any of the exchange offers and to refuse to accept applicable initial notes not previously accepted if any of the conditions set forth below under “—Conditions to the Exchange Offers” have not been satisfied by giving written notice of such extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offers in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of the initial notes. If we amend any of the exchange offers in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the relevant initial notes of such amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of any of the exchange offers, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a timely press release to a financial news service. If we make a material change to any of the exchange offers, we will disclose this change by means of a post-effective amendment to the registration statement that includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of relevant initial notes. In addition, we will extend the relevant exchange offer(s) for an additional five to 10 business days as required by the Exchange Act, depending on the significance of the amendment, if the applicable exchange offers would otherwise expire during that period. We will promptly notify the exchange agent by written notice of any delay in acceptance, extension, termination or amendment of any of the exchange offers.

Procedures for Tendering Initial Notes

Proper Execution

To tender your initial notes in the exchange offers, you must send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company (“DTC”) in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

The method of delivery of the initial notes and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in the exchange offers. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (“FINRA”);

(2)	a commercial bank or trust company having an office or correspondent in the United States; or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(a)

by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner, and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at DTC; or

(b)

for the account of a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)

a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing.

To tender your initial notes in the exchange offers, you must make the following representations:

(1)

you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

(2)	any exchange notes acquired by you pursuant to the exchange offers are being acquired in the ordinary course of business, whether or not you are the holder;

(3)

you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act;

(4)

you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(5)	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

(6)

if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that this participant has received, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in DTC’s systems may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that we may enforce this agreement against the participant in DTC tendering the notes. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of the exchange offers within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

No Guaranteed Delivery Procedure

We are not providing for guaranteed delivery procedures, and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC on or prior to the expiration time.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus.

We will be deemed to have received your tender as of a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of the exchange offers or irregularities or defects in tender as to particular notes with the exception of conditions to the exchange offers relating to the obligations of broker dealers, which we will not waive. If we waive a condition to an exchange offer, the waiver will be applied equally to all note holders with respect to such exchange offer. Our interpretation of the terms and conditions of the exchange offers will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until the defects and irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to an exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offers” below. For purposes of the exchange offers, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered only against the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of the exchange offers or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offers.

By tendering into the exchange offers, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered initial notes. This appointment will be effective only when, and to the extent that we accept your notes in the exchange offers. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the initial notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the applicable exchange offer.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date of the applicable exchange offer at the address provided below under “—Exchange Agent” or, in the case of eligible institutions, a properly transmitted “Request Message” through DTC’s Automated Tender Offer Program (“ATOP”) system.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn;

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

(3)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn; and

(4)

if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in the exchange offers.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of the exchange offers.

You may retender properly withdrawn initial notes in the exchange offers by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time on or before the applicable expiration time.

Conditions to the Exchange Offers

Notwithstanding any other terms of the exchange offers, we will not be required to accept for exchange, or exchange any exchange notes for, any initial notes, and we may terminate any of the exchange offers as provided in this prospectus before accepting any initial notes for exchange, if we determine in our sole discretion such exchange offer would violate any applicable law or applicable interpretations of the staff of the SEC.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offers must be satisfied or waived before the expiration of the exchange offers. If we waive a condition to an exchange offer, the waiver will be applied equally to all note holders in such exchange offer. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate any exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered;

(2)	extend such exchange offer and retain all initial notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders; or

(3)

waive any condition that has not been satisfied and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of such exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the initial note offering and the exchange offers over the term of the notes.

Exchange Agent

We have appointed Deutsche Bank Trust Company Americas as exchange agent for the exchange offers. Any required documents should be directed to the exchange agent at the address set forth below. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus to the exchange agent as follows:

Deutsche Bank Trust Company Americas

Trust & Agency Services

1 Columbus Circle, 4th Floor

Mail Stop: NYC01-0417

New York, NY 10019

USA

Attn: Corporates Team, AA8810

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offers. We agreed to pay all expenses incident to the exchange offers other than underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, relating to the sale or disposition of initial notes by a holder and we will indemnify the holders of the initial notes and the exchange notes (including any broker-dealers) against certain liabilities pursuant to the registration rights agreement, including liabilities under the Securities Act. The cash expenses to be incurred in connection with the exchange offers, including out-of-pocket expenses for the exchange agent, will be paid by us. We will not pay for underwriting discounts and commissions, brokerage commissions and transfer taxes, if any, relating to the sale or disposition of initial notes by a holder.

Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with the exchange offers, or if you do not properly tender your initial notes in the exchange offers, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

Upon completion of the exchange offers, due to the restrictions on transfer of the initial notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for the initial notes will be relatively less liquid than the market for exchange notes. Consequently, holders of initial notes who do not participate in the exchange offers could experience significant diminution in the value of their initial notes, compared to the value of the exchange notes. The holders of initial notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of initial notes.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF NOTES

On March 16, 2026, each series of initial notes was issued under the indenture. Each series of exchange notes will be issued under the indenture. The following summary of the provisions of the indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture and the notes. We urge you to read the indenture (including the forms of note contained therein) because it, and not this description, defines your rights as a holder of the notes. For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to Honeywell Aerospace Inc. and not to our subsidiaries and references to “securities” refers to all securities issuable from time to time under the indenture, including securities that may be issued after the initial issuance and sale of the notes.

General

We are offering to exchange up to $1,250,000,000 aggregate principal amount of 2028 initial notes for a like amount of 2028 exchange notes. The 2028 notes will mature on March 16, 2028. Interest on the 2028 notes accrues at the rate of 3.900% per annum.

We are offering to exchange up to $1,250,000,000 aggregate principal amount of 2029 fixed rate initial notes for a like amount of 2029 fixed rate exchange notes. The 2029 fixed rate notes will mature on March 16, 2029. Interest on the 2029 fixed rate notes accrues at the rate of 4.000% per annum.

We are offering to exchange up to $500,000,000 aggregate principal amount of 2029 floating rate initial notes for a like amount of 2029 floating rate exchange notes. The 2029 floating rate notes will mature on March 16, 2029. Interest on the 2029 floating rate notes accrues at a floating rate equal to Compounded SOFR (as defined herein) plus 0.630%, subject to the provisions set forth under “—Interest and Principal—Floating Rate Notes”; provided, however, that the minimum interest rate on the floating rate notes shall not be less than 0.000% and will be payable in cash.

We are offering to exchange up to $2,000,000,000 aggregate principal amount of 2031 initial notes for a like amount of 2031 exchange notes. The 2031 notes will mature on March 16, 2031. Interest on the 2031 notes accrues at the rate of 4.300% per annum.

We are offering to exchange up to $1,750,000,000 aggregate principal amount of 2033 initial notes for a like amount of 2033 exchange notes. The 2033 notes will mature on March 16, 2033. Interest on the 2033 notes accrues at the rate of 4.600% per annum.

We are offering to exchange up to $3,250,000,000 aggregate principal amount of 2036 initial notes for a like amount of 2036 exchange notes. The 2036 notes will mature on March 16, 2036. Interest on the 2036 notes accrues at the rate of 4.950% per annum.

We are offering to exchange up to $1,000,000,000 aggregate principal amount of 2046 initial notes for a like amount of 2046 exchange notes. The 2046 notes will mature on March 16, 2046. Interest on the 2046 notes accrues at the rate of 5.622% per annum.

We are offering to exchange up to $3,500,000,000 aggregate principal amount of 2056 initial notes for a like amount of 2056 exchange notes. The 2056 notes will mature on March 16, 2056. Interest on the 2056 notes accrues at the rate of 5.732% per annum.

We are offering to exchange up to $1,500,000,000 aggregate principal amount of 2066 initial notes for a like amount of 2066 exchange notes. The 2066 notes will mature on March 16, 2066. Interest on the 2066 notes accrues at the rate of 5.852% per annum.

The initial notes are, and the exchange notes will be, unsecured and will rank equally with our other unsecured and unsubordinated indebtedness. Each series of the notes will be a separate series of senior debt securities under the indenture. The indenture does not limit the aggregate principal amount of securities that may be issued under the indenture. Securities may be issued under the indenture as a single series or in two or more separate series up to the aggregate principal amount authorized by us from time to time.

If the maturity date of any notes falls on a day that is not a business day, payment of principal, premium, if any, and interest for such notes then due will be paid on the next business day. No interest on that payment will accrue from and after the maturity date. Payments of principal, premium, if any, and interest on the notes will be made by us through the Trustee to DTC. Each series of notes has been or will be issued in the form of one or more fully registered global securities in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

By “business day” we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York, New York, United States.

Additional Issues

We may from time to time, without notice to or the consent of the holders of any series of notes, create and issue additional notes of a series ranking equally and ratably with such series of notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date or except for the first payment of interest following the issue date of those additional notes; provided that, if such additional notes are not issued as part of a “qualified reopening” or are otherwise not a part of the “same issue” as notes offered by this prospectus (in each case within the meaning of applicable Treasury Regulations), such additional notes will have a different CUSIP, ISIN and/or any other identifying number. The exchange notes of each series of notes will be, and such additional notes may be, consolidated and form a single series with, and will have the same terms as to status, redemption, waivers, amendments or otherwise, as the applicable series of the notes, and will vote together as one class on all matters with respect to such series of notes.

Ranking of the Notes

The payment of the principal of, premium, if any, and interest on the notes will:

•	rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness, liabilities and other obligations of the Company;

•	rank senior in right of payment to all our existing and future subordinated indebtedness;

•	be effectively subordinated to all our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness; and

•	be structurally subordinated in right of payment to all our existing and future indebtedness, liabilities and other obligations of each of our subsidiaries.

A substantial portion of our assets are owned through our subsidiaries, many of which have liabilities of their own, which will be structurally senior to the notes. None of our subsidiaries will have any obligations with respect to the notes. Therefore, our rights and the rights of our creditors, including holders of notes, to participate in the assets of any subsidiary upon any such subsidiary’s liquidation may be subject to the prior claims of such subsidiary’s creditors.

No Guarantee

The initial notes are not, and the exchange notes will not be, guaranteed. Prior to the Spin-Off, the initial notes were initially guaranteed by Honeywell, and upon consummation of the Spin-Off, the guarantee terminated automatically in accordance with its terms. Honeywell no longer has any obligation with respect to the initial notes, and will not have any obligation with respect to the exchange notes.

Interest and Principal

Interest will accrue on the exchange notes from the most recent interest payment date to or for which interest has been paid or duly provided for (or if no interest has been paid or duly provided for, from the issue date of the initial notes).

The holders of the initial notes that are accepted for exchange will be deemed to have waived the right to receive payment of accrued interest on those initial notes from the last interest payment date on which interest was paid or duly provided for (or if no interest has been paid or duly provided for, from the issue date of the initial notes) on such initial notes to the date of issuance of the exchange notes. Interest on the initial notes accepted for exchange will cease to accrue upon issuance of the exchange notes. Interest is payable on the exchange notes beginning with the first interest payment date following the consummation of the exchange offer.

In each case, interest payable on the maturity date of the notes or any redemption date of the notes shall be payable to the person to whom the principal of such notes shall be payable. We will make payments of principal, premium, if any, and interest through the paying agent to The Depository Trust Company (“DTC”).

Fixed Rate Notes

We will pay interest on the 2028 exchange notes on March 16 and September 16 of each year, with the first payment on September 16, 2026, to the persons in whose names such notes are registered at the close of business on March 2 and September 2, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2029 fixed rate exchange notes on March 16 and September 16 of each year, with the first payment on September 16, 2026, to the persons in whose names such notes are registered at the close of business on March 2 and September 2, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2031 exchange notes on March 16 and September 16 of each year, with the first payment on September 16, 2026, to the persons in whose names such notes are registered at the close of business on March 2 and September 2, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2033 exchange notes on March 16 and September 16 of each year, with the first payment on September 16, 2026, to the persons in whose names such notes are registered at the close of business on March 2 and September 2, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2036 exchange notes on March 16 and September 16 of each year, with the first payment on September 16, 2026, to the persons in whose names such notes are registered at the close of business on March 2 and September 2, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2046 exchange notes on March 16 and September 16 of each year, with the first payment on September 16, 2026, to the persons in whose names such notes are registered at the close of business on March 2 and September 2, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2056 exchange notes on March 16 and September 16 of each year, with the first payment on September 16, 2026, to the persons in whose names such notes are registered at the close of business on March 2 and September 2, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

We will pay interest on the 2066 exchange notes on March 16 and September 16 of each year, with the first payment on September 16, 2026, to the persons in whose names such notes are registered at the close of business on March 2 and September 2, as the case may be (in each case, whether or not a business day), immediately preceding the related interest payment date.

Interest on the exchange notes will be computed on the basis of a 360-day year of twelve 30-day months.

Interest payable on any interest payment date, redemption date or maturity date shall be the amount of interest accrued from, and including, the next preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the original issue date, if no interest has been paid or duly provided for with respect to the applicable series of exchange notes) to, but excluding, such interest payment date, redemption date or maturity date, as the case may be. If any interest payment date falls on a day that is not a business day, the interest payment will be made on the next succeeding day that is a business day, but no additional interest will accrue as a result of the delay in payment. If the maturity date or any redemption date of the exchange notes falls on a day that is not a business day, the related payment of principal, premium, if any, and interest will be made on the next succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding business day.

Floating Rate Notes

The floating rate notes will bear interest at a variable rate. The interest rate for the floating rate notes for a particular interest period will be a per annum rate equal to Compounded SOFR as determined on the applicable Interest Determination Date by the calculation agent appointed by us (“Calculation Agent”), which initially will be Deutsche Bank Trust Company Americas, plus 0.630%. The interest rate on the floating rate notes will be reset on the first day of each interest period other than the initial interest period (each an “interest reset date”). Interest on the floating rate exchange notes will be payable quarterly in arrears on March 16, June 16, September 16 and December 16 of each year, beginning September 16, 2026. An interest period is the period commencing on an interest payment date (or, in the case of the initial interest period, commencing on June 16, 2026) and ending on the day preceding the next interest payment date. The initial interest period is June 16, 2026 through September 15, 2026. The Interest Determination Date for the initial interest period will be September 14, 2026. If any interest payment date falls on a date that is not a business day, the payment will be made on the next business day, except that if that business day is in the immediately succeeding calendar month, the interest payment will be made on the next preceding business day, in each case with interest accruing to the applicable interest payment date (as so adjusted). Payments of interest and principal on the floating rate notes will be made to the persons in whose name the notes are registered on the date which is fifteen days prior to the relevant interest payment date. Interest on the floating rate notes will be calculated on the basis of the actual number of days in each quarterly interest period and a 360-day year. As long as the floating rate notes are in the form of global notes, all payments of principal and interest on the notes will be made by the paying agent to the depositary or its nominee in immediately available funds.

Secured Overnight Financing Rate and the SOFR Index

SOFR is published by the Federal Reserve Bank of New York and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities.

The SOFR Index is published by the Federal Reserve Bank of New York and measures the cumulative impact of compounding SOFR on a unit of investment over time, with the initial value set to 1.00000000 on April 2, 2018, the first value date of SOFR. The SOFR Index value reflects the effect of compounding SOFR each business day and allows the calculation of Compounded SOFR averages over custom time periods.

The Federal Reserve Bank of New York notes on its publication page for the SOFR Index that use of the SOFR Index is subject to important disclaimers, limitations and indemnification obligations, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time without notice. The interest rate for any interest period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.

Compounded SOFR

“Compounded SOFR” will be determined by the Calculation Agent in accordance with the following formula (and the resulting percentage will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point):

where:

“SOFR IndexStart” = For periods other than the initial interest period, the SOFR Index value on the preceding Interest Determination Date, and, for the initial interest period, the SOFR Index value on March 12, 2026;

“SOFR IndexEnd” = The SOFR Index value on the Interest Determination Date relating to the applicable interest payment date (or, in the final interest period, relating to the maturity date, or in the case of a redemption or repayment of the notes, relating to the applicable redemption or repayment date); and

“dc” is the number of calendar days in the relevant Observation Period.

For purposes of determining Compounded SOFR:

“Interest Determination Date” means the date that is two U.S. Government Securities Business Days before each interest payment date (or, in the final interest period, before the maturity date or, in the case of a redemption or repayment of the notes, before the applicable redemption or repayment date).

“Observation Period” means, in respect of each interest period, the period from and including the date that is two U.S. Government Securities Business Days preceding the first date in such interest period to but excluding the date that is two U.S. Government Securities Business Days preceding the interest payment date for such interest period (or, in the final interest period, preceding the maturity date or, in the case of a redemption or repayment of the notes, preceding the applicable redemption or repayment date).

“SOFR Index” means, with respect to any U.S. Government Securities Business Day, the SOFR Index value as published by the SOFR Administrator (as defined herein) as such index appears on the SOFR Administrator’s Website at 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”); provided that if a SOFR Index value does not so appear as specified above at the SOFR Index Determination Time, then: (i) if a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “SOFR Index Unavailable Provisions” described below, or (ii) if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “Effect of Benchmark Transition Event” provisions described below.

“SOFR” means the daily secured overnight financing rate as provided by the SOFR Administrator on the SOFR Administrator’s Website.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of SOFR).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source.

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

SOFR Index Unavailable Provisions

If a SOFR IndexStart or SOFR IndexEnd is not published on the associated Interest Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, “Compounded SOFR” means, for the applicable interest period for which such index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for SOFR averages, and definitions required for such formula, published on the SOFR Administrator’s Website, initially located at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180-calendar days” shall be removed. If SOFR does not so appear for any day “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s Website.

Notwithstanding anything to the contrary in the documentation relating to the floating rate notes, if we (or our designee) determine on or prior to the relevant Reference Time (as defined herein) that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to determining Compounded SOFR, then the benchmark replacement provisions set forth below under “Effect of Benchmark Transition Event” will thereafter apply to all determinations of the rate of interest payable on the floating rate notes.

For the avoidance of doubt, in accordance with the benchmark replacement provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate for each interest period on the floating rate notes will be an annual rate equal to the sum of the Benchmark Replacement and the margin of 0.630% for the floating rate notes, as determined by us or our designee; provided, however, that the minimum interest rate on the floating rate notes shall not be less than 0.000%. The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States laws of general application.

All percentages resulting from any calculation of any interest rate for the floating rate notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 8.986865% (or 0.08986865) being rounded to 8.98687% (or 0.0898687)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards). The Calculation Agent will, upon the request of any holder of the floating rate notes, provide the interest rate then in effect with respect to the floating rate notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on us and the holders of the floating rate notes.

Effect of Benchmark Transition Event

Benchmark Replacement. If we or our designee determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations. Any determination, decision, election or calculation that may be made by us or our designee pursuant to the benchmark transition provisions described herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in our or our designee’s sole discretion and notwithstanding anything to the contrary in any documentation relating to the floating rate notes, shall become effective without consent from the holders of the floating rate notes or any other party.

Certain Defined Terms. As used herein:

“Benchmark” means, initially, Compounded SOFR, as such term is defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published SOFR Index used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us (or our designee) as of the Benchmark Replacement Date:

(1)

the sum of (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(2)	the sum of (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(3)

the sum of (a) the alternate rate of interest that has been selected by us or our designee as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

(1)

the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or our designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “interest period,” timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, changes to the definition of “Corresponding Tenor” solely when such tenor is longer than the interest period and other administrative matters) that we or our designee decides may be appropriate to reflect the adoption of such

Benchmark Replacement in a manner substantially consistent with market practice (or, if we or our designee decides that adoption of any portion of such market practice is not administratively feasible or if we or our designee determines that no market practice for use of the Benchmark Replacement exists, in such other manner as we or our designee determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; and

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“ISDA Definitions” means the 2021 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor, excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Index Determination Time, as such time is defined above, and (2) if the Benchmark is not Compounded SOFR, the time determined by us (or our designee) in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement, excluding the Benchmark Replacement Adjustment.

Optional Redemption

At any time prior to maturity with respect to the 2028 notes; prior to February 16, 2029 (the date that is one month prior to the maturity date of the 2029 fixed rate notes) (the “2029 Par Call Date”), with respect to the 2029 fixed rate notes; prior to February 16, 2031 (the date that is one month prior to the maturity date of the 2031 notes) (the “2031 Par Call Date”), with respect to the 2031 notes; prior to January 16, 2033 (the date that is two months prior to the maturity date of the 2033 notes) (the “2033 Par Call Date”), with respect to the 2033 notes; and prior to December 16, 2035 (the date that is three months prior to the maturity date of the 2036 notes) (the “2036 Par Call Date”), with respect to the 2036 notes, we may redeem the applicable series of notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that such notes matured on their applicable Par Call Date, if any) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 10 basis points with respect to the 2028 notes, plus 10 basis points with respect to the 2029 fixed rate notes, plus 10 basis points with respect to the 2031 notes, plus 15 basis points with respect to the 2033 notes and plus 15 basis points with respect to the 2036 notes less (b) interest accrued to the date of redemption, and

•	100% of the principal amount of the notes to be redeemed;

plus, in either case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after the 2029 Par Call Date, with respect to the 2029 fixed rate notes; the 2031 Par Call Date, with respect to the 2031 notes; the 2033 Par Call Date, with respect to the 2033 notes; and the 2036 Par Call Date, with respect to the 2036 notes, we may redeem such notes of the applicable series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest thereon to the redemption date.

The 2029 floating rate notes are not redeemable prior to maturity.

Except as described below, the 2046 notes, 2056 notes and 2066 notes are not redeemable on or prior to March 16, 2031.

At any time on or after March 16, 2031 and prior to September 16, 2045 (the date that is six months prior to the maturity date of the 2046 notes) (the “2046 Par Call Date”), with respect to the 2046 notes; prior to September 16, 2055 (the date that is six months prior to the maturity date of the 2056 notes) (the “2056 Par Call Date”), with respect to the 2056 notes; and prior to September 16, 2065 (the date that is six months prior to the maturity date of the 2066 notes) (the “2066 Par Call Date”), with respect to the 2066 notes, we may redeem the applicable series of notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that such notes matured on their applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points with respect to the 2046 notes, plus 15 basis points with respect to the 2056 notes and plus 20 basis points with respect to the 2066 notes less (b) interest accrued to the date of redemption, and

•	100% of the principal amount of the notes to be redeemed;

plus, in either case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after the 2046 Par Call Date, with respect to the 2046 notes; the 2056 Par Call Date, with respect to the 2056 notes; and the 2066 Par Call Date, with respect to the 2066 notes, we may redeem such notes of the applicable series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest thereon to the redemption date.

Any redemption may, at our discretion, be subject to one or more conditions precedent, which will be set forth in the related notice of redemption, including, but not limited to, completion of an offering or financing or other transaction or event. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice will describe each such condition, and if applicable, will state that, in our discretion, the redemption date may be delayed until such time as any or all such conditions will be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions will not have been satisfied by the redemption date, or by the redemption date as so delayed. If any such condition precedent has not been satisfied, we will provide written notice to the Trustee prior to the close of business two business days prior to the redemption date. Upon receipt of such notice, the notice of redemption will be rescinded or delayed, and the redemption of the notes will be rescinded or delayed as provided in such notice. Upon receipt, the Trustee will provide such notice to each holder in the same manner in which the notice of redemption was given.

The notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail or sent by electronic transmission at least 10 days but not more than 60 days before the redemption date to each holder of the applicable series of notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the amount and CUSIP number of the note to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on any notes that are redeemed. If less than all the notes are redeemed at any time, the Trustee will select notes by lot or on a pro rata basis or by any other method the Trustee deems fair and appropriate in accordance with the applicable procedures of DTC.

We will calculate the redemption price and neither the Trustee nor the paying agent will be responsible for verifying or calculating the redemption price.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to the applicable Par Call Date. If there is no United States Treasury security maturing on such Par Call Date, but there are two or more United States Treasury securities with a maturity date equally distant from such Par Call Date, one with a maturity date preceding such Par Call Date and one with a maturity date following such Par Call Date, we shall select the United States Treasury security with a maturity date preceding such Par Call Date. If there are two or more United States Treasury securities maturing on such Par Call Date for such series of notes or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

No notes of a principal amount of $2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note of any series in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes of a series are held by DTC (or another depositary), the redemption of the notes of such series shall be done in accordance with the policies and procedures of the depositary.

Except as set forth above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

We may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Limitation on Mortgages

In the indenture, we covenanted not to issue, assume or guarantee any indebtedness for borrowed money secured by liens on any property located in the United States which is in the opinion of our board of directors, a principal manufacturing property, or any shares of capital stock or indebtedness of any subsidiary owning such property, without equally and ratably securing the notes, subject to exceptions specified in the indenture. These exceptions include:

•	existing liens on our property or liens on property of corporations at the time those corporations become our subsidiaries or are merged with us;

•	liens existing on property when acquired, or incurred to finance the purchase price of that property;

•	certain liens on property to secure the cost of development of, or improvements on, that property;

•	certain liens in favor of or required by contracts with governmental entities; and

•	indebtedness secured by liens otherwise prohibited by the covenant not exceeding 10% of the consolidated net tangible assets of the Company and our consolidated subsidiaries.

Limitation on Sale and Lease-Back

We also covenanted not to enter into any sale and lease-back transaction covering any property located in the United States which is in the opinion of our board of directors, a principal manufacturing property, unless:

•

we would be entitled under the provisions described under “—Limitation on Mortgages” to incur debt equal to the value of such sale and lease-back transaction, secured by liens on the property to be leased, without equally securing the outstanding notes; or

•

we, during the four months following the effective date of such sale and lease-back transaction, apply an amount equal to the value of such sale and lease-back transaction to the voluntary retirement of long-term indebtedness of the Company or our subsidiaries.

Contribution of Assets and Liabilities

Honeywell agreed to, prior to the Spin-Off, contribute, convey, sell or otherwise transfer, or make definitive arrangements to transfer to us and our subsidiaries, substantially all of the assets, and cause to be accepted or assumed, or make definitive arrangements to be accepted or assumed after the Spin-Off, substantially all of the liabilities comprising our business described in, and subject to the exceptions and limitations set forth in, the Form 10 (including all exhibits thereto) filed by us on June 8, 2026 with the SEC. This covenant was satisfied prior to the completion of the Spin-Off.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not consolidate with or merge into any other person or sell our assets substantially as an entirety, unless:

•

the person formed by such consolidation or into which we are merged or the person which acquires our assets is a person organized in the United States of America and expressly assumes the due and punctual payment of the principal of and interest on all the notes and the performance of every covenant of the indenture on our part;

•

immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing; and

•

we have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that such consolidation or transfer and a supplemental indenture, if applicable, comply with the indenture and that all conditions precedent herein provided for relating to such transaction have been complied with.

In addition, the registration rights agreement provides that such successor assume the obligations of its predecessor under the registration rights agreement.

Upon such consolidation, merger or sale, the successor corporation formed by such consolidation or into which we are merged or to which such sale is made will succeed to, and be substituted for, us under the indenture, and the predecessor corporation shall be released from all obligations and covenants under the indenture and the notes.

The indenture does not restrict, or require us to redeem or permit holders to cause redemption of notes in the event of:

•	a consolidation, merger, sale of assets or other similar transaction that may adversely affect our creditworthiness or the successor or combined entity;

•	a change in control of us; or

•	a highly leveraged transaction involving us whether or not involving a change in control.

Accordingly, the holders of notes would not have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders. The protective covenants applicable to the notes would continue to apply to us in the event of a leveraged buyout initiated or supported by us, our management, or any of our affiliates or their management, but may not prevent such a transaction from taking place.

Events of Default, Notice and Waiver

The indenture provides that if an event of default shall have occurred and be continuing with respect to any series of notes, then either the Trustee or the holders of not less than 25% in outstanding principal amount of the notes of that series may declare to be due and payable immediately the outstanding principal amount of the notes of the affected series, together with interest, if any, accrued thereon; provided, however, that if the event of default is any of certain events of bankruptcy, insolvency or reorganization, all the notes, together with interest, if any, accrued thereon, will become immediately due and payable without further action or notice on the part of the Trustee or the holders.

Under the indenture, an event of default with respect to any series of notes is any one of the following events:

•	default for 30 days in payment when due of any interest due with respect to the notes of such series;

•	default in payment when due of principal of or of premium, if any, on the notes of such series;

•

default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 90 days after we receive written notice specifying the default (and demanding that such default be remedied) from the Trustee or the holders of at least 25% of the principal amount of securities of that series then outstanding (with a copy to the Trustee if given by holders) (except in the case of a default with respect to certain consolidations, mergers, or sales of assets as set forth in the indenture, which will constitute an event of default with such notice requirement but without such passage of time requirement), provided, however, that the sole remedy of holders of the securities for an event of default relating to the failure to file any documents or reports that Honeywell or we, as applicable, are required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act, to provide such documents or reports, within 30 days after filing with the SEC, to the Trustee pursuant to the indenture, will for the first 60 days after the occurrence of such an event of default, or such shorter period until such event of default has been cured or waived, consist exclusively of the right to receive additional interest on the securities at an annual rate equal to 0.25% of the outstanding principal amount of the securities, and that, on the 61st day after such event of default (if such event of default is not cured or waived prior to such 61st day), the securities will be subject to acceleration as provided in the indenture; or

•	certain events of bankruptcy, insolvency and reorganization.

The indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to any series of notes, give to the holders of notes of such series notice of such default known to it, unless cured or waived; provided that except in the case of default in the payment of principal, or interest or premium, if any, on any notes of such series or in the payment of any sinking fund installment with respect to notes of such series, the Trustee will be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or specified officers of the Trustee in good faith determine that the withholding of such notice is in the interests of the holders of notes of such series. The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default.

The indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the continuance of an event of default to act with the required standard of care, to be instructed by the requisite majority of holders and indemnified, secured and/or prefunded to its satisfaction before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in outstanding principal amount of any series of notes may, subject to certain exceptions, on behalf of the holders of notes of such series direct the time, method and place of conducting proceedings for remedies available to the Trustee, or exercising any trust or power conferred on the Trustee.

The indenture includes a covenant that we will file annually with the Trustee a certificate of no default, or specifying any default that exists.

In certain cases, the holders of a majority in outstanding principal amount of the notes of any series may on behalf of the holders of notes of such series rescind a declaration of acceleration or waive any past default or event of default with respect to the notes of that series except a default not theretofore cured in payment of the principal of, or interest or premium, if any, on any notes of such series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each such notes.

No holder of notes of any series will have any right to institute any proceeding with respect to the indenture or the notes of any series or for any remedy thereunder unless:

•	such holder shall have previously given to the Trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes of such series have also made such a written request;

•	such holder or holders have provided indemnity, security and/or prefunding satisfactory to the Trustee to institute such proceeding as trustee;

•	the Trustee has not received from the holders of a majority in outstanding principal amount of the notes of such series a direction inconsistent with such request; and

•	the Trustee has failed to institute such proceeding within 90 calendar days of such notice.

However, such limitations do not apply to a suit instituted by a holder of notes for enforcement of payment of the principal of, or premium or interest, if any, on such notes on or after the respective due dates expressed in such notes after any applicable grace periods have expired.

Modification and Waiver

The Trustee and we may amend or supplement the indenture or the notes of any series without the consent of the holders of the notes in order to:

•	cure any ambiguity, defect or inconsistency;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to the holders in the case of a merger or consolidation of us as permitted by the indenture;

•

evidence and provide for the acceptance of appointment by a successor trustee and to add to or change any of the provisions of the indenture as are necessary to provide for or facilitate the administration of the trusts by more than one trustee;

•	make any change that would provide any additional rights or benefits to the holders of all or any series of notes and that does not adversely affect any such holder;

•	comply with SEC requirements in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	evidence the succession of another person to us, or successive successions, and the assumption of our covenants, agreements and obligations by the successor; or

•	evidence the release of the guarantor as permitted by the indenture.

In addition, except as described below, modifications and amendments of the indenture or the notes of any series may be made by the Trustee and us with the consent of the holders of a majority in outstanding principal amount of the notes affected by such modification or amendment. However, no such modification or amendment may, without the consent of each holder affected thereby:

•	change the stated maturity of, or time for payment of interest on, any note;

•	reduce the principal amount of, or the rate of interest or the premium, payable upon the redemption of, if any, on any note;

•	change the place or currency of payment of principal of, or interest or premium, if any, on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to such notes on or after the stated maturity or prepayment date thereof; or

•	reduce the percentage in principal amount of notes of any series where holders must consent to an amendment, supplement or waiver.

Defeasance

The indenture provides that we will be discharged from any and all obligations in respect of the notes of any series (except for certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and hold monies for payment in trust and to pay the principal of and interest, if any, on such notes), upon the irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities, which through the payment of interest and principal thereof in accordance with their terms provides money in an amount sufficient to pay the principal of (and premium, if any) and interest, if any, in respect of the notes of such series on the stated maturity date of such principal and any installment of principal, or interest or premium, if any. Also, the establishment of such a trust will be conditioned on the delivery by us to the Trustee of an opinion of counsel reasonably satisfactory to the Trustee to the effect that, (a) we have received from, or there has been published by, the United States Internal Revenue Service a ruling or (b) since the issuance of the notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the beneficial owners of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

We may also omit to comply with the restrictive covenants, if any, of any particular series of notes, other than our covenant to pay the amounts due and owing with respect to such series of notes.

Thereafter, any such omission shall not be an event of default with respect to the notes of such series, upon the deposit with the Trustee, in trust, of money and/or U.S. government securities which through the payment of interest and principal in respect thereof in accordance with their terms provides money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest, if any, in respect of notes of such series on the stated maturity date of such principal or installment of principal, or interest or premium, if any. Our obligations under the indenture and the notes of such series other than with respect to such covenants shall remain in full force and effect. Also, the establishment of such a trust will be conditioned on the delivery by us to the Trustee of an opinion of counsel to the effect that the beneficial owners of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In the event we exercise our option to omit compliance with certain covenants as described in the preceding paragraph and the notes of such series are declared due and payable because of the occurrence of any event of default, then the amount of monies and U.S. government securities on deposit with the Trustee will be sufficient to pay amounts due on the notes of such series at the time of the acceleration resulting from such event of default. We shall in any event remain liable for such payments as provided in the notes of such series.

Satisfaction and Discharge

At our option, we may satisfy and discharge the indenture with respect to the notes of any series (except for specified obligations of the Trustee and ours, including, among others, the obligations to apply money held in trust) when:

•

either (a) all notes of such series previously authenticated and delivered under the indenture have been delivered to the security registrar for cancellation or (b) all notes of such series not theretofore delivered to the security registrar for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and we have deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose cash, U.S. government securities, or a combination thereof, in such amounts as will be sufficient to pay and discharge the entire indebtedness on notes of such series;

•	we have paid or caused to be paid all other sums payable under the indenture with respect to the notes of such series by us; and

•

we have delivered to the Trustee an officers’ certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the indenture as to such series have been satisfied.

The Trustee, Paying Agent and Security Registrar

Deutsche Bank Trust Company Americas is the trustee, paying agent and security registrar with respect to the notes and maintains various commercial and investment banking relationships with affiliates of theirs and ours. Deutsche Bank Trust Company Americas is the calculation agent with respect to the floating rate notes. Deutsche Bank Trust Company Americas acts as trustee, fiscal agent and paying agent under certain indentures and funding arrangements with affiliates of theirs and ours.

Governing Law

The indenture and the initial notes are, and the exchange notes will be, governed by, and construed in accordance with, the laws of the State of New York.

Listing

The notes will not be listed on any securities exchange.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to the following address:

Honeywell Aerospace Inc.

1944 E Sky Harbor Cir N

Phoenix, Arizona 85034

Attention: Investor Relations Department

Exchanges and Transfers

Subject to the limitations described elsewhere in this prospectus, holders may present notes for exchange or for registration of transfer at the office of the Trustee, as security registrar. The security registrar and the transfer agent will not charge a service charge for any exchange or registration of transfer of notes. However, the transfer agent or the security registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange.

At any time we may designate additional transfer agents, rescind the designation of any transfer agent, or approve a change in the office of any transfer agent. However, we are required to maintain a transfer agent in each place of payment for the notes at all times.

Book-Entry System

The initial notes were offered and sold to qualified institutional buyers (“QIBs”) in reliance on Rule 144A (“Rule 144A Notes”). The initial notes were also offered and sold in offshore transactions to non-U.S. persons in reliance on Regulation S (“Regulation S Notes”). The initial notes were issued in registered, global form.

The exchange notes will be offered and exchanged in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will issue the exchange notes, like the initial notes, in the form of one or more permanent global notes in fully registered, book-entry form, which we refer to as the “global notes.”

The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC’s nominee, Cede & Co. Except as set forth below, the global notes may be transferred by DTC, in whole and not in part, only to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Investors may elect to hold beneficial interests in the global notes through either DTC, in the United States, Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank S.A./N.V. (“Euroclear”) if they are participants in these systems, or indirectly through organizations which are participants in these systems.

So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be considered the sole holder of the notes represented by such global notes for all purposes under the indenture and the beneficial owners of the notes will be entitled only to those rights and benefits afforded to them in accordance with DTC’s regular operating procedures. Upon specified written instructions of a participant in DTC, DTC will have its nominee assist participants in the exercise of certain holders’ rights, such as demand for acceleration of maturity or an instruction to the Trustee.

Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture. If DTC is at any time unwilling or unable to continue as depositary, defaults in the performance of its duties or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, or if we determine, subject to DTC’s procedures, that we will issue securities registered in the name of beneficial holders thereof, we will issue individual notes in certificated form of the same series and like tenor and in the applicable principal amount in exchange for the notes represented by the global note. In any such instance, an owner of a beneficial interest in a global note will be entitled to physical delivery of individual notes in certificated form of the same series and like tenor, equal in principal amount to such beneficial interest and to have the notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof and will be issued in registered form only, without coupons.

The following is based on information furnished by DTC:

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.

DTC, the world’s largest depositary, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments (from over 100 countries) that DTC’s direct participants deposit with DTC.

DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com, but such information is not a part of this prospectus.

Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interests in notes, except in the event that use of the book-entry system for the notes is discontinued. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Such limits and such laws may impair the ability of such persons to own, transfer or pledge beneficial interests in a global note.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts the notes will be credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the note documents. For example, beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar of the notes and request that copies of the notices be provided to them directly. Any such request may or may not be successful.

Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the regular record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

We will pay principal of and interest on the notes in same-day funds to the paying agent or the Trustee and the paying agent or the Trustee is required to pay such amounts to DTC, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records upon DTC’s receipt of funds and corresponding detail information. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of these participants and not of us, the Trustee, DTC or any other party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is the responsibility of us, the paying agent or the Trustee, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold interests in customers’ securities accounts in the depositaries’ names on the books of DTC. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream and JPMorgan Chase Bank, N.A. acts as U.S. depositary for Euroclear (together, the “U.S. Depositaries”). Beneficial interests in the global notes will be held in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries.

Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier and the Banque Centrale du Luxembourg, which supervise and oversee the activities of Luxembourg banks. Clearstream Participants are world-wide financial institutions including initial purchasers, securities brokers and dealers, banks, trust companies and clearing corporations, and may include the initial purchasers or their affiliates. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with a Clearstream Participant. Clearstream has established an electronic bridge with Euroclear as the operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear holds securities and book-entry interests in securities for participating organizations (“Euroclear Participants”) and facilitates the clearance and settlement of securities transactions between Euroclear Participants, and between Euroclear Participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries. Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations, and may include the initial purchasers or their affiliates. Non-participants in Euroclear may hold and transfer beneficial interests in a global note through accounts with a Euroclear Participant or any other securities intermediary that holds a book-entry interest in a global note through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Transfers between Euroclear Participants and Clearstream Participants will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC’s participating organizations (“DTC Participants”), on the one hand, and Euroclear Participants or Clearstream Participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its U.S. Depositary;

however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (European time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear Participants and Clearstream Participants may not deliver instructions directly to their respective U.S. Depositaries.

Due to time zone differences, the securities accounts of a Euroclear Participant or Clearstream Participant purchasing an interest in a global note from a DTC Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear Participant or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear Participant or Clearstream Participant to a DTC Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

The information in this section concerning Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of that information.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of the beneficial interests in a global note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Registration Rights

We and the initial purchasers entered into a registration rights agreement dated as of March 16, 2026 with respect to the initial notes. In the registration rights agreement, we agreed for the benefit of the holders of the initial notes to use our commercially reasonable efforts to (1) file a registration statement on an appropriate registration form with respect to a registered offer to exchange each series of initial notes for exchange notes, with terms substantially identical in all material respects to each series of initial notes, as applicable (except that the exchange notes will not contain terms with respect to transfer restrictions or any increase in annual interest rate) and (2) cause the registration statement to be declared effective under the Securities Act. The registration statement on Form S-4 of which this prospectus is a part was filed pursuant to the registration rights agreement. The exchange notes are not entitled to registration rights which are applicable to the initial notes under the registration rights agreement.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax considerations with respect to the exchange offers that may be relevant to a holder of initial notes. This summary is based on provisions of the Internal Revenue Code of 1986 (the “Code”), applicable Treasury Regulations promulgated thereunder (the “Treasury Regulations”), laws, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary deals only with beneficial owners that hold their initial notes and will hold their exchange notes as capital assets, and does not address particular tax considerations that may be applicable to investors that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold initial notes or exchange notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, entities or arrangements taxed as partnerships or the partners therein, persons subject to the alternative minimum tax, U.S. expatriates, nonresident alien individuals present in the U.S. for more than 182 days in a taxable year or U.S. holders (as defined below) that have a “functional currency” other than the U.S. dollar.

This summary addresses only U.S. federal income tax consequences, and does not address consequences arising under state, local, or non-U.S. tax laws, the Medicare tax on net investment income pursuant to the Health Care and Education Reconciliation Act of 2010 or under special timing rules prescribed under section 451(b) of the Code. Investors should consult their own tax advisors in determining the tax consequences to them of the exchange offers under such tax laws, as well as the application to their particular situation of the U.S. federal income tax considerations discussed below.

As used herein, a “U.S. holder” is a beneficial owner of an initial note or exchange note that is, for U.S. federal income tax purposes, a citizen or resident of the U.S. or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income taxation on a net income basis in respect of the note. A “Non-U.S. holder” is a beneficial owner of a note that is an individual, corporation, foreign estate, or foreign trust, that is not a U.S. holder.

Tax Consequences of the Exchange Offer

An exchange of initial notes for exchange notes will not be a taxable event for U.S. federal income tax purposes. Accordingly, holders will recognize no gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the initial notes exchanged therefor, and their tax basis in the exchange note will be the same as the tax basis in the initial note exchanged at the time of the exchange.

U.S. Holders

Potential Contingent Payment Debt Instrument Treatment. In certain circumstances we may be required to make payments on a note that would change the yield of the note (see “Description of Notes—Optional Redemption”; “Description of Notes—Events of Default, Notice and Waiver”). This obligation may implicate the Treasury Regulations governing contingent payment debt instruments (“CPDIs”). Under the applicable Treasury Regulations, a payment is not treated as a contingent payment if, as of the issue date of the debt instrument, the likelihood that such payment will be made is remote and/or the payments are incidental or certain other circumstances apply. We intend to take the position that the exchange notes are not CPDIs. Our determination that the exchange notes are not CPDIs is binding on a U.S. holder unless the U.S. holder discloses a contrary position to the IRS in the manner that is required by applicable Treasury Regulations. This determination, however, is not binding on the IRS and if the IRS were to challenge this determination, a U.S. holder may be required to accrue income on the exchange notes that such U.S. holder owns in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such exchange notes before the resolution of the contingency. Even if the exchange notes are not CPDIs, in the event that such contingency were to occur, it would affect the amount and timing of the income that a U.S. holder recognizes. U.S. holders are urged to consult their own tax advisors regarding the tax consequences of the exchange notes being treated as CPDIs. The remainder of this discussion assumes that the exchange notes will not be treated as CPDIs.

Payments of Interest. Payments of stated interest will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is actually or constructively received, in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes. It is expected, and this discussion assumes, that the exchange notes will be issued with no or less than a de minimis amount of original issue discount (“OID”).

Issue Price of the Exchange Notes. The initial notes were issued with no or less than a de minimis amount of OID for U.S. federal income tax purposes. Since an exchange of the initial notes for the exchanges notes is not a taxable event for U.S. federal income tax purposes, the adjusted issue price of the exchange notes will be equal to the adjusted issue price of the initial notes.

Amortizable Bond Premium. If a U.S. holder’s initial tax basis in a exchange note (as determined above) is greater than the principal amount of such exchange note, the U.S. holder will be considered to have acquired the exchange note at a premium. A U.S. holder generally may elect to amortize the premium (as an offset to interest income), using a constant yield method, over the remaining term of the exchange note. Such election, once made, generally applies to all bonds held or subsequently acquired by the U.S. holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. holder that elects to amortize bond premium must reduce its tax basis in an exchange note by the amount of the premium amortized during its holding period. With respect to a U.S. holder that does not elect to amortize bond premium, the amount of bond premium will be included in the U.S. holder’s tax basis when the exchange note matures or is disposed of by the U.S. holder. Therefore, a U.S. holder that does not elect to amortize such premium and that holds the exchange note to maturity generally will be required to treat the premium as capital loss when the exchange note matures. U.S. holders should consult their tax advisors about the election to amortize bond premium.

Market Discount. If a U.S. holder’s initial tax basis in an exchanged note (as determined above) is less than the principal amount of the exchanged note (subject to a de minimis exception), the U.S. holder will be considered to have acquired the exchanged note at a market discount. In such case, gain realized by the U.S. holder on the sale, exchange, redemption retirement or other taxable disposition of the exchanged note will generally be treated as ordinary income to the extent of the market discount that accrued on the exchanged note while held by the U.S. holder. In general terms, market discount on an exchanged not will be treated as accruing ratably over the term of the exchanged note, or, at the election of the holder, under a constant-yield method. A U.S. holder may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a disposition of an exchanged note as ordinary income. If a U.S. holder made this election with respect to the initial notes, the election should continue to apply to the exchanged notes.

Sale, Exchange and Retirement of Exchange Notes. Upon the sale, exchange or retirement of an exchange note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the U.S. holder’s adjusted tax basis in such exchange note. A U.S. holder’s adjusted tax basis in an exchange note generally will be its initial tax basis (as described above), increased by the amount of any market discount included in income and reduced by any bond premium amortized during the U.S. holder’s holding period for the exchange note. Any gain or loss generally will be U.S. source capital gain or loss. Such gain or loss recognized by a U.S. holder generally will be long-term capital gain or loss if the U.S. holder has held the note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deduction of capital losses is subject to limitations.

As described above under “U.S. Holders—Market Discount,” a U.S. holder that purchased initial notes with market discount may have market discount carried over to the exchange notes, under the rules applicable to recapitalizations. Generally, a U.S. holder may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating the portion of any gain realized on a sale of exchange notes attributable to accrued market discount as ordinary income. If such election is not made, any gain realized by a U.S. holder on the sale, exchange, retirement or other taxable disposition generally will be treated as ordinary income to the extent of any accrued market discount. In addition, a U.S. holder would be required to defer the deduction of a portion of any interest paid on any indebtedness incurred or maintained to purchase or carry the exchange notes (or the initial notes surrendered therefor) unless the U.S. holder elects to include market discount on a current basis. Any such election, if made, applies to all market discount bonds acquired by the taxpayer on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

Non-U.S. Holders

Payments of Interest. Subject to the discussions below under “—FATCA” and “Information Reporting and Backup Withholding,” payments of interest on the exchange notes to a Non-U.S. holder generally will be exempt from withholding of U.S. federal income tax under the portfolio interest exemption provided that (i) the Non-U.S. holder properly certifies as to its foreign status by providing a properly executed IRS Form W-8BEN or W-8BEN-E (or appropriate substitute form) to the applicable withholding agent; (ii) the Non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of our stock entitled to vote; and (iii) the Non-U.S. holder is not a controlled foreign corporation that is related to us actually or constructively through stock ownership.

Sale, Exchange and Retirement of Exchange Notes. Subject to the discussions below under “—FATCA” and “Information Reporting and Backup Withholding,” a Non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange or retirement of any exchange notes (however, to the extent any portion of the amount realized by a Non-U.S. holder on a sale, exchange, redemption, retirement or other disposition of exchange notes is attributable to accrued but unpaid interest, such portion shall be treated as described above under “—Payments of Interest”).

FATCA. Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a holder of exchange notes will generally be subject to a 30% U.S. withholding tax on interest payments on the exchange notes if the holder is not FATCA compliant, or holds its exchange notes through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a holder must provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. These requirements may be modified by the adoption or implementation of an intergovernmental agreement between the U.S. and another country or by future U.S. Treasury Regulations. If any taxes are required to be deducted or withheld from any payments in respect of the exchange notes as a result of a beneficial owner or intermediary’s failure to comply with the foregoing rules, no additional amounts will be paid on the exchange notes as a result of the deduction or withholding of such tax.

Documentation that holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a holder’s identity, its FATCA status, and if applicable, its direct and indirect U.S. owners. Prospective investors should consult their own tax advisors about how information reporting and the possible imposition of withholding tax under FATCA may apply to their investment in the exchange notes.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the exchange notes and the proceeds of disposition of the exchange notes effected by certain U.S. holders. In addition, certain U.S. holders may be subject to backup withholding in respect of such amounts if they do not provide their taxpayer identification numbers to the person from whom they receive payments. Non-U.S. holders may be required to comply with applicable certification procedures described under “Non-U.S. Holders” to establish that they are not U.S. holders in order to establish an exemption to backup withholding. The amount of any backup withholding from a payment to a holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. Aerospace has agreed that, for a period of 90 days after the expiration date of the applicable exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

Aerospace will not receive any proceeds from any sale of exchange notes by broker-dealers. The exchange notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

Aerospace agreed to pay all expenses incident to the exchange offers other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass on the validity of the exchange notes offered hereby.

EXPERTS

The financial statements of Honeywell Aerospace Inc. (A Business of Honeywell International Inc.) as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 (File No. 333-297273) under the Securities Act with respect to the exchange notes that will be offered in exchange for the initial notes. This prospectus is a part of, and does not contain all the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our exchange notes, please refer to the registration statement, including its other exhibits and schedules. Statements we make in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the website maintained by the SEC at www.sec.gov. Information contained on any website we refer to in this prospectus does not and will not constitute a part of this prospectus.

We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file periodic reports, proxy statements, and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Honeywell Aerospace Inc.

1944 E Sky Harbor Cir N

Phoenix, Arizona 85034

Attention: Investor Relations Department

Aerospace also maintains an internet site at https://www.honeywellaerospace.com/. Aerospace’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

Unaudited Condensed Combined Interim Financial Statements
CONDENSED COMBINED STATEMENTS OF OPERATIONS	F-39
CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME	F-40
CONDENSED COMBINED BALANCE SHEETS	F-41
CONDENSED COMBINED STATEMENTS OF CASH FLOWS	F-42
CONDENSED COMBINED STATEMENTS OF EQUITY	F-43
NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS	F-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and Board of Directors of Honeywell International Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Honeywell Aerospace (A Business of Honeywell International Inc.) (the “Company”) as of December 31, 2025 and 2024, the related combined statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 1 to the financial statements, the accompanying combined financial statements have been derived from the historical accounting records maintained by Honeywell International Inc. (“Honeywell”) as if the operations of the Company had been conducted independently from Honeywell and were prepared on a stand-alone basis in accordance with accounting principles generally accepted in the United States of America. These financial statements may not be indicative of what they would have been had the Company operated as an independent, stand-alone entity.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Completeness of Carve-Out Adjustments—Refer to Note 1 and Note 3 to the financial statements

Critical Audit Matter Description

The Company recorded an allocation of expenses related to certain Honeywell corporate functions based on a proportion of net sales and includes certain assets and liabilities held by Honeywell that are specifically identifiable or otherwise attributable to the Company (the “carve-out adjustments”). The identification of these expenses, assets, and liabilities requires significant judgement by the Company’s management.

Given the complexity in identifying certain of these expenses, assets, and liabilities, auditing the carve-out adjustments required both extensive audit effort due to the volume and complexity of the adjustments and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the completeness of certain carve out related adjustments included the following, among others:

•	We tested the design and implementation of internal controls over the review of carve-out adjustments.

•	We assessed the completeness of carve-out adjustments by developing an expectation based on adjustments recorded in prior carve-out financial statements prepared by Honeywell.

•	We read and evaluated Company prepared analyses over the identification of assets, liabilities, and expenses attributable to the Company.

•	We assessed the reasonableness of management’s methods and assumptions for allocating expenses related to certain Honeywell corporate functions.

•	We performed detail transaction testing over carve-out adjustments recorded.

Environmental Matters—Refer to Note 18 to the financial statements

Critical Audit Matter Description

The Company records liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on the Company’s best estimate of the undiscounted future costs required to complete the remedial work. As of December 31, 2025, the Company has accrued $823 million related to environmental liabilities. Estimated liabilities are determined based on existing remediation laws and technologies and the Company’s planned remedial responses, which are derived from environmental studies, sampling, testing and analyses. Inherent uncertainties exist in such evaluations, primarily due to unknown environmental conditions, changing governmental regulations regarding liability, and emerging remediation technologies. These liabilities are adjusted periodically as remediation efforts progress and as additional technology, regulatory, and legal information become available.

Given the subjectivity of estimating environmental liabilities, performing audit procedures to evaluate whether environmental liabilities were appropriately recorded as of December 31, 2025, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our environmental specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to environmental liabilities included the following, among others:

•

We tested the effectiveness of internal controls over the review of environmental liabilities, including management’s controls over the identification of remedial sites and the monitoring and evaluation of developments that may affect the estimated liability.

•	We evaluated the methods and assumptions used by management to estimate environmental liabilities by:

–	Inspecting and evaluating the results of public domain searches and inquiring with external counsel to evaluate the completeness of management’s identification of remedial sites.

–	Testing the underlying data that served as a basis for management’s estimates, including actual environmental expenditures.

–

Evaluating the basis and timing of changes in the environmental reserve by confirming specific facts and circumstances for a selection of sites with Company personnel responsible for monitoring these sites.

–

Selecting environmental sites where cleanup was completed in the current year and comparing management’s initial estimates of the environmental liability to the actual expenditures to identify potential bias in the determination of environmental liabilities.

•	We selected sites and involved our environmental specialists to:

–

Confirm our understanding of the remediation plans and to evaluate the impact of remediation activities on the Company’s methodology and assumptions used to estimate the costs and extent of remediation in accordance with industry practice, applicable laws and regulations.

–

Test the accuracy of the environmental reserve, specifically, assessing selected cost components by agreeing amounts to supporting documents, and/or developing an independent range of cost estimates used as the basis for the recorded liability.

–

Reconcile the extent of remediation identified in communications between the Company and regulatory authorities, such as the Environmental Protection Agency (EPA), including agreed upon remediation plans with the EPA, to the Company’s remediation cost estimates.

–	Conduct a search for publicly available information that might indicate facts contrary to the information used by management to develop the remediation cost estimates.

/S/ DELOITTE & TOUCHE LLP

Tempe, Arizona

February 20, 2026

We have served as the Company’s auditor since 2025.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

COMBINED STATEMENTS OF OPERATIONS

(Dollars in millions)

	Years Ended December 31,
	2025	2024	2023
Product sales	$9,985	$8,135	$7,098
Service sales	7,419	7,310	6,692

Net sales	17,404	15,445	13,790
Costs, expenses and other
Cost of products sold	7,550	6,441	5,361
Cost of services sold	3,791	3,502	3,146

Total cost of products and services sold	11,341	9,943	8,507
Research and development expenses	677	567	506
Selling, general and administrative expenses	1,670	1,426	1,213
Other expense, net	367	141	93

Total costs, expenses and other	14,055	12,077	10,319

Income before taxes	3,349	3,368	3,471
Income tax expense	627	519	557

Net income	2,722	2,849	2,914

Less: Net income attributable to noncontrolling interest	35	32	28

Net income attributable to Aerospace	$2,687	$2,817	$2,886

The Notes to the Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in millions)

	Years Ended December 31,
	2025	2024	2023
Net income	$2,722	$2,849	$2,914
Other comprehensive income (loss), net of tax
Foreign exchange translation adjustment	90	(38)	16
Pension adjustments	11	3	(2)
Changes in fair value of cash flow hedges	1	(6)	1

Total other comprehensive income (loss), net of tax	102	(41)	15

Comprehensive income	2,824	2,808	2,929

Less: Comprehensive income attributable to the noncontrolling interest	35	32	28

Comprehensive income attributable to Aerospace	$2,789	$2,776	$2,901

The Notes to the Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

COMBINED BALANCE SHEETS

(Dollars in millions)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$213	$244
Accounts receivable, less allowances of $33 and $37, respectively	2,156	2,019
Inventories	4,311	3,889
Current contract assets	1,366	1,210
Other current assets	344	308

Total current assets	8,390	7,670
Property, plant and equipment, net	2,101	2,033
Goodwill	3,025	3,028
Other intangible assets, net	2,177	2,135
Deferred tax assets	412	485
Other assets	1,580	1,494

Total assets	$17,685	$16,845

LIABILITIES
Current liabilities:
Accounts payable	$2,883	$2,667
Current contract liabilities	1,589	1,359
Accrued liabilities	2,105	1,793

Total current liabilities	6,577	5,819
Contract liabilities	1,091	1,042
Other liabilities	1,521	1,156

Total liabilities	9,189	8,017

EQUITY
Net Parent investment	8,609	9,048
Accumulated other comprehensive loss	(210)	(312)

Total equity attributable to Aerospace	8,399	8,736
Noncontrolling interest	97	92

Total equity	8,496	8,828

Total liabilities and equity	$17,685	$16,845

The Notes to the Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,722	$2,849	$2,914

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	275	246	226
Amortization	137	100	76
Stock compensation expense	83	74	73
Deferred income taxes	92	(264)	(152)
Other	39	—	14
Changes in assets and liabilities, net of the effects of acquisitions
Accounts receivable	(118)	(254)	(193)
Inventories	(390)	(557)	(508)
Contract assets	(149)	(141)	59
Other assets	(31)	(160)	—
Accounts payable	196	282	524
Contract liabilities	268	(75)	(157)
Other liabilities	581	438	108

Net cash provided by operating activities	3,705	2,538	2,984

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(504)	(488)	(387)
Cash paid for acquisitions, net of cash acquired	—	(2,130)	—
Increase in investments	(1)	(15)	—
Amounts advanced for related party loans receivable	(20)	(18)	(59)
Repayments received from related party loans receivable	—	52	3

Net cash used for investing activities	(525)	(2,599)	(443)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net transfers (to) from Parent	(3,194)	176	(2,454)
Other	(51)	(12)	(66)

Net cash (used for) provided by financing activities	(3,245)	164	(2,520)

Effect of foreign exchange rate changes on cash and cash equivalents	34	(4)	1

Net increase in cash and cash equivalents	(31)	99	22

Cash and cash equivalents at beginning of period	244	145	123

Cash and cash equivalents at end of period	$213	$244	$145

Supplemental cash flow information:
Income taxes paid, net of refunds	$206	$161	$84

The Notes to the Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

COMBINED STATEMENTS OF EQUITY

(Dollars in millions)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
Balance as of January 1, 2023	$5,459	$(286)	$129	$5,302
Net income	2,886	—	28	2,914
Foreign exchange translation adjustment	—	16	—	16
Pension adjustments	—	(2)	—	(2)
Changes in fair value of cash flow hedges	—	1	—	1
Dividends to noncontrolling interest	—	—	(61)	(61)
Net transfers to Parent	(2,364)	—	—	(2,364)

Balance as of December 31, 2023	$5,981	$(271)	$96	$5,806
Net income	2,817	—	32	2,849
Foreign exchange translation adjustment	—	(38)	—	(38)
Pension adjustments	—	3	—	3
Changes in fair value of cash flow hedges	—	(6)	—	(6)
Dividends to noncontrolling interest	—	—	(36)	(36)
Net transfers from Parent	250	—	—	250

Balance as of December 31, 2024	$9,048	$(312)	$92	$8,828
Net income	2,687	—	35	2,722
Foreign exchange translation adjustment	—	90	—	90
Pension adjustments	—	11	—	11
Changes in fair value of cash flow hedges	—	1	—	1
Dividends to noncontrolling interest	—	—	(30)	(30)
Net transfers to Parent	(3,126)	—	—	(3,126)

Balance as of December 31, 2025	$8,609	$(210)	$97	$8,496

The Notes to the Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Dollars in millions, unless otherwise noted)

Note 1. Business Overview and Basis of Presentation

On February 6, 2025, Honeywell International Inc. (“Honeywell” or the “Parent”) announced its intention to separate its Aerospace Business into a standalone publicly traded company. The accompanying Combined Financial Statements and notes present the combined results of operations, financial position and cash flows of the Aerospace Business (“Aerospace”, the “Business” or the “Company”) of Honeywell. The separation will occur through the distribution of all of the outstanding shares of common stock of Aerospace to Honeywell’s shareowners on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes.

Aerospace is a leading global tier-1 aerospace and defense supplier of mission critical systems and technologies that enable the production, maintenance, and safe operation of aerospace and defense platforms. Aerospace’s systems and technologies support original equipment manufacturer (“OEM”), government, defense prime contractors, and aircraft operator customers across the Commercial Air Transport, Business Aviation, and Defense and Space end markets.

For the years presented in these Combined Financial Statements, the Company historically operated as Honeywell’s Aerospace Business; consequently, separate financial statements have not historically been prepared for the Company. These Combined Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of Aerospace as they were prepared on a standalone basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

In accordance with Accounting Standards Codification (“ASC”) 280, Segment Reporting, Aerospace manages and reports its operating results through its three reportable segments: Electronic Solutions, Engines & Power Systems, and Control Systems. The remainder of Aerospace’s operations are presented in Corporate and All Other, which is not a reportable business segment.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the Honeywell corporate level but are specifically identifiable or otherwise attributable to Aerospace. Honeywell uses a centralized approach to cash management and financing of its operations. Accordingly, a substantial portion of the Company’s cash accounts are regularly cleared to the Parent at Honeywell’s discretion and Honeywell funds the Company’s operating and investing activities as needed. The Cash and cash equivalents held by Honeywell at the corporate level are not specifically identifiable to Aerospace and therefore were not attributed for any of the periods presented. Honeywell third party debt and the related interest expense are not attributed to Aerospace for any of the periods presented as Aerospace is not the legal obligor of such borrowings and Honeywell’s borrowings were not directly attributable to the Aerospace Business. Honeywell provides certain services, such as legal, accounting, technology, human resources, and other infrastructure support, on behalf of Aerospace. The Combined Financial Statements include all revenues and costs directly attributable to the Business and an allocation of expenses related to certain Honeywell corporate functions (refer to Note 3 Related Party Transactions). These expenses are allocated to the Business based on a proportion of Net sales. Aerospace and Honeywell consider allocations of these costs to be a reasonable reflection of the benefits received by Aerospace. However, the financial information presented in these Combined Financial Statements may not reflect the combined financial position, operating results, and cash flows of Aerospace had Aerospace been a separate standalone entity during the periods presented. Actual costs that would have been incurred if Aerospace had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The Company considers the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by Aerospace during the periods presented.

All intracompany transactions and balances within Aerospace have been eliminated. Transactions between Honeywell and Aerospace that will not be cash settled are included within Net Parent investment. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Net Parent investment. Transactions between Aerospace and other businesses of Honeywell are considered related party transactions. See Note 3 Related Party Transactions for more information.

Note 2. Summary of Significant Accounting Policies

Principles of Combination

Aerospace’s Combined Financial Statements include entities in which a controlling interest is maintained. For those entities controlled by Aerospace in which its ownership is less than 100%, the outside shareowners’ interests are shown as Noncontrolling interest in the Combined Balance Sheets. Investments in companies in which Aerospace owns, directly or indirectly, a 20% to 50% interest, or has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. As a result, Aerospace’s share of the earnings or losses of such equity affiliates is included within Other expense, net in the Combined Statements of Operations, and Aerospace’s investment is reflected within Other assets in the Combined Balance Sheets.

Aerospace assesses the requirements related to variable interest entities (“VIE”), including a qualitative assessment of power and economics that considers which entity has the power to direct the activities that most significantly impact the VIEs economic performance, and has the right to receive any benefits or the obligation to absorb any losses of the VIE. Aerospace consolidates all VIEs where Aerospace is the primary beneficiary.

Recent Accounting Pronouncements

Aerospace considers the applicability and impact of all Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and determined to be either not applicable or are expected to have a minimal impact on Aerospace’s Combined Statements of Operations, Combined Balance Sheets, and Combined Statements of Cash Flows.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting for internal-use software costs by removing all references to prescriptive and sequential software development stages. The new standard requires entities to consider whether significant development uncertainty has been resolved before starting to capitalize software costs and aligns disclosure requirements with ASC 360, Property, Plant, and Equipment. The ASU is effective for annual and interim reporting periods beginning after December 15, 2027, and can be applied prospectively, retrospectively, or using a modified prospective transition method, with early adoption permitted. Aerospace is currently evaluating the impacts of this guidance on Aerospace’s Combined Financial Statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires companies to disclose additional information about the types of expenses in commonly presented expense captions. The new standard requires tabular disclosure of specified natural expenses in certain expense captions, a qualitative description of amounts that are not separately disaggregated, and disclosure of Aerospace’s definition and total amount of selling expenses. The ASU should be applied prospectively for annual reporting periods beginning after December 15, 2026, with retrospective application and early adoption permitted. Aerospace is currently evaluating the impacts of this guidance on Aerospace’s Combined Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed annually with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, this ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. Aerospace adopted this guidance on a prospective basis for annual disclosures for the year ended December 31, 2025. The adoption of this standard did not have a material impact on Aerospace’s Combined Financial Statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides guidance on how companies should recognize, measure, and present government grants received. The new standard is effective for annual and interim reporting periods beginning after December 15, 2028, with early adoption permitted. The standard allows for a modified prospective, modified retrospective, or retrospective transition. This ASU is not expected to significantly change our current accounting for incentives from federal, state, and local governments.

Use of Estimates

Aerospace prepares its Combined Financial Statements in conformity with GAAP. In doing so, Aerospace is required to make estimates and assumptions that affect the amounts reported in the Combined Financial Statements and accompanying notes. Aerospace bases these estimates on historical experience and on various other assumptions that Aerospace believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Aerospace’s actual results may differ materially from these estimates. Significant estimates inherent in the preparation of these Combined Financial Statements include, but are not limited to, those related to over time and licensing revenue recognition, evaluation of goodwill, other intangible assets, and other long-term assets for impairment, environmental liabilities, and income taxes.

Research and Development

Research and development costs are expensed as incurred, unless these costs relate to contracts with customers. When a customer provides reimbursement, costs are capitalized as non-recurring engineering. When costs related to contracts with customers where a distinct performance obligation is transferred to the customer, costs are included in Cost of products and services sold when revenue from such contracts is recognized, consistent with the Company’s sales recognition policies.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less. Aerospace participates in Honeywell’s cash management and financing programs. With the exception of certain of the Company’s subsidiaries that participate in a notional cash pooling arrangement to manage global liquidity requirements, the cash reflected in the Combined Balance Sheets represents cash on hand at certain foreign and domestic locations which do not participate in Honeywell’s centralized cash management program and are specifically identifiable to the Aerospace. See Note 3 Related Party Transactions for additional information.

Inventories

Inventories are stated at the lower of cost or net realizable value, which incorporates the estimated selling price in the ordinary course of business after taking into consideration anticipated future value derived from associated aftermarket parts and services, with cost primarily determined on first-in, first-out or average cost methods. Carrying value adjustments for obsolete inventory are estimated by comparing inventory levels to estimated future demand or recent prior consumption.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation. Significant improvements are capitalized, while routine maintenance and repairs are expensed as incurred. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 50 years for buildings and improvements and three to 16 years for machinery and equipment. Recognition of the fair value of obligations associated with the retirement of tangible long-lived assets is required when there is a legal obligation to incur such costs. Upon initial recognition of a liability, the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset’s useful life.

Goodwill

Aerospace recognizes goodwill in conjunction with business combinations, with amounts being recorded at their respective fair values upon the closing of a transaction. Subsequent to the closing of a business combination, Aerospace evaluates and records adjustments, as applicable, to the preliminary amounts recorded over the relevant measurement period, which is not to exceed one year from the acquisition date.

Goodwill is subject to impairment testing annually as of the first day of the fourth quarter, or if a triggering event occurs or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Aerospace completed its annual goodwill impairment tests for the years ended December 31, 2025, 2024, and 2023 and determined that there was no impairment as of each of those dates.

Definite-Lived Intangible Assets

Aerospace recognizes acquisition-related definite-lived intangible assets in conjunction with business combinations, with amounts being recorded at their respective fair values upon the closing of a transaction. Subsequent to the closing of a business combination, Aerospace evaluates and records adjustments, as applicable, to the preliminary amounts recorded over the relevant measurement period, which is not to exceed one year from the acquisition date.

Acquisition-related intangible assets consist of customer lists, technology and patents, and other intangibles and are amortized on a straight line basis over their estimated useful lives, ranging from two to 20 years, except for individually significant customer-related intangible assets, which are amortized over 15 years in a manner reflecting the pattern in which the economic benefits of the assets are consumed.

Payments to customers are capitalized to Other intangible assets to the extent that they are allocable to arrangements which secure incremental contractual rights on platforms and that are anticipated to be recoverable via future original equipment or services sales directly to the same customer. These assets are amortized against future sales over the estimated period in which they will be transferred to the customer. Customer-related intangible assets are subject to impairment testing which considers estimates of the likely future sales on the relevant platforms. When payments are not directly recoverable they are recorded as a reduction to revenue in the period when the commitment to pay is recognizable as a liability.

Capitalized Software

The Company capitalizes costs of software developed or obtained for internal use during the application development stage of a project and amortizes those costs using the straight-line method over the expected useful life of the software, not to exceed seven years. Costs incurred during the preliminary and post-implementation stages are expensed as incurred. Development costs for software held for sale are capitalized once a project has reached the point of technological feasibility. Completed projects are amortized after reaching the point of general availability using the straight-line method based on the expected useful life, not to exceed seven years. At each balance sheet date, or earlier if an indicator of an impairment exists, the Company evaluates the recoverability of unamortized capitalized software costs based on estimated future undiscounted revenues net of estimated related costs over the remaining amortization period. Capitalized software held for internal use and held for sale is included in Other intangible assets, net in the Combined Balance Sheets.

Foreign Currency Translation

Assets and liabilities of operations outside of the U.S. with a functional currency other than the U.S. dollar are translated into U.S. dollars using year-end exchange rates. Sales, costs, and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive loss.

Leases

At the inception of a contract, Aerospace assesses whether the contract is, or contains, a lease. This assessment evaluates (i) whether the contract involves the use of a distinct identified asset, (ii) whether Aerospace obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (iii) whether Aerospace has the right to direct the use of the asset.

All significant lease arrangements are recognized at lease commencement. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at commencement. An ROU asset and corresponding lease liability are not recorded for leases with an initial term of 12 months or less (short-term leases), and Aerospace recognizes lease expense for these leases as incurred over the lease term.

ROU assets represent the Company’s right to use an underlying asset during the reasonably certain lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Lease terms may include options to extend or terminate the lease when it is reasonably certain that Aerospace will exercise that option. Aerospace evaluates lease classification at the lease commencement date. Operating lease ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term.

Aerospace primarily uses Honeywell’s incremental borrowing rate in determining the present value of the lease payments. In determining the borrowing rate, Aerospace considers the lease term, the secured incremental borrowing rate, and for leases denominated in a currency different than the U.S. dollar, the collateralized borrowing rate in the foreign currency using the U.S. dollar and foreign currency swap spread, when available.

Defined Benefit Plans

Honeywell-Sponsored Defined Benefit Plans

Certain employees of Aerospace participate in defined benefit pension plans administered and sponsored by Honeywell. Aerospace does not record assets or liabilities to recognize the funded status of these plans because Aerospace is not the legal sponsor of these plans. The Combined Financial Statements reflect the cost for these plans as if they were multi-employer plans. Costs are allocated to Aerospace on a pro rata basis of Net sales, utilizing Aerospace’s proportion of total Honeywell Net sales in each respective year. These allocated costs reflect Aerospace’s employees’ proportionate share of total costs in the Honeywell plans in which they participate as well as an allocation of Honeywell’s corporate costs for these plans. These allocated costs are recorded in Selling, general and administrative expenses in the Combined Statements of Operations.

Aerospace-Sponsored Defined Benefit Plans

Certain employees of Aerospace participate in unfunded defined benefit plans administered and sponsored by Aerospace. These plans cover non-U.S. employees and retirees in certain jurisdictions, principally in Germany and France. The related liabilities of these plans are included in Accrued liabilities and Other liabilities in the Combined Balance Sheets (refer to Note 17 Postretirement Benefit Plans). Aerospace records the service cost component in Selling, general and administrative expenses and the non-service cost component in Other expense, net in the Combined Statements of Operations.

Accounts Receivable Factoring

The Company sells trade accounts receivable at a discount under uncommitted trade accounts receivable sale programs to third party financial institutions without recourse. As these accounts receivable are sold without recourse, the Company does not retain the associated risks following the transfer of such accounts receivable to the financial institutions.

Transfers of accounts receivable are accounted for as sales and, accordingly, accounts receivables sold are excluded from Accounts receivable, net on the Combined Balance Sheet and cash proceeds are reflected in Cash flows provided by operating activities on the Combined Statements of Cash Flows. The difference between the carrying amount of the trade accounts receivables sold and the cash received, or discount, is recorded in the Cost of products and services sold on the Combined Statements of Operations.

For the years ended 2025, 2024, and 2023 the Company sold $200 million, $13 million, and $178 million of trade accounts receivable, respectively. The fees associated with trade accounts receivables sold are insignificant.

Supply Chain Financing

Honeywell maintains agreements with third-party financial institutions that offer voluntary supply chain financing (“SCF”) programs to suppliers of Aerospace. The SCF programs enable suppliers, at their sole discretion, to sell their receivables to third-party financial institutions in order to receive payment on receivables earlier than the negotiated commercial terms between suppliers and Aerospace. Supplier sale of receivables to third-party financial institutions is on terms negotiated between the supplier and the respective third-party financial institution. Aerospace agrees on commercial terms for the goods and services procured from suppliers, including prices, quantities, and payment terms, which normally range between 60 to 120 days, regardless of whether the supplier elects to participate in the SCF programs. A supplier’s voluntary participation in the SCF programs has no bearing on Aerospace’s payment terms and Aerospace has no economic interest in a supplier’s decision to participate in the SCF programs. Aerospace agrees to pay participating third-party financial institutions the stated amounts of confirmed invoices from suppliers on the original maturity dates of the invoices.

Amounts outstanding related to SCF programs are included in Accounts payable in the Combined Balance Sheet. The following table summarizes Aerospace’s outstanding obligations confirmed as valid related to the SCF programs for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Confirmed obligations outstanding at the beginning of the year	$544	$456
Invoices confirmed during the year	1,722	1,647
Less: Confirmed invoices paid during the year	1,745	1,559

Confirmed obligations outstanding at the end of the year	$521	$544

Sales Recognition

Product and services sales are recognized when, or as, Aerospace transfers control of the promised products or services to its customers. Revenue is measured as the amount of consideration Aerospace expects to receive in exchange for the promised products or services. Aerospace recognizes contract assets for the promised products or services transferred under a contract that are not yet billable to the customer.

Revenues may include estimates of variable consideration. Aerospace measures variable consideration at the most likely amount Aerospace will receive from customers. The terms of a contract or the historical business practice can give rise to variable consideration due to, but not limited to, cash-based incentives, rebates, performance awards, or credits. Aerospace estimates variable consideration using forecasts of Company performance and other relevant information. Customers do not have the right to return products, except in limited circumstances, such as the exercise of warranty rights.

Revenue from Sale of Products

Revenue is recognized for most commercial products including propulsion engines, avionics, and other manufactured products, including the sale of spare parts without associated maintenance services, at the point in time that the customer obtains control of the goods. Recognition will depend on the commercial and shipping terms of the contract, when the contract indicates that control transfers upon actual delivery at a customer site, and estimated in-transit periods (time between shipment and delivery). Aerospace does not provide for anticipated losses on point-in-time transactions prior to transferring control of the equipment to the customer.

Revenue is recognized for certain equipment contracts, primarily for our Defense and Space customers, on an over time basis, as control of the equipment is transferred to the customer. For these contracts, the progress towards completion of the contract is estimated using a cost-to-cost input measure of progress in order to recognize revenue, which may require judgment.

Revenue from Sale of Services

Repair, overhaul, and maintenance

Revenue is recognized for repair and maintenance services over the contractual period or as services are rendered. For certain commercial long-term maintenance contracts, Aerospace accounts for such contracts as a series of daily performance obligations to stand ready to provide spare parts and maintenance. For these contracts, revenue is recognized on a right to invoice basis with expenses recognized when incurred and estimable.

Licensing revenue and intellectual property transactions

Aerospace sells licenses and intellectual property to other parties, which are recognized as Services sales. In arrangements where a distinct perpetual license is sold, and are determined to be part of our ordinary activities, the Company recognizes revenue at the point in time when the customer obtains control. In licensing arrangements where the Company becomes entitled to a sales-based royalty, revenue is recognized at the occurrence of the licensees’ subsequent sales. Aerospace also provides term-based licenses to certain channel partners and other parties for use in repair and overhaul services; revenue for such licenses is recognized ratably over time when the license is not separable from our continuing obligations.

Engineering services

Revenue is recognized for engineering services contracts over time, as the services are performed. Contracts that include both physical deliverables and engineering activities are included in Service sales when the engineering activities are qualitatively or quantitatively significant to the overall performance obligation. Revenue for engineering service contracts is recognized using a cost-to-cost input method. Under this method, the extent of progress towards completion is measured based on the proportion of costs incurred to date to the total estimated costs at completion of the performance obligation. Impacts from changes in estimates of net sales and cost of sales are recognized on a cumulative catch-up basis, which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a performance obligation’s percentage of completion.

Non-recurring Engineering Costs

Aerospace incurs costs for engineering and development of products directly related to contracts with customers. The customer funding for costs incurred for nonrecurring engineering and development activities of the Company’s products under agreements with commercial customers is deferred and subsequently recognized as revenue as products are delivered to customers. Additionally, expenses incurred, up to the customer agreed funded amount, are deferred as an asset and recognized as Cost of products sold when products are delivered to customers.

Capitalized engineering costs are included in Other assets while customer funding for engineering costs are included in Contract liabilities and Current contract liabilities. Both amounts amortize ratably over each unit sold, not to exceed 10 years. Amortized costs are recorded in Cost of products sold and amortized funding is recorded in Product sales. The Company periodically assesses the recoverability of capitalized non-recurring engineering costs and records impairments if the costs are no longer probable of recovery.

Collaborative Arrangements

The Company enters into collaborative arrangements with manufacturers and suppliers of components used to build and maintain certain original equipment. Under these arrangements, Aerospace and its collaborative partners share in the risks and rewards of these programs through various revenue, cost, and profit-sharing payment structures. We recognize revenue and costs for these arrangements based on the scope of work Aerospace is responsible for transferring to customers.

Income Taxes

Income taxes, as presented in the Combined Financial Statements, attribute current and deferred income taxes of Honeywell to Aerospace’s standalone financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by ASC 740, Income Taxes (“ASC 740”). Accordingly, Aerospace’s income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the standalone financial statements of each member of the consolidated group as if the group members were separate taxpayers. As a result, actual transactions included in the consolidated financial statements of Honeywell may not be included in the separate Combined Financial Statements of Aerospace. Similarly, the tax treatment of certain items reflected in the Combined Financial Statements of Aerospace may not be reflected in the consolidated financial statements and tax returns of Honeywell. Therefore, items such as net operating losses, credit carryforwards and valuation allowances may exist in the standalone financial statements that may or may not exist in Honeywell’s consolidated financial statements. As such, the income taxes of Aerospace as presented in the Combined Financial Statements may not be indicative of the income taxes that Aerospace will generate in the future.

Aerospace’s deferred tax assets and liabilities represent differences between the tax bases of assets and liabilities and their reported amounts in the Combined Financial Statements, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Aerospace reduces deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized.

Since Aerospace’s results are included in the Parent’s consolidated tax returns, payments to certain tax authorities are made by the Parent and not by Aerospace. For tax jurisdictions where Aerospace is included with the Parent in a consolidated tax filing, Aerospace does not maintain taxes payable to or from the Parent. The payments are deemed to be settled immediately with the legal entities paying the tax in the respective tax jurisdictions and are reflected in the Combined Statements of Cash Flows as Net transfers (to) from Parent within financing activities and in the Combined Balance Sheets as Net Parent investment.

Aerospace uses significant judgment to evaluate tax positions. Aerospace establishes reserves for income taxes when, despite the belief that tax positions are fully supportable, certain positions remain that do not meet the minimum recognition threshold. Aerospace establishes reserves for income taxes when, despite the belief that tax positions are fully supportable, certain positions remain that do not meet the minimum recognition threshold. The approach for evaluating certain and uncertain tax positions is defined by the authoritative guidance which determines when a tax position is more likely than not to be sustained upon examination by the applicable taxing authority. In the normal course of business, Aerospace and its subsidiaries are examined by various federal, state, and foreign tax authorities. Aerospace assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of the provision for income taxes. Aerospace continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability, and deferred taxes in the period in which the facts that give rise to a change in estimate become known.

Litigation

Aerospace accrues for litigation matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Where the available information is only sufficient to establish a range of probable liability, and no point within the range is more likely than any other, the lower end of the range has been used. When a material loss contingency is reasonably possible, but not probable, Aerospace does not record a liability, but instead discloses the nature of the matter and an estimate of the loss or range of loss, to the extent such estimate can be made. Legal costs, such as outside counsel fees and expenses, are charged to expense in the period that services are rendered.

Environmental

Aerospace accrues costs related to environmental matters when it is probable that it has incurred a liability related to a contaminated site and the amount can be reasonably estimated. See Note 18 Commitments and Contingencies for additional information.

Note 3. Related Party Transactions

Related Party Sales and Purchases

For all periods presented, the Company had no material related party sales and purchase transactions that required disclosure.

Related Party Loans

Related party debt due to and due from Honeywell or its affiliates are recorded in Accounts receivable and Accrued liabilities in the Combined Balance Sheets, respectively. Related party loans receivable of $44 million and $24 million and related party loans payable of $16 million and $34 million are reflected in the Combined Balance Sheets as of December 31, 2025 and 2024, respectively. The interest income and expense related to the loan activity is recorded in Other expense, net in the Combined Statements of Operations.

Corporate Allocations

The Combined Financial Statements reflect allocations of certain expenses from Honeywell including, but not limited to, legal, accounting, information technology, human resources, and other infrastructure support. The cost of these services has been allocated to Aerospace on the basis of the proportion of Net sales. Aerospace and

Honeywell consider the allocations to be a reasonable reflection of the benefits received by Aerospace. Allocations for management costs and corporate support services provided to Aerospace totaled $647 million, $649 million, and $571 million for the years ended December 31, 2025, 2024, and 2023, respectively, and such amounts are included within Cost of products and services sold, Research and development expenses, and Selling, general and administrative expenses in the Combined Statements of Operations.

Cash Management and Net Parent Investment

Honeywell uses a centralized approach for the purpose of cash management and financing of its operations. Aerospace’s excess cash in participating bank accounts is transferred to Honeywell daily, and Honeywell funds Aerospace’s operating and investing activities as needed. Honeywell operates a centralized non-interest-bearing cash pool in the U.S. and regional interest-bearing cash pools outside of the U.S. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Net Parent investment.

Derivatives and Hedging

Honeywell centrally hedges its exposure to changes in foreign exchange rates principally with forward contracts. The Company monitors its collective foreign currency exposure and enters into foreign currency exchange contracts, when necessary, to minimize the impact of changes in foreign currency exchange rates. Certain contracts are specifically designated to and entered into on behalf of Aerospace with Honeywell as a counterparty. As of December 31, 2025 and December 31, 2024 the net derivative liability position for Aerospace was not material.

Parent Company Credit Support

Honeywell provides Aerospace with Parent credit support in certain jurisdictions. To support Aerospace in selling products and services globally, Honeywell enters into contracts on behalf of Aerospace or issues Parent guarantees. Honeywell provides similar credit support for some non-customer related activities of Aerospace, including Parent guarantees for environmental remediation of certain sites (refer to Note 18 Commitments and Contingencies for further details). There are no instances under Aerospace’s existing customer contracts requiring payments or performance under Parent company guarantees.

Note 4. Acquisitions

CAES Systems Holdings LLC

On August 30, 2024, Aerospace acquired 100% of the outstanding equity interests of CAES Systems Holdings LLC, a provider of systems that enable complex sensing, protection, targeting and communications operations in the electromagnetic spectrum across national security missions and warfighting domains, for total consideration of $1,935 million, net of cash acquired. The business is included within the Electronic Solutions reportable business segment. The Company finalized the evaluation for the fair value of all the assets acquired and liabilities assumed with CAES during the third quarter of 2025. The following table summarizes the fair value of identifiable assets acquired and liabilities assumed:

Current assets	$314
Intangible assets	1,155
Other noncurrent assets	226
Current liabilities	(123)
Noncurrent liabilities	(119)

Net assets acquired	1,453

Goodwill	525

Purchase price	$1,978

The CAES identifiable intangible assets primarily include customer relationships and trademarks which will amortize over their estimated useful lives ranging from two to 15 years using straight line and accelerated amortization methods. The goodwill is not deductible for tax purposes.

Civitanavi Systems S.p.A.

On August 19, 2024, Aerospace completed the acquisition of Civitanavi Systems S.p.A., a producer of position navigation and timing technology for the aerospace, defense, and industrial markets, for total consideration of $200 million, net of cash acquired. The business is included within the Electronic Solutions reportable business segment. The assets acquired and liabilities assumed with Civitanavi Systems S.p.A. included $75 million of intangible assets and $107 million of goodwill, which is not deductible for tax purposes. The Company finalized the evaluation for the fair value of all the assets acquired and liabilities assumed with Civitanavi Systems S.p.A. during the third quarter of 2025.

Note 5. Revenue Recognition and Contracts with Customers

Aerospace maintains a diverse offering of products and services sold to a variety of customers in multiple channels. See the following disaggregated revenue table and related discussions by channels for details:

	Years Ended December 31,
	2025	2024	2023
Commercial Aftermarket	$7,661	$7,146	$6,303
Commercial Original Equipment	2,594	2,161	2,419
Defense and Space	7,149	6,138	5,068

Net sales	$17,404	$15,445	$13,790

Aerospace is a global supplier of products and services that it sells in a variety of end markets including Commercial Air Transport, Business Aviation, and Defense and Space. Within our end markets, our business serves both OEMs and the global aftermarket channels offering a diversified stream of recurring revenues. Aerospace products and services include auxiliary power units, propulsion engines, environmental control systems, integrated avionics, wireless connectivity services, electric power systems, engine controls, flight safety, communications, navigation hardware, data applications, radar and surveillance systems, aircraft lighting, management and technical services, advanced systems and instruments, satellite and space components, aircraft wheels and brakes, and thermal systems. Aerospace also provides spare parts, repair, overhaul, and maintenance services (principally to aircraft operators).

The Company recognizes revenue arising from performance obligations outlined in contracts with its customers that are satisfied at a point in time and over time. The disaggregation of the Company’s revenue based off timing of recognition is as follows:

	Years Ended December 31,
	2025	2024	2023
Products, transferred point in time	48%	46%	47%
Products, transferred over time	9	7	4

Net product sales	57	53	51

Services, transferred point in time	3	4	4
Services, transferred over time	40	43	45

Net service sales	43	47	49

Net sales	100%	100%	100%

Contract Balances

Aerospace tracks progress on satisfying performance obligations under contracts with customers. The related billings and cash collections are recorded in the Combined Balance Sheets within Current contract assets, Other assets, Current contract liabilities, and Contract liabilities. Contract assets (unbilled receivables) arise when the timing of cash collected from customers differs from the timing of revenue recognition, such as when contract provisions require specific milestones to be met before a customer can be billed. Contract assets are recognized when the revenue associated with the contract is recognized prior to billing and derecognized when billed in accordance with the contract. Contract liabilities are recorded when customers remit contractual cash payments in advance of the Company satisfying performance obligations under contractual arrangements, including those performance obligations to be satisfied over time. Contract liabilities are derecognized when revenue is recorded.

Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. The following table summarizes Aerospace’s contract assets and liabilities balances:

	December 31,
	2025	2024
Contract assets—January 1	$1,219	$931
Contract assets—December 31	1,373	1,219

Change in Contract assets—increase	$154	$288

Contract liabilities—January 1	$(2,401)	$(2,451)
Contract liabilities—December 31	(2,680)	(2,401)

Change in Contract liabilities—(increase) decrease	$(279)	$50

Net change	$(125)	$338

For the years ended December 31, 2025 and 2024, Aerospace recognized revenue of $914 million and $936 million, respectively, that was previously included in the beginning balance of contract liabilities.

When contracts are modified to account for changes in contract specifications and requirements, Aerospace considers whether the modification either creates new or changes the existing enforceable rights and obligations. Contract modifications for goods or services which are not distinct from the existing contract are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and Aerospace’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. When the modifications include additional performance obligations that are distinct and at a standalone selling price, they are accounted for as a new contract and performance obligations, which are recognized prospectively.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is defined as the unit of account. Aerospace allocates a contract’s transaction price to each distinct performance obligation and recognizes revenue when, or as, the performance obligation is satisfied. When contracts with customers require highly complex integration or manufacturing services not separately identifiable from other promises in the contracts and, therefore, not distinct, then the entire contract is accounted for as a single performance obligation. For contracts with multiple performance obligations, Aerospace allocates the contract’s transaction price to each performance obligation based on the estimated relative standalone selling price of each distinct good or service in the contract. For product sales, each product sold to a customer typically represents a distinct performance obligation. In such cases, the observable standalone sales are used to determine the standalone selling price.

The Company’s disclosure of the timing for satisfying the performance obligation is based on the requirements of contracts with customers. However, from time to time these contracts may be subject to modifications, impacting the timing of satisfying the performance obligations. Remaining performance obligations exclude performance obligations associated with revenue which is recognized on a right to invoice basis for certain long-term contracts.

The timing of satisfaction of the Company’s performance obligations does not significantly vary from the typical timing of payment. Typical payment terms of the Company’s fixed price over time contracts include progress payments based on specified events or milestones or based on project progress. For some contracts, the Company may be entitled to receive an advance payment.

As of December 31, 2025, Aerospace’s remaining performance obligations, which is the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied, was approximately $18,122 million. Aerospace’s disclosure of the timing for satisfying the performance obligation is based on the requirements of contracts with customers. Performance obligations expected to be satisfied within one year and greater than one year are 62% and 38%, respectively.

Note 6. Other Expense, Net

Other expense, net consists of the following:

	Years Ended December 31,
	2025	2024	2023
Environmental remediation expenses	$324	$183	$157
Transaction costs[1]	123	—	—
Equity income of affiliated companies	(24)	(27)	(46)
Other (income) expense, net	(56)	(15)	(18)

Total Other expense, net	$367	$141	$93

1.

Transaction costs consist of professional advisory services fees related to the separation and distribution. For the year ended December 31, 2025, the Company recognized $269 million of Transaction costs, of which, $146 million is recognized within Selling, general and administrative expenses.

Note 7. Income Taxes

Income Before Taxes

The sources of income before income taxes are as follows:

	Years Ended December 31,
	2025	2024	2023
U.S.	$1,136	$1,343	$1,738
Non-U.S.	2,213	2,025	1,733

Total Income before taxes	$3,349	$3,368	$3,471

Tax Expense

Tax expense consists of the following:

	Years Ended December 31,
	2025	2024	2023
Current
U.S. Federal	$122	$376	$399
U.S. State	64	107	90
Non-U.S.	349	300	220

Total current tax expense	535	783	709

Deferred
U.S. Federal	108	(247)	(134)
U.S. State	2	(25)	(3)
Non-U.S.	(18)	8	(15)

Total deferred tax expense (benefit)	92	(264)	(152)

Total Tax expense	$627	$519	$557

Following the Company’s adoption of ASU 2023-09, the U.S. federal statutory income tax rate is reconciled to the effective income tax rate for December 31, 2025 as follows:

	Year Ended December 31, 2025
U.S. federal statutory income tax rate	$703	21.0%
State and local income taxes, net of Federal income tax effects[1]	53	1.6%
Foreign tax effects
Switzerland
Statutory tax rate difference between Switzerland and United States	(106)	(3.2)%
Subnational tax effects	57	1.7%
Other	(14)	(0.4)%
Puerto Rico
Statutory tax rate difference between Puerto Rico and United States	124	3.7%
Withholding taxes	54	1.6%
Preferential tax rate	(252)	(7.5)%
Other foreign jurisdictions	28	0.8%
Effect of cross-border tax laws
Global intangible low-taxed income	59	1.8%
Foreign tax credit for withholding taxes	(66)	(2.0)%
Other	11	0.3%
Tax credits
Research and development tax credits	(124)	(3.7)%
Nontaxable or nondeductible items
Transaction costs	42	1.3%
Other	(13)	(0.4)%
Changes in unrecognized tax benefits	29	0.9%
Other adjustments
Other	42	1.2%

Effective income tax rate	$627	18.7%

1.	State taxes in California, Minnesota, Kansas, Georgia, and Arizona make up the majority (greater than 50%) of this category.

The U.S. federal statutory income tax rate is reconciled to the effective income tax rate for prior years as follows:

	Years Ended December 31,
	2024	2023
U.S. federal statutory income tax rate	21.0%	21.0%
Taxes on non-U.S. earnings[1,2]	(3.5)	(3.5)
Foreign-derived intangible income benefit	(2.2)	(2.1)
Employee stock compensation	(0.5)	0.1
U.S. state income taxes	1.8	2.0
Research and development credits	(1.4)	(1.7)
Other	0.3	0.2

Effective income tax rate	15.5%	16.0%

1.	Includes U.S. taxes on non-U.S. earnings, net of foreign tax credits, and net of changes in valuation allowances.
2.	2023 includes 4.0% deferred tax benefit resulting from a non-U.S. legislative change, offset by 3.4% deferred tax expense resulting from a full valuation allowance.

The effective tax rate increased by 3.2 percentage points in 2025 compared to 2024 primarily due to a decrease in the foreign-derived intangible income tax benefit, nondeductible transaction costs, and frictional tax costs in advance of the separation and distribution. These expenses were partially offset by a benefit from changes in estimates on prior tax positions.

The effective tax rate decreased by 0.5 percentage points in 2024 compared to 2023. The decrease was primarily attributable to an increase in the stock-based compensation benefit.

Deferred Tax Assets (Liabilities)

The tax effects of temporary differences and tax carryforwards which give rise to future income tax benefits and payables are as follows:

	December 31,
	2025	2024
Deferred tax assets
Pension liabilities	$23	$26
Environmental liabilities	199	141
Other accruals and reserves	319	335
Tax credit carryforwards and other attributes	116	126
Lease liabilities	63	55
Capitalized research & development	397	610
Other	60	52

Gross deferred tax assets	1,177	1,345
Valuation allowance	(116)	(127)

Total deferred tax assets	1,061	1,218
Deferred tax liabilities
Right-of-use assets	(65)	(51)
Deferred revenue	(141)	(248)
Intangible assets	(195)	(208)
Unremitted earnings of foreign subsidiaries	(33)	(27)
Property, plant and equipment	(276)	(258)

Total deferred tax liabilities	(710)	(792)

Net deferred tax assets	$351	$426

Deferred tax assets as of December 31, 2025 and December 31, 2024 were reduced by a valuation allowance provided for certain non-U.S. tax credit carryforwards and attributes. The change in the valuation allowance resulted in a decrease of $11 million, an increase of $1 million, and an increase of $119 million to income tax expense in 2025, 2024, and 2023, respectively. If the Company determines that the likelihood of realization of existing deferred tax assets changes, a corresponding increase or decrease to the valuation allowance will be recognized as an increase or reduction to income tax expense in the period that determination is made.

The Company has available non-U.S. loss carry-forwards of $46 million and other non-U.S. attribute carryforwards of $103 million as of December 31, 2025. If not utilized, $133 million of losses have expiration periods through 2037, and $16 million of losses do not expire.

Cash Paid for Income Taxes

The following table reconciles cash paid for income taxes, net of refunds:

Year Ended December 31, 2025
Federal	$—
State	—
Foreign
Canada	10
China	18
Puerto Rico	78
Switzerland	74
Other foreign	26

Income taxes paid, net of refunds	$206

Unrecognized Tax Benefits

	Years Ended December 31,
	2025	2024	2023
Change in unrecognized tax benefits
Balance at beginning of year	$185	$163	$164
Gross increases related to current period tax positions	16	27	20
Gross increases related to prior periods tax positions	54	—	—
Gross decreases related to prior periods tax positions	(5)	—	—
Expiration of the statute of limitations for the assessment of taxes	—	(2)	(1)
Decrease related to resolutions of audits with tax authorities	(19)	—	(21)
Foreign currency translation	5	(3)	1

Balance at end of year	$236	$185	$163

As of December 31, 2025, 2024, and 2023, there were $236 million, $185 million, and $163 million, respectively, of unrecognized tax benefits that if recognized would affect the effective tax rate.

The following table summarizes tax years that remain subject to examination by major tax jurisdictions as of December 31, 2025:

Open Tax Years
Jurisdiction	Examination in progress	Examination not yet initiated
U.S. Federal	2017-2021	2022-2025
U.S. State	2013-2024	2025
Canada	2018-2021	2022-2025
China	2013-2024	2025
Germany	2017-2020	2021-2025
Malaysia	2019-2023	2024-2025
Puerto Rico	N/A	2020-2025
Switzerland	N/A	2020-2025
United Kingdom	2013-2023	2024-2025

Based on the outcome of these examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that certain unrecognized tax benefits for tax positions taken on previously filed tax returns will materially change from those recorded as liabilities in Aerospace’s financial statements. It is not reasonably possible to estimate the increase or decrease in unrecognized tax benefits within the next 12 months.

Unrecognized tax benefits for examinations in progress were $111 million, $116 million, and $118 million as of December 31, 2025, 2024, and 2023, respectively. Estimated interest and penalties related to the underpayment of income taxes are classified as a component of Income tax expense in the Combined Statements of Operations and totaled $26 million, $10 million, and $1 million for the years ended December 31, 2025, 2024, and 2023, respectively. Accrued interest and penalties, recorded within Other liabilities, were $76 million and $50 million as of December 31, 2025 and 2024, respectively.

Aerospace’s unrecognized tax positions are recorded within Other liabilities in the Combined Balance Sheet.

Note 8. Inventories

	December 31,
	2025	2024
Raw materials	$1,092	$981
Finished products and work in process[1]	3,219	2,908

Total Inventories	$4,311	$3,889

1.	Work in process inventories not separately reported as work in process includes components which can be either sold as spares in end-market sales or included in larger assemblies that are in process.

Note 9. Property, Plant and Equipment, Net

	December 31,
	2025	2024
Machinery and equipment	$4,431	$4,193
Buildings and improvements	1,538	1,443
Construction in progress	321	366
Land and improvements	82	77

Total Property, plant and equipment	6,372	6,079

Less: Accumulated depreciation	4,271	4,046

Total Property, plant and equipment, net	$2,101	$2,033

Aerospace recorded depreciation expense for property, plant, and equipment, of $275 million, $246 million, and $226 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Note 10. Goodwill and Other Intangible Assets, Net

The below table summarizes the change in goodwill for the years ended December 31, 2025 and 2024, by segment:

	December 31, 2024	Acquisitions	Currency Translation Adjustment	December 31, 2025
Electronic Solutions	$1,698	$(28)	$11	$1,681
Engines & Power Systems	639	—	7	646
Control Systems	691	—	7	698

Total Goodwill	$3,028	$(28)	$25	$3,025

	December 31, 2023	Acquisitions	Currency Translation Adjustment	December 31, 2024
Electronic Solutions	$1,045	$660	$(7)	$1,698
Engines & Power Systems	643	—	(4)	639
Control Systems	696	—	(5)	691

Total Goodwill	$2,384	$660	$(16)	$3,028

Other intangible assets are comprised of the following:

	December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangible assets, net
Customer relationships	$1,285	$(129)	$1,156
Capitalized software	1,324	(734)	590
Customer-related intangible assets	342	(66)	276
Patents and technology	344	(227)	117
Trademarks	37	(27)	10
Other intangible assets	67	(39)	28

Total Other intangible assets, net	$3,399	$(1,222)	$2,177

	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangible assets, net
Customer relationships	$1,330	$(94)	$1,236
Capitalized software	1,152	(698)	454
Customer-related intangible assets	338	(45)	293
Patents and technology	333	(213)	120
Trademarks	36	(19)	17
Other intangible assets	55	(40)	15

Total Other intangible assets, net	$3,244	$(1,109)	$2,135

Amortization expense related to intangible assets was $137 million, $100 million, and $76 million for the years ended December 31, 2025, 2024, and 2023, respectively. Estimated intangible asset amortization expense for each of the next five years are as follows:

Amount
2026	$121
2027	121
2028	125
2029	127
2030	144

Note 11. Other Assets

	December 31,
	2025	2024
Non-recurring engineering costs	$1,185	$1,146
Right-of-use assets	254	220
Other	141	128

Total Other assets	$1,580	$1,494

Note 12. Leases

Aerospace’s operating lease portfolio includes corporate offices, research and development facilities, manufacturing sites, IT equipment, rail cars, automobiles, and certain other equipment. The majority of Aerospace’s leases have remaining lease terms of one year to 20 years, some of which include options to extend the leases for five years or more. Operating lease ROU assets are included within Other assets. Aerospace includes the current portion of operating lease liabilities within Accrued liabilities, and the non- current portion of operating lease liabilities within Other liabilities. Operating lease costs of $48 million, $38 million, and $26 million were recognized in the Combined Statements of Operations for the years ended December 31, 2025, 2024, and 2023, respectively. The finance leases are not considered significant to the Combined Balance Sheets or Combined Statements of Operations.

A portion of Aerospace’s real estate leases are subject to annual changes in the Consumer Price Index (“CPI”). The changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred.

Supplemental cash flow information related to leases was as follows:

	December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$46	$38
Right-of-use assets obtained in exchange for lease obligations
Operating leases	113	30

Supplemental balance sheet information related to leases was as follows:

	December 31,
	2025	2024
Operating leases
Operating lease right-of-use assets	$254	$220
Accrued liabilities	$35	$34
Other liabilities	236	203

Total operating lease liabilities	$271	$237

	December 31,
	2025	2024
Weighted-average remaining lease term (in years):	10	11
Weighted-average discount rate	4%	5%

As of December 31, 2025, maturities of operating lease liabilities were as follows:

Amount
2026	$45
2027	43
2028	42
2029	33
2030	26
Thereafter	139

Total operating lease payments	328
Less: Interest	(57)

Total maturities of operating lease liabilities	$271

Note 13. Accrued Liabilities

	December 31,
	2025	2024
Customer-related liabilities	$712	$558
Real estate, VAT, and other taxes	301	291
Compensation, benefits, and other employee-related	302	253
Supplier-related liabilities	250	206
Environmental costs	174	169
Warranty reserves	109	101
Operating lease liabilities	35	34
Other	222	181

Total Accrued liabilities	$2,105	$1,793

Note 14. Other Liabilities

	December 31,
	2025	2024
Environmental costs	$649	$412
Income taxes	312	235
Operating lease liabilities	236	203
Pension and other employee-related	211	193
Deferred tax liabilities	61	59
Other	52	54

Total Other liabilities	$1,521	$1,156

Note 15. Stock-Based Compensation Plans

Honeywell maintains stock-based compensation plans under which it grants stock options and restricted stock units to certain management level employees, including certain employees of Aerospace. The Combined Statements of Operations reflect an allocation of these expenses on a specific identification basis for employees who exclusively supported Aerospace or, when specific identification is not practicable, a proportional cost allocation method primarily based on revenue, depending on the nature of the services. The amounts presented are not necessarily indicative of future awards and do not necessarily reflect the costs that Aerospace would have incurred as an independent company for the periods presented.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized $83 million, $74 million, and $73 million of stock-based compensation cost within Selling, general and administrative expenses in the Combined Statements of Operations, respectively, of which $43 million, $36 million, and $37 million related to compensation costs for direct employees of Aerospace, respectively, and $40 million, $38 million, and $36 million related to compensation costs allocated from Honeywell, respectively. Refer to Note 3 Related Party Transactions—Corporate Allocations for further details.

Note 16. Accumulated Other Comprehensive Loss

The changes in Accumulated other comprehensive loss are provided in the following table:

	Pre-tax	Tax	After-tax
Year Ended December 31, 2023
Foreign exchange translation adjustment	$(16)	$—	$(16)
Pension adjustments	3	(1)	2
Changes in fair value of effective cash flow hedges	(1)	—	(1)

Total net current period other comprehensive income (loss)	$(14)	$(1)	$(15)

Year Ended December 31, 2024
Foreign exchange translation adjustment	$38	$—	$38
Pension adjustments	(4)	1	(3)
Changes in fair value of effective cash flow hedges	8	(2)	6

Total net current period other comprehensive income (loss)	$42	$(1)	$41

Year Ended December 31, 2025
Foreign exchange translation adjustment	$(90)	$—	$(90)
Pension adjustments	(14)	3	(11)
Changes in fair value of effective cash flow hedges	(1)	—	(1)

Total net current period other comprehensive income (loss)	$(105)	$3	$(102)

Components of Accumulated Other Comprehensive Loss

	Years Ended December 31,
	2025	2024
Foreign exchange translation adjustment	$(222)	$(312)
Pension adjustments	12	1
Changes in fair value of cash flow hedges	—	(1)

Total Accumulated other comprehensive loss	$(210)	$(312)

Changes in Accumulated Other Comprehensive Loss by Component

	Foreign Exchange Translation Adjustment	Pension Adjustments	Changes in Fair Value of Cash Flow Hedges	Total
Balance at January 1, 2023	$(290)	$—	$4	$(286)
Other comprehensive income (loss) before reclassifications	16	(2)	—	14
Amounts reclassified from accumulated other comprehensive loss	—	—	1	1

Net current period other comprehensive income (loss)	16	(2)	1	15

Balance at December 31, 2023	(274)	(2)	5	(271)
Other comprehensive income (loss) before reclassifications	(38)	3	(5)	(40)
Amounts reclassified from accumulated other comprehensive loss	—	—	(1)	(1)

Net current period other comprehensive income (loss)	(38)	3	(6)	(41)

Balance at December 31, 2024	$(312)	$1	$(1)	$(312)
Other comprehensive income before reclassifications	90	11	1	102
Amounts reclassified from accumulated other comprehensive loss	—	—	—	—

Net current period other comprehensive income	90	11	1	102

Balance at December 31, 2025	$(222)	$12	$—	$(210)

Amounts reclassified out of Accumulated other comprehensive loss related to pension adjustments are included within Other expense, net in the Combined Statements of Operations. Amounts reclassified out of Accumulated other comprehensive loss related to cash flow hedges are included within Net sales or Cost of products and services sold in the Combined Statements of Operations, depending on the nature of the underlying transaction being hedged.

Note 17. Postretirement Benefit Plans

Honeywell Sponsored Pension Plans

Certain employees of the Aerospace participate in U.S. pension plans sponsored by Honeywell. For the purposes of the Combined Financial Statements, Aerospace accounts for these plans as multiemployer plans as they are not sponsored by Aerospace. Therefore, the related assets and liabilities are not reflected in the Combined Balance Sheets. The Combined Statements of Operations reflect an allocation of $12 million, $11 million, and $11 million for the years ended December 31, 2025, 2024, and 2023, respectively, related to service costs for the multiemployer plans associated with Aerospace’s employees. These allocated costs are recorded within Selling, general and administrative expenses in the Combined Statements of Operations.

Aerospace Sponsored Pension and Postretirement Benefit Plans

Aerospace sponsors a number of unfunded non-U.S. defined benefit pension plans. The largest plans are closed to new participants. The plans use a December 31 measurement date consistent with Aerospace’s fiscal year. As of December 31, 2025 and 2024, these pension plans were not material to the Combined Financial Statements.

Note 18. Commitments and Contingencies

Environmental Matters

Aerospace is subject to various federal, state, local, and foreign government requirements relating to the protection of the environment. Aerospace believes that, as a general matter, Aerospace’s policies, practices, and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that the handling, manufacture, use, and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies of Honeywell, Aerospace, like other companies engaged in similar businesses, incurred remedial response and voluntary cleanup costs for site contamination and is a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing hazardous substances. Additional lawsuits, claims, and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, Aerospace continually conducts studies, individually or jointly with other potentially responsible parties, to determine the feasibility of various remedial techniques. It is Aerospace’s policy to record liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on Aerospace’s best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical, regulatory, or legal information becomes available. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology, and information related to individual sites, Aerospace does not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of Aerospace’s recorded liabilities. Aerospace expects to fund expenditures for these matters from operating cash flows. The timing of cash expenditures depends on a number of factors, including the timing of remedial investigations and feasibility studies, the timing of litigation and settlements of remediation liability, personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized, and agreements with other parties.

The following table summarizes information concerning Aerospace’s recorded liabilities for environmental costs across approximately 327 sites:

	December 31,
	2025	2024
Beginning of year	$581	$536
Accruals for environmental matters deemed probable and reasonably estimable	389	235
Environmental liability payments	(147)	(190)

End of year	$823	$581

Environmental liabilities are included in the following balance sheet accounts:

	December 31,
	2025	2024
Accrued liabilities	$174	$169
Other liabilities	649	412

Total environmental liabilities	$823	$581

During the third quarter of 2025, Aerospace enhanced its process for estimating environmental liabilities at sites undergoing active remediation. By leveraging improved data availability and refining historical analytics, Aerospace implemented an improved methodology for estimating environmental liabilities related to actively managed environmental sites, resulting in an increase of the estimated environmental liabilities of $181 million. Aerospace does not currently possess sufficient information to reasonably estimate the amounts of environmental liabilities to be recorded upon future completion of studies, litigation, or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, although they could be material to Aerospace’s combined results of operations and operating cash flows in the periods recognized or paid. However, considering Aerospace’s past experience and existing reserves, Aerospace does not expect that environmental matters will have a material adverse effect on its combined financial position.

Litigation Matters

Flexjet v. Honeywell International Inc.

Flexjet, LLC (“Flexjet”) provides private jet services to customers. Aerospace maintains aircraft engine maintenance service contracts with Flexjet. During the COVID-19 pandemic, a customer dispute arose over delayed engine deliveries and specified engine enrollments under these maintenance service contracts. In 2021, Parent notified Flexjet that it was invoking force majeure provisions in response to the pandemic. On March 1, 2023, Flexjet brought suit against Parent, alleging breach of the parties’ aircraft engine maintenance service agreement (the “MSA”), seeking liquidated damages for delayed engine repairs, and claiming that its liquidated damages continue to accrue monthly related to engines awaiting repair. Additionally, two third-party aircraft repair and services companies, Duncan Aviation, Inc. (Duncan) and StandardAero Business Aviation Services, LLC (StandardAero) each sued Flexjet for amounts allegedly owed for services provided, and Flexjet filed third-party complaints in those cases on January 10, 2025 and June 10, 2025, respectively, purporting to join the Company as a third-party defendant.

Aerospace recorded accruals in accordance with ASC 450, Contingencies, with respect to the Flexjet-related matters, which accruals as of December 31, 2024 were not material. In December 2025, Parent announced it was in ongoing settlement negotiations with Flexjet and the other parties to the litigation matters. Based on negotiations as of December 22, 2025, Aerospace increased the accrual for this matter by approximately $370 million in the fourth quarter of 2025, which resulted in a reduction to Net sales and Segment profit for Engines & Power Systems by $312 million and $373 million, respectively.

On January 16, 2026, Parent completed a comprehensive settlement relating to its lawsuit with Flexjet. As part of this comprehensive settlement, Parent entered into settlement agreements with Duncan, StandardAero, and Flexjet. As of January 21, 2026, each of these cases have been dismissed. These settlements resolve all legal disputes among the parties arising out of the alleged breach of the MSA.

In connection with these settlements, Aerospace paid $59 million in December 2025 associated with the Duncan and StandardAero settlements. Aerospace paid $375 million in the first quarter of 2026 associated with a settlement payment to Flexjet.

Contemporaneous with Parent’s entry into the settlement agreement with Flexjet, Flexjet and Parent amended the MSA to extend the term through 2035.

Other Matters

Aerospace is subject to a number of other lawsuits, investigations, and claims (some of which involve substantial dollar amounts) arising out of the conduct of its business operations, including matters relating to commercial transactions, the integration of emerging technologies (such as, but not limited to, artificial intelligence and machine learning), employment, intellectual property, legal, and environmental, health, and safety matters. Aerospace recognizes liabilities for any contingency that is probable of occurrence and reasonably estimable. Aerospace continually assesses the likelihood of adverse judgments or outcomes in such matters, as well as potential ranges of probable losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter, and if appropriate, with the assistance of outside legal counsel and other experts.

Given the uncertainty inherent in litigation and investigations, Aerospace cannot predict when or how these matters will be resolved and does not believe it is possible to develop estimates of reasonably possible loss (or a range of possible loss) in excess of current accruals for commitment and contingency matters. Considering Aerospace’s past experience and existing accruals, Aerospace does not expect the outcome of such matters, either individually or in the aggregate, to have a material adverse effect on Aerospace’s Combined financial position. Because most contingencies are resolved over long periods of time, potential liabilities are subject to change due to new developments (including new discovery of facts, changes in legislation, and outcomes of similar cases through the judicial system) or changes in assumptions or changes in settlement strategy or the impact of evidentiary requirements, which could cause Aerospace to pay damage awards or settlements (or become subject to equitable remedies) that could have a material adverse effect on Aerospace’s combined results of operations or operating cash flows in the periods recognized or paid.

Note 19. Segment Financial Data

Aerospace globally manages its business operations through three operating segments, each of which also qualifies as a reportable segment. Segment information is consistent with how the President and Chief Executive Officer of Aerospace, who is the Chief Operating Decision Maker (“CODM”), and management reviews Aerospace’s business, makes investing and resource allocation decisions, and assesses operating performance.

Electronic Solutions – The Electronic Solutions product portfolio is organized into four offerings: Avionics, Navigation and Sensors, Electromagnetic Defensive Solutions, and Space. The products include avionics, radars, flight management systems, precision inertial navigation systems, high-performance space components, solutions that enable complex sensing protection, targeting and communications operations in the electromagnetic spectrum, electronic warfare solutions, as well as solutions that focus on in-flight connectivity, cockpit safety, defense radiofrequency, and counter unmanned aerial systems. Customers include OEMs, airlines, defense prime contractors, space-system integrators, and aftermarket maintenance, repair, and overhaul providers. Offerings include sales of perpetual licenses to OEM customers to manufacture certain products.

Engines & Power Systems – The Engines & Power Systems product portfolio is organized into two offerings: Engines and Power Systems. Its products include propulsion engines, small and military auxiliary power units, narrowbody and widebody APUs, electric power systems, and fuel cells and adjacencies. Engines & Power Systems serves a balance of all aerospace end markets. Principal customers include major aerospace OEMs, U.S. military branches, and scaled aftermarket service providers.

Control Systems – The Control Systems product portfolio is organized into three offerings: Air and Thermal Control, Motion Control, and Honeywell Federal Solutions. Its products include environmental control systems, cabin pressure control systems, thermal management systems, engine start systems, fuel control systems, flight control actuation systems, and wheels and braking systems. Offerings include sales of perpetual licenses to OEM customers to manufacture certain products. Additionally, the Honeywell Federal Solutions offering provides site-management services for government-owned facilities.

Segment profit and Segment Adjusted EBIT are measures of segment profitability used by the CODM, and Segment profit is the measure most consistent with amounts included in the Combined Financial Statements. The CODM evaluates segment performance based on Segment profit, by comparing budget-to-actual and period-over-period results. Each Segment’s profit excludes taxes, interest, amortization of acquisition-related intangibles, stock compensation expense, environmental remediation expense, pension income (expense), repositioning and other charges, transaction costs, and other items within Other expense, net. Transaction costs consist of professional advisory services fees related to the separation and distribution.

Aerospace does not report asset information by segment for internal or external reporting purposes as Aerospace’s CODM does not assess performance, make strategic decisions, or allocate resources based on assets.

The below table summarizes information about significant segment net sales and expenses and other segment items, for each historical period:

	Year Ended December 31, 2025
	Electronic Solutions	Engines & Power Systems	Control Systems	Corporate and All Other	Total Aerospace
Net sales
Products	$4,186	$2,745	$3,054		$9,985
Services[1]	2,630	2,666	2,123		7,419

Total Net sales	6,816	5,411	5,177		17,404
Less
Cost of products and services sold[2]	3,820	4,202	3,221
Other segment items[3]	1,008	518	433

Total segment profit[1]	$1,988	$691	$1,523	$(117)	$4,085

Depreciation and amortization	$125	$136	$99	$—	$360

1.	Net sales and Segment profit for Engines & Power Systems was reduced by $312 million and $373 million, respectively, in the fourth quarter of 2025 due to the Flexjet-related litigation matters.
2.	Amounts exclude acquisition-related intangibles amortization, repositioning charges, and environmental remediation expenses.
3.

For each reportable segment, the other segment items category includes corporate allocations, equity income of affiliated companies, Selling, general and administrative, and Research and development expenses.

	Year Ended December 31, 2024
	Electronic Solutions	Engines & Power Systems	Control Systems	Corporate and All Other	Total Aerospace
Net sales
Products[1]	$3,542	$1,881	$2,712		$8,135
Services	2,483	2,850	1,977		7,310

Total Net sales	6,025	4,731	4,689		15,445
Less
Cost of products and services sold[2]	3,275	3,530	3,053
Other segment items[3]	838	509	410

Total segment profit	$1,912	$692	$1,226	$(122)	$3,708

Depreciation and amortization	$119	$101	$92	$—	$312

1.

Net sales for Engines & Power Systems was reduced $372 million due to the strategic agreement with Bombardier to provide advanced technology for current and future Bombardier aircraft in avionics, propulsion, and satellite communications technologies.

2.	Amounts exclude acquisition-related intangibles amortization, repositioning charges, and environmental remediation expenses.
3.

For each reportable segment, the other segment items category includes corporate allocations, equity income of affiliated companies, Selling, general and administrative, and Research and development expenses.

	Year Ended December 31, 2023
	Electronic Solutions	Engines & Power Systems	Control Systems	Corporate and All Other	Total Aerospace
Net sales
Products	$2,787	$1,985	$2,326		$7,098
Services	2,311	2,610	1,771		6,692

Total Net sales	5,098	4,595	4,097		$13,790
Less
Cost of products and services sold[1]	2,823	3,114	2,487
Other segment items[2]	695	460	343

Total segment profit	$1,580	$1,021	$1,267	$(93)	$3,775

Depreciation and amortization	$114	$88	$83	$—	$285

1.	Amounts exclude acquisition-related intangibles amortization, repositioning charges, and environmental remediation expenses.
2.

For each reportable segment, the other segment items category includes corporate allocations, equity income of affiliated companies, Selling, general and administrative, and Research and development expenses.

A reconciliation of Segment profit to Income before taxes is as follows:

	Years Ended December 31,
	2025	2024	2023
Electronic Solutions	$1,988	$1,912	$1,580
Engines & Power Systems	691	692	1,021
Control Systems	1,523	1,226	1,267
Corporate and All Other	(117)	(122)	(93)

Total segment profit	4,085	3,708	3,775
Amortization of acquisition-related intangibles[1]	(52)	(34)	(17)
Stock compensation expense[2]	(83)	(74)	(73)
Transaction costs[3]	(269)	—	—
Environmental remediation expenses[4]	(389)	(235)	(204)
Other, net[5]	57	3	(10)

Income before taxes	$3,349	$3,368	$3,471

1.	Amounts included in Cost of products and services sold and Selling, general and administrative expenses.
2.	Amounts included in Selling, general and administrative expenses.
3.	Amounts included in Selling, general and administrative expenses and Other expense, net.
4.	Amounts included in Cost of products and services sold and Other expense, net.
5.	Amounts include interest and other financial charges, pension income (expense), repositioning charges, and other expenses.

Note 20. Geographic Areas

	Net Sales[1]
	Years Ended December 31,
	2025	2024	2023
United States	$12,739	$10,873	$10,017
Switzerland	2,652	2,787	2,263
Europe, Middle East and Africa (excluding Switzerland)	399	386	305
Other International	1,614	1,399	1,205

Total	$17,404	$15,445	$13,790

	Long Lived Assets[2]
	Years Ended December 31,
	2025	2024
United States	$1,625	$1,564
Switzerland	—	1
Europe, Middle East and Africa (excluding Switzerland)	143	126
Other International	333	342

Total	$2,101	$2,033

1.

Sales between geographic areas approximate market value and are not significant. Net sales are classified according to their country of origin. Included in United States Net sales are export sales of $4,665 million, $3,744 million, and $3,317 million for the years ended December 31, 2025, 2024, and 2023, respectively.

2.	Long-lived assets are comprised of Property, plant and equipment, net.

Note 21. Subsequent Events

The Combined Financial Statements of Aerospace were derived from the consolidated financial statements of Honeywell, which issued its annual financial statements as of and for the year ended December 31, 2025 on February 17, 2026. Accordingly, the Company has evaluated transactions for consideration as recognized subsequent events in these financial statements through the date of February 17, 2026. Additionally, the Company has evaluated transactions that occurred through February 20, 2026, the date the Combined Financial Statements were available for issuance, for the purposes of unrecognized subsequent events. Other than the items discussed within the Notes to Combined Financial Statements, no matters were identified that required adjustment of the Combined Financial Statements or additional disclosure.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

CONDENSED COMBINED STATEMENTS OF OPERATIONS (Unaudited)

(Dollars in millions)

	Three Months Ended
	March 28, 2026	March 29, 2025
Product sales	$2,422	$2,233
Service sales	1,930	1,841

Net sales	4,352	4,074
Costs, expenses and other
Cost of products sold	1,832	1,635
Cost of services sold	890	916

Total cost of products and services sold	2,722	2,551
Research and development expenses	187	167
Selling, general and administrative expenses	564	365
Other expense, net	50	58
Interest and other financial charges	29	—

Total costs, expenses and other	3,552	3,141

Income before taxes	800	933
Income tax expense	158	147

Net income	642	786

Less: Net income attributable to noncontrolling interest	8	9

Net income attributable to Aerospace	$634	$777

The Notes to the Condensed Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

(Dollars in millions)

	Three Months Ended
	March 28, 2026	March 29, 2025
Net income	$642	$786
Other comprehensive income (loss), net of tax
Foreign exchange translation adjustment	(9)	26
Changes in fair value of cash flow hedges	48	1

Total other comprehensive income (loss), net of tax	39	27

Comprehensive income	681	813

Less: Comprehensive income attributable to the noncontrolling interest	8	9

Comprehensive income attributable to Aerospace	$673	$804

The Notes to the Condensed Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

CONDENSED COMBINED BALANCE SHEETS (Unaudited)

(Dollars in millions)

	March 28, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$989	$213
Accounts receivable, less allowances of $33 and $33, respectively	2,218	2,156
Inventories	4,443	4,311
Current contract assets	1,455	1,366
Other current assets	336	344

Total current assets	9,441	8,390
Property, plant and equipment, net	2,179	2,101
Goodwill	3,023	3,025
Other intangible assets, net	2,187	2,177
Deferred tax assets	385	412
Other assets	1,645	1,580

Total assets	$18,860	$17,685

LIABILITIES
Current liabilities:
Accounts payable	$2,634	$2,883
Current contract liabilities	1,575	1,589
Accrued liabilities	1,652	2,105

Total current liabilities	5,861	6,577
Long-term debt	15,846	4
Contract liabilities	1,099	1,091
Other liabilities	1,568	1,517

Total liabilities	24,374	9,189

EQUITY
Net Parent investment	(5,447)	8,609
Accumulated other comprehensive loss	(171)	(210)

Total (deficit) equity attributable to Aerospace	(5,618)	8,399
Noncontrolling interest	104	97

Total (deficit) equity	(5,514)	8,496

Total liabilities and (deficit) equity	$18,860	$17,685

The Notes to the Condensed Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (Unaudited)

(Dollars in millions)

	Three Months Ended
	March 28, 2026	March 29, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$642	$786

Adjustments to reconcile net income to net cash (used for) provided by operating activities
Depreciation	68	64
Amortization	43	38
Stock compensation expense	25	24
Deferred income taxes	29	(61)
Other	(13)	16
Changes in assets and liabilities
Accounts receivable	(54)	(223)
Inventories	(134)	(109)
Contract assets	(90)	8
Other assets	5	30
Accounts payable	(247)	(183)
Contract liabilities	(6)	(34)
Other liabilities	(493)	(79)

Net cash (used for) provided by operating activities	(225)	277

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(137)	(101)
Increase in investments	—	(1)
Decrease in investments	2	—
Amounts advanced for related party loans receivable	(7)	(6)

Net cash used for investing activities	(142)	(108)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	15,843	—
Net transfers to Parent	(14,795)	19
Other	99	(2)

Net cash (used for) provided by financing activities	1,147	17

Effect of foreign exchange rate changes on cash and cash equivalents	(4)	7

Net increase in cash and cash equivalents	776	193

Cash and cash equivalents at beginning of period	213	244

Cash and cash equivalents at end of period	$989	$437

The Notes to the Condensed Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

CONDENSED COMBINED STATEMENTS OF EQUITY (Unaudited)

(Dollars in millions)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity (Deficit)
Balance as of December 31, 2024	$9,048	$(312)	$92	$8,828
Net income	777	—	9	786
Foreign exchange translation adjustment	—	26	—	26
Changes in fair value of cash flow hedges	—	1	—	1
Dividends to noncontrolling interest	—	—	(2)	(2)
Net transfers to Parent	43	—	—	43

Balance as of March 29, 2025	$9,868	$(285)	$99	$9,682

Balance as of December 31, 2025	$8,609	$(210)	$97	$8,496
Net income	634	—	8	642
Foreign exchange translation adjustment	—	(9)	—	(9)
Changes in fair value of cash flow hedges	—	48	—	48
Dividends to noncontrolling interest	—	—	(1)	(1)
Net transfers to Parent	(14,690)	—	—	(14,690)

Balance as of March 28, 2026	$(5,447)	$(171)	$104	$(5,514)

The Notes to the Condensed Combined Financial Statements are an integral part of this statement.

AEROSPACE

(A BUSINESS OF HONEYWELL INTERNATIONAL INC.)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Dollars in millions, unless otherwise noted)

Note 1. Business Overview and Basis of Presentation

On February 6, 2025, Honeywell International Inc. (“Honeywell” or the “Parent”) announced its intention to separate its Aerospace Business into a standalone publicly traded company. The accompanying Condensed Combined Financial Statements and notes present the combined results of operations, financial position and cash flows of the Aerospace Business (“Aerospace”, the “Business” or the “Company”) of Honeywell. The separation will occur through the distribution of all of the outstanding shares of common stock of Aerospace to Honeywell’s shareowners on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes.

Aerospace is a leading global tier-1 aerospace and defense supplier of mission critical systems and technologies that enable the production, maintenance, and safe operation of aerospace and defense platforms. Aerospace’s systems and technologies support original equipment manufacturer (“OEM”), government, defense prime contractors, and aircraft operator customers across the Commercial Air Transport, Business Aviation, and Defense and Space end markets.

For the periods presented in these Condensed Combined Financial Statements, the Company historically operated as Honeywell’s Aerospace Business; consequently, separate financial statements have not historically been prepared for the Company. These Condensed Combined Financial Statements were derived from the consolidated financial statements and accounting records of Honeywell. These Condensed Combined Financial Statements were prepared on a standalone basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in the opinion of management, include all adjustments (consisting of normal, recurring adjustments, unless otherwise disclosed) necessary for a fair statement of the condensed combined results of operations, financial position, and cash flows for each period presented.

The combined results for the interim periods are not necessarily indicative of results to be expected for the full year. The Combined Balance Sheet as of December 31, 2025 was derived from audited financial statements but does not include all disclosures required by GAAP. These financial statements should be read in conjunction with financial statements and notes included in our audited Combined Financial Statements for the year ended December 31, 2025.

In accordance with Accounting Standards Codification (“ASC”) 280, Segment Reporting, Aerospace manages and reports its operating results through its three reportable segments: Electronic Solutions, Engines & Power Systems, and Control Systems. The remainder of Aerospace’s operations are presented in Corporate and All Other, which is not a reportable business segment.

The Condensed Combined Financial Statements include certain assets and liabilities that have historically been held at the Honeywell corporate level but are specifically identifiable or otherwise attributable to Aerospace. Honeywell uses a centralized approach to cash management and financing of its operations. Accordingly, a substantial portion of the Company’s cash accounts are regularly cleared to the Parent at Honeywell’s discretion and Honeywell funds the Company’s operating and investing activities as needed. The Cash and cash equivalents held by Honeywell at the corporate level are not specifically identifiable to Aerospace and therefore were not attributed for any of the periods presented. Other than the notes issued by the Company, Honeywell third party debt and the related interest expense are not attributed to Aerospace for any of the periods presented as Aerospace is not the legal obligor of such borrowings and Honeywell’s borrowings were not directly attributable to the Aerospace Business. Honeywell provides certain services, such as legal, accounting, technology, human resources, and other infrastructure support, on behalf of Aerospace. The Condensed Combined Financial Statements include all revenues and costs directly attributable to the Business and an allocation of expenses related to certain Honeywell corporate functions (refer to Note 3 Related Party Transactions). These expenses are allocated to the Business based on a proportion of Net sales. Aerospace and Honeywell consider allocations of these costs to be a reasonable reflection of the benefits received by Aerospace. However, the financial information presented in these Condensed Combined Financial Statements may not reflect the combined financial position, operating results, and cash flows of Aerospace had Aerospace been a separate standalone entity during the periods presented. Actual costs that would have been incurred if Aerospace had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The Company considers the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by Aerospace during the periods presented.

All intracompany transactions and balances within Aerospace have been eliminated. Transactions between Honeywell and Aerospace that will not be cash settled are included within Net Parent investment. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Statements of Cash Flows as a financing activity and in the Condensed Combined Balance Sheets as Net Parent investment. Transactions between Aerospace and other businesses of Honeywell are considered related party transactions. See Note 3 Related Party Transactions for more information.

Aerospace’s practice is to establish quarterly closing dates using a predetermined fiscal calendar, which requires Aerospace’s businesses to close their books on a Saturday in order to minimize the potentially disruptive effects of quarterly closing on the Company’s business processes. Aerospace’s closing dates for the first quarter of 2026 and 2025, were March 28, 2026, and March 29, 2025, respectively.

Note 2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are set forth in Note 2 Summary of Significant Accounting Policies within the Company’s Combined Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024, and 2023. The Company includes herein certain updates to those policies.

Accounts Receivable Factoring

For three months ended March 28, 2026, the Company sold $193 million of trade accounts receivable, of which, the relates fees are insignificant. For the three months ended March 29, 2025, the Company had no sales of trade accounts receivable.

Supply Chain Financing

Amounts outstanding related to the supply chain financing programs are included in Accounts payable in the Condensed Combined Balance Sheets. Accounts payable related to supply chain financing programs included approximately $474 million and $521 million as of March 28, 2026, and December 31, 2025, respectively.

Recent Accounting Pronouncements

Aerospace considers the applicability and impact of all Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and determined to be either not applicable or are expected to have a minimal impact on Aerospace’s Condensed Combined Statements of Operations, Condensed Combined Balance Sheets, and Condensed Combined Statements of Cash Flows.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting for internal-use software costs by removing all references to prescriptive and sequential software development stages. The new standard requires entities to consider whether significant development uncertainty has been resolved before starting to capitalize software costs and aligns disclosure requirements with ASC 360, Property, Plant, and Equipment. The ASU is effective for annual and interim reporting periods beginning after December 15, 2027, and can be applied prospectively, retrospectively, or using a modified prospective transition method, with early adoption permitted. Aerospace is currently evaluating the impacts of this guidance on Aerospace’s Condensed Combined Financial Statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires companies to disclose additional information about the types of expenses in commonly presented expense captions. The new standard requires tabular disclosure of specified natural expenses in certain expense captions, a qualitative description of amounts that are not separately disaggregated, and disclosure of Aerospace’s definition and total amount of selling expenses. The ASU should be applied prospectively for annual reporting periods beginning after December 15, 2026, with retrospective application and early adoption permitted. Aerospace is currently evaluating the impacts of this guidance on Aerospace’s Condensed Combined Financial Statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides guidance on how companies should recognize, measure, and present government grants received. The new standard is effective for annual and interim reporting periods beginning after December 15, 2028, with early adoption permitted. The standard allows for a modified prospective, modified retrospective, or retrospective transition. This ASU is not expected to significantly change our current accounting for incentives from federal, state, and local governments.

Note 3. Related Party Transactions

Related Party Sales and Purchases

For all periods presented, the Company had no material related party sales and purchase transactions that required disclosure.

Related Party Loans

Related party debt due to and due from Honeywell or its affiliates are recorded in Accrued liabilities and Accounts receivable in the Condensed Combined Balance Sheets, respectively. Related party loans receivable of $51 million and $44 million and related party loans payable of $71 million and $16 million are reflected in the Condensed Combined Balance Sheets as of March 28, 2026 and December 31, 2025, respectively. The interest income and expense related to the loan activity is recorded in Other expense, net, in the Condensed Combined Statements of Operations.

Distribution to Honeywell

On March 16, 2026, the Company completed the private note offering of $16.0 billion of senior unsecured notes (collectively the “Notes”). Net proceeds of $15.1 billion from the Notes were distributed to Honeywell in connection with the separation. The distribution was reflected in the Condensed Combined Statements of Cash Flows as a financing activity and in the Condensed Combined Balance Sheets as Net Parent investment. Refer to Note 9 – Debt and Credit Agreements for further details.

Corporate Allocations

The Condensed Combined Financial Statements reflect allocations of certain expenses from Honeywell including, but not limited to, legal, accounting, information technology, human resources, and other infrastructure support. The cost of these services has been allocated to Aerospace on the basis of the proportion of Net sales. Aerospace and Honeywell consider the allocations to be a reasonable reflection of the benefits received by Aerospace. Allocations for management costs and corporate support services provided to Aerospace totaled $148 million and $151 million for the three months ended March 28, 2026, and March 29, 2025, respectively, and such amounts are included within Cost of products and services sold, Research and development expenses, and Selling, general and administrative expenses in the Condensed Combined Statements of Operations.

Cash Management and Net Parent Investment

Honeywell uses a centralized approach for the purpose of cash management and financing of its operations. Aerospace’s excess cash in participating bank accounts is transferred to Honeywell daily, and Honeywell funds Aerospace’s operating and investing activities as needed. Honeywell operates a centralized non-interest-bearing cash pool in the U.S. and regional interest-bearing cash pools outside of the U.S. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Statements of Cash Flows as a financing activity and in the Condensed Combined Balance Sheets as Net Parent investment.

Derivatives and Hedging

Honeywell centrally hedges its exposure to changes in foreign exchange rates principally with forward contracts. The Company monitors its collective foreign currency exposure and enters into foreign currency exchange contracts, when necessary, to minimize the impact of changes in foreign currency exchange rates. Certain contracts are specifically designated to and entered into on behalf of Aerospace with Honeywell as a counterparty. As of March 28, 2026 and December 31, 2025 the net derivative liability position for Aerospace was not material.

Parent Company Credit Support

Honeywell provides Aerospace with Parent credit support in certain jurisdictions. To support Aerospace in selling products and services globally, Honeywell enters into contracts on behalf of Aerospace or issues Parent guarantees. Honeywell provides similar credit support for some non-customer related activities of Aerospace, including Parent guarantees for environmental remediation of certain sites. Refer to Note 15 Commitments and Contingencies for further details. There are no instances under Aerospace’s existing customer contracts requiring payments or performance under Parent company guarantees.

Note 4. Revenue Recognition and Contracts with Customers

Aerospace maintains a diverse offering of products and services sold to a variety of customers in multiple channels. See the following disaggregated revenue table and related discussions by channels for details:

	Three Months Ended
	March 28, 2026	March 29, 2025
Commercial Aftermarket	$1,971	$1,857
Commercial Original Equipment	657	632
Defense and Space	1,724	1,585

Net sales	$4,352	$4,074

Aerospace is a global supplier of products and services that it sells in a variety of end markets including Commercial Air Transport, Business Aviation, and Defense and Space. Within our end markets, our business serves both OEMs and the global aftermarket channels offering a diversified stream of recurring revenues. Aerospace products and services include auxiliary power units, propulsion engines, environmental control systems, integrated avionics, wireless connectivity services, electric power systems, engine controls, flight safety, communications, navigation hardware, data applications, radar and surveillance systems, aircraft lighting, management and technical services, advanced systems and instruments, satellite and space components, aircraft wheels and brakes, and thermal systems. Aerospace also provides spare parts, repair, overhaul, and maintenance services (principally to aircraft operators).

The Company recognizes revenue arising from performance obligations outlined in contracts with its customers that are satisfied at a point in time and over time. The disaggregation of the Company’s revenue based off timing of recognition is as follows:

	Three Months Ended
	March 28, 2026	March 29, 2025
Products, transferred point in time	48%	48%
Products, transferred over time	8	7

Net product sales	56	55

Services, transferred point in time	3	4
Services, transferred over time	41	41

Net service sales	44	45

Net sales	100%	100%

Contract Balances

Aerospace tracks progress on satisfying performance obligations under contracts with customers. The related billings and cash collections are recorded in the Condensed Combined Balance Sheets within Current contract assets, Other assets, Current contract liabilities, and Contract liabilities. Contract assets (unbilled receivables) arise when the timing of cash collected from customers differs from the timing of revenue recognition, such as when contract provisions require specific milestones to be met before a customer can be billed. Contract assets are recognized when the revenue associated with the contract is recognized prior to billing and derecognized when billed in accordance with the contract. Contract liabilities are recorded when customers remit contractual cash payments in advance of the Company satisfying performance obligations under contractual arrangements, including those performance obligations to be satisfied over time. Contract liabilities are derecognized when revenue is recorded.

Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. The following table summarizes Aerospace’s contract assets and liabilities balances:

2026
Contract assets—January 1	$1,373
Contract assets—March 28	1,463

Change in Contract assets—increase	$90

Contract liabilities—January 1	$(2,680)
Contract liabilities—March 28	(2,674)

Change in Contract liabilities—decrease	$6

Net change	$96

2025
Contract assets—January 1	$1,219
Contract assets—March 29	1,212

Change in Contract assets—(decrease)	$(7)

Contract liabilities—January 1	$(2,401)
Contract liabilities—March 29	(2,369)

Change in Contract liabilities—decrease	$32

Net change	$25

For the three months ended March 28, 2026 and March 29, 2025, Aerospace recognized revenue of $433 million and $401 million, respectively, that was previously included in the beginning balance of contract liabilities.

When contracts are modified to account for changes in contract specifications and requirements, Aerospace considers whether the modification either creates new or changes the existing enforceable rights and obligations. Contract modifications for goods or services which are not distinct from the existing contract are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and Aerospace’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. When the modifications include additional performance obligations that are distinct and at a standalone selling price, they are accounted for as a new contract and performance obligations, which are recognized prospectively.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is defined as the unit of account. Aerospace allocates a contract’s transaction price to each distinct performance obligation and recognizes revenue when, or as, the performance obligation is satisfied. When contracts with customers require highly complex integration or manufacturing services not separately identifiable from other promises in the contracts and, therefore, not distinct, then the entire contract is accounted for as a single performance obligation. For contracts with multiple performance obligations, Aerospace allocates the contract’s transaction price to each performance obligation based on the estimated relative standalone selling price of each distinct good or service in the contract. For product sales, each product sold to a customer typically represents a distinct performance obligation. In such cases, the observable standalone sales are used to determine the standalone selling price.

The Company’s disclosure of the timing for satisfying the performance obligation is based on the requirements of contracts with customers. However, from time to time these contracts may be subject to modifications, impacting the timing of satisfying the performance obligations. Remaining performance obligations exclude performance obligations associated with revenue which is recognized on a right to invoice basis for certain long-term contracts.

The timing of satisfaction of the Company’s performance obligations does not significantly vary from the typical timing of payment. Typical payment terms of the Company’s fixed price over time contracts include progress payments based on specified events or milestones or based on project progress. For some contracts, the Company may be entitled to receive an advance payment.

As of March 28, 2026, Aerospace’s remaining performance obligations, which is the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied, was approximately $18,566 million. Aerospace’s disclosure of the timing for satisfying the performance obligation is based on the requirements of contracts with customers. Performance obligations expected to be satisfied within one year and greater than one year are 61% and 39%, respectively.

Note 5. Other Expense, Net

Other expense, net consists of the following:

	Three Months Ended
	March 28, 2026	March 29, 2025
Environmental remediation expenses	$19	$71
Transaction costs[1]	35	—
Equity income of affiliated companies	(6)	(5)
Other (income) expense, net	2	(8)

Total Other expense, net	$50	$58

1.

Transaction costs consist of professional advisory services fees related to the separation and distribution. For the three months ended March 28, 2026, the Company recognized $193 million of Transaction costs, of which, $158 million is recognized within Selling, general and administrative expenses.

Note 6. Income Taxes

The effective tax rate was lower than the U.S. federal statutory rate of 21% primarily due to jurisdictional mix of earnings. The effective tax rate increased during 2026 compared to 2025 primarily due to incremental tax expense associated with reserves for ongoing examinations.

Note 7. Inventories

	March 28, 2026	December 31, 2025
Raw materials	$1,248	$1,092
Finished products and work in process[1]	3,195	3,219

Total Inventories	$4,443	$4,311

1.	Work in process inventories not separately reported as work in process includes components which can be either sold as spares in end-market sales or included in larger assemblies that are in process.

Note 8. Goodwill and Other Intangible Assets, Net

The below table summarizes the change in goodwill for the three months ended March 28, 2026 by segment:

	December 31, 2025	Acquisitions	Currency Translation Adjustment	March 28, 2026
Electronic Solutions	$1,681	$—	$(1)	$1,680
Engines & Power Systems	646	—	(1)	645
Control Systems	698	—	—	698

Total Goodwill	$3,025	$—	$(2)	$3,023

Other intangible assets are comprised of the following:

	March 28, 2026
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangible assets, net
Customer relationships	$1,285	$(145)	$1,140
Capitalized software	1,331	(702)	629
Customer-related intangible assets	342	(71)	271
Patents and technology	343	(230)	113
Trademarks	37	(29)	8
Other intangible assets	66	(40)	26

Total Other intangible assets, net	$3,404	$(1,217)	$2,187

	December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangible assets, net
Customer relationships	$1,285	$(129)	$1,156
Capitalized software	1,324	(734)	590
Customer-related intangible assets	342	(66)	276
Patents and technology	344	(227)	117
Trademarks	37	(27)	10
Other intangible assets	67	(39)	28

Total Other intangible assets, net	$3,399	$(1,222)	$2,177

Amortization expense related to intangible assets was $43 million and $38 million for the three months ended March 28, 2026 and March 29, 2025, respectively.

Note 9. Debt and Credit Agreements

(in millions)	March 28, 2026	December 31, 2025
3.90% Senior Notes due 2028	$1,250	$—
4.00% Senior Notes due 2029	1,250	—
Floating Rate Senior Notes due 2029	500	—
4.30% Senior Notes due 2031	2,000	—
4.60% Senior Notes due 2033	1,750	—
4.95% Senior Notes due 2036	3,250	—
5.622% Senior Notes due 2046	1,000	—
5.732% Senior Notes due 2056	3,500	—
5.852% Senior Notes due 2066	1,500	—
Other	8	9
Debt issuance costs	(157)	—

Total Long-term debt and current related maturities	15,851	9
Less: Current maturities of long-term debt	5	5

Total Long-term debt	$15,846	$4

Senior Unsecured Notes

On March 16, 2026, and in connection with the separation, Honeywell Aerospace Inc. issued an aggregate of $16.0 billion principal amount of the Notes in nine series with maturity dates ranging from 2028 through 2066. Upon issuance, the Notes became guaranteed on a senior unsecured basis by Honeywell. Following the completion of the separation, Honeywell will be automatically and unconditionally released and discharged from all obligations under these guarantees.

Honeywell Aerospace Inc. distributed the Notes due 2046, 2056, and 2066 (with an aggregate principal amount of $6.0 billion) and $9.1 billion of cash proceeds from the remaining series of Notes to Honeywell as partial consideration for the contribution of assets by Honeywell to Aerospace in connection with the distribution, and retained the balance of the cash proceeds from the remaining Notes issued (i) to pay fees and expenses related to the separation, the distribution, and/or the debt transactions and/or (ii) for general corporate purposes. As of March 28, 2026, all of the Notes were held by third parties.

Interest on the fixed rate notes are payable on March 16 and September 16 of each year until maturity, with the first interest payment due on September 16, 2026. Interest on the floating rate notes are payable on March 16, June 16, September 16, and December 16 of each year, with the first interest payment due on June 16, 2026.

The schedule of principal payments on long-term debt, excluding debt issuance costs, is as follows:

(in millions)	March 28, 2026
2027	$5
2028	1,252
2029	1,751
2030	—
2031	2,000
Thereafter	11,000

Total Long-term debt	$16,008

The Company’s long-term debt is carried at amortized cost. The estimated fair value of the Company’s long-term debt was approximately $15.5 billion as of March 28, 2026, compared to a carrying value of $16.0 billion. The Company determined the fair value of the long-term debt by utilizing transactions in listed markets for identical or similar liabilities. As such, the fair value of the long-term debt is classified as Level 2.

Revolving Credit Agreements

On March 6, 2026, Honeywell Aerospace Inc., a newly formed entity that was organized specifically for the purpose of holding the business of Aerospace and effectuating the separation, entered into a $1.0 billion 364-day credit agreement (the “364-Day Credit Agreement”). Amounts borrowed under the 364-Day Credit Agreement are due no later than March 5, 2027, unless (i) Aerospace elects to convert all then outstanding amounts into a term loan, upon which such amounts shall be repaid in full on March 5, 2028, or (ii) the 364-Day Credit Agreement is terminated earlier pursuant to its terms.

On March 6, 2026, Honeywell Aerospace Inc. entered into a $3.0 billion five-year credit agreement (the “Five-Year Credit Agreement”). The 364-Day Credit Agreement and Five-Year Credit Agreement are maintained for general corporate purposes.

Any amounts borrowed under the Five-Year Credit Agreement are required to be repaid no later than March 6, 2031, unless such date is extended pursuant to the terms of the Five-Year Credit Agreement.

U.S. dollar advances under the 364-Day Credit Agreement and Five-Year Credit Agreement bear interest at a rate of either (i) term SOFR plus an applicable margin that varies from 0.75% to 1.25% per annum based on Aerospace’s public debt rating for its long-term senior unsecured debt or (ii) a base rate, plus an applicable margin 100 basis points less than the applicable margin for term SOFR advances (but not less than zero). Advances in alternative currencies will bear interest at rates based on the applicable benchmark rate for such currency, plus the margin applicable to term SOFR advances.

Aerospace is also required to pay a commitment fee on unused commitments at a rate per annum based on Aerospace’s public debt rating. In addition, Aerospace is required to pay a ticking fee on aggregate commitments from July 1, 2026 until the first date the revolving credit commitments are available to be drawn, at a rate per annum based on Aerospace’s public debt rating.

Aerospace may voluntarily prepay borrowings under the Revolving Credit Facilities without premium or penalty, subject to customary “breakage” costs. Aerospace may also reduce the commitments under any of the Revolving Credit Facilities, in whole or in part, in each case, subject to certain minimum amounts.

The 364-Day Credit Agreement and Five-Year Credit Agreement do not restrict Aerospace’s ability to pay dividends, nor do they contain financial covenants. The 364-Day Credit Agreement and Five-Year Credit Agreement contain customary representations and warranties, affirmative and negative covenants and events of default for investment grade borrowers and financings of this type. Except for certain affirmative covenants, the affirmative and negative covenants contained in the 364-Day Credit Agreement and Five-Year Credit Agreement are applicable only after revolving credit commitments are available to be drawn thereunder.

The revolving credit commitments under the 364-Day Credit Agreement and Five-Year Credit Agreement will be available upon consummation of separation, subject to certain conditions customary for facilities of this type.

Note 10. Leases

Supplemental cash flow information related to leases was as follows:

	Three Months Ended
	March 28, 2026	March 29, 2025
Right-of-use assets obtained in exchange for lease obligations
Operating leases	$36	$2

Supplemental balance sheet information related to leases was as follows:

	March 28, 2026	December 31, 2025
Operating leases
Operating lease right-of-use assets	$278	$254
Accrued liabilities	$37	$35
Other liabilities	261	236

Total operating lease liabilities	$298	$271

Note 11. Accrued Liabilities

	March 28, 2026	December 31, 2025
Customer-related liabilities	$305	$712
Real estate, VAT, and other taxes	339	301
Compensation, benefits, and other employee-related	238	302
Supplier-related liabilities	234	250
Environmental costs	160	174
Warranty reserves	111	109
Operating lease liabilities	37	35
Other	228	222

Total Accrued liabilities	$1,652	$2,105

Note 12. Stock-Based Compensation Plans

Honeywell maintains stock-based compensation plans under which it grants stock options and restricted stock units to certain management level employees, including certain employees of Aerospace. The Condensed Combined Statements of Operations reflect an allocation of these expenses on a specific identification basis for employees who exclusively supported Aerospace or, when specific identification is not practicable, a proportional cost allocation method primarily based on revenue, depending on the nature of the services. The amounts presented are not necessarily indicative of future awards and do not necessarily reflect the costs that Aerospace would have incurred as an independent company for the periods presented.

For the three months ended March 28, 2026 and March 29, 2025, the Company recognized $25 million and $24 million of stock-based compensation costs within Selling, general and administrative expenses in the Condensed Combined Statements of Operations, respectively, of which $14 million and $11 million related to compensation costs for direct employees of Aerospace, respectively, and $11 million and $13 million related to compensation costs allocated from Honeywell, respectively. Refer to Note 3 Related Party Transactions—Corporate Allocations for further details.

Note 13. Accumulated Other Comprehensive Loss

The changes in Accumulated other comprehensive loss are provided in the following table:

	Foreign Exchange Translation Adjustment	Pension Adjustments	Changes in Fair Value of Cash Flow Hedges	Total
Balance at December 31, 2025	$(222)	$12	$—	$(210)

Other comprehensive income (loss) before reclassifications	(9)	—	46	37
Amounts reclassified from accumulated other comprehensive loss	—	—	2	2

Net current period other comprehensive income (loss)	(9)	—	48	39

Balance at March 28, 2026	$(231)	$12	$48	$(171)

	Foreign Exchange Translation Adjustment	Pension Adjustments	Changes in Fair Value of Cash Flow Hedges	Total
Balance at December 31, 2024	$(312)	$1	$(1)	$(312)
Other comprehensive income (loss) before reclassifications	26	—	3	29
Amounts reclassified from accumulated other comprehensive loss	—	—	(2)	(2)

Net current period other comprehensive income (loss)	26	—	1	27

Balance at March 29, 2025	$(286)	$1	$—	$(285)

Note 14. Postretirement Benefit Plans

Honeywell Sponsored Pension Plans

Certain employees of the Aerospace participate in U.S. pension plans sponsored by Honeywell. For the purposes of the Condensed Combined Financial Statements, Aerospace accounts for these plans as multiemployer plans as they are not sponsored by Aerospace. Therefore, the related assets and liabilities are not reflected in the Condensed Combined Balance Sheets. For the three months ended March 28, 2026 and March 29, 2025, these pension plans were not material to the Condensed Combined Financial Statements.

Aerospace Sponsored Pension and Postretirement Benefit Plans

Aerospace sponsors a number of unfunded non-U.S. defined benefit pension plans. The largest plans are closed to new participants. The plans use a December 31 measurement date consistent with Aerospace’s fiscal year. As of March 28, 2026 and December 31, 2025, these pension plans were not material to the Condensed Combined Financial Statements.

Note 15. Commitments and Contingencies

Environmental Matters

Aerospace is subject to various federal, state, local, and foreign government requirements relating to the protection of the environment. It is Aerospace’s policy to record liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on Aerospace’s best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical, regulatory, or legal information becomes available.

Aerospace’s environmental matters are further described in Note 18 Commitments and Contingencies of Notes to the Combined Financial Statements

The following table summarizes information concerning Aerospace’s recorded liabilities for environmental costs across approximately 327 sites:

Balance at December 31, 2025	$823
Accruals for environmental matters deemed probable and reasonably estimable	22
Environmental liability payments	(18)

Balance at March 28, 2026	$827

Environmental liabilities are included in the following balance sheet accounts:

	March 28, 2026	December 31, 2025
Accrued liabilities	$160	$174
Other liabilities	667	649

Total environmental liabilities	$827	$823

Aerospace does not currently possess sufficient information to reasonably estimate the amounts of environmental liabilities to be recorded upon future completion of studies, litigation, or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, although they could be material to Aerospace’s combined results of operations and operating cash flows in the periods recognized or paid. However, considering Aerospace’s past experience and existing reserves, Aerospace does not expect that environmental matters will have a material adverse effect on its combined financial position.

Litigation Matters

Flexjet v. Honeywell International Inc.

Flexjet, LLC (“Flexjet”) provides private jet services to customers. Aerospace maintains aircraft engine maintenance service contracts with Flexjet. During the COVID-19 pandemic, a customer dispute arose over delayed engine deliveries and specified engine enrollments under these maintenance service contracts. In 2021, Parent notified Flexjet that it was invoking force majeure provisions in response to the pandemic. On March 1, 2023, Flexjet brought suit against Parent, alleging breach of the parties’ aircraft engine maintenance service agreement (the “MSA”), seeking liquidated damages for delayed engine repairs, and claiming that its liquidated damages continue to accrue monthly related to engines awaiting repair. Additionally, two third-party aircraft repair and services companies, Duncan Aviation, Inc. (Duncan) and StandardAero Business Aviation Services, LLC (StandardAero) each sued Flexjet for amounts allegedly owed for services provided, and Flexjet filed third-party complaints in those cases on January 10, 2025 and June 10, 2025, respectively, purporting to join the Company as a third-party defendant.

Aerospace recorded accruals in accordance with ASC 450, Contingencies, with respect to the Flexjet-related matters. In December 2025, Parent announced it was in ongoing settlement negotiations with Flexjet and the other parties to the litigation matters.

On January 16, 2026, Parent completed a comprehensive settlement relating to its lawsuit with Flexjet. As part of this comprehensive settlement, Parent entered into settlement agreements with Duncan, StandardAero, and Flexjet. As of January 21, 2026, each of these cases have been dismissed. These settlements resolve all legal disputes among the parties arising out of the alleged breach of the MSA.

In connection with these settlements, Aerospace paid $59 million in December 2025 associated with the Duncan and StandardAero settlements. Aerospace paid $375 million in the first quarter of 2026 associated with a settlement payment to Flexjet.

Contemporaneous with Parent’s entry into the settlement agreement with Flexjet, Flexjet and Parent amended the MSA to extend the term through 2035.

Other Matters

Aerospace is subject to a number of other lawsuits, investigations, and claims (some of which involve substantial dollar amounts) arising out of the conduct of its business operations, including matters relating to commercial transactions, the integration of emerging technologies (such as, but not limited to, artificial intelligence and machine learning), employment, intellectual property, legal, and environmental, health, and safety matters.

Aerospace recognizes liabilities for any contingency that is probable of occurrence and reasonably estimable. Aerospace continually assesses the likelihood of adverse judgments or outcomes in such matters, as well as potential ranges of probable losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter, and if appropriate, with the assistance of outside legal counsel and other experts.

Given the uncertainty inherent in litigation and investigations, Aerospace cannot predict when or how these matters will be resolved and does not believe it is possible to develop estimates of reasonably possible loss (or a range of possible loss) in excess of current accruals for commitment and contingency matters. Considering Aerospace’s past experience and existing accruals, Aerospace does not expect the outcome of such matters, either individually or in the aggregate, to have a material adverse effect on Aerospace’s Combined financial position. Because most contingencies are resolved over long periods of time, potential liabilities are subject to change due to new developments (including new discovery of facts, changes in legislation, and outcomes of similar cases through the judicial system) or changes in assumptions or changes in settlement strategy or the impact of evidentiary requirements, which could cause Aerospace to pay damage awards or settlements (or become subject to equitable remedies) that could have a material adverse effect on Aerospace’s combined results of operations or operating cash flows in the periods recognized or paid.

Note 16. Segment Financial Data

Aerospace globally manages its business operations through three operating segments, each of which also qualifies as a reportable segment. Segment information is consistent with how the President and Chief Executive Officer of Aerospace, who is the Chief Operating Decision Maker (“CODM”), and management reviews Aerospace’s business, makes investing and resource allocation decisions, and assesses operating performance.

Segment profit and Segment Adjusted EBIT are measures of segment profitability used by the CODM, and Segment profit is the measure most consistent with amounts included in the Condensed Combined Financial Statements. The CODM evaluates segment performance based on Segment profit, by comparing budget-to-actual and period-over-period results. Each Segment’s profit excludes taxes, interest, amortization of acquisition-related intangibles, stock compensation expense, environmental remediation expense, pension income (expense), repositioning and other charges, transaction costs, expenses associated with the Honeywell trademark license, and other items within Other expense, net. Transaction costs consist of professional advisory services fees related to the separation and distribution.

Aerospace does not report asset information by segment for internal or external reporting purposes as Aerospace’s CODM does not assess performance, make strategic decisions, or allocate resources based on assets.

The below table summarizes information about significant segment net sales and expenses and other segment items, for each historical period:

	Three Months Ended March 28, 2026
	Electronic Solutions	Engines & Power Systems	Control Systems	Corporate and All Other	Total Aerospace
Net sales
Products	$1,064	$639	$719		$2,422
Services	677	781	472		1,930

Total Net sales	1,741	1,420	1,191		4,352
Less
Cost of products and services sold[1]	959	997	744
Other segment items[2]	272	142	120

Total segment profit	$510	$281	$327	$(23)	$1,095

Depreciation and amortization	$31	$33	$25	$—	$89

1.	Amounts exclude acquisition-related intangibles amortization, repositioning charges, and environmental remediation expenses.
2.

For each reportable segment, the other segment items category includes corporate allocations, equity income of affiliated companies, Selling, general and administrative, and Research and development expenses.

	Three Months Ended March 29, 2025
	Electronic Solutions	Engines & Power Systems	Control Systems	Corporate and All Other	Total Aerospace
Net sales
Products	$929	$590	$714		$2,233
Services	621	684	536		1,841

Total Net sales	1,550	1,274	1,250		4,074
Less
Cost of products and services sold[1]	896	945	693
Other segment items[2]	244	136	110

Total segment profit	$410	$193	$447	$(10)	$1,040

Depreciation and amortization	$34	$29	$22	$—	$85

1.	Amounts exclude acquisition-related intangibles amortization, repositioning charges, and environmental remediation expenses.
2.

For each reportable segment, the other segment items category includes corporate allocations, equity income of affiliated companies, Selling, general and administrative, and Research and development expenses.

A reconciliation of Segment profit to Income before taxes is as follows:

	Three Months Ended
	March 28, 2026	March 29, 2025
Electronic Solutions	$510	$410
Engines & Power Systems	281	193
Control Systems	327	447
Corporate and All Other	(23)	(10)

Total segment profit	$1,095	$1,040
Amortization of acquisition-related intangibles[1]	(22)	(17)
Stock compensation expense[2]	(25)	(24)
Transaction costs[3]	(193)	—
Environmental remediation expenses[4]	(22)	(81)
Interest and other financial charges	(29)	—
Other, net[5]	(4)	15

Income before taxes	$800	$933

1.	Amounts included in Cost of products and services sold and Selling, general and administrative expenses.
2.	Amounts included in Selling, general and administrative expenses.
3.	Amounts included in Selling, general and administrative expenses and Other expense, net.
4.	Amounts included in Cost of products and services sold and Other expense, net.
5.	Amounts include pension income (expense), repositioning charges, and other expenses.

Note 17. Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through May 14, 2026, the date the Condensed Combined Financial Statements were available to be issued.

$16,000,000,000

Honeywell Aerospace Inc.

Exchange Offers for

$1,250,000,000 3.900% Senior Notes due 2028

$1,250,000,000 4.000% Senior Notes due 2029

$500,000,000 Floating Rate Senior Notes due 2029

$2,000,000,000 4.300% Senior Notes due 2031

$1,750,000,000 4.600% Senior Notes due 2033

$3,250,000,000 4.950% Senior Notes due 2036

$1,000,000,000 5.622% Senior Notes due 2046

$3,500,000,000 5.732% Senior Notes due 2056

$1,500,000,000 5.852% Senior Notes due 2066

PROSPECTUS

July 13, 2026